

F.N.B. Corporation

ANNUAL | 2023 | REPORT

BUILDING
ON OUR STRONG
FOUNDATION





ANNUAL | 2023 | REPORT

BUILDING ON OUR STRONG FOUNDATION

Corporate Profile

F.N.B. Corporation (FNB) is the holding company for First National Bank of Pennsylvania. Established in 1864, the Company remains known for a passion for doing what's right and a commitment to its customers and communities that starts at the top of the house. Experienced executive leaders and a dedicated team of highly qualified financial professionals all contribute to the continued success of one of the 50 largest bank holding companies based in the U.S. by total assets.

- FNB offers a broad array of products and services to provide customers with comprehensive financial solutions in consumer banking, commercial banking, wealth management and insurance.
- A publicly traded company on the NYSE (FNB), FNB has a market capitalization of approximately $4.9 billion as of December 29, 2023.
- FNB's inclusion in Standard & Poor's MidCap 400 Index and the Russell 1000 Index reinforces that the Company is characterized by stability and poised for continued growth.
- FNB has a growing commercial and consumer presence spanning seven states and the District of Columbia, with market coverage in several major metropolitan areas, including Pittsburgh, PA; Cleveland, OH; Baltimore, MD; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in NC; and Charleston, SC.
- FNB is recognized for its exceptional customer service and differentiated culture:
    - A highly rated, award-winning mobile app and omnichannel banking platform
    - Winner of more than 100 prestigious Greenwich Excellence and Best Brand Awards in just over a decade
    - Nationally recognized as a 2023 Top Workplace USA, bringing FNB to a total of more than 60 honors as a leading workplace based on employee feedback
    - One of *Newsweek's* America's Greatest Workplaces for 2023
    - Winner of the prestigious President's "E" Award for Export Service
    - Repeatedly ranked on a list of America's Most Just Companies

Consumer Banking

- Deposit Products
- Mobile and Online Banking
- eStore® Digital Banking Experience
- Mortgage Banking
- Consumer and Small Business Lending

Commercial Banking

- Corporate and Business Banking
- Investment Real Estate
- Builder Financing
- Asset-Based Lending
- Lease Financing
- Mezzanine Financing
- Capital Markets
- Treasury Management
- International Banking
- Small Business Administration (SBA) Lending
- Government Banking

Wealth Management

- Trust and Fiduciary
- Retirement Services
- Investment Advisory
- Brokerage
- Private Banking

Insurance

- Property and Casualty
- Employee Benefits
- Personal
- Title

More Than	Approximately	Approximately	Approximately	Approximately	Serving
$46 billion in assets	$35 billion deposits	4200 employees	350 branches	1500 ATMs	7 states & Washington, D.C.

ANNUAL | 2023 | REPORT
BUILDING ON OUR STRONG FOUNDATION


F.N.B. Corporation


Baltimore, MD


Cleveland, OH


Charlotte, NC



- FNB Branch/ATM
★ FNB Planned Expansion Branch/ATM

Our footprint reflects the Company's controlled growth through sound management and innovative strategic planning.


Corporate Headquarters, Pittsburgh, PA


Raleigh, NC


Piedmont Triad, NC


Washington, D.C.



Sustaining Success

In a challenging economic environment that included banking industry disruption, FNB outperformed peer loan growth and maintained deposit levels with a peer-leading deposit mix and overall costs of funds.

As is stated in our Chairman's letter to our shareholders, revenues grew to a record $1.6 billion, and expenses were well controlled, leading to an efficiency ratio of 51 percent for the year. This resulted in FNB achieving record operating earnings per share (EPS) of $1.57, a 12 percent increase year over year, and 10.4 percent total shareholder return for the year. Both measures are significantly greater than peers.

Enhancing eStore

After more than a decade of development, our award-winning digital banking platform received a significant addition with the introduction of the eStore Common application, positioning FNB as one of the first banks to offer a single, universal application for almost all products and services and providing the ability to apply for multiple products simultaneously.



9:41
First National Bank
Login
Personal
Business
eStore®
How can we help you?
eStore®
Search for Products
Physicians First
eStyle Account
eStyle Plus Account
Freestyle Checking

eStore is available through multiple banking channels, including mobile devices, online and in branches.

Growing Our Reach

We continue to expand and optimize our physical delivery channels. In 2023, we added four de novo branches and leveraged branded ATM partnerships to further grow our presence. In our Mid-Atlantic Region, we became the sole ATM provider for the Washington Metropolitan Area Transit Authority (Metro) rail system. The partnership adds more than 120 machines to our ATM network and exposes the FNB brand to millions of D.C. residents and visitors alike.



The Washington Metro is the third-largest heavy rail rapid transit system in the U.S. © Kickstand via Canva.com

Building Opportunities

Our commitment to improving our communities and creating opportunities to succeed remained as strong as ever, highlighted by our new Special Purpose Credit Program (SPCP), which promotes homeownership and economic equality to consumers in majority-minority neighborhoods through expanded access to credit.

FNB Home Ownership and Home Equity Plus are accessible in eStore.



Home Ownership and Home Equity Plus Programs
Expanding access to credit for our majority-minority neighborhoods.
First National Bank



Heading Toward Home

FNB Financial Center, our new 26-story headquarters, marked several milestones ahead of its anticipated 2024 opening, including a "Topping Off" ceremony and completion of the all-glass façade. The activation of the signature LED signs at the building crown cemented FNB's presence on the Pittsburgh skyline.



FNB Financial Center will centralize our corporate operations and serve as the centerpiece to an economically transformative development in an underserved neighborhood.

FNB Financial Center by the Numbers

Floors — 26

Total Space — Nearly 550,000 square feet

Minority-Owned Business Contracts — More than $36 million as of December 2023

Women-Owned Business Contracts — Nearly $9 million as of December 2023

Impact — $1 billion in expected economic expansion

Strategic Priorities

Everything we do as a Company stems from our leadership team's vision, our Board of Directors' stewardship, and our talented team's ability to execute these strategic priorities which reflect our underlying culture of strong risk management and compliance:



Drive Organic Growth

Maintain Efficiency and Expense Control

Optimize the Retail Bank

Build a Durable, Scalable Infrastructure

Build a Strong, Differentiated Brand

Promote Core Values, Including Diversity and Inclusion


Corporate Responsibility, Diversity and Inclusion Awards

- "Outstanding" Community Reinvestment Act Rating
- Coalition Greenwich — Standout Commercial Bank for Demonstrating Commitment to ESG Principles and Values (twice)
- DiversityJobs.com — Top Diversity Employer (four times)
- Diversity Lab — Mansfield Rule: Legal Department Edition 1.0, 2.0 and 3.0 Certified
- DiversityComm — *Professional Woman's Magazine, HISPANIC Network Magazine, Black EOE Journal*
    - Best of the Best (Financial & Banking)
    - Top Employers
    - Top LGBTQ+ Friendly Companies
- WomenCertified — Women's Choice Award® – Best Companies to Work For in the Women and Millennial Women categories (twice)
- 50/50 Women on Boards — Rated a "3+" for the percentage of women on the Company's Board
- Cities for Financial Empowerment Fund — Bank On certification for the eStyle checking account for 2021-2024

America's Most Just Companies

JUST Capital's list of America's Most Just Companies ranks the largest publicly traded companies in the country according to the issues that matter most in defining just behavior. FNB's inclusion for six consecutive years demonstrates our position as a responsible leader in the financial services industry.



Workplace Awards

- Energage — Top Workplaces
    - USA (three times)
    - Financial Services (three times)
    - Culture Excellence (Innovation, Leadership, Work-Life Flexibility, DE&I Practices (all twice), Compensation and Benefits, Employee Well-Being, Employee Appreciation and Professional Development)
    - Greater Pittsburgh (13 times)
    - Northeast Ohio (nine times)
    - South Carolina (three times)
    - Charlotte (twice)
    - Baltimore (twice)

Newsweek's America's Greatest Workplaces

FNB earned placements on the national news magazine's inaugural lists of America's Greatest Workplaces, appearing on the overall and Greatest Workplaces for Diversity, LGBTQ+, Parents and Families, Remote Work and Veterans categories. The lists were compiled by a third-party research firm based on public data, interviews with human resources professionals and surveys.




F.N.B. Corporation

Performance, Service and Innovation Awards

- *Forbes* — World's Best Banks (three times); America's Best Banks (13 times); Global 2000; Best Banks in Each State (PA)
- Coalition Greenwich — Excellence and Best Brand (More than 100 awards)
- GoBankingRates — Top Regional Banks; Best Checking Accounts
- *Monitor* — Top 100 (six times); Top 50 Bank Finance/Leasing Companies (four times)
- *PA Business Central* — Top 100 Organizations (nine times)
- DepositAccounts.com — Received an A rating for financial health

Celent Model Bank for Omnichannel Retail Delivery
Celent, a leading global research and advisory firm for the financial services industry, said eStore "places FNB's product selection experience among the most forward-thinking organizations." Affirming our digital leadership, the firm's Model Bank Awards recognize the best practices of technology usage in areas critical to success in banking.



Employee Recognition Awards

- Women's Leadership Diversity IMPACT 50 List *(Career Mastered Magazine)*
- Woman Leadership Awards *(Onyx Woman Network)*
- South Carolina Women in Business Awards *(Integrated Media)*
- C-Suite Awards *(Pittsburgh Business Times)*
- 20 People to Know in Banking *(Pittsburgh Business Times)*
- Power List for Banking & Finance, Power 100 List *(The Daily Record)*
- Best and Brightest Under 35 *(Charleston Business Magazine)*
- Chairman's Award (Kernersville (NC) Chamber of Commerce)
- The Order of the Long Leaf Pine (North Carolina Governor's Office)
- Ones to Watch: Women in Banking (Highwire PR)
- Hall of Honor Class of 2023 Inductee (Catholic Charities Summit County (OH))
- Business Hall of Fame Inductee (Greater Johnstown/ Cambria County (PA))
- Rotarian of the Year (Rotary Club of Strongsville (OH))
- Community Partner Award (Grace-Mar Services Inc. (NC))
- Outstanding Fundraising Achievement (Leukemia & Lymphoma Society)

American Banker's **Innovators of the Year — Vincent J. Delie, Jr., Chairman, President and CEO**
Vince Delie was named to the trade publication's list honoring leaders who are driving banking innovation. Vince Delie's vision and leadership are the force behind FNB's omnichannel Clicks-to-Bricks strategy and proprietary eStore.

- Leadership Excellence in Banking *(CEO Today – USA Awards)*
- Power 100 *(Pittsburgh Business Times)* (four times)
- Top 100 People *(PA Business Central)* (ten times)
- Pittsburgh Power 100 *(City and State PA)* (twice)
- Power List for Banking and Finance (twice) as well as Accounting and Wealth Management *(Central Penn Business Journal)*

AMERICAN BANKER.


FNB's sustained success is the result of careful planning by an experienced management team and execution by a diverse workforce of talented bankers. Led by Chairman, President and Chief Executive Officer, Vincent J. Delie, Jr., we are guided by a corporate strategy that is fueled by long-term investments in technology, our team and the communities where we operate.



FNB employees celebrate the Company's success at a briefing at PPG Paints Arena in Pittsburgh.

This strategy, coupled with our disciplined risk management practices, forms the strong foundation that has enabled our Company to grow and thrive throughout economic cycles. We have assembled a formidable financial institution spanning some of the most stable and fastest-growing markets in the U.S., and we have done so while facing a financial crisis, global pandemic and a broad range of geopolitical and economic disruptions.

2023, a year marked by historic turmoil in the banking industry, only further validated the power of our strategic approach. As years of thoughtful investment continued to come to fruition, FNB continued to stand out — earning prestigious national awards, further advancing our industry-leading digital platforms and eStore, and delivering the strong, consistent performance our shareholders have come to expect.

Tomorrow's Bank — Today

The most powerful engine driving FNB's expansion and performance is our investment in innovation, which positions us to embrace changing customer behaviors and increase efficiency for our Company. Steering those developments is our Clicks-to-Bricks strategy, established in 2016 and championed by Vince Delie, who was named one of *American Banker's* Innovators of the Year in 2023.

Clicks-to-Bricks is geared toward creating a convenient, consistent experience no matter where or how customers bank. We focus on the seamless integration of our online, mobile and traditional physical (branch and ATM) experiences so that customers can easily move between channels based on their schedule and preferences. After nearly a decade of evolution and development, we unveiled eStore — the centerpiece of Clicks-to-Bricks — in 2021.

In 2023, we celebrated the launch of the eStore Common application (Common app), a universal application that will include nearly all FNB products and services and that also allows users to apply for multiple products at one time. A one-of-a-kind user experience in the banking industry, the Common app drastically decreases keystrokes, enables users to upload supporting documents and reduces the amount of time needed to complete multiple applications. With a phased-in implementation, customers were able to apply for most consumer loan and deposit products through the Common app by the end of 2023, and small business products are on the roadmap to be added in 2024.

Early returns for the Common app show strong customer engagement. When comparing June – December 2023 to the same period in 2022, FNB roughly doubled both the number of online consumer loan applications submitted and the total number of consumer loan products that were applied for online. Plus, approximately 30 percent of Common app submissions were by non-FNB customers, demonstrating the effectiveness of the platform and its substantial opportunity to continue adding and deepening client relationships.



An FNB banker demonstrates to a customer how to use an in-branch eStore kiosk.

How to Use eStore

eStore, FNB's flagship technology, delivers an award-winning banking experience. Customers can use their online or mobile device or an interactive in-branch kiosk to shop for products and services, open accounts, apply for loans, schedule appointments and access financial education resources. All in one place, all on their time. Learn more at fnb-online.com/eStore.



Conveniently browse FNB's suite of products and services and receive personalized product recommendations.

Access the Shopping Cart to begin an application, send a selection home to complete on a personal device, or schedule time to meet with a local banker.[1]

Tap on a product box to learn more, add it to the Shopping Cart or compare it to other similar products.

Find out what Special Offers may be available for certain products and solutions.

Engage with financial education content.



(1) To protect customer data and security on a shared device, customers make their selection(s) on the in-branch kiosks and from the Shopping Cart can either schedule time to meet with a banker or send their selection to their email to complete using a personal device.




The eStore Common application is revolutionizing how customers apply for products and services.

In concert with our comprehensive digital banking capabilities, ATMs and growing network of more than 100 ATMs with TellerChat capability (commonly referred to as Interactive ATMs or ITMs), eStore makes it possible for consumers to manage most of their banking needs on their schedule without having to visit a branch.

Beyond personal banking, we champion innovation across the full spectrum of consumer and business financial services. In 2005, FNB was the first bank in our Federal Reserve district to introduce desktop deposit capabilities for businesses, and we have stayed at the leading edge of commercial service with our digital offerings. Our insurance subsidiary embraced this philosophy with its new "digital agency," which was developed throughout 2023 before launching in January 2024 for commercial clients. The platform is accessed through eStore, with clients being provided tailored coverage options and then connecting with an insurance professional for additional discussion and to complete the purchase. This efficient system saves time for clients and employees and matches the expectations of buyers who prefer digital experiences. The tool is currently available for small businesses with consumer service expected later in 2024.

Innovation from the Inside Out

Internally, we invest in systems and processes that streamline operations and aid us in building an even more effective Company. We have spent years constructing a powerful data engine and developing accompanying expertise. Today, our proprietary data science models enable us to increase automation and effectiveness, deliver tailored product recommendations for customers, produce high-quality leads for bankers and navigate complex regulatory and risk management frameworks.

Our underlying technology is critical to our success, and in 2023, we undertook a significant effort to upgrade the Company's core banking infrastructure to serve FNB into the future. The updated infrastructure is expected to reduce transaction processing times by up to 50 percent, enhance accuracy, automate certain processes and prepare us to handle additional capacity commensurate with FNB's growth.

Additionally, we continued a multiyear initiative to develop a single platform that encompasses all branch activities, including teller, account opening and servicing, relationship management and lending functions. As a result, we will be able to focus more on the customer journey within all service delivery channels.

We also are modernizing our Contact Center. We implemented enhanced technology to streamline customer identification and provide best-in-class security for telephone banking customers. These tools simplify authentication, fast-track the process to begin telephone banking and lead to more customers using the self-service option for balance inquiries and other transactions instead of asking to speak to an agent.

The Contact Center improvements translate to substantial savings for the Company, as a self-service interaction through the phone banking system costs FNB approximately 80 percent less than an interaction with a live agent. Thanks in part to these enhancements, we have been able to maintain flat Contact Center staffing even as our customer base grows — an important efficiency proof point that will be further reinforced by an upcoming feature allowing callers to directly transfer to their home branch if the wait is too long.

From consumer-facing initiatives to behind-the-curtain processes, our instinct for innovation is building a more convenient, consistent and efficient bank for our customers, employees and shareholders.



In the Right Place

Our physical presence remains a critical component of Clicks-to-Bricks and our overall growth strategy. We have been deliberate in planning how and where we expand, placing great importance on geographic diversity, customer access and community benefit.



The interior of our branch in Mt. Lebanon, PA, which opened in 2023.

Since the 2008 financial crisis, we have focused on spreading our footprint across the Mid-Atlantic and the Carolinas, including high-growth markets such as Baltimore, MD; Washington, D.C.; Charlotte, NC; Charleston, SC; and Greenville, SC. Our expansion has provided access to approximately 8 million new households, resulting in a household compound annual growth rate (CAGR) that is twice as high in new markets as it is in our legacy footprint. Additionally, the expanded 2023 footprint averaged $100 million in deposits and $93.4 million in loans per branch, compared to $29.1 million and $26.7 million in 2009, respectively.

Through our intentional approach to growth, we have built a strong core franchise that holds top ten market share positions in multiple major metropolitan statistical areas (MSAs), including Pittsburgh (3), Winston-Salem (3), Baltimore (6), Charlotte (9) and Raleigh (10). Across the footprint, we occupy a top five market share position in 28 of the 59 MSAs where we operate and maintain a top three position in 16. In 2023, our deposit growth outperformed market growth in nearly half of the MSAs we serve. Learn more about our dynamic geographic footprint on page 14.

Today, approximately 31 million people live within a 15-minute drive of an FNB branch and/or an FNB-owned or -branded ATM. Our service network has been thoughtfully enhanced over time by our Retail Banking team, who use an established optimization process that results in a rolling schedule of branch consolidations, relocations and renovations as well as selective expansion. During 2023, we opened or began the process to open 13 de novo branches in six states and continued to deploy our ATM strategy to increase our reach at a relatively low cost to FNB. In fact, third-party ATM partnerships with recognizable brands such as Harris Teeter and Spinx have helped us double the size of our ATM network since the start of 2021.

A highlight of our 2023 activity was our agreement to become the sole ATM provider for the nation's third largest heavy rail transit system, the Metro, which provides tens of millions of rides annually in the Washington, D.C. metropolitan area. The deal greatly expanded our reach and impact, especially when considering the percentage of Metro stations that are in majority-minority (50 percent) and low- to moderate-income (30 percent) communities.



The Remington Row Office in Baltimore, MD, showcases our commitment to expanding access to banking services in our communities.


Personnel is as vital to the customer experience as location, and in 2023, we completed our previously announced retail evolution with the transition of approximately 1,000 employees to Relationship Banker positions. Replacing traditional teller roles, Relationship Bankers assist customers with a more comprehensive set of services, identify and facilitate sales opportunities, and serve as the primary customer contact. From January through October 2023, Relationship Bankers were the driving force in an 81 percent increase in outbound calls to prospective clients, a 93 percent increase in appointments set and a 49 percent increase in referrals from the previous year.

Being present for our customers and communities extends to corporate facilities as well, which is why we have a Companywide strategy to locate regional hubs in urban centers and/or potentially underserved communities. In addition to the direct and indirect economic benefits our expansion brings to those areas, this approach generates efficiency and productivity gains for FNB because we are able to consolidate operations and encourage greater cross-functional collaboration between our teams.

During the last five years, this model has significantly increased our profile in Charlotte, Raleigh and Greensboro, NC, where we opened regional headquarters in modern, newly constructed towers. Added to the buildings we have occupied for years in Baltimore, MD; Cleveland and Youngstown, OH; and Pittsburgh, PA, our prominent, thoughtfully designed sites and enhanced brand visibility create additional awareness to attract both clients and top talent.



FNB Tower in Raleigh, NC, which opened in 2019, is the headquarters for our Raleigh-Durham Region.

Technology Powers Up Our In-Person Service

Our investments in technology make it possible for us to get the most out of our physical locations, including by upscaling our ITMs. In advance of our plan to fully integrate ITMs with eStore, we have begun the process to transition our video tellers to full-service bankers. When complete, customers will be able to use ITMs to open accounts and perform other advanced functions, meaning we can add even more consumer touchpoints and in-person service access using channels we already operate.




FNB's ATMs with TellerChat, or ITMs, enable customers to connect with bankers during hours branches are normally closed.



Welcome Home

We expect to achieve the pinnacle of our urban location strategy in 2024 when we open FNB Financial Center, our new corporate headquarters, in Pittsburgh, PA. The 26-story, state-of-the-art building is the pilot project of a large-scale redevelopment in the Lower Hill District, a predominantly Black neighborhood. Adjacent to the city's Downtown, the development marks a collaboration of multiple private and public partners to revitalize a long-underserved neighborhood that is steeped in Black history and culture. The renewal project is considered one of the largest, most socially responsible urban redevelopment initiatives taking place in the country, with substantial requirements for participation in construction by minority- and women-owned businesses. It is expected to result in nearly $1 billion of economic expansion, the creation of thousands of jobs and a direct positive impact that will resonate throughout the Pittsburgh region for generations. To learn more about FNB Financial Center and FNB's extensive commitment to the Hill District, including more than $200 million in loans, investments and grants, visit fnb-online.com/corporateresponsibilityreport.



A group of FNB employees head to the FNB Financial Center site for a tour during construction.

Invested in Our Team's Success

FNB's future depends on our ability to attract and retain top talent, and it is our responsibility to ensure they come to work in a safe, productive and supportive environment.

In addition to the new, employee-centric facilities we have opened in multiple markets, we have made long-standing investments in industry-leading benefits that promote work-life balance, financial and mental health and overall wellbeing. Our total package includes robust training and development programming that encourages advancement and increased representation at all levels of our organization.



Employees from our new branch in Reston, VA, during the August 2023 grand opening. Photo by Creativeprostudio.com


We also have taken long-term action to ensure that our compensation is both competitive and acutely attuned to our strategic, risk management and cultural priorities. Along with a multiyear initiative that increased our minimum hourly wage by more than 50 percent — far exceeding requirements in all the states we serve — we recalibrated our incentive program to better reward behaviors that are most beneficial for our Company. For example, in 2019, we began the process to shift our retail incentive structure to emphasize profitable balance sheet growth over production volume. Through education and data-driven analysis, we have deployed an agile program that positions us to increase and achieve goals, prioritize customer needs and fairly compensate our teams.

On the Commercial Banking side, we also implemented a supplemental bonus opportunity for Relationship Managers who achieve a combination of portfolio growth, production and new relationships while maintaining pristine credit administration. This has made a positive impact and contributed to excellent retention rates for our top performers.



Additional details about FNB's compensation philosophy and executive compensation are available in the 2024 Proxy Statement.

By taking a 360-degree approach to employee needs, we have created a superior culture that has earned more than 60 independent workplace awards based on employee feedback. We provide an inclusive environment that fosters collaboration, creativity and a passion to win, all of which comprise a formula that enables us to go to market quickly and with superior results for our shareholders.

A Force for Good

FNB's growth and success put us in a position to make a difference, and our dedication to improving the quality of life in the regions we serve is at the very heart of our Company culture. In turn, by investing in our communities, including through our own expansion, we build an even stronger organization and an environment in which it can thrive.

Our long-standing commitment to corporate responsibility is evident in the hundreds of millions of dollars we have invested to strengthen our communities, as well as in our products and services, financial education and employee volunteer initiatives. We built on these efforts in 2023 with a range of developments, including the introduction of our new SPCP to expand access to credit in majority-minority census tract areas. The SPCP reduces financial barriers and upfront costs to homeownership, expanding on FNB's existing programs and initiatives to provide affordable homeownership solutions for buyers of all income levels. Visit fnb-online.com/ownit to learn more.



FNB team members meaningfully engaged with their communities and participated in countless events throughout 2023, including a panel at the Western PA Black Homeownership Forum.



We also contribute significant resources toward financial literacy based on our belief that by educating consumers and showing them how to use banking products successfully, we are really providing both the tools and the information that are needed to achieve financial security. After all, making a budget, managing a checking account and understanding credit are essential building blocks on the way to homeownership, wealth building and financial independence. To address knowledge gaps in our communities, we provide free financial education programming that is available in multiple channels, including online and mobile devices, in the eStore and in-person presentations by our staff or community partners.



An FNB employee and mentor (right) meets with his mentee during an Access to Capital Workshop in Greensboro, NC.

These are only select highlights of FNB's significant community impact. Learn more about our broad-ranging support and diversity and inclusion strategy at fnb-online.com/corporateresponsibilityreport. The 2024 report will be available later in the year.

A World-Class Financial Institution

Our investments in technology, our team and our communities form the foundation that has propelled FNB from our rural roots to our status as one of the 50 largest bank holding companies in the U.S. by total assets.

As part of our growth, we have built a sophisticated Commercial Banking organization that can compete with both large and small institutions throughout the industry, and we continue to refine our offerings through the addition of talented bankers and new enhancements. To highlight just a few of our recent achievements, in 2023, we:

- Crossed $1 billion in portfolio assets for our Equipment Finance subsidiary, driven in part by growing expertise in the renewable energy sector.
- Rolled out an automated Dealer Floorplan product for vehicle and equipment dealerships that we expect will enable us to tap into a pipeline of more than 400 preexisting relationships.
- Continued to invest in our broad set of Treasury Management services, including preparation to upgrade our underlying technology so that we can provide an improved user experience and further expand our Clicks-to-Bricks principles to our commercial clients.

Under Vince Delie's leadership, we have steadily and significantly strengthened our Capital Markets division with interest rate management, mezzanine financing, debt capital markets and international banking services. These capabilities set FNB apart and spur our trajectory as a world-class financial services institution. Our growing prominence will be on display in FNB Financial Center, where many members of these teams will be housed on our state-of-the-art, two-story trading floor — a hub of fast-paced activity for employees who have their fingers on the pulse of capital market activities.

Moving Onward Together

2023 certainly reinforced the value of a strong foundation. Our established principles and strategic investments led to a stable year in which we outperformed our peer group, introduced new innovations that add value to successful platforms and laid the groundwork for still more exciting developments on the near horizon. As we begin 2024, our 160th year in business, we are eager to further build on our momentum to benefit our communities and drive exceptional results for our customers, shareholders and employees.


1 Cleveland
Population: 2.1 million
of $100k Businesses: 86k
Deposit Market Share Rank[4]: 13
Deposit Market Share: 0.7%

2 Pittsburgh
Population: 2.3 million
of $100k Businesses: 196k
Deposit Market Share Rank[4]: 4
Deposit Market Share: 4.7%

3 Baltimore
Population: 2.9 million
of $100k Businesses: 214k
Deposit Market Share Rank: 7
Deposit Market Share: 3.2%

4 Washington, D.C.
Population: 6.4 million
of $100k Businesses: 488k
Deposit Market Share Rank: 45
Deposit Market Share: 0.1%

5 Charleston
Population: 832k
of $100k Businesses: 58k
Deposit Market Share Rank: 25
Deposit Market Share: 0.4%

6 Winston-Salem
Population: 686k
of $100k Businesses: 42k
Deposit Market Share Rank: 3
Deposit Market Share: 8.9%

7 Greensboro
Population: 785k
of $100k Businesses: 56k
Deposit Market Share Rank: 7
Deposit Market Share: 3.5%

8 Raleigh
Population: 1.5 million
of $100k Businesses: 99k
Deposit Market Share Rank: 10
Deposit Market Share: 1.1%

9 Charlotte
Population: 2.8 million
of $100k Businesses: 182k
Deposit Market Share Rank: 9
Deposit Market Share: 0.3%

10 Richmond[5]
Population: 1.3 million
of $100k Businesses: 101k
De novo expansion planned in 2024

Diverse Footprint with Strong Market Share[2],[3]

FNB's market deposit CAGR is 14% over the last 6 years buoyed by our new markets.



- FNB Branches
- FNB ATMs
- ★ Major Cities

(2) Demographics and market data per S&P Global Market Intelligence for corresponding MSAs as of year end 2023 and 2023 FDIC deposit data. (3) Businesses in MSA with estimated business annual sales >$100k.
(4) Share rankings exclude custodial banks and insurance companies. (5) Richmond locations represent announced de novo expansion.





Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation
First National Bank

To Our Fellow Shareholders:

F.N.B. Corporation delivered an exceptional financial performance in 2023 through the consistent execution of our strategic initiatives. Revenues grew to a record $1.6 billion, and expenses were well controlled, leading to an efficiency ratio of 51% for the year. This resulted in FNB achieving record operating EPS of $1.57, a 12% increase year over year, and 10.4% total shareholder return for the year. Both measures are significantly greater than peers.

The banking disruption in the beginning of the year placed a spotlight on the importance of FNB's granular and stable deposit base, strong capital and liquidity position, award-winning digital and data management investments, and consistent and prudent underwriting standards. These practices have always been integral to our long-term strategy and are ingrained in the foundation upon which we operate.

The strength of our business model is evident as FNB produced record revenue growth of 8.9% and operating net income available to common shareholders growth of 14.9% during 2023 when compared to the prior year. Over the previous 15 years, FNB has consistently reported growth in total revenue and operating net income available to common shareholders. These metrics have CAGRs of 10.8% and 22.6%, respectively, spanning the tenure of our leadership team.



Total Revenue and Operating Net Income Available to Common Shareholders
grew at CAGRs of 10.8% and 22.6%, respectively, since 2009.
Chart shown in millions

Year	Total Revenue	Operating Net Income Available to Common Shareholders (non-GAAP)
2009	$372	$33
2010	$401	$68
2011	$436	$90
2012	$504	$115
2013	$532	$123
2014	$624	$144
2015	$660	$154
2016	$813	$188
2017	$1,098	$281
2018	$1,208	$367
2019	$1,211	$386
2020	$1,216	$314
2021	$1,237	$400
2022	$1,443	$495
2023	$1,571	$569

Our successful growth is directly linked to our ability to continue to foster close relationships with our customers. In addition to prioritizing high-touch service, we have made strategic investments in capabilities to deepen customer relationships, gain market share and further outpace our competitors, particularly in the digital and fee-based product offerings we deliver for retail and business customers. One example is our award-winning eStore, which offers a unique platform driving a better customer experience and product penetration. Our eStore Common application — an eStore enhancement launched in 2023 — utilizes a single universal account application for the majority of our consumer loan and deposit products, enabling customers to simultaneously apply for up to 30 products, with more products and services planned to be incorporated in 2024.


The success of our eStore and strong customer service experience have contributed to total loans and leases ending the year at a record $32.3 billion, an increase of $2.1 billion since year-end 2022. In addition, our diverse fee-based businesses deepened our customer relationships by providing high-value services that enable clients to increase efficiency, manage risk, improve cash flow and grow revenue. Adding to our comprehensive set of products and services, FNB expanded our public finance and Treasury Management capabilities in 2023. FNB will continue to focus on bringing high-value solutions to our clients and grow customer relationships across our multi-state footprint.



Diversified, Granular and Stable Deposit Base

FNB's deposit base remains strong with total deposits ending 2023 at nearly $35 billion, stable from December 2022 despite the March 2023 liquidity crisis that accelerated deposit competition in the banking industry. FNB's ability to maintain our favorable deposit levels and deposit mix is attributed to our long-term strategy of becoming our customers' primary operating bank. Our team's focus on generating low-cost deposits across both the consumer and commercial portfolios is aided by our diversified footprint, digital tools and deep Treasury Management product offerings. FDIC deposit market share data released in September revealed that FNB ranks in the top 10 in over 80% of the MSAs in which we operate.



Table may not sum due to rounding.

FNB's stable and granular deposit base permits us to maintain a favorable deposit mix and margin despite the broader liquidity crisis and customers moving into higher-rate deposit products because of rapidly rising interest rates. As of December 31, 2023, non-interest-bearing deposits comprised 29.4% of total deposits with the year-over-year change in balances and total mix shift ranking as second and third, respectively, relative to our benchmarking peer group. As time deposits have grown, we have intentionally kept the duration short, with a weighted average maturity of 10 months; better positioning FNB in a lower rate environment which protects our margins.

Change in Non-Interest Bearing Deposit Balance
4Q22- 4Q23


Peer 1 (8.5%)
(14.2%)
Peer 2 (15.2%)
Peer 3 (15.6%)
Peer 4 (17.9%)
Peer 5 (18.1%)
Peer 6 (19.1%)
Peer 7 (19.2%)
Peer 8 (19.4%)
Peer 9 (19.5%)
Peer 10 (20.0%)
Peer 11 (20.2%)
Peer 12 (20.8%)
Peer 13 (21.1%)
Peer 14 (22.0%)
Peer 15 (26.6%)
Peer 16 (26.7%)
Peer 17 (30.6%)
Peer 18 (31.3%)

Change in Non-Interest Bearing Deposit to Total Deposit Mix
4Q22- 4Q23


Peer 2 (3.6%)
Peer 3 (4.6%)
(4.8%)
Peer 9 (5.5%)
Peer 5 (6.1%)
Peer 4 (6.5%)
Peer 1 (6.7%)
Peer 11 (6.9%)
Peer 12 (7.0%)
Peer 10 (7.4%)
Peer 6 (7.5%)
Peer 8 (7.5%)
Peer 13 (7.9%)
Peer 14 (8.2%)
Peer 7 (9.8%)
Peer 16 (10.8%)
Peer 18 (11.8%)
Peer 17 (14.5%)
Peer 15 (14.9%)

Effectively managing the deposit mix shift and cost continues to be a significant focus in the current rate environment. Since March 2022, the Federal Open Market Committee (FOMC) increased rates 525 basis points, placing competitive pressure on deposit costs. For the reasons previously mentioned, we have outperformed the industry with a total cumulative deposit beta of 34.3% through the end of 2023. The relative success of our deposit beta management is partially attributed to the insights generated by our data scientists who use our data hub and artificial intelligence to analyze customer behavior. This technology, in combination with our team's management of deposit costs, allows FNB to offer the most competitive rate to our clients while maintaining our overall deposit costs.


Active Balance Sheet Management and Capital Flexibility

FNB remains conservative and committed to active balance sheet management, which includes strong liquidity and capital as well as consistent underwriting standards. FNB will continue to focus on deploying capital in a manner that is fully aligned with our shareholders' interest and provides optimal risk-adjusted returns. Through our quarterly common dividend and share repurchase program, FNB has returned nearly $220 million to our shareholders in 2023, resulting in nearly $2.0 billion in the past 15 years. Through better relative profitability, FNB retained capital to grow two key metrics — common equity tier 1 (CET1) and tangible common equity to tangible asset ratio (TCE ratio)(non-GAAP) — to near record and record levels of 10.0% and 7.8%, respectively. FNB reported an upper-quartile operating return on average tangible common equity (non-GAAP) of 18.3%, even with record high capital ratios, and grew tangible book value per share (non-GAAP) to a record $9.47. When considering the cumulative dividend per share since 2009 and tangible book value per share, the total reaches $16.67 at year-end 2023 with a 9.5% 15-year CAGR.

Tangible Book Value + Cumulative Dividends



Guided by liquidity governance policies, FNB's management team and Board of Directors remain acutely focused on actively managing liquidity and the overall balance sheet position. Our strong liquidity position is demonstrated by our uninsured and non-collateralized deposit coverage ratio of 146% as of December 31, 2023. Through the monitoring of internal and external indicators, as well as our treasury team's ongoing evaluation of numerous liquidity metrics, FNB historically has been able to take the appropriate steps to ensure the safety and soundness of the Bank.



FNB's investment portfolio philosophy is conservative with respect to duration and risk. We manage to an average duration of between three and five years and historically maintained a fairly even split between available-for-sale and held-to-maturity investment securities. Because of this conservatism, the potential impact of the available-for-sale and held-to-maturity marks on our capital base demonstrates FNB's strong capital and liquidity position relative to many others in the industry.



The conservative nature of our balance sheet management practices extends to FNB's steadfast approach to consistent underwriting and managing credit risk to maintain a balanced, well-positioned portfolio throughout economic cycles. We proactively review and stress test portfolios on an ongoing basis, including a full Companywide stress test on an annual basis. We were pleased with the results, which confirm that our diversified portfolio and proactive credit risk management enable FNB to withstand various economic downturn scenarios. Additionally, we closely monitor macroeconomic trends and the individual markets in our footprint, and will continue to manage risk proactively and aggressively as part of our core credit philosophy, which has served us well throughout various economic cycles.

(1) Hypothetical TCE calculation of FNB's HTM unrealized losses were included as part of the calculation. (2) A non-GAAP measure. (3) Excludes NYCB and SSB due to information not being available at time of publication.


Stated Strategic Objectives and Accomplishments

Our overall goal is to sustainably grow shareholder value and drive long-term results. To best accomplish this, executive management has focused on a number of financial goals and objectives. The following are a few of the significant highlights of our results from 2023:

- Achieved **top quartile total shareholder return** on a 1-, 2-, and 3-year basis
- **Record $1.6 billion** in revenue
- **Record operating EPS (non-GAAP) of $1.57** and record operating net income available to common stockholders (non-GAAP) of $568.6 million[4]
- **51.2% efficiency ratio** with positive operating leverage and more than $75 million in cost savings goals achieved over the last five years
- **$2.1 billion** growth in total loans at year end and 21% growth in year-over-year eStore interactions
- **29.4%** of total deposits are non-interest bearing
- **Nearly $220 million** of capital returned to shareholders in 2023 and nearly $2 billion since 2009
- **18.3% operating return** on tangible common equity (non-GAAP)
- **14.5% growth** in tangible book value per share (non-GAAP) to a record $9.47 per share
- **0.34% non-performing loans + other real estate owned (OREO)** to total average loans and OREO

As you can see from above, FNB is well-positioned to continue to achieve upper-quartile performance with our team's focus on producing long-term shareholder value in 2024.

Closing

Throughout 2023, FNB was able to capitalize on our competitive advantage given our superior digital offerings, conservative risk management and the strength of our balance sheet. We are well prepared to meet the needs of our consumer and business clients with a broad array of products and services, a strong balance sheet, and a commitment to achieving success for all of our stakeholders. We will continue to closely monitor macroeconomic and market-specific trends to manage risk proactively as part of our core credit philosophy to maintain a balanced, well-positioned portfolio throughout economic cycles.

It is the hard work and dedication of our employees who share our commitment to our values and mission that drives our progress. I would like to offer a sincere thank you to our team for cultivating an environment that succeeds at creating shareholder value while respecting one another and winning together. Lastly, on behalf of the Board of Directors and the executive management team, I also would like to thank our shareholders for their continued support of F.N.B. Corporation.

Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation
First National Bank

(4) Our analysis for record financials includes comparative fiscal years since the 2004 restructuring.

FINANCIAL HIGHLIGHTS

Year ended December 31 *(Dollars in millions, except per share data)*



F.N.B. Corporation

For the Year	2023	2022	2021	2020	2019
Total revenue	$1,571	$1,443	$1,237	$1,216	$1,211
Non-interest expense	915	826	733	750	696
Net income	485	439	405	286	387
Net income available to common stockholders	477	431	397	278	379
Operating net income available to common stockholders (non-GAAP)(5)	569	495	400	314	386

Per Common Share					
Net income – diluted	$1.31	$1.22	$1.23	$0.85	$1.16
Operating net income – diluted (non-GAAP)(5)	1.57	1.40	1.24	0.96	1.18
Cash dividends declared	0.48	0.48	0.48	0.48	0.48
Tangible book value (non-GAAP)(5)	9.47	8.27	8.59	7.88	7.53
Average share price	12.06	12.52	12.04	8.46	11.65

Financial Ratios					
Return on average assets	1.09%	1.05%	1.05%	0.78%	1.14%
Return on average tangible assets (non-GAAP)(5)	1.19	1.14	1.14	0.87	1.26
Return on average equity	8.29	8.02	8.04	5.83	8.14
Return on average tangible common equity (non-GAAP)(5)	15.45	15.31	15.53	11.66	16.84
Net interest margin (FTE) (non-GAAP)(5) (6)	3.35	3.03	2.68	2.91	3.17
Efficiency ratio (FTE) (non-GAAP)(5) (6)	51.19	52.15	57.23	56.13	54.51
Tangible common equity/Tangible assets (non-GAAP)(5)	7.79	7.24	7.36	7.24	7.58
Common equity tier 1 risk-based capital ratio	10.04	9.82	9.92	9.84	9.40
Tier 1 risk-based capital ratio	10.33	10.13	10.29	10.24	9.79
Total risk-based capital ratio	12.16	12.06	12.18	12.33	11.81
Leverage ratio	8.72	8.64	7.99	7.83	8.20
Dividend payout ratio (common)	36.51	39.54	39.20	56.45	41.45

At December 31					
Total assets	$46,158	$43,725	$39,513	$37,354	$34,615
Earning assets	41,104	38,972	35,309	32,958	30,096
Loans and leases	32,323	30,255	24,968	25,459	23,289
Allowance for credit losses	406	402	344	363	196
Deposits	34,711	34,770	31,726	29,122	24,786
Total stockholders' equity	6,050	5,653	5,150	4,959	4,883
Common shares outstanding (thousands)	358,829	360,470	318,933	321,630	325,015

(5) To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP financial measures to provide information useful in understanding our operating performance and trends and to facilitate comparisons with the performance of our peers. These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Non-GAAP financial measures in this Annual Report, including reconciliations to the most directly comparable GAAP financial measures, should be reviewed in conjunction with our corresponding GAAP financial measures disclosed in our 2023 Form 10-K filing as well as other periodic filings with the SEC and on our website at www.fnbcorporation.com.

(6) Fully taxable equivalent basis, adjusted for tax-favored status of income from certain loans and investments.

ANNUAL | 2023 | REPORT

FORM 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 001-31940

F.N.B. CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1255406
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One North Shore Center, 12 Federal Street, Pittsburgh, PA	**15212**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 800-555-5455

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $0.01 per share	**FNB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2023, determined using a per share closing price on that date of $11.44, as quoted on the New York Stock Exchange, was $3,967,705,593.

As of January 31, 2024, the registrant had outstanding 358,945,531 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of F.N.B. Corporation's definitive proxy statement to be filed pursuant to Regulation 14A for the Annual Meeting of Stockholders to be held on May 8, 2024 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14, of this Annual Report on Form 10-K. F.N.B. Corporation will file its definitive proxy statement with the Securities and Exchange Commission on or before April 1, 2024.

INDEX

Glossary of Acronyms and Terms

Acronym	Description	Acronym	Description
ACL	Allowance for credit losses	FTC	Federal Trade Commission
AFS	Available for sale	FTE	Fully taxable equivalent
ALCO	Asset/Liability Committee	FVO	Fair value option
AOCI	Accumulated other comprehensive income	GAAP	U.S. generally accepted accounting principles
ASC	Accounting Standards Codification	GLB Act	Gramm-Leach Bliley Act of 1999
ASU	Accounting Standards Update	HTM	Held to maturity
AULC	Allowance for unfunded loan commitments	Howard	Howard Bancorp, Inc.
BOLI	Bank owned life insurance	HUD	Department of Housing and Urban Development
Basel III	Basel III Capital Rules	IDI	Insured depository institution
BHC Act	Bank Holding Company Act of 1956, as amended	IRLC	Interest rate lock commitment
CECL	Current expected credit losses	LCR	Liquidity Coverage Ratio
CET1	Common equity tier 1	LGD	Loss given default
CFPB	Consumer Financial Protection Bureau	LIBOR	London Inter-bank Offered Rate
COVID-19	Novel coronavirus disease of 2019	LIHTC	Low income housing tax credit
CRA	Community Reinvestment Act of 1977	MCH	Months of Cash on Hand
DIF	Deposit Insurance Fund	MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	MSA	Mortgage servicing asset
DOJ	U.S. Department of Justice	MSRs	Mortgage servicing rights
DTA	Deferred tax asset	NYSE	New York Stock Exchange
DTL	Deferred tax liability	OCI	Other comprehensive income
Economic Growth Act	Economic Growth, Regulatory Relief and Consumer Protection Act	OCC	Office of the Comptroller of the Currency
ERISA	Employee Retirement Income Security Act of 1974	OREO	Other real estate owned
EVE	Economic value of equity	PCD	Purchase credit deteriorated
FASB	Financial Accounting Standards Board	Penn-Ohio	Penn-Ohio Life Insurance Company
FDI Act	Federal Deposit Insurance Act	RESPA	Real Estate Settlement Procedures Act
FDIC	Federal Deposit Insurance Corporation	RRR	Reference rate reform
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991	R&S	Reasonable and supportable
FHLB	Federal Home Loan Bank	SBA	Small Business Administration
FICO	Fair Isaac Corporation	SEC	Securities and Exchange Commission
FINRA	Financial Industry Regulatory Authority	SOFR	Secured Overnight Financing Rate
FNB	F.N.B. Corporation	SOX	Sarbanes-Oxley Act of 2002
FNBIA	F.N.B. Investment Advisors, Inc.	TDR	Troubled debt restructuring
FNBPA	First National Bank of Pennsylvania	TILA	Truth in Lending Act
FNIA	First National Insurance Agency, LLC	TPS	Trust preferred securities
FNTC	First National Trust Company	Union	UB Bancorp
FOMC	Federal Open Market Committee	U.S.	United States of America
FRB	Board of Governors of the Federal Reserve System	UST	U.S. Department of the Treasury
FSOC	Financial Stability Oversight Council	VIE	Variable interest entity

PART I

Forward-Looking Statements: From time to time F.N.B. Corporation has made and may continue to make written or oral forward-looking statements with respect to our outlook or expectations for earnings, revenues, expenses, capital and liquidity levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business operations or performance. This Annual Report on Form 10-K (the Report) also includes forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information in Item 7 of this Report.

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and its subsidiaries, when appropriate.

ITEM 1.   BUSINESS

Overview

We are a Pennsylvania corporation, a bank holding company and a financial holding company. We are incorporated under the laws of the Commonwealth of Pennsylvania, and through our subsidiaries, we have been in business since 1864. Our headquarters is located at 12 Federal Street, Pittsburgh, Pennsylvania 15212. As a diversified financial services holding company, FNB, through our subsidiaries, provides a full range of financial services, principally to consumers, corporations, governments and small- to medium-sized businesses in our market areas through our subsidiary network, which is led by our largest subsidiary, FNBPA. Our business strategy focuses primarily on providing quality, consumer- and commercial-based financial services adapted to the needs of each of the markets we serve. We seek to maintain our community orientation by providing local management with certain autonomy in decision making, enabling them to respond to customer requests more quickly and to concentrate on transactions within their market areas. We seek to preserve some decision making at a local level, however, we have centralized legal, loan review, credit underwriting, accounting, investment, audit, loan operations, deposit operations and data processing functions. The centralization of these processes enables us to maintain consistent quality of these functions and to achieve certain economies of scale.

As of December 31, 2023, we have three reportable business segments: Community Banking, Wealth Management and Insurance, with the remaining operations described in *Other*. As of December 31, 2023, we have 346 Community Banking branches in Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington, D.C. and Virginia.

As of December 31, 2023, we had total assets of $46 billion, loans of $32 billion and deposits of $35 billion. See Item 7, MD&A, and Item 8, "Financial Statements and Supplementary Data," of this Report.

Internet Information

Our website is at www.fnbcorporation.com and information regarding FNB and investor relations is located under the heading "About Us." We use our website to distribute company information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We generally post and make accessible before or promptly following the first time we use financially-related press releases, including earnings releases and supplemental financial information, various SEC filings, including annual, quarterly and current reports and proxy statements, presentation materials associated with earnings and other investor calls or events on our corporate website. Under some circumstances, the information may be relevant to investors but be directed to customers, in which case it may be accessed directly through our website's home page rather than "About Us-Investor Information." Investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, public conference calls and webcasts. For earnings and other conference calls or events, we generally include in our posted materials a cautionary statement regarding forward-looking and non-GAAP financial information, and we provide GAAP reconciliations when we provide non-GAAP financial information. Such GAAP reconciliations may be in materials for the applicable presentations, in materials for prior presentations or in our annual, quarterly or current reports.

Securities and Exchange Commission Reports and Corporate Governance Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act) and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements, and other information with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on the "About Us" portion of our website under the heading Investor Information (accessible by clicking on the SEC Filings link) as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC and at the SEC's website, www.sec.gov. Notwithstanding the foregoing, the information contained on our website as referenced in this paragraph is not incorporated by reference into this Annual Report on Form 10-K. Also, under the "About Us" portion of our website under the heading Investors you may click on Corporate Governance to view the following: (i) our Code of Conduct and Code of Ethics; (ii) our Corporate Governance Guidelines; (iii) the charter of each active committee of our Board of Directors; and (iv) our Policy With Respect to Related Persons Transactions. We also intend to disclose any amendments to our Code of Conduct and waivers of our Code of Conduct required to be disclosed by the rules of the SEC and the NYSE on the Investor Information portion of our website. All of these corporate governance materials are also available free of charge in print to shareholders who request them in writing to: F.N.B. Corporation, Attention: Office of the Corporate Secretary, 12 Federal Street, 5th Floor, Pittsburgh, Pennsylvania, 15212.

Our registered investment adviser subsidiary is subject to the Investment Advisers Act of 1940 and related rules and regulations promulgated by the SEC. Our investment adviser subsidiary is also subject to additional regulation by states or local jurisdictions. The SEC has active enforcement functions that oversee investment advisers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations also can affect our ability to expeditiously issue new securities into the capital markets.

Business Segments

In addition to the following information relating to our business segments, more detailed information is contained in Note 25, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. As of December 31, 2023, FNB had three business segments, with the largest being the Community Banking segment consisting of a regional community bank. The Wealth Management segment consists of a federally chartered trust company, a registered investment advisor and a subsidiary that offers broker-dealer services through a third-party networking arrangement with a non-affiliated licensed broker-dealer entity. The Insurance segment consists of an insurance agency and a reinsurer.

Community Banking

Our Community Banking segment consists of FNBPA, which offers commercial and consumer banking services. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Additionally, Bank Capital Services, LLC, a subsidiary of FNBPA, offers commercial loans and leases to customers in need of new or used equipment. As of December 31, 2023, our Community Banking segment operated in seven states and the District of Columbia. Our branch network spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The goals of the Community Banking segment are to generate high-quality, profitable revenue growth through increased business with our current customers, attract new customer relationships through FNBPA's current branches and expand into new and existing markets through de novo branch openings and the establishment of loan production offices. We consider the Community Banking segment an important source of revenue opportunity through the cross-selling of products and services offered by our other business segments.

The lending philosophy of the Community Banking segment is to establish high-quality customer relationships, while minimizing credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying our loan portfolio by industry, geography, product and borrower, and conducting ongoing review and management of the loan portfolio. Commercial loans are generally made to established businesses within the geographic market areas served by the Community Banking segment.

The Community Banking segment maintains formal policies which establish underwriting standards and processes. Our commercial loan policy requires, among other things, that commercial loans be underwritten to document the borrower's financial capacity to support the cash flow required to repay the loan. The commercial loan policy also contains additional guidelines and requirements applicable to specific loan products or lines of business. Consumer loan products are designed to meet the diverse credit needs of consumers in our markets for personal and household purposes. Our consumer loan policies and procedures require prospective borrowers to provide appropriate and accurate financial information that will assist our loan underwriting personnel in making credit decisions. Specific information requirements vary based on loan type, risk profile and secondary investor requirements where applicable.

No material portion of the loans or deposits of the Community Banking segment has been obtained from a single customer or small group of customers, and the loss of any one customer's loans or deposits or a small group of customers' loans or deposits by the Community Banking segment would not have a material adverse effect on the Community Banking segment specifically or on FNB generally. The substantial majority of the loans and deposits have been generated within the geographic market areas in which the Community Banking segment operates.

Wealth Management

Our Wealth Management segment delivers wealth management services to individuals, corporations and retirement funds, as well as existing customers of the Community Banking segment, located primarily within our geographic markets.

Our Wealth Management operations are conducted through three subsidiaries of FNBPA. FNTC provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of December 31, 2023, the fair value of trust assets under management was approximately $8.6 billion. FNTC is required to maintain certain minimum capitalization levels in accordance with regulatory requirements. FNTC periodically measures its capital position to ensure all minimum capitalization levels are maintained.

Our Wealth Management segment also includes two other subsidiaries. First National Investment Services Company, LLC offers a broad array of investment products and services for customers of the Wealth Management segment through a networking relationship with a third-party licensed brokerage firm. FNBIA, an investment advisor registered with the SEC, offers customers of the Wealth Management segment comprehensive investment programs featuring mutual funds, annuities, stocks and bonds.

No material portion of the business of the Wealth Management segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Wealth Management segment would not have a material adverse effect on the Wealth Management segment specifically or on FNB generally.

Insurance

Our Insurance segment operates principally through FNIA, which is a subsidiary of FNB. FNIA is a full-service insurance brokerage agency offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB's geographic markets. The goal of FNIA is to grow revenue through cross-selling to existing clients of the Community Banking segment and to gain new clients through its own channels.

Our Insurance segment also includes a reinsurance subsidiary, Penn-Ohio. Penn-Ohio is not actively underwriting new policies. Additionally, FNBPA owns a direct subsidiary, First National Corporation, which offers title insurance products.

No material portion of the business of the Insurance segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Insurance segment would not have a material adverse effect on the Insurance segment specifically or on FNB generally.

Other

We also operate other non-banking subsidiaries which are not considered to be reportable segments of FNB. F.N.B. Capital Corporation, LLC (FNBCC) was formed as a merchant banking subsidiary to offer mezzanine financing options for small- to medium-sized businesses that need financial assistance beyond the parameters of typical commercial bank lending products. Waubank Securities LLC is a limited broker-dealer subsidiary which passively participates in corporate and municipal underwritings. We have four companies that issued TPS to third-party investors: F.N.B. Statutory Trust II, Yadkin Valley Statutory Trust I, FNB Financial Services Capital Trust I and Patapsco Statutory Trust I, the last three of which were assumed in acquisitions. FNB Financial Services, Inc. and FNB Consumer Financial Services, Inc. are subsidiaries of FNB and are the general partner and limited partner, respectively, of FNB Financial Services, LP, a company established to issue, administer and repay subordinated notes. The proceeds received from these subordinated note issuances are a general funding source for FNB. Certain financial information concerning these subsidiaries, along with the parent company and intercompany eliminations, are included in the "Parent and Other" category in Note 25, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Recent Events

FNBPA, in both its own capacity and as successor by merger to Yadkin Bank, has entered into an agreement with the DOJ and the State of North Carolina to resolve their fair lending allegations related to their assessment of mortgage lending activities in the Winston-Salem and Charlotte, NC, markets that began prior to Yadkin's merger with FNBPA in March 2017. The DOJ investigation encompassed both mortgage lending activity by Yadkin prior to the acquisition and FNBPA in the early years following its entry into the North Carolina markets. Although FNBPA denies the DOJ's allegations, FNBPA cooperated fully to reach a settlement agreement in this inherited matter as a good faith effort to avoid prolonged litigation. Pursuant to the settlement agreement, FNBPA will provide $11.75 million in mortgage loan subsidies over a five-year period, leveraging its previously announced commitment to underserved communities across the footprint, including those located in the Charlotte and Winston-Salem markets. FNBPA has also agreed to spend approximately $1.75 million over the five-year period on community partnerships, advertising, community outreach and consumer education. FNBPA has also agreed to open three new branch offices in predominantly Black and Hispanic neighborhoods, with two in Charlotte and one in Winston Salem, North Carolina. FNBPA believes the terms of the settlement agreement are consistent with it's broad focus on promoting equity and economic prosperity in the markets that it serves. The settlement does not include any civil money penalties against FNBPA.

Market Area and Competition

We operate in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

We compete for loans, deposits and financial services business with a large number of bank and non-bank financial institutions and other lenders engaged in the business of extending credit, including financial technology companies and marketplace lenders. Competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, insurance companies and other financial services companies. The most direct competition for deposits comes from commercial banks, savings banks and credit unions. Competition for deposits also comes from non-depository competitors such as financial technology companies, mutual funds, securities and brokerage firms and insurance companies. In providing wealth and asset management services, as well as insurance brokerage services, our subsidiaries compete with many other financial services firms, brokerage firms, mutual fund complexes, investment management firms, trust and fiduciary service providers and insurance agencies. Competition for loans and deposits depends on a number of factors, including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and lending limits. Also, our ability to continue to compete effectively depends in large part on retaining and motivating our employees and attracting new employees, while effectively managing compensation and other expenses, especially given recent inflationary wage pressures.

The ability to deploy and use technology effectively is an important competitive factor in the financial services industry. Technology is not only important with respect to the delivery of financial services, risk management, regulatory compliance and security of customer information, but also in processing information. FNB and each of our subsidiaries must continually make technological investments to remain competitive in the financial services industry. FNBPA has executed several initiatives that have integrated and streamlined its physical branch and e-delivery channels, including a growing fleet of ATMs with video TellerChat capabilities. Our flagship digital technology is eStore®, our proprietary online, mobile and in-branch platform where customers can shop and apply for deposit and loan products, access financial education and schedule appointments. FNBPA has enhanced eStore with our one-of-a-kind, universal eStore Common Application, which customers will be able to use to apply for almost all of our products and services simultaneously. These select examples, coupled with our investment in data science and analytics, contribute to our ability to efficiently grow and expand customer relationships.

Human Capital

We are committed to attracting, retaining and developing exceptional talent who reflect the communities we serve.

FNB's leadership team has made long-standing investments in a competitive compensation and benefits program that promotes work-life balance, financial and mental health, and overall well-being. The comprehensive package includes robust development resources that encourage advancement and increased representation at all levels of the Company, furthering our strategic focus on building and sustaining a diverse workforce. Through our comprehensive approach, we have created an inclusive environment that fosters collaboration, innovation and a passion to win, all of which translate to strong performance and a rewarding employee experience.

Our superior culture is evidenced by more than 60 workplace awards we have received from respected third-party organizations since 2020. In 2023, highlights again included national, regional and industry-specific recognition from Energage, an independent research firm, based entirely on feedback from our own team. As part of its award program, Energage highlighted FNB's cultural excellence in categories such as innovation, leadership, work-life flexibility, DEI practices, compensation and benefits, professional development, and employee appreciation and well-being. Additionally, our commitment to providing an inclusive, employee-centric workplace was further reinforced by various national media outlets, including appearances on Newsweek's lists of America's Greatest Workplaces for Diversity, LGBTQ+, Veterans and Parents and Families.

FNB has also repeatedly been named to JUST Capital's prestigious annual list of companies that demonstrate just business behavior based on our performance in categories that matter most to the American public and is, in part, an assessment of our employee practices relative to benefits, income inequality, racial equity and employee opportunity.

As of December 31, 2023, FNB and our subsidiaries had 4,008 full-time and 220 part-time employees.

Recruitment. We are committed to building a diverse and inclusive workforce and have found great success cultivating and fostering mutually beneficial partnerships with job and recruiting centers, colleges and universities, including historically black colleges and universities, diverse student groups within universities, and diversity-focused organizations that help us to identify and attract top candidates. All members of our talent acquisition team hold the designation of Certified Diversity Recruiter, and our leaders participate in events hosted by these partners to further our brand as an employer of choice. We use internally created digital marketing developed algorithms and data tools to increase job posting visibility within diverse job boards. We have committed to creating a strong and growing internship program to funnel high potential talent into our Development Programs within FNB to help with career growth and build succession and are devoted to following the Fair Hiring Practices Act and Fair Chance Act.

Employee Development. We focus resources on programs to develop leaders and promote internal advancement within the organization. This includes mentoring and coaching programs, succession planning reviews, and leadership development programs, administered by our dedicated learning and development team to further develop the talent that our recruitment efforts have attracted. In addition, we offer tuition reimbursement for employees seeking post-secondary education, including college and graduate school.

Diversity. We have a Manager of Diversity and Inclusion with over 20 years of professional experience who works directly with FNB's Diversity Council and together they are collectively engaged in proactive-leadership, strategies, and initiatives to promote diversity, equity and inclusion in our culture that supports our mission to build a workforce in which all employees can learn, grow and prosper. Our Manager of Diversity and Inclusion and the Diversity Council work with our leadership to support both corporate and employee initiatives promoting an inclusive culture and a workplace environment that attracts, retains and develops the best talent from a broad spectrum to create a diverse, highly productive workforce throughout our organization. The membership composition of the Diversity Council reflects the diversity within our organization. In addition, the membership represents every region in the organization, and various lines of business and position levels.

Engagement. We regularly seek feedback from our employees and in 2023 participated in several regional Top Workplace surveys. Our outstanding scores continue to help us achieve external recognition as an employer of choice.

Compensation. Our compensation philosophy is to maintain a program that supports our mission and values. The compensation program is a management tool that, when aligned with an effective communication plan, is designed to support, reinforce, and align our values, business strategy, operational and financial needs with our strategic goals.

We believe that compensation programs, through competitive base salary, short-term incentive plans, and long-term incentive plans, are essential for encouraging the behavior to set performance expectations, improving service quality and productivity, and recognizing contributions to our success, while also avoiding incentivizing undue risk to our financial condition.

Our executive compensation program is overseen by the Compensation Committee of our Board of Directors, in collaboration with a leading independent compensation advisory firm. In addition, the oversight and review of our company-wide compensation philosophy and programs are conducted by the Management Compensation Committee. This team, chaired by FNB's Chairman, President and Chief Executive Officer, regularly meets to promote compensation programs that are fair and equitable, to achieve a performance-driven work culture that generates company growth and to reward employees for focusing on customer needs, while avoiding inappropriate conduct regarding our clients, and demonstrating appropriate risk management behaviors.

Values & Training. We strive to maintain sound financial practices and governance processes through a commitment to ethical behavior, a solid reputation and a firm record of compliance and stability that these strengths create, both within our Corporation and for our customers. Employees complete quarterly and annual training, including regulatory and compliance requirements and ethical standards, to maintain and increase knowledge of standards required of the financial services industry. Additionally, we provide employees various avenues to confidentially and anonymously report perceived unethical behavior without repercussions to them, such as FNB's Ethics Hotline. We encourage employees to report any issues that could result in financial or reputational harm to us.

Wellness. Our commitment to the personal and professional well-being of each employee extends beyond a competitive compensation and benefits package. Innovative employee-friendly programs and policies designed to help team members maintain a healthy, meaningful work/life balance by providing resources to support mental, physical and financial health are offered and regularly expanded. This includes parental and caregiver leave, monetary employer contributions to employee Health Savings Accounts, adoption assistance and back-up child-care programs built to provide employees with the financial support and time away from work that they need to focus on their new family members.

Safety. Employee and customer safety remain paramount concerns for us. We demonstrate this commitment to each group through varying initiatives and procedures to ensure that employees and customers alike leave our spaces as safely as they came. We provide our employees detailed information and training explaining the safety features, evacuation and emergency procedures process. The development of a new state of the art headquarters building will ensure that employee safety is met in a facility that is fully ADA compliant, has full security access controls and will more closely manage and monitor guests and visitors entering our space. As a response to the health and safety risks exposed during the COVID-19 outbreak our new headquarters building will also feature HVAC systems that are specifically designed to mitigate risks from airborne pathogens using state of the art filtration, Air Handling and Ionization indoor air systems.

Government Supervision and Regulation

The following summary sets forth certain material elements of the regulatory framework applicable to FNB, FNBPA and our subsidiaries and affiliates. The financial services industry is subject to extensive regulatory oversight and, in particular, bank holding companies, banks and their affiliates (depending upon charter and business activities) are subject to supervision, regulation and examination by the FRB, OCC, FDIC, CFPB, SEC, FINRA and various state regulatory agencies. The statutory and regulatory framework that governs FNB and our affiliates is generally intended to protect depositors and customers, the federal DIF, the U.S. banking and financial system, and financial markets as a whole; however, this framework is not specifically for the protection of stockholders. Significant elements of the laws and regulations applicable to FNB and our affiliates are described in this section. To the extent that the following information describes statutory and regulatory provisions or governmental policies, such descriptions are qualified in their entirety by reference to the full text of the statutes, regulations and policies referenced herein. In addition, certain of FNB's public disclosure, internal control environment, risk and capital management and corporate governance principles are subject to SOX, the Dodd-Frank Act, as modified by the 2018 Economic Growth Act, and related regulations and rules of the SEC under the Securities Act of 1933, as amended, and the Exchange Act. Also, FNB is subject to the rules of the NYSE for listed companies.

Political, economic, and industry events and other factors may influence changes to the banking laws, regulations and policies by the U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance, which sometimes materially changes regulatory expectations. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation, expectations or implementation, could have a material effect on our business or organization.

Both the scope of the laws and regulations, as well as expectations regarding risk management, and the intensity of the supervision to which we are subject have increased in recent years in response to the financial crisis, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also significantly increased across the banking and financial services sector. Many of these changes have occurred as a result of the enactment of the Dodd-Frank Act and adoption of implementing regulations, most of which are now in place.

The OCC regulations implemented under the Economic Growth Act raised the minimum asset threshold for covered banks to conduct stress tests from $10 billion to $250 billion. This resulted in FNB and FNBPA no longer being subject to Dodd-Frank Act stress testing requirements, however we continue to voluntarily perform capital stress testing consistent with the safety and soundness expectations of our banking regulators.

The Economic Growth Act also enacted several important changes in some compliance areas, for which the banking agencies have issued guidance documents and implementing regulations, including:

- Prohibiting the federal banking regulators from imposing higher capital standards on high volatility commercial real estate exposures (HVCRE) unless they are for acquisition, development or construction (ADC) loans, and clarifying ADC status;

- Requiring the federal banking regulators to amend the LCR Rule such that all qualifying investment-grade, liquid and readily-marketable municipal securities are treated as level 2B liquid assets, making them more attractive investment alternatives;

- Exempting from appraisal requirements certain transactions involving real property in rural areas and valued at less than $400,000; and

- Directing the CFPB to provide guidance on the applicability of the TILA-RESPA Integrated Disclosure rule to mortgage assumption transactions and construction-to-permanent home loans, as well as the extent to which lenders can rely on model disclosures that do not reflect recent regulatory changes. (See discussion under Risk Factors - caption *"We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry"*).

General

FNB is a legal entity separate and distinct from our subsidiaries. FNB is regulated as a bank holding company under the BHC Act, as amended, which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. FNB elected to become a financial holding company under the BHC Act and, as such, may engage in a broader range of financial and related activities than a bank holding company. The ability to elect and maintain status as a financial holding company is subject to certain conditions. As a financial holding company and a bank holding company, FNB is regulated under the BHC Act, as amended, and is subject to regulation, inspection, examination and supervision by the FRB.

Under the BHC Act, the FRB is the "umbrella" regulator of a financial holding company. In addition, a financial holding company's operating entities, including its subsidiary broker-dealers, investment managers, investment advisory companies, insurance companies and banks, as applicable, are subject to the jurisdiction of various federal and state "functional" regulators and self-regulatory organizations, such as FINRA.

Our subsidiary bank, FNBPA, and FNBPA's subsidiary trust company, FNTC, are organized as national banking associations, which are subject to regulation, supervision and examination by the OCC, which is a bureau of the UST. FNBPA is also subject to certain regulatory requirements of the CFPB, the FDIC, the FRB and other federal and state regulatory agencies, including but not limited to, requirements to maintain reserves against deposits, capital requirements, limitations regarding dividends, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on loans, affiliate transactions, CRA, consumer compliance and anti-discrimination laws and unfair, deceptive or abusive acts and practices prohibitions, monitoring obligations under the federal bank secrecy act and anti-money laundering requirements, limitations on the types of investments that may be made, cybersecurity and consumer privacy requirements, activities that may be engaged in and types of services that may be offered. In addition to supervision, regulation and enforcement of federal banking laws, and regulations by the federal bank regulatory agencies, FNB and our subsidiaries are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of FNB and our ability to make distributions to our stockholders. If we fail to comply with these or other applicable laws and regulations, we may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and, in certain cases, criminal penalties imposed by our regulators.

Pursuant to the GLB Act, bank holding companies such as FNB that have qualified as financial holding companies because they are "well-capitalized" and "well managed" have broad authority to engage in activities that are financial in nature or incidental to such financial activity, including insurance underwriting and brokerage, merchant banking, securities underwriting, dealing and market-making; and such additional activities as the FRB in consultation with the Secretary of the UST determines to be financial in nature, incidental thereto or complementary to a financial activity. As a result of the GLB Act, a bank holding company may engage in those activities directly or through subsidiaries by qualifying as a "financial holding company." As a financial holding company, FNB may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, provided that FNB continues such status and gives the FRB after-the-fact notice of the new activities. The GLB Act also permits national banks, such as FNBPA, to engage in activities considered financial in nature through a financial subsidiary, subject to certain conditions and limitations and with the approval of the OCC (see discussion under the caption *"Financial Holding Company Status and Activities"*).

As a regulated financial holding company, FNB's relationships and good standing with our regulators are of fundamental importance to the continuation and growth of our businesses. The FRB, OCC, FDIC, CFPB and SEC have broad enforcement powers and authority to approve, deny or refuse to act upon applications or notices of FNB or our subsidiaries to open new or close existing offices, conduct new activities, acquire or divest businesses or assets or reconfigure existing operations. In addition, FNB, FNBPA, FNTC and other affiliates are subject to examination by various federal and state regulators, which involves periodic examinations and supervisory inquiries, the results of which are not publicly available and can impact the conduct and growth of our businesses. These examinations consider not only safety and soundness principles, but also compliance with applicable laws and regulations, including anti-money laundering requirements, loan quality and administration, capital levels, asset quality and risk management ability and performance, earnings, liquidity, consumer compliance, anti-discrimination laws, unfair, deceptive or abusive acts and practices prohibitions, community reinvestment, cybersecurity and consumer privacy requirements, and various other factors. The federal banking regulators' interagency Guidelines for Establishing Standards for Safety and Soundness set forth compliance considerations and guidance with respect to the following operations of banking organizations: (1) internal controls and information systems; (2) internal audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate exposure; (6) asset growth; (7) executive compensation, fees and benefits; (8) asset quality; and (9) earnings. Significant adverse safety and soundness findings or violations of laws or regulations by any of FNB's federal bank regulators could potentially result in the imposition of significant fines, penalties, reimbursements, enforcement actions and compliance plans as well as limitations and prohibitions on the activities and growth of FNB and our subsidiaries.

There are numerous laws, regulations and rules governing the activities of financial institutions - including non-bank financial institutions, such as financial technology companies and marketplace lenders, which provide products and services comparable to banking organizations, including - financial holding companies and bank holding companies. The following discussion is general in nature and seeks to highlight some of the more significant of these regulatory requirements, but does not purport to be complete or to describe all of the laws and regulations that apply to us and our subsidiaries.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Act continues to have a broad impact on the financial services industry by imposing significant regulatory and compliance requirements including, among other things:

- enhanced authority over troubled and failing banks and their holding companies;

- increased capital and liquidity requirements;

- increased regulatory examination fees;

- increased assessments banks must pay the FDIC for federal deposit insurance; and

- specific provisions designed to improve supervision and oversight of bank safety and soundness and consumer practices, by imposing restrictions and limitations on the scope and type of banking and financial activities.

In addition, the Dodd-Frank Act established a new framework for systemic risk oversight within the financial system that is enforced by new and existing federal regulatory agencies and authorities, including the FSOC, FRB, OCC, FDIC and CFPB. The following description briefly summarizes certain impacts of the Dodd-Frank Act on the operations and activities, both currently and prospectively, of FNB, FNBPA, and our subsidiaries and affiliates.

Deposit Insurance. The Dodd-Frank Act established a $250,000 deposit insurance limit for insured deposits. Amendments to the FDI Act also revised the assessment base against which an IDI's deposit insurance premiums paid to the FDIC's DIF are calculated. Under the amendments, the FDIC assessment base is no longer the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act requires a phase-in of the minimum designated reserve ratio for the DIF, increasing it from 1.15% to 1.35% of the estimated amount of total insured deposits which was achieved as of the third quarter of 2018. FDIC regulations provide that, among other things, upon reaching the minimum, surcharges on IDIs with total consolidated assets of $10 billion or more cease. The last quarterly surcharge was reflected in FNBPA's December 2018 assessment invoice. FNBPA's assessment invoices have not included a quarterly surcharge since that time. In addition, the Dodd-Frank Act eliminated the requirement for the FDIC to pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC may pay dividends to depository institutions when the reserve ratio exceeds 1.5%, but the FDIC has sole discretion to determine whether to suspend or limit the declaration or payment of dividends from the DIF. The FDIC has set the target designated reserve ratio at 2% since 2010. Assessment rates, which declined for all banks when the reserve ratio first surpassed 1.15% in the third quarter of 2016, increased for all insurance depository institutions by 2 basis points in the first quarter of 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35 % by the statutory deadline of September 30, 2028. Assessment rates will remain in effect unless and until the reserve ratio meets or exceeds 2%.

In addition, the Tax Cuts and Jobs Act of 2017 (TCJA) disallows the deduction of FDIC deposit insurance premium payments for banking organizations with total consolidated assets of $50 billion or more. For banks with less than $50 billion in total consolidated assets, such as FNBPA, the premium deduction is phased-out based on the proportion of the bank's assets exceeding $10 billion.

The FDIC issued a final rule in November 2023 to implement a special assessment on banks with over $5 billion in total assets to recover the loss to the DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank during the first quarter of 2023. The special assessment rate is 13.44 basis points and will be paid over eight quarters beginning in June 2024. Our total assessment accrued and expensed during 2023 totaled $29.9 million. The special assessment is not considered an FDIC premium under the TCJA and therefore is tax deductible for federal income tax purposes. After eight quarters, there is a possibility for the FDIC to impose a one-time shortfall special assessment if the amount collected by the special assessment does not meet the final loss amounts of Silicon Valley Bank and Signature Bank after the termination of the receiverships.

Brokered Deposits. Section 29 of the FDI Act and FDIC regulations issued thereunder limit the ability of an IDI, such as FNBPA, to accept, renew or roll over brokered deposits unless the IDI is well-capitalized under the "prompt corrective action" framework described below, or unless it is adequately capitalized and obtains a waiver from the FDIC. In addition, IDIs that are less than well-capitalized are subject to restrictions on the interest rates that they may pay on deposits. The characterization of deposits as "brokered" may result in the imposition of higher deposit assessments on such deposits. As mandated by the Economic Growth Act, the FDIC adopted a final rule in February 2019 to include a limited exception for reciprocal deposits for IDIs that are well-managed and well-capitalized (or adequately capitalized and have obtained a waiver from the FDIC, as mentioned above). Under the limited exception, qualified IDIs, like FNBPA, are able to exclude from treatment as "brokered" deposits up to $5 billion or 20% of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) in the same aggregate amount as deposits placed by the institution in other network member banks).

On December 15, 2020, the FDIC issued a final rule amending its brokered deposit regulations. The rule sought to clarify and modernize the FDIC's regulatory framework for brokered deposits. Notable aspects of the rule include: (i) defining the operative prongs of the definition of a "deposit broker;" (ii) the identification of a number of business relationships in which the agent or nominee is automatically not deemed to be a "deposit broker" because their "primary purpose" is not the placement of funds with depository institutions; (iii) the establishment of a more transparent application process for entities that seek to rely upon the "primary purpose" exception, but do not qualify for one of the identified business relationships to which the exception is automatically applicable; and (iv) the clarification that third parties that have an exclusive deposit-placement arrangement with one IDI are not considered a "deposit broker." The final rule took effect on April 1, 2021, and full compliance was required by January 1, 2022.

Interest on Demand Deposits. Under the Dodd-Frank Act, depository institutions are permitted to pay interest on demand deposits. In accordance therewith, we pay interest on certain classes of commercial demand deposits.

Volcker Rule. Section 619 of the Dodd-Frank Act (known as the Volcker Rule) prohibits IDIs and their holding companies from engaging in proprietary trading, except under limited circumstances, and prohibits them from owning equity interests in excess of 3% of Tier 1 capital in private equity and hedge funds. The Volcker Rule regulations prohibit banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds, which are referred to as "covered funds." The Volcker Rule regulations are intended to provide greater clarity with respect to both the extent of those primary prohibitions and of the related exemptions and exclusions. The Volcker Rule regulations also require each regulated entity to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule, which must include (for the largest entities) making regular reports about those activities to the entity's regulators.

Effective January 1, 2020, the Volcker Rule regulations were amended to specify that compliance requirements are based on the amount of assets and liabilities that an IDI trades. IDIs with significant trading activities (i.e., those with $20 billion or more in trading assets and liabilities) have heightened compliance obligations. Compliance with the revised Volcker Rule regulations was required on January 1, 2021.

In July 2020, the OCC amended the Volcker Rule regulations to streamline the "covered funds" portion addressing the treatment of certain foreign funds, and permitting banking entities to offer financial services and engage in other permissible activities that do not raise concerns that the Volcker Rule was intended to address. Principally, this amendment permits banks to engage in certain low-risk fund activities that do not present the risks that the Volcker Rule was intended to address.

The Consumer Financial Protection Bureau. The CFPB's responsibility is to establish, implement and enforce laws, rules and regulations under certain federal consumer financial laws, as defined by the Dodd-Frank Act and interpreted by the CFPB, with respect to the conduct of both bank and non-bank providers of certain consumer financial products and services. The CFPB has rulemaking and enforcement authority under many of the statutes that govern products and services banks offer to consumers. The CFPB has authority to prevent unfair, deceptive or abusive acts and practices in connection with the offering of consumer financial products and services. In 2022, and continuing into 2023, the CFPB has taken an increasingly aggressive approach and expanded its reach and has made it clear that the CFPB is interpreting its statutory authorities broadly to expand the CFPB's ability to pursue violations of the consumer financial and fair lending laws in consumer financial markets, including issuing guidance indicating certain bank overdraft and mortgage lending practices constitute violations of the Unfair, Deceptive or Abusive Acts or Practices statute. In addition, the Dodd-Frank Act permits states to adopt consumer protection regulations that are more stringent than the regulations promulgated by the CFPB, and state attorneys general have the authority to enforce consumer protection rules that the CFPB adopts against state-chartered institutions and against, with respect to certain non-preempted laws, national banks. Compliance with any such new regulation or other precedent established by the CFPB and/or states could reduce our revenue, increase our cost of operations and compliance, and limit, prevent, or make more costly, our ability to expand into certain products and services. Over the past several years, the CFPB has been active in bringing enforcement actions against banks and non-bank financial institutions to enforce federal consumer financial laws. Other federal financial regulatory agencies, including the OCC, as well as state attorneys general and state banking agencies and other state financial regulators also have been increasingly active in this area with respect to institutions over which they have jurisdiction. We have incurred and may in the future incur additional costs in complying with these requirements.

Debit Card Interchange Fees. The FRB, pursuant to its authority under the Dodd-Frank Act, has implemented rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion, adopting a per-transaction interchange cap base of $0.21 plus 0.05% of the transaction total (and an additional one cent to account for fraud protection costs). In October 2023, the FRB proposed to lower the base component of regulated debit from 21 cents to 14.4 cents. In addition, the ad valorem component would decline to 4 basis points, from its current rate of 5 basis points. However, the fraud-prevention adjustment would increase from 1.0 cents to 1.3 cents. The maximum permissible interchange fee for a $50 debit card transaction would be 17.7 cents under the proposal, down from 24.5 cents under the current rule. The FRB is also proposing that the interchange rate cap will be automatically updated every two years based on the data collected from issuers.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act, as implemented by Regulation W, banks are subject to restrictions that limit certain types of transactions between banks and their non-bank affiliates. In general, banks are subject to quantitative and qualitative limits on extensions of credit, purchases of assets and certain other transactions involving non-bank affiliates. Also, transactions between banks and their non-bank affiliates are required to be on arm's-length terms and consistent with safe and sound banking practices. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Sections 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" to include the borrowing or lending of securities or derivative transactions, and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained. In addition, the provisions of the Volcker Rule apply similar restrictions on transactions between a bank and any "covered fund" that the bank advises or sponsors.

Transactions with Insiders. The Dodd-Frank Act expands insider transaction limitations through the strengthening of loan restrictions to insiders and extending the types of transactions subject to the various requirements to include derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending and borrowing transactions. The Dodd-Frank Act also places restrictions on certain asset sales to and from an insider of an IDI, including requirements that such sales be on market terms and, in certain circumstances, receive the approval of the IDI's board of directors.

Enhanced Lending Limits. Federal banking law limits a national bank's ability to extend credit to one person or group of related persons to an amount that does not exceed certain thresholds. Among other things, the Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements and securities lending and borrowing transactions.

The changes resulting from the Dodd-Frank Act continue to impact our profitability, including limitations on fee income opportunities, increased compliance costs, imposition of more stringent capital, liquidity and leverage requirements that affect our business. We cannot predict what effect any newly implemented, presently contemplated or future changes in the laws or regulations or their interpretations may have on us.

Capital and Operational Requirements

The FRB, OCC and FDIC issued substantially similar risk-based and leverage capital guidelines applicable to U.S. banking organizations. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, due to its financial condition or actual or anticipated growth.

FNB, like other bank holding companies, is required to maintain CET1, tier 1 and total capital (the sum of tier 1 and tier 2 capital) equal to at least 7.00%, 8.50% and 10.50%, respectively, of our total risk-weighted assets (including various off-balance sheet items). The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. At December 31, 2023, our CET1, tier 1 and total capital ratios under these guidelines were 10.04%, 10.33% and 12.16%, respectively. At December 31, 2023, we had $298.4 million of capital securities and subordinated debt that qualified as tier 2 capital.

In addition, the FRB has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of tier 1 capital to average total assets, less goodwill and certain other intangible assets (the leverage ratio), of 4.0% for bank holding companies that meet certain specified criteria, including the highest regulatory rating. The guidelines also provide that bank holding companies, depending on the types, quality and quantity of risk associated with its activities (e.g., acquisitions, internal growth), will be expected to maintain strong capital positions above the minimum supervisory levels without significant reliance on intangible assets. Our leverage ratio at December 31, 2023 was 8.72%.

Increased Capital Standards and Enhanced Supervision

The Dodd-Frank Act's regulatory capital requirements are intended to ensure that financial institutions hold sufficient capital to absorb losses during future periods of financial distress and requires the federal banking agencies to establish minimum leverage and risk-based capital requirements on a consolidated basis for IDIs, their holding companies and non-bank financial companies that have been determined to be systemically important by the FSOC.

Basel III Capital Rules

The FRB, the OCC, and the FDIC have adopted risk-based capital regulations implementing certain provisions of the Dodd-Frank Act and the Basel III framework. These regulations were initially implemented in 2013 to strengthen the components of regulatory capital, increase risk-based capital requirements, and to make selected changes to the calculation of risk-weighted assets. In general, subject to certain exceptions as discussed further below, minimum capital standards established under the risk-based capital regulations include a CET1 capital to risk-weighted assets ratio of 4.5 percent, a Tier 1 capital to risk-weighted assets ratio of 6.0 percent, a total capital to risk-weighted assets ratio of 8.0 percent, and a Tier 1 capital to adjusted average total assets leverage ratio of 4.0 percent. In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes and residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. CET1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as CET1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (CET1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25 percent of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the capital regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a capital conservation buffer consisting of 2.5% of CET1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations that are not subject to the capital rules' advanced approaches, such as FNB. For instance, non-advanced approaches institutions, such as FNB and FNBPA, are subject to a more simple regulatory capital treatment for MSAs, certain DTAs arising from temporary differences, investments in the capital of unconsolidated financial institutions and requirements for the amount of capital issued by a consolidated subsidiary of a banking organization and held by third parties (sometimes referred to as a minority interest) that is includable in regulatory capital.

In addition, certain general requirements of the capital regulations have been eliminated in respect of non-advanced approaches institutions, including: (i) the 10% CET1 capital deduction threshold that applies individually to MSAs, temporary difference DTAs, and significant investments in the capital of unconsolidated financial institutions in the form of common stock; (ii) the aggregate 15% CET1 capital deduction threshold that subsequently applies on a collective basis across such items; (iii) the 10% CET1 capital deduction threshold for non-significant investments in the capital of unconsolidated financial institutions; and (iv) the deduction treatment for significant investments in the capital of unconsolidated financial institutions not in the form of common stock. Accordingly, banking organizations not subject to the advanced approaches capital rule may deduct from CET1 capital any amount of MSAs, temporary difference DTAs, and investments in the capital of unconsolidated financial institutions that individually exceeds 25% of CET1 capital.

Management believes that as of December 31, 2023, FNB and FNBPA meet all capital adequacy requirements under Basel III.

The Basel Committee on Banking Supervision published the last version of the Basel III accord in 2017, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the FRB, OCC, and FDIC, who are tasked with implementing Basel IV, supported the revisions. Although it is uncertain at this time, we anticipate some, if not all, of the Basel IV accord may be incorporated into the regulatory capital requirements framework applicable to FNB and FNBPA.

In August 2020, the federal banking agencies issued a final rule providing banking institutions that had adopted the CECL accounting standard in the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with its adoption of CECL on January 1, 2020, FNB elected to utilize the five-year CECL transition. In addition, the federal banking agencies continue to review bank capital requirements in light of the finalization of the Basel III framework by the Basel Committee on Banking Supervision. No proposals for any of the components of finalizing the Basel III framework has yet been published by the agencies. On September 9, 2022, the U.S. banking agencies issued a press release reaffirming "their commitment to implementing enhanced regulatory capital requirements that align with the final set of 'Basel III' standards" and stating that they "are currently developing a joint proposed rule for issuance as soon as possible."

Stress Testing

As part of the regulatory relief provided by the Economic Growth Act, the asset threshold requiring IDIs to conduct and report to their primary federal bank regulators annual company-run stress tests was raised from $10 billion to $250 billion in total consolidated assets and makes the requirement "periodic" rather than annual. The Economic Growth Act also provided that bank holding companies under $100 billion in assets were no longer subject to stress testing requirements and provided the FRB with discretion to subject bank holding companies with more than $100 billion in total assets to enhanced supervision. Notwithstanding these amendments, the federal banking agencies indicated through interagency bank regulatory guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. We continue to monitor and stress test our capital consistent with the safety and soundness expectations of our banking regulators.

Prompt Corrective Action

FDICIA, among other things, classifies IDIs into five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for IDIs that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital-raising requirements, restrictions on its business and a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and in certain circumstances the appointment of a conservator or receiver. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, the obligation under such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against an IDI that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, tier 1 risk-based capital, CET1 and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well-capitalized" institution must have a CET1 risk-based capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0% and not be subject to a capital directive order. Under these guidelines, FNBPA was considered well-capitalized as of December 31, 2023.

When determining the adequacy of an IDI's capital, federal regulators must also take into consideration (a) concentrations of credit risk; (b) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) and (c) risks from non-traditional activities, as well as an institution's ability to manage those risks. This evaluation is made as part of the IDI's regular safety and soundness examination. In addition, any IDI with significant trading activity, must incorporate a measure for market risk in their regulatory capital calculations.

Community Reinvestment Act and Fair Lending

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to and investments in low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each IDI subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. In its most recent CRA examination, FNBPA received an "outstanding" rating. Furthermore, federal banking regulators take into account CRA ratings when considering acquisitions of control and new activities. FNB is one of fewer than 10 percent of banks to receive the highest possible CRA rating. The "outstanding" CRA rating reaffirms our success in fulfilling our strategic and cultural commitment to supporting traditionally underserved communities.

Fair lending laws prohibit discrimination in the provision of banking services, and the enforcement of these laws has been an increasing focus for the CFPB, HUD, and other regulators. Fair lending laws include the Equal Credit Opportunity Act (ECOA) and the Fair Housing Act, which outlaw discrimination in credit and residential real estate transactions on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. A lender may be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers. Moreover, in 2022, the CFPB issued an advisory opinion and amended its examination procedures to assert that the ECOA applies to all phases of the loan cycle and asserted its authority to determine that violations of the fair lending laws may also constitute a violation of the Unfair, Deceptive or Abusive Acts or Practices Acts. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency may refer the matter to the DOJ for investigation. The DOJ and CFPB have a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations and have generally committed to strengthen their coordination efforts. The current Presidential Administration has indicated a focus on prioritizing enforcement of the federal anti-discrimination laws, and as a result, the CFPB may adopt more strict anti-discrimination enforcement policies in the area of fair lending, loan servicing, collections and other consumer-related areas. In October 2021, the DOJ announced an initiative to combat redlining through utilization of its fair lending prosecutorial authority and has announced the settlement of a number of bank investigations concerning redlining and other violations of the fair lending laws, including a February 5, 2024 announcement that Yadkin Bank (Yadkin) and its successor by merger, FNBPA, reached a settlement with the DOJ and the State of North Carolina to resolve their fair lending allegations related to the assessment of mortgage lending activities during a five-year period in the Winston-Salem and Charlotte, North Carolina majority Black and

Hispanic census tracts (MBHCTs) that began prior to Yadkin's merger with the FNBPA in March 2017. FNBPA is required to have a fair lending program that is of sufficient scope to monitor fair lending and that appropriately remediates issues which were identified during the DOJ investigation as well as add additional branches, increase marketing and mortgage and home equity loan subsidies in these MBHCTs.

On May 5, 2022, the federal banking agencies issued a joint notice of proposed rulemaking to revise the regulations implementing the CRA. Under the proposed rule, the agencies would evaluate bank performance across the varied activities they conduct and the communities in which they operate, and tailor CRA evaluations and data collection based on bank size and type. Further, the agencies would also emphasize smaller value loans and investments that may have a greater impact on and be more responsive to the needs of low- and moderate-income (LMI) persons and would update CRA assessment areas to include activities associated with online and mobile banking, branchless banking, and hybrid models. In addition, the proposed rule would establish a metrics-based approach to CRA evaluations of retail lending and community development financing activities, including through the establishment of public benchmarks, and would clarify eligible CRA activities, such as affordable housing, that are focused on LMI, underserved and rural communities. The prospects and timing for the adoption by the agencies of a final rule are not certain at this time.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks, financial institutions and third parties that are not financial institutions but that receive non-public personal information from non-affiliated banks and financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Cybersecurity

The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a banking organization's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management, processes related to information technology and operational resiliency, and the use of third parties in the provision of financial services. In October 2016, the federal banking agencies issued an advance notice of proposed rulemaking on enhanced cybersecurity risk-management and resilience standards that would apply to large and interconnected banking organizations and to services provided by third parties to these firms. These enhanced standards would apply only to depository institutions and depository institution holding companies with total consolidated assets of $50 billion or more; however, it is possible that, if these enhanced standards are implemented, the OCC will consider them in connection with the examination and supervision of banks below the $50 billion threshold. The federal banking agencies have not yet taken further action on these proposed standards. The OCC, however, as part of its bank supervision operational plan has prioritized review of national bank's information security, data protection and third-party risk management, including the extent to which national banks are positioned to assess the evolving cyber-threat environment and maintain resilient defenses against such threats.

On November 23, 2021, the federal financial regulatory agencies published a final rule that will impose upon banking organizations and their non-affiliated service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' non-affiliated service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022, and banks and their non-affiliated service providers had to be in compliance with the requirements of the rule by May 1, 2022.

Further, in 2022, the enactment of the Strengthening American Cybersecurity Act (SACA), and the SEC proposed rules to enhance disclosures regarding cybersecurity risk management strategy, governance and incident reporting are designed to standardize cybersecurity processes and disclosure requirements. SACA requires critical infrastructure companies, such as financial institutions, to report "significant cyber-incidents" and all ransom payments to the U.S. Department of Homeland Security's Cybersecurity and Infrastructure Security Agency (CISA). The definition of a "covered cyber-incident" will be determined by CISA rulemaking, but the Act provides that, at a minimum, an incident must be reported if it: (1) causes a "substantial loss of confidentiality, integrity or availability" of information or a "serious impact on the safety and resiliency of operational systems and processes"; (2) causes a "disruption of business or industrial operations, including due to a denial of service attack, ransomware attack or exploitation of a zero day vulnerability"; or (3) involves "unauthorized access or disruption of business or industrial operations" due to a "compromise of a cloud service provider, managed service provider or other third-party data hosting provider or by a supply chain compromise". In July 2023, the SEC adopted a final rule requiring mandatory annual disclosures of companies' cybersecurity risk management policies, including board oversight of cybersecurity risks, as well as mandatory reporting of material cybersecurity incidents.

Anti-Money Laundering Initiatives and the USA PATRIOT Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (USA PATRIOT Act), which amended the Bank Secrecy Act of 1970 (BSA), substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the U.S. The UST has issued a number of regulations that apply various requirements of the USA PATRIOT Act to financial institutions such as FNBPA. These regulations require financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. These regulations include express requirements regarding risk-based procedures for conducting ongoing customer due diligence. Such procedures require banks to take appropriate steps to understand the nature and purpose of customer relationships. In addition, absent an applicable exclusion, banks must identify and verify the identity of the beneficial owners of all legal entity customers at the time a new account is established. The failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, including criminal law enforcement, and reputational consequences for the institution.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related anti-money laundering laws since the USA PATRIOT Act. Notable amendments include: (i) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry maintained by the UST's Financial Crime Enforcement Network (FinCEN); (ii) enhanced whistleblower provisions; (iii) increased penalties for violations of the BSA; (iv) improvements to existing information-sharing provisions that permit financial institutions to share information relating to suspicious activity reports with certain foreign branches, subsidiaries, and affiliates; and (v) expanded duties and powers of FinCEN. Many of the amendments require the UST and FinCEN to promulgate rules. On September 29, 2022, FinCEN issued a final regulation implementing the beneficial owner information (BOI) reporting requirements. On December 22, 2023, FinCEN published a final rule that establishes standards for financial institutions and government entities to access BOI reported to FinCEN.

Office of Foreign Assets Control Regulation

The U.S. has instituted economic sanctions which affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC rules" because they are administered by the UST Office of Foreign Assets Control (OFAC). The OFAC-administered sanctions target countries in various ways. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country, and prohibitions on "U.S. persons" engaging in financial transactions which relate to investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (such as property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Consumer Protection Statutes and Regulations

In addition to the consumer regulations promulgated by the FRB, OCC and state agencies, and the regulations issued by the CFPB pursuant to its authority under the Dodd-Frank Act, FNBPA is subject to various federal consumer protection statutes including the TILA, Truth in Savings Act, Equal Credit Opportunity Act (ECOA), Fair Housing Act, RESPA, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Electronic Fund Transfer Act and Home Mortgage Disclosure Act, CRA and regulations and guidance promulgated thereunder by the CFPB and the federal banking agencies. Among other things, these laws and regulations:

- require banks to disclose credit terms in meaningful and consistent ways;
- prohibit discrimination against an applicant in any consumer or business credit transaction;

- prohibit discrimination in housing-related lending activities;

- require banks to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;

- require lenders to provide borrowers with more detailed information regarding the nature and cost of real estate settlements;

- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;

- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations;

- require prescribed consumer disclosures and the adoption of error resolution procedures and other consumer protection protocols with respect to electronic fund transfers; and

- prohibit unfair, deceptive or abusive acts and practices in connection with consumer loans, the collection of debt, and the provision of other consumer financial products and services.

In April 2023, the OCC issued final guidance on Overdraft Protection Programs. This guidance addresses certain practices that may result in heightened risk exposure, including the risk of violating section 5 of the FTC Act (Section 5), which prohibits unfair or deceptive acts or practices,4 and Section 1036 of the Consumer Financial Protection Act of 2010, which prohibits unfair, deceptive, or abusive acts or practices. These practices include assessing overdraft fees on debit card transactions that are authorized when a consumer's available account balance is positive but later post to the account when the available balance is negative, also referred to as "authorize positive, settle negative" (APSN) and assessing an additional fee each time a third party resubmits the same transaction for payment after a bank returns the transaction for non-sufficient funds (NSF) (referred to as "representment fees"). The guidance also describes certain practices that may help to manage risks associated with overdraft protection programs, including assisting consumers in avoiding unduly high costs in relation to the face value of the item being presented, the amount of their regular deposits, and their average account balances and implementing fees and practices that bear a reasonable relationship to the risks and costs of providing overdraft protection program services.

We have incurred and may in the future incur additional costs in complying with the above-identified consumer requirements.

Pursuant to the Dodd-Frank Act, the FDIC has backup enforcement authority over a bank holding company, such as FNB, if the conduct or threatened conduct (including any acts or omissions) of such holding company poses a risk to the DIF, although such authority may not be used if the holding company is in generally sound condition and does not pose a foreseeable and material risk to the DIF. The Dodd-Frank Act may have a material impact on FNB and FNBPA's operations, particularly through increased compliance costs resulting from evolving future consumer and fair lending regulations.

Community Reinvestment Act

Federal Regulators issued a joint final rule that makes extensive amendments to the regulations that implement the CRA. The agencies' stated goal in issuing the Final Rule is to "strengthen and modernize" the CRA regulations, which have not been significantly revised in nearly three decades. Under the new requirements, FNB would be subject to new performance tests that would make it difficult to achieve a "Satisfactory" or "Outstanding" rating. The Final Rule also establishes new standardized metrics and quantitative standards for evaluating banks' CRA performance under various performance tests. The new requirements will be an extensive overhaul of the current data collection, calculations and reporting under the existing CRA rule and would require additional costs to come into compliance. Most of the Final Rule's requirements will be effective beginning January 1, 2026. Additional requirements, including new data reporting requirements, will be applicable on January 1, 2027.

Dividend Restrictions

Our primary source of funds for cash distributions to our stockholders, and funds used to pay principal and interest on our indebtedness, is dividends received from FNBPA. FNBPA is subject to federal laws and regulations governing its ability to pay dividends to FNB, including requirements to maintain capital above regulatory minimums. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is dependent on the amount of its net income for the current year combined with its retained net income for the two preceding years. The OCC has the authority to prohibit the payment of dividends by a national bank on the basis that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition to dividends from FNBPA, other sources of parent company liquidity for FNB include cash, short-term investments and issuance of debt instruments, as well as dividends and loan repayments from other subsidiaries.

In addition, the ability of FNB and FNBPA to pay dividends may be affected by the various minimum capital requirements previously described in the *"Capital and Operational Requirements," "Basel III Capital Rules" and "Stress Testing"* discussions herein, and the capital and non-capital standards established under FDICIA, as described above. The right of FNB, our stockholders and our creditors to participate in any distribution of the assets or earnings of our subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

Source of Strength

According to the Dodd-Frank Act and FRB policy, a financial or bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. Consistent with the "source of strength" policy, the FRB has stated that, as a matter of prudent banking, a bank or financial holding company generally should not maintain a rate of cash dividends unless its net income has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with our capital needs, asset quality and overall financial condition. This support may be required at times when the parent holding company may not be able to provide such support.

In addition, if FNBPA was no longer "well-capitalized" and "well-managed" within the meaning of the BHC Act and FRB rules (which take into consideration capital ratios, examination ratings and other factors), the expedited processing of certain types of FRB applications would not be available to us. Moreover, examination ratings of "3" or lower, "unsatisfactory" ratings, capital ratios below well-capitalized levels, regulatory concerns regarding management, controls, assets, operations or other factors can all potentially result in the loss of financial holding company status, practical limitations on the ability of a bank or bank (or financial) holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends or continue to conduct existing activities.

Financial Holding Company Status and Activities

Under the BHC Act, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. FNB is a financial holding company under the BHC Act. The financial holding company may engage directly or through a subsidiary in certain statutorily authorized activities (subject to certain restrictions and limitations imposed by the Dodd-Frank Act). A financial holding company may also engage in any activity that has been determined by rule or order to be financial in nature, incidental to such financial activity, or (with prior FRB approval) complementary to a financial activity and that does not pose substantial risk to the safety and soundness of an institution or to the financial system generally. In addition to these activities, a financial holding company may engage in those activities permissible for a bank holding company that has not elected to be treated as a financial holding company.

For a bank holding company to be eligible for financial holding company status, all of its subsidiary U.S. depository institutions must be "well-capitalized" and "well-managed." The FRB generally must deny expanded authority to any bank holding company with a subsidiary IDI that received less than a satisfactory rating on its most recent CRA review as of the time it submits its request for financial holding company status. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company under the BHC Act, the company fails to continue to meet any of the requirements for financial holding company status, the company must enter into an agreement with the FRB to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the FRB may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company.

Activities and Acquisitions

The BHC Act requires a bank or financial holding company to obtain the prior approval of the FRB before:

- the company may acquire direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the institution;

- any of the company's subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank or savings and loan association; or

- the company may merge or consolidate with any other bank or financial holding company.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking Act) generally permits bank holding companies to acquire banks in any state and preempts all state laws restricting the ownership by a holding company of banks in more than one state. A bank is subject to any state requirement that the bank has been organized and operating in for a minimum period of time and the requirement that the bank holding company, after the proposed transaction, controls no more than 10% of the total amount of deposits of IDIs in the U.S. and no more than 30% or such lesser or greater amount set by the state law of such deposits in that state. The Interstate Banking Act also permits:

- a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank;

- a bank to acquire branches from an out-of-state bank; and

- a bank to establish and operate de novo interstate branches whenever the host state permits de novo branching of its own state-chartered banks.

Bank and financial holding companies and banks seeking to engage in mergers authorized by the Interstate Banking Act must be at least adequately capitalized as of the date that the application is filed, and the resulting institution must be well-capitalized and well-managed upon consummation of the transaction.

Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (e.g., a host state) by establishing a de novo branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications to establish such branches must still be filed with the OCC.

The Change in Bank Control Act prohibits a person, entity or group of persons or entities acting in concert, from acquiring "control" of a bank holding company or bank unless the FRB has been given prior notice and has not objected to the transaction. Under current FRB regulations, the acquisition of 10% or more (but less than 25%) of the voting stock of a corporation would, under the circumstances set forth in the regulations, create a rebuttable presumption of acquisition of control of the corporation.

Effective September 30, 2020, the FRB finalized a rule to codify and simplify its interpretations regarding regulatory presumptions of control for the purpose of the BHC Act and, on March 31, 2021, the FRB published interpretive guidance regarding the rule and related regulatory control matters. The amended control rule thus far has had, and will likely continue to have, a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in non-bank companies.

Incentive Compensation

Guidelines adopted by the federal banking agencies pursuant to the FDI Act prohibit excessive compensation as an unsafe and unsound practice. The federal banking agencies also jointly adopted the Guidance on Sound Incentive Compensation Policies intended to ensure that banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This guidance, which covers all employees that have the ability to expose the organization to material amounts of risk, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide employee incentives that appropriately balance risk in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation. Any deficiencies in the compensation practices of FNB or its subsidiaries and affiliates could lead to supervisory or enforcement action.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as FNB, having at least $1 billion in total assets that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. In October 2022, the SEC adopted a final regulation implementing the incentive-based recovery (or "clawback") provisions of the Dodd-Frank Act. The final regulation directed stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation paid to current or former executive officers in the event of material non-compliance with any financial reporting requirement under the securities laws, even if there was no misconduct or failure of oversight on the part of an individual executive officer, and to disclose their clawback policies and their actions under those policies. We timely adopted an executive compensation clawback policy in order to comply with this regulation and the listing standards of the NYSE, and a copy of the policy is filed as an exhibit to this Annual Report. Incentive compensation and sales practices, particularly in connection with certain products and services that are viewed as high-risk from a supervisory perspective, such as cross-selling and overdraft services, continue to be priority issues on the examination and supervision agendas of the CFPB and the federal banking agencies. The scope and content of the U.S. banking regulators' policies on executive compensation may continue to evolve.

Securities and Exchange Commission

FNBIA is registered with the SEC as an investment advisor and, therefore, is subject to the requirements of the Investment Advisers Act of 1940 and other applicable SEC regulations. The principal purpose of the regulations applicable to investment advisors is the protection of investment advisory clients and the securities markets, rather than the protection of creditors and stockholders of investment advisors. The regulations applicable to investment advisors cover all aspects of the investment advisory business, including limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping, operating, marketing and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, as well as other anti-fraud prohibitions. FNBIA also may be subject to certain state securities laws and regulations.

Additional legislation, changes in or new rules promulgated by the SEC and other federal and state regulatory authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, may directly affect the method of operation and profitability of FNBIA. The profitability of FNBIA could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation, homeland security and electronic commerce.

Under various provisions of the federal and state securities laws, including in particular those applicable to broker-dealers, investment advisors and registered investment companies and their service providers, a determination by a court or regulatory agency that certain violations have occurred at a company or its affiliates can result in a limitation of permitted activities and disqualification to continue to conduct certain activities.

FNBIA also may be required to conduct its business in a manner that complies with rules and regulations promulgated by the U.S. Department of Labor (DOL) under the ERISA, among others. The principal purpose of these regulations is the protection of clients and ERISA plan and individual retirement account assets and beneficiaries, rather than the protection of stockholders and creditors. Significantly, in June 2018, the U.S. Fifth Circuit Court of Appeals vacated the DOL's "fiduciary rule" and related prohibited transaction exemptions. However, on June 29, 2020, the DOL released a proposed prohibited transaction class exemption and associated guidance, intended as the "fiduciary rule[s]" replacement. Under the proposal, investment advice fiduciaries to IRAs and ERISA plans (and similar tax-favored accounts) are permitted to receive variable compensation and other transaction-based fees in connection with providing investment advice as a fiduciary. Also, investment advice fiduciaries are permitted under the proposal to engage in certain principal transactions, without violating the prohibited transaction rules of ERISA and the IRS Code. Further, the proposal called for fiduciary status to be determined under the longstanding five-part test and, unlike the "fiduciary rule," the regulatory definition of "fiduciary" is not expanded. DOL finalized the proposed exemption in December 2020 and FNBPA and FNTC subsequently conformed their business practices to comply therewith, including applicable DOL transition guidance, to the extent applicable.

Separately, in 2019 the SEC adopted Regulation Best Interest, which, among other things, established a new standard of conduct for a broker-dealer to act in the best interest of a retail consumer when making a recommendation of any securities transaction or investment strategy involving securities to such consumer. The new rule by the SEC requires us to review and possibly modify our compliance activities, which is causing us to incur additional costs. In addition, state laws that impose a fiduciary duty also may require monitoring, as well as require that we undertake additional compliance measures.

Insurance Agencies

FNIA is subject to licensing requirements and extensive regulation under the laws of the Commonwealth of Pennsylvania and the various states in which FNIA conducts its insurance agency business. These laws and regulations are primarily for the protection of policyholders. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, those authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Licenses may be denied or revoked for various reasons, including for regulatory violations or upon conviction for certain crimes. Possible sanctions that may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

Penn-Ohio is subject to examination by the Arizona Department of Insurance. Representatives of the Arizona Department of Insurance periodically determine whether Penn-Ohio has maintained required reserves, established adequate deposits under a reinsurance agreement and complied with reporting requirements under the applicable Arizona statutes.

Other Laws and Regulations Pertaining to Banks and Financial Services Companies

FNB, FNBPA and our subsidiaries and affiliates are also subject to a variety of other laws and regulations in addition to those already discussed herein with respect to the operation of our businesses, including but not limited to Expedited Funds Availability (and its implementing Regulation CC), Reserve Requirements (and its implementing Regulation D), Margin Stock Loans (and its implementing Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, Telephone Consumer Protection Act, CAN-SPAM Act, Children's Online Privacy Protection Act, and the John Warner National Defense Authorization Act.

In addition, SOX addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by SOX, our Chief Executive Officer and Chief Financial Officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under SOX have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Climate-Related Risk Management and Regulation

In recent years the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

On October 21, 2021, the FSOC published a report identifying climate-related financial risks as an "emerging threat" to financial stability. On December 16, 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. Further, on March 30, 2022 and December 2, 2022, respectively, the FDIC and the FRB issued their own proposed principles for climate risk management, which are applicable to larger banking organizations. Although these risk management principles, if adopted as proposed, would not apply to FNBPA directly based upon our current size, the OCC has indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The federal banking agencies, either independently or on an interagency basis, are expected to adopt a more formal climate risk management framework for larger banking organizations. In October 2023, the OCC issued its *Risk Management: Principles for Climate-Related Financial Risk Management for Large Financial Institutions* governing financial institutions with consolidated assets over $100 billion. These risk management principles are deemed safety and soundness concerns and are designed to provide guidance to large financial institutions regarding climate risk considerations relative to physical risks and transition risks associated with climate change. It is anticipated that the OCC will consider climate risk elements related to these principles in their supervisory oversight of financial institutions with less than $100 billion in assets. Also, the FRB announced on September 29, 2022 that six of the largest U.S. banking organizations will participate in a climate scenario analysis pilot program in order to assess the resilience of such organizations under various hypothetical scenarios involving physical and transition climate-related risks on specific residential and commercial real estate in their portfolios for the purpose of using scenarios on current policies and policies targeting zero emissions by 2050. The FRB states the overriding purpose of the pilot climate risk assessment study is to deepen the understanding of climate risk management practices and advance the development of the capacity to better identify, measure, monitor and manage climate-related risks. The SEC has issued a proposed rule that, if adopted, would require public companies to provide detailed reporting of climate-related risks (material risks and strategic implications), green-house gas emissions and net-zero transition plans (targets pertaining to planned reductions). As climate-related supervisory guidance is formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

In addition, states are considering taking similar actions on climate-related financial risks, including certain states in which we operate. For example, in January 2022, North Carolina Governor Roy Cooper issued Executive Order No. 246, which establishes science-based goals of a 50% reduction in greenhouse gas emissions by 2030 and net-zero emissions by 2050 and affirmed the state's commitment to climate action and environmental justice. Additionally, in June 2022, Maryland's Climate Solutions Now Act of 2022 went into effect. The Act requires the state to reduce statewide greenhouse gas emissions by, among other things, developing energy efficiency and emissions reduction requirements for certain buildings. Under the Act, Maryland targets a net zero goal by 2045 for greenhouse gas emissions. In July 2022, District of Columbia policymakers approved two bills aimed at decarbonization through reduction of greenhouse gases and setting decarbonization targets for the District's homes and buildings. Maryland Attorney General Brian E. Frosh and District of Columbia Attorney General Karl A. Racine also both joined a coalition of 19 attorneys general in supporting the SEC's Proposed Rules for The Enhancement and Standardization of the Climate-Related Disclosure for Investors. State and local climate-related legislative and regulatory initiatives may require us to expend capital to conform to applicable requirements.

Digital Asset Regulation

On January 3, 2023, the federal banking agencies issued additional guidance in the form of a joint statement addressing digital asset-related risks to banking organizations. That statement noted the recent volatility and exposure of vulnerabilities in the digital asset sector and indicated that the agencies are continuing to assess whether or how the digital asset-related activities of banking organizations can be conducted in a safe and sound manner and in compliance with all applicable laws and regulations. The statement stressed that each agency has developed, and expects banking organizations to follow, supervisory processes for evaluating proposed and existing digital asset activities. We do not invest in digital assets or so-called cryptocurrencies.

Governmental Policies

The operations of FNB and our subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities and the current Presidential Administration. In particular, the FRB regulates monetary policy and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for deposits. In fact, in the midst of rising inflation and pressure to raise interest rates, in its FOMC policy statement issued on January 26, 2022, the FRB strongly signaled that it would soon be time to raise the target range for the Federal funds rate, and the FOMC has since increased the target Federal funds rate eleven times during 2022 and 2023 to a range of 5.25% to 5.50% as of December 31, 2023. The FOMC signaled that current FRB direction is to begin lowering rates at some point during 2024 as inflation returns to more normalized levels. FRB monetary policies have had a significant effect on the operating results of all financial institutions in the past and may continue to do so in the future.

In view of changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the FRB, it is difficult to predict the impact of possible future changes in interest rates, deposit levels and loan demand, or their effect on our business and earnings or on the financial condition of our various customers (see discussion under Risk Factors - caption "*We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry*").

Available Information

We make available through our website at www.fnbcorporation.com, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and amendments to any of the foregoing) as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Information on our website is not incorporated by reference into this document and should not be considered part of this Report. Our common stock is traded on the NYSE under the symbol "FNB".

ITEM 1A. RISK FACTORS

We are subject to numerous risks, many of which are inherent to our business. As a financial services organization, we must balance revenue generation and profitability with the risks associated with our business activities. For information about how our risk oversight and management process operates, see Item 7 of this Report, MD&A – "Risk Management." The following discussion highlights specific risks that could affect us and our business, financial condition, results of operations and cash flows. Based on the information currently known, we believe that the following information identifies the material risk factors affecting us. The risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect our business.

You should carefully consider each of the following risks and all the other information set forth in this Report. If any of the following risks and uncertainties develop into actual events or if the circumstances described in the risks and uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, financial condition, results of operations or cash flows. These events could also have a negative effect on the trading price of our securities.

1. Credit Risk

Our results of operations are significantly affected by the ability of our borrowers to repay their loans.

Lending money is an essential part of the banking business. However, for various reasons, borrowers do not always repay their loans. The risk of non-payment is affected by credit risks of a particular borrower, changes in economic conditions that impact certain geographic markets or industries, fluctuations in interest rates on adjustable-rate loans, the duration of the loan, and in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial loans and leases present a greater risk of non-payment by a borrower than other types of loans. They typically involve larger loan balances and are particularly sensitive to economic conditions. The borrower's ability to repay usually depends on the successful operation of its business and income stream. Some of our commercial borrowers have multiple loans outstanding with us, which means that an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In the case of commercial and industrial loans, collateral often consists of accounts receivable, inventory, property and equipment, which may not yield substantial recovery of principal losses incurred, and is susceptible to deterioration, declining valuations, or other losses in advance of liquidation of such collateral. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws may limit the amount that can be recovered on these loans. For additional information, see the Lending Activity section of MD&A, which is included in Item 7 of this Report.

Our mortgage banking profitability could be significantly reduced if we are not able to originate and resell a high volume of mortgage loans.

Mortgage banking is generally considered a volatile source of income because it depends largely on the volume of loans we originate and sell in the secondary market. If our originations of mortgage loans decrease, resulting in fewer loans that are available to be sold to investors, this would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income.

- Mortgage loan production levels are sensitive to changes in economic conditions and activity, strengths or weaknesses in the housing market, changes in FRB monetary policies, interest rate fluctuations and the availability of an active secondary market or originations that could shift to adjustable-rate products which may be held in the portfolio. Generally, any sustained period of decreased economic activity or higher interest rates could reduce demand for mortgage loans and refinancings, while, conversely, any sustained period of increased economic activity and decreasing interest rates could increase the demand for mortgage loans and loan repayments. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries, commissions and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.
- Future changes to our eligibility to participate in the programs offered by the government-sponsored entities (GSEs) and other secondary purchasers, or the loan criteria of the GSEs and other secondary purchasers could also result in a lower volume of corresponding loan originations and sales.
- The estimates of revenues produced by the models we use to assess the impact of interest rates on mortgage-related revenues are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Our financial condition and results of operations could be adversely affected if we must further increase our provision for credit losses or if our ACL is not sufficient to absorb actual losses.

There is no precise method of predicting loan losses. We can give no assurance that our ACL will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations.

The level of the ACL reflects the judgment and estimates of management regarding the amount and timing of future cash flows, current fair value of the underlying collateral and other qualitative risk factors that may affect the loan. Determination of the allowance is inherently subjective and is based on factors that are susceptible to significant change. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, suspected fraud, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the ACL. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of additional loan charge-offs, based on judgments different from those of management. In addition, if charge-offs in future periods exceed the ACL, we will need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. For additional discussion relating to this matter, refer to the Allowance and Provision for Credit Losses section of MD&A, which is included in Item 7 of this Report.

2. Market Risk

Our business and financial performance is impacted significantly by market interest rates and changes in those rates. The monetary, tax and other policies of governmental agencies, including the UST and the FRB, have a direct impact on interest rates and overall financial market performance over which we have no control and which may not be able to be predicted with reasonable accuracy.

As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our business, profitability and the value of our financial assets and liabilities. Such scenarios may include the following:

- changes in interest rates or interest rate spreads can affect the difference between the interest earned on assets and the interest paid on liabilities, which impacts FNBPA's overall net interest income and profitability;
- such changes can affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments and can, in turn, affect our loss rates on those assets;
- such changes may decrease the demand for interest rate-based products or services, including bank loans and deposit products and the subordinated notes offered by our subsidiary, FNB Financial Services, LP;
- such changes can also affect our ability to hedge various forms of market and interest rate risks and may decrease the profitability or increase the risk associated with such hedges; and
- movements in interest rates also affect mortgage repayment speeds and could result in impairments of MSAs or otherwise affect the profitability of such assets.

The monetary, tax and other policies of the U.S. Government and its agencies also have a significant impact on interest rates and overall financial market performance. The FRB regulates the national supply of bank credit and certain interest rates through the implementation of certain monetary policies and actions. Due to elevated levels of inflation and corresponding pressure to raise interest rates, the FRB announced in January 2022 that it would be slowing the pace of its bond purchasing and increasing the target range for the federal funds rate over time, which it did from March 2022 to July 2023. The FOMC has since paused increases to the target federal funds rate. Although economists are projecting that the target funds rate will likely decline in small periodic increments, the timing, extent, and frequency of such reductions remain uncertain.

Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our mortgage portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Interest rate risk may also result from timing differences in the maturity and re-pricing characteristics of assets and liabilities, changes in the shape of the yield curve, hedging activity and the potential exercise of explicit or embedded options.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations, and any related economic downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual or future interest rate changes on our balance sheet.

Changes in interest rates could reduce the value of our AFS securities holdings which would increase our accumulated other comprehensive loss and thereby negatively impact stockholders' equity.

We maintain an investment portfolio consisting of various high-quality liquid fixed-income securities. The total carrying value of the AFS securities portfolio as of December 31, 2023 was $3.3 billion and the estimated duration of the portfolio was approximately 3 years. The nature of fixed-income securities is such that changes in market interest rates impact the value of these assets. Based on the duration of our AFS securities portfolio, a one percent increase or decrease in market rates is projected to positively or negatively impact the market value of the AFS securities portfolio by approximately $100.1 million. Increases or decreases in market interest rates are expected to further increase or decrease our AOCI (loss) and thereby decrease stockholders' equity. Further, the FRB and the OCC may consider increases in AOCI when evaluating our regulatory capital position, although current capital regulations permit AOCI to be excluded from capital for institutions of our size.

3. Liquidity Risk

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Our ability to implement our business strategy will depend on our liquidity and ability to obtain funding for loan originations, working capital and other general purposes. Liquidity is needed to fund various obligations, including credit commitments to borrowers, mortgage and other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures. Liquidity risk is the potential that we will be unable to meet our obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of illiquid assets or an inability to obtain satisfactory funding. Our preferred sources for funding are deposits and customer repurchase agreements, which are low cost and stable sources of funding for us. We compete with commercial banks, savings banks and credit unions, as well as numerous non-depository competitors for deposits and customer repurchase agreements. If a significant portion of our deposits were to be withdrawn within a short period of time or if we are unable to attract and maintain sufficient levels of deposits and customer repurchase agreements to fund our loan growth and liquidity objectives, we may be subject to paying higher funding costs by raising interest rates that are paid on deposits and customer repurchase agreements or cause us to source funds from third-party providers which may be higher cost funding, impacting our net interest margin and overall profitability. Additionally, our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Because our AFS investment securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. However, the sale of all or a material portion of our securities portfolio to increase liquidity in the face of withdrawals would cause the realization of significant losses that would, in turn, reduce our regulatory capital position.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations (see discussion under "Government Supervision and Regulation" included in Item 1 of this Report). As a financial holding company, we seek to maintain capital sufficient to meet the "well-capitalized" standard set by regulators. While we anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future, we may, at some point need to raise additional capital to support current operations or continued growth.

The availability of additional capital or financing will depend on a variety of factors, many of which are outside of our control, including market conditions, credit availability, our credit ratings and credit capacity, marketability of our stock, and the possibility that lenders and investors could develop a negative perception of our long- or short-term financial prospects if we incur large credit losses or if the level of business activity decreases due to economic conditions. Accordingly, there can be no assurance of our ability to expand our operations through organic growth or acquisitions. As such, we may be forced to delay raising capital, issue shorter-term securities than desired or bear an unattractive cost of capital, which could decrease profitability and significantly reduce financial flexibility. In addition, if we decide to raise additional equity capital, it could be dilutive to our existing stockholders.

We are dependent on dividends from our subsidiaries to meet our financial obligations and pay dividends to stockholders.

We are a holding company and conduct almost all our operations through our subsidiaries. We do not have any significant assets other than cash and the stock of our subsidiaries. Accordingly, we depend on dividends from our subsidiaries, in particular FNBPA, to meet our financial obligations and to pay dividends to stockholders. Our right to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is dependent on the amount of our net income for the current year combined with our retained net income for the two preceding years. The OCC has the authority to prohibit FNBPA from paying dividends if it determines such payment would be an unsafe and unsound banking practice. Likewise, our state-based entities are subject to state laws governing dividend practices and payments.

Regulatory authorities may restrict our ability to pay dividends on, and make repurchases of, our common stock.

Dividends on our common stock will be payable only if, when and as authorized and declared by our Board of Directors; however, our ability to pay dividends and make stock repurchases may be limited due to banking laws and regulations and limitations imposed by our banking regulators (including OCC limiting dividends from FNBPA). In certain circumstances, we will not be able to make a capital distribution unless the FRB approves such distribution, including if the dividend could not be fully funded by our net income over the last four quarters (net of dividends paid), our prospective rate of earnings retention appears inconsistent with our capital needs, asset quality, and overall financial condition, or we will not be able to continue meeting the minimum required capital ratios. As a bank holding company, we also are required to consult with the FRB before increasing dividends or redeeming or repurchasing capital instruments. Additionally, the FRB could prohibit or limit our payment of dividends if it determines that payment of the dividend would constitute an unsafe or unsound practice. There can be no assurance that we will declare and pay any dividends or repurchase any shares of our common stock in the future.

We have outstanding securities senior to common stock which could limit our ability to pay dividends on our common stock.

We have outstanding TPS that are senior to our common stock and could adversely affect our ability to declare or pay dividends or distributions on our common stock. The terms of the TPS prohibit us from declaring or paying dividends or making distributions on our junior capital stock, including the common stock, or purchasing, acquiring, or making a liquidation payment on any junior capital stock, if: (1) an event of default has occurred and is continuing under the junior subordinated debentures underlying the TPS, (2) we are in default with respect to a guarantee payment under the guarantee of the related TPS, or (3) we have given notice of our election to defer interest payments, but the related deferral period has not yet commenced or a deferral period is continuing. If we experience a material deterioration in our financial condition, liquidity, capital, results of operations or risk profile, our regulators may not permit us to make future payments on our TPS, which would also prevent us from paying any dividends on our common stock.

4. Reputation Risk

Our key assets include our brand and reputation and our business may be affected by how we are perceived by the public.

Our brand and our reputation are our key assets. Our ability to attract and retain banking, insurance, wealth management and corporate clients and employees is highly dependent upon external perceptions of our culture, level of service, security, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage our reputation among existing customers and corporate clients and employees, which could make it difficult for us to attract new clients and employees and retain existing ones. Adverse developments with respect to our financial services activities, the financial services industry or sociopolitical events and circumstances may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

We are subject to environmental, social and governance (ESG) risks that could adversely affect our reputation and the market price of our securities.

We are subject to a variety of risks arising from ESG matters. ESG matters include climate risk, hiring practices, the diversity of our work force, and equitable treatment of our employees, customers and third parties with whom we otherwise do business. Risks arising from ESG matters, including shifts in investor approaches related to ESG, may adversely affect, among other things, our reputation and the market price of our securities.

Further, we may be exposed to negative publicity (e.g., traditional and social media) based on the identity and activities of those to whom we lend and with which we otherwise do business, and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Such negative publicity could adversely impact our relationships and reputation with our existing and prospective customers and potentially have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on the market price for our securities.

Investors may consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment decisions. Certain investors have incorporated the business risks of climate change and the adequacy of companies' responses to the risks posed by climate change into their investment theses.

Increased attention to ESG matters also has caused public officials, including certain state attorneys general, treasurers, and legislators, to take various actions to impact the extent to which ESG principles are considered by private investors, including actions to limit business with government entities or the initiation of an investigation or enforcement action because of what is perceived to be, depending on the governmental authority, either our unwarranted focus or lack of focus on ESG matters.

5. Operational Risk

Our failure to continue to recruit and retain qualified banking professionals could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depend heavily on our ability to attract and retain highly skilled, diverse and motivated banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

The financial soundness of other financial institutions may adversely affect FNB, FNBPA and other affiliates.

Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. FNB, FNBPA and other affiliates are exposed to many different industries and counterparties and they routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. Many of these types of transactions expose FNB, FNBPA and other affiliates to credit risk in the event of default of the counterparty or client. In addition, FNBPA and other affiliates' credit risks may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices that are not sufficient to recover the full amount of the loan or derivative exposure that we are due.

We are subject to operational risk that could damage our reputation and our business. We engage in a variety of businesses and rely on systems, employees, service providers and counterparties to properly process a high volume of transactions.

Like all businesses, we are subject to operational risk, which represents the risk of loss resulting from inadequate or failed internal processes in our systems, human error and external events. Operational risk also encompasses technology, compliance and legal risk. Many strategic initiatives, including those related to products, staffing, and business processes, could substantially increase operational risk. We are also exposed to operational risk through our outsourcing arrangements, and the effect the changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business.

External and internal risk has proliferated in recent years.

The shift in recent years to digital, mobile, and online platforms have resulted in a large volume of payment transactions being executed more quickly leaving banks less time to identify and counteract fraud, and recover the funds misappropriated by fraudulent actors. Moreover, the level of sophistication of fraud has increased in part due to greater collaboration among bad actors, including the exchange of stolen data, new techniques and expertise available on the dark web. The financial services industry is continually developing and forcing countermeasures to prevent, detect and remediate the ever-shifting fraud landscape and the ability to quickly adapt to new threats is a critical element of fraud prevention.

Changes and instability in economic conditions and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.

Our financial performance depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Conditions such as changes in interest rates, money supply, levels of employment and other factors beyond our control may have a negative impact on economic activity. Any contraction of economic activity, including an economic recession or an inflationary environment, may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. In particular, interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, specifically, the FRB. Throughout 2022 and 2023, the FOMC raised the target range for the federal funds rate on 11 separate occasions citing economic and geopolitical disruptions, and signaled that current FRB direction is to begin lowering rates at some point during 2024 as inflation returns to more normalized levels.

Financial institutions also face a comparatively heightened credit risk. Of note, because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral, which, in turn, can adversely affect the value of our loan and investment portfolios. Adverse economic developments, specifically including inflation-related impacts, may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. According to the FRB's October 2023 Financial Stability Report, commercial real estate (CRE) values remained elevated relative to fundamentals, even as prices continued to decline. While CRE values continue to fluctuate, some markets are showing signs of stabilizing prices. However, the outlook for CRE remains dependent on the broader economic environment and, specifically, how major subsectors respond to a rising interest rate environment and higher prices for commodities, goods and services. In any case, credit performance over the medium-and long-term is susceptible to economic and market forces and therefore forecasts remain uncertain, with some degree of instability in the CRE markets expected in the coming quarters as loans are refinanced in markets with higher vacancy rates under current economic conditions. Instability and uncertainty in the commercial and residential real estate markets, as well as in the broader commercial and retail credit markets, could have a material adverse effect on our financial condition and results of operations.

Macroeconomic and geopolitical challenges and uncertainties affecting the stability of regions and countries around the globe could have a negative impact on our business, financial condition and results of operations. For instance, in response to the Russia-Ukraine war, the U.S. has imposed, and is likely to continue to impose, significant financial and economic sanctions and export controls against certain Russian organizations and individuals, with similar actions being taken by the European Union, the United Kingdom and other jurisdictions. The Russian invasion and subsequent sanctions had and could continue to have certain negative impacts on global and regional financial markets and economic conditions. In addition, the attacks by Hamas on Israel in October 2023, Israel's response and a potential broader armed conflict in the Middle East are likely to continue impacting the global economy, including that of the United States and have added to concerns of a widening conflict in the Middle East. In particular, oil prices have become increasingly volatile in the aftermath of the attacks on Israel. Each of the developments described above, or any combination of them, could adversely affect our businesses, financial condition and results of operations.

Our business could be adversely affected by difficult economic conditions in the regions in which we operate.

We operate in seven states and the District of Columbia. Most of our customers are individuals and small- and medium-sized businesses that are dependent upon their regional economies. The economic conditions in these local markets may be different from, and in some instances worse than, economic conditions in the U.S. as a whole. Challenging macroeconomic, recessionary and employment conditions in the market areas we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations, such as: demand for our loans, deposits and services may decline; loan delinquencies, problem assets, foreclosures and charge-offs may increase; weak economic conditions could limit the demand for loans by creditworthy borrowers, limiting our capacity to leverage our retail deposits and maintain our net interest income; collateral for our loans may decline in value; and the amount of our low-cost or non-interest-bearing deposits may decrease.

The banking and financial services industry continually encounters technological change, especially in the systems that are used to deliver products to, and execute transactions on behalf of customers. If we fail to continue to invest in technological improvements as they become appropriate or necessary, our ability to compete effectively could be severely impaired.

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in artificial intelligence. The effective use of technology increases efficiency and enables financial institutions to better compete for and serve customers and reduce costs. Our future success will depend, in part, on our ability to address customer needs by using secure technology to provide products and services that will satisfy customer demands, as well as create additional efficiencies in our operations. Many of our larger competitors have greater resources to invest in technological improvements, and we may not effectively implement new technology-driven products and services or do so as quickly as our competitors. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

In addition, transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased over the course of the last several years. Certain characteristics of digital asset transactions, including their speed and anonymity are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers - which, at present are not subject to the extensive regulation as banking organizations and other financial institutions - have become active competitors for our customers' banking business. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, an initiative by the CFPB, as prompted by the Biden Administration, to promote "open and decentralized banking" through the proposal of a Personal Financial Data Rights rule designed to facilitate the transfer of customer information at the direction of the customer to other financial institutions could lead to greater competition for products and services among banks and non-banks alike if a final rule is adopted. The timing of and prospects for any such action are uncertain at this time. The loss of these revenue streams and the higher cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

An interruption in or breach in security of our information systems, or other cybersecurity risks, could result in a loss of customer business, increased compliance and remediation costs, civil litigation or governmental regulatory action, and have an adverse effect on our results of operations, financial condition and cash flows.

As part of our business, we collect, process and retain sensitive and confidential client and customer information in both paper and electronic form and rely heavily on communications and information systems for these functions. This information includes non-public, personally-identifiable information that is protected under applicable federal and state laws and regulations. Additionally, certain of these data processing functions are not handled by us directly, but are outsourced to third-party providers. We have experienced cyber-attacks in the past, none of which have had a material impact on our business or operations, and expect to continue to be the target of cyber-attacks. Our current facilities and systems, as well as those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism and other physical security threats, computer viruses or compromises, ransomware attacks, misplaced or lost data, programming and/or human errors or other similar events. While we have policies, procedures and practices designed to prevent or limit the effect of the failure, interruption, or security breach of our communications and information systems, we cannot completely ensure that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential business, employee or customer information, whether originating with us, our vendors or retail businesses, could severely damage our reputation, expose us to the risks of civil litigation and liability, require the payment of regulatory fines or penalties or undertaking of costly remediation efforts with respect to third parties affected by a security breach, disrupt our operations, and have a material adverse effect on our business, financial condition and results of operations.

The cost of our day-to-day cybersecurity monitoring and protection systems and controls may increase over time. We may also need to expend substantial resources to comply with the data security breach notification requirements adopted by banking regulators and the states, which have varying levels of individual, consumer, regulatory or law enforcement notification and remediation requirements in certain circumstances in the event of a security breach.

Cybersecurity risks appear to be growing and, as a result, the cyber-resilience of banking organizations is of increased importance to federal and state banking agencies and other regulators. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current, proposed, or future privacy, data protection and information security laws to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability.

As technology advances, the ability and speed to initiate transactions and access data has also become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points, some of which are not controlled or secured by us. It is possible that we could have exposure to liability and suffer losses as a result of a security breach or cyber-attack that occurred through no fault of ours. Although we maintain specific "cyber" insurance coverage, the amount or form of coverage may not be adequate in any particular case. As cyber threats continue to evolve and increase, we may be required to spend significant additional resources to continue to modify or enhance our protective and preventative measures or to investigate and remediate any information security vulnerabilities.

Our day-to-day operations rely heavily on the proper functioning of products, information systems and services provided by third-party, external vendors.

We rely on certain external vendors to provide products, information systems and services necessary, including our core processing system, to maintain our day-to-day operations. These third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. Any complications caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor (including zero-day attacks associated with vulnerabilities in third-party software that were not previously known), failure of a vendor to comply with applicable laws and regulations or to conform to our internal controls and risk management procedures, and failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business.

There may be risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, developing presentations made to market analysts and others, creating loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy, developing strategic planning initiatives, capital stress testing and calculating regulatory capital levels, as well as to estimate the value of financial instruments and Balance Sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating models will be adversely affected due to the inadequacy of such information. Also, information we provide to the public or to our regulators based on poorly designed or implemented models could be inaccurate or misleading. Certain decisions that the regulators make, including those related to capital distributions and dividends to our stockholders, could be adversely affected due to the regulator's perception that the quality of the models used to generate our relevant information is insufficient.

Our asset valuations may include methodologies, estimations and assumptions that are subject to differing interpretations and this, along with market factors such as volatility in one or more markets or industries, could result in changes to asset valuations that may materially adversely affect our results of operations or financial condition.

We must use estimates, assumptions and judgments when assets are measured and reported at fair value. Assets carried at fair value inherently result in a higher degree of financial statement volatility. Because the assets are carried at fair value, a decline in their value may cause us to incur losses even if the assets in question present minimal risk. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party resources, when available. When such third-party information is not available, we estimate fair value primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors or assumptions in any of the areas underlying these estimates could materially impact our future financial condition and results of operations.

Hurricanes, tornadoes, excessive rainfall, droughts or other adverse weather events, and public health emergencies could negatively affect the local economies in the markets of our footprint, or disrupt our operations in those markets, which could have an adverse effect on our business or results of operations.

The economy of the markets in our footprint is affected, from time to time, by adverse weather events and other disruptions, including as a result of public health issues. We cannot predict whether, or to what extent, damage caused by future weather conditions or other disruptions will affect our operations, customers or the economies in our markets. Weather events could cause a disruption in our day-to-day business activities in branches within our markets, a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures, and loan losses. Even if a weather event does not cause any physical damage in our markets, it could affect the market value of property within our footprint, particularly agricultural interests, which are highly sensitive to excessive rainfall or droughts.

6. Legal and Compliance Risk

Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.

A U.S. government debt default, threatened or wide spread perception of a potential debt default, or downgrade of the sovereign credit ratings of the U.S. by credit rating agencies, could have an adverse impact on financial markets, interest rates and economic conditions in the U.S. and worldwide.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the U.S. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, possible reductions in federal government spending, and the possibility of the federal government defaulting on its obligations for a period of time, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

In addition to affecting the price and liquidity of U.S. government securities, a government default or threat of default could disrupt the market for or affect the pricing of repurchase agreements in U.S. government securities (Repos) a type of secured financing transaction used by many financial institutions, including FNBPA, to manage short-term funding needs, invest short-term cash balances and manage inventories of government securities. Overnight rates on Repo transactions are used by the

FRB to calculate SOFR. A disruption in the Repo markets could affect interest rates paid on SOFR-benchmarked loans and payments on swaps and other financial contracts that use SOFR as a benchmark rate.

A debt default or further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of Fannie Mae, Freddie Mac and the FHLBs, with which we do business, obtains financing, engages with for sales of mortgages, and in whose securities we invest.

Our financial condition and results of operations may be adversely affected by changes in federal, state or local tax rules and regulations, or interpretations.

We are subject to legislative tax rate changes that could increase our effective tax rates. Depending on enactment dates, these law changes may be retroactive to previous periods which could negatively affect our current and future financial performance.

Our future effective tax rates could be affected by additional changes in the federal tax rates and in tax rates in jurisdictions where our income is earned, by changes in or our interpretation of tax rules and regulations in the jurisdictions in which we do business, by unexpected negative changes in business and market conditions that could reduce certain tax benefits, or by changes in the valuation of our DTAs and DTLs. Changes in statutory tax rates or DTAs and DTLs may adversely affect our profitability and results of operations in future periods.

Our financial condition and results of operations may be adversely affected by changes in accounting policies, standards and interpretations.

The FASB, regulatory agencies and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC and banking regulators) may change prior interpretations or positions on how these standards should be applied. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. The U.S. Congress, state legislatures and federal and state regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. Such initiatives have been pursued with rigor under the current Presidential Administration. The leadership of the federal banking agencies, including the FRB and the OCC, have emphasized that their supervisory charge is not to regulate climate concerns, but rather focus on climate-related risks that are faced by banking organizations of all types and sizes, specifically including physical and transition risks, and are in the process of enhancing supervisory expectations through the implementation of climate related regulations and guidelines governing banks' risk management practices, which will likely result in increased compliance costs and other compliance-related risks.

The above measures may also result in the imposition of taxes and fees, the required purchase of emission credits, and the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs. Given the lack of empirical data on the credit and other financial risks posed by climate change, it is impossible to predict how climate change may impact our financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks to us.

Additionally, in March 2022, the SEC proposed new climate-related disclosure rules, which if adopted, would require new climate-related disclosures in SEC filings and audited financial statements. If adopted, these rules would impose increased costs, which could materially and adversely affect our financial performance.

We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

We operate in a highly regulated environment and our businesses are subject to supervision, regulation, enforcement and prosecution by numerous governmental agencies, including at the federal and state levels. Regulations are generally intended to provide protection for depositors, borrowers and other customers, as well as the stability of the financial services industry, rather than for investors in our securities. We are subject to changes in federal and state law, regulations, governmental policies, agency supervisory and enforcement policies and priorities, and tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking and financial services industry as a whole and could limit our growth and the return to investors by restricting such activities as, the payment of dividends and stock repurchases, balance sheet growth, investments, loans and interest rates, assessments of fees, such as overdraft and interchange fees, the provision of securities, insurance, brokerage or trust services, mergers with or acquisitions of other institutions or branches, the types of deposit and non-deposit activities in which our subsidiaries may engage, and offering of new products and services.

Under regulatory capital adequacy guidelines and other regulatory requirements, FNB and FNBPA must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. On July 27, 2023, the federal banking agencies, including the OCC, issued a proposed rule to implement the final components of the Basel III standards. Among other things, the proposed rule would substantially change the existing calculation of risk-weighted assets and require banking organizations to use revised models for such calculations. While the proposed rule would not apply to FNB or FNBPA directly based upon our current asset size, many of the principles included in this proposed rulemaking could result in increased supervisory expectations and closer regulatory scrutiny for institutions that experience substantial growth. For example, the proposed rule would add back the impact of AOCI (loss) to the calculation of regulatory capital for institutions above $100 billion in assets and institutions below that threshold would be subject to federal banking agencies' discretion to require institutions to have higher capital cushions to address a variety of supervisory concerns, which may include a high level of AOCI (loss). Changes to present capital and liquidity requirements could restrict our activities and require us to maintain additional capital. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

In response to several large bank failures in the spring of 2023, the federal banking agencies have engaged in rulemaking that likely will significantly increase compliance costs should we grow in excess of $50 billion in assets.

Our overdraft protection programs and corresponding revenue may be impacted by possible new federal regulatory requirements or scrutiny or industry trends regarding such practices.

Members of Congress and the leadership of the OCC, FDIC and CFPB have expressed a heightened interest in bank overdraft protection programs. The CFPB has used its supervision process to obtain additional information about financial institutions' overdraft practices and has indicated that it intends to pursue enforcement actions against financial institutions, and their executives, that oversee overdraft practices that are deemed to be unlawful. The CFPB also has published guidance containing instructions for financial institutions to avoid the imposition of unlawful overdraft fees. In January 2024, the CFPB proposed two rules addressing financial institutions' consumer overdraft and non-sufficient funds (NSF) fee practices by narrowing an existing exemption from the Truth in Lending Act (Regulation Z) for the extension of overdraft credit, thereby subjecting overdraft credit to disclosure and other regulatory compliance obligations, and under those authorities prohibiting the imposition of NSF fees on transactions that are declined instantaneously or near-instantaneously. Further, in 2023, the CFPB brought enforcement actions and imposed substantial civil money penalties against certain financial institutions for overdraft practices and inadequate disclosures that the CFPB alleged to be unlawful and inadequately disclosed for, among other things, systematically and repeatedly charging fees to customers with insufficient funds in their accounts, charging overdraft fees without proper consent, and misleading customers about the terms and costs of overdraft coverage. Each of these actions is part of the CFPB's broader supervision and enforcement initiative targeting so-called consumer "junk fees."

In addition, the OCC issued a bulletin in April 2023 to address the risks associated with national banks' overdraft protection programs and overdraft fees. Specifically, the OCC noted in the bulletin that "authorize positive, settle negative" (APSN) transaction and representment fee practices may present a heightened risk of violations of Section 5 of the Federal Trade Commission Act of 2010, which prohibits unfair, deceptive, or abusive acts or practices. An APSN transaction refers to the practice of assessing overdraft fees on debit card transactions that authorize when a customer's available balance is positive but later post to the account when the available balance is negative. Representment fees refer to assessing an additional fee each time a third party submits the same transaction for payment after a bank returns the transaction for non-sufficient funds. The OCC further noted that banks should establish and maintain sound risk management of overdraft protection programs by establishing effective board and management oversight and appropriate procedures and practices for managing risks associated with overdraft protection programs.

In response to this increased governmental scrutiny of the financial services industry, and in anticipation of possible enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations including FNB have modified their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees. These competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance, including the new rules proposed by the CFPB, or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause us to modify our program and practices in ways that may have a negative impact on our revenue and earnings. In addition, as supervisory expectations and industry practices regarding overdraft protection programs change, our continued offering of overdraft protection may result in negative public opinion and increased reputation risk. Despite our effort to modify our overdraft practices to conform to recent regulatory guidance and expectations, and industry practices, we may remain subject to regulatory criticism or potential enforcement action, particularly in view of the CFPB's aggressive interpretations and guidance regarding bank overdraft practices, and potentially subject to negative public reaction through our continued offering of certain of these products and services.

Certain provisions of our Articles of Incorporation and By-laws and Pennsylvania law may discourage takeovers.

Our Articles of Incorporation and By-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. In particular, our Articles of Incorporation and By-laws:

- require shareholders to give us advance notice to nominate candidates for election to our Board of Directors or to solicit proxies in support of such candidates, or to make shareholder proposals at a shareholders' meeting;

- permit our Board of Directors to issue, without approval of our common shareholders unless otherwise required by law, preferred stock with such terms as our Board of Directors may determine;

- require the vote of the holders of at least 75% of our voting shares for shareholder amendments to our By-laws;

- in the case of a proposed business combination with a shareholder owning 10% or more of the voting shares of FNB, the vote of the holders of at least two-thirds of the voting shares not owned by such shareholder is required to approve the business combination, unless it is approved by a majority of FNB's disinterested directors.

Under Pennsylvania law, only shareholders holding at least 25% of a corporation's outstanding stock may call a special meeting for any purpose. In addition, Pennsylvania law provides that in discharging their duties, including in the context of a takeover attempt, the board of directors, committees of the board and individual directors may consider a broad range of factors as they deem pertinent, which may include but is not limited to shareholders' interests, in considering the best interests of the corporation.

These provisions of our Articles of Incorporation and By-laws and of Pennsylvania law could discourage potential acquisition proposals and could delay or prevent a change in control, even though the holders of a majority of our stock may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace members of our Board of Directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts.

Volatility in the banking sector, triggered by the failures of Silicon Valley Bank, Signature Bank and First Republic Bank, has resulted in agency rulemaking activities and changes in agency policies and priorities that could subject FNB and FNBPA to enhanced government regulation and supervision.

On March 10, 2023, Silicon Valley Bank (SIVB) was closed by the California Department of Financial Protection and Innovation (the CDFPI). Two days later, on March 12, 2023, Signature Bank (SBNY) also failed. Nearly two months later, on May 1, 2023, First Republic Bank (FRC) was closed by the CDFPI. In each case, the FDIC was appointed as receiver. Each of these institutions experienced significant deposit losses in the run-up to their ultimate failures. Investor and customer confidence in the banking sector—particularly with regard to mid-size and larger regional banking organizations—waned in response to these failures.

Further evaluation of recent developments in the banking sector has led to governmental initiatives intended to prevent future bank failures and stem significant deposit outflows from the banking sector, including (i) agency rulemaking to modify and enhance relevant regulatory requirements, specifically with respect to liquidity risk management, deposit concentrations, capital adequacy, stress testing and contingency planning, and safe and sound banking practices; and (ii) enhancement of the agencies' supervision and examination policies and priorities. Examiners at the federal banking agencies generally have increased their focus on levels of uninsured deposits, liquidity and contingency funding plans.

We cannot predict with certainty which proposed rules will be adopted or if other initiatives may be pursued by lawmakers and agency leadership, nor can we predict the terms and scope of any such initiatives, including whether we would be impacted. However, any of the proposed or potential changes could, among other things, subject us to additional costs, limit the types of financial services and products we may offer, and limit our future growth, any of which could materially and adversely affect our business, results of operations or financial condition.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose FNBPA to enhanced liquidity risk in times of financial distress.

In the wake of the failures of SIVB, SBNY, and FRC, which the FDIC concluded were generated by, in significant part, a high volume of uninsured deposits, many large depositors across the industry have withdrawn deposits in excess of applicable deposit insurance limits and deposited these funds in other financial institutions. In many instances, depositors moved these funds into money market mutual funds or other similar securities accounts in an effort to diversify the risk of further bank failure(s).

Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. The federal banking agencies, including the FDIC and OCC, issued an interagency policy statement in July 2023, noting that banks should maintain actionable contingency funding plans that take into account a range of possible stress scenarios, assess the stability of their funding and maintain a broad range of funding sources, ensure that collateral is available for borrowing, and review and revise contingency funding plans periodically and more frequently as market conditions and strategic initiatives change.

If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present period. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our AFS investment securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. Under such circumstances, we may be required to access funding from sources such as the Federal Reserve's discount window in order to manage our liquidity risk.

We have experienced increases in our FDIC insurance assessments due to the bank failures that occurred in 2023.

The losses incurred by the DIF in connection with the resolution of SIVB and SBNY are required by law to be recovered through one or more special assessments on depository institutions and, potentially, their holding companies if the FDIC determines such action to be appropriate and the Secretary of the UST concurs with the FDIC's determination. On November 16, 2023, the FDIC issued its final rule that would impose such special assessments. There is the possibility for the FDIC to impose a one-time shortfall special assessment. This will occur if the total amount collected by the FDIC special assessment does not meet the final loss amounts of SIVB and SBNY after the termination of the receiverships. FNBPA had uninsured deposits of $16.1 billion as of December 31, 2022, and we accrued and expensed a special assessment of $29.9 million based on the assessment base of $11.1 billion, which excludes the first $5 billion of FNBPA's uninsured deposits as of December 31, 2022. Although we cannot predict if there will be a subsequent shortfall after the eight quarters, any additional increase in our assessment fees could have a materially adverse effect on our results of operations and financial condition.

Adverse changes to our credit ratings could limit our access to funding and increase our borrowing costs.

Credit ratings are subject to ongoing review by rating agencies, which consider a number of factors, including our financial strength, performance, prospects and operations as well as factors not under our control. Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to FNB or its subsidiaries in a crisis. Rating agencies could make adjustments to our credit ratings at any time, and there can be no assurance that they will maintain our ratings at current levels or that downgrades will not occur.

Any downgrade in our credit ratings could potentially adversely affect the cost and other terms upon which we are able to borrow or obtain funding, increase our cost of capital and/or limit our access to capital markets. Credit rating downgrades or negative watch warnings could negatively impact our reputation with lenders, investors and other third parties, which could also impair our ability to compete in certain markets or engage in certain transactions. In particular, holders of deposits which exceed FDIC insurance limits may perceive such a downgrade or warning negatively and withdraw all or a portion of such deposits. While certain aspects of a credit rating downgrade are quantifiable, the impact that such a downgrade would have on our liquidity, business and results of operations in future periods is inherently uncertain and would depend on a number of interrelated factors, including, among other things, the magnitude of the downgrade, the rating relative to peers, the rating assigned by the relevant agency pre-downgrade, individual client behavior and future mitigating actions we might take.

We are subject to supervision and examination by U.S. government authorities and may become subject to investigations, enforcement actions, fines, and other adverse effects.

The federal banking agencies, including the OCC, the CFPB, as well as the DOJ, have in recent years adopted a more aggressive enforcement posture in line with general enforcement priorities - specifically with respect to consumer protection issues and anti-discrimination lending laws. These government agencies have expressed a heightened interest in fair lending and loan servicing, mortgage loan origination and mortgage loan servicing, bank and financial institution sales practices, management of consumer accounts and the charging of overdraft and various other fees, fair credit reporting, predatory lending, debt collection, and meaningful disclosure of credit and savings terms, among others, and perform periodic reviews, examinations, and investigations in these areas. An adverse finding or outcome of any such review, examination, or investigation that involves an assertion of regulatory noncompliance or a violation of law could result in possible fines, penalties, restitution, or other forms of remediation that could have a material adverse effect on our business, financial condition, results of operations, or reputation.

Further evaluation of recent developments after the failures of SIVB, SBNY, and FRC may lead to legislative and regulatory initiatives intended to prevent future bank failures, raise capital requirements and stem significant deposit outflows from the banking sector. Although we cannot predict with certainty which initiatives may be pursued by lawmakers and agency leadership, nor can we predict the terms and scope of any such initiatives, any potential changes could, among other things, subject us to additional costs and capital requirements, limit the types of financial services and products we may offer, and limit our future growth, any of which could materially and adversely affect our business, results of operations or financial condition.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act (ECOA), the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CRA requires the OCC, in connection with its examination of a national bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. All institutions insured by the FDIC must publicly disclose their rating. On October 24, 2023, the federal banking agencies issued a joint final rule to revise the regulations implementing CRA. FNBPA is considered a "large bank" under the final rule and therefore will be evaluated under new lending, retail services and products, community development financing and community development services tests in respect of our compliance with the statute and rule. The final rule also imposes certain data reporting requirements that will apply to FNBPA. As we prepare for implementation of the final rule, we expect to incur increased compliance costs, and we may be exposed to compliance-related risks after the final rule has been implemented in full.

The fair lending laws prohibit discrimination in the provision of banking services on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. The enforcement of these laws has been an increasing focus for the CFPB and other regulators. Of note, in March 2022, the Director of the CFPB has indicated that the CFPB will prioritize enforcement of ECOA, as implemented by the CFPB's Regulation B, which prohibits discrimination in any aspect of a credit transaction, by revising its Supervision and Examination Manual to explicitly incorporate anti-discrimination considerations in respect of evaluations of potential unfair, deceptive, or abusive acts and practices (UDAAPs). The CFPB's action represents not only a continuation of the agency's commitment to a more aggressive enforcement approach, but also a shift in supervision and examination policy and procedure that may result in the commencement of enforcement actions against financial institutions involving a broader range of cited violations of the federal consumer financial laws and expanded allegations of UDAAPs.

Under the fair lending laws, we may be liable if our policies result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers and may also be subject to investigation by the DOJ. A successful challenge to our institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge our performance under fair lending laws in private class action litigation.

The consent orders entered into by FNBPA with the DOJ and the North Carolina State Department of Justice will cause us to incur additional compliance costs, may harm our reputation and may restrict our ability to engage in certain business activities and transactions, and our failure to comply with the terms of such consent orders may subject us to further enforcement actions.

On February 5, 2024, FNBPA announced its entry into consent orders (together, the "Consent Orders") with the DOJ and the North Carolina State Department of Justice. The Consent Orders resolve allegations that, from 2017 to 2021, FNBPA— including as a successor in interest to Yadkin Bank, which FNBPA acquired in 2017, committed violations of the Fair Housing Act and the Equal Credit Opportunity Act (Regulation B), as well as the North Carolina Unfair and Deceptive Practices Act, within the Charlotte, North Carolina, and Winston-Salem, North Carolina assessment areas. The Consent Orders were approved by the U.S. District Court for the Middle District of North Carolina on February 13, 2024.

We are committed to full compliance with the Consent Orders; however, achieving such compliance will require attention from our management, and will cause us to bear costs to implement their terms. Actions taken to achieve compliance with the Consent Orders may affect our business or financial performance, and may require us to reallocate resources away from existing operations or to alter our business practices, operations, products and services, and risk management practices. Our failure to comply with the requirements of the Consent Orders could cause us to incur additional significant compliance costs or subject us to additional enforcement action, and any deficiencies in our compliance practices, as well as the terms of the Consent Orders, could result in additional inquiries, investigations or enforcement actions. Further, the existence of the Consent Orders may adversely affect our reputation in the communities we serve and among third parties with which we conduct business.

Under the current regulatory framework governing proposed business combinations, an institution's compliance with the fair lending laws and whether it is subject to an open or pending enforcement action are significant factors for the federal banking agencies in determining whether a proposed transaction is consistent with safe and sound banking principles. Further, the OCC has announced a proposed rule to amend and enhance its regulatory framework for review of proposed national bank merger transactions under the Bank Merger Act (BMA). Under the OCC's proposed rule, the OCC staff is unlikely to view a proposed merger transaction involving an acquirer with an open or pending fair lending enforcement action as being consistent with approval under the BMA. Although the Consent Orders constitute the resolution of open enforcement actions, under the OCC's proposed rule ongoing compliance in a timely manner with the Consent Orders would be an important factor in the OCC's evaluation of any proposed transaction we may present to the OCC for approval. The Consent Orders will be in effect for a minimum of five years, which term could be longer depending upon the extent and timing of the requisite loan subsidies that will be paid by FNBPA to qualified applicants. Accordingly, if the OCC's proposed rule is adopted as proposed, our ability to pursue strategic growth initiatives involving combinations with other banking organizations may be substantially limited. As a result, should we pursue future bank acquisitions, we expect the bank regulatory approval process to be prolonged and more costly than we have experienced in the past, which restrictions could materially adversely affect our business, results of operation and financial condition.

7. Strategic Risk

If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

To achieve our past levels of growth, we have focused on both organic growth and acquisitions. We may not be able to sustain our historical rate of growth or may not be able to grow at all. More specifically, we may not be able to obtain the financing necessary to fund additional growth. Various factors, such as economic conditions, regulatory and other governmental concerns and competition, may impede or prohibit the opening of new retail branches or optimizing our existing branch network. If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

On January 29, 2024, the OCC announced a proposed rule to amend the procedures and principles followed by the OCC when reviewing proposed national bank merger transactions under the BMA. If adopted as proposed, the proposed rule would eliminate existing regulatory procedures under the OCC's regulations providing for expedited review and streamlining of BMA applications for acquiring institutions that meet certain minimum qualifications and implement certain principles to be followed by the OCC when reviewing applications under the BMA. Such principles would, among other things, establish indicators of proposed transactions that generally are consistent with regulatory approval, as well as those that raise supervisory or regulatory concerns and therefore would require applicants to address or remediate specific areas of concern in order to secure regulatory approval. Of note, any transaction whereby the resulting institution would have combined assets of $50 billion or more would not be generally consistent with regulatory approval, nor would any transaction for which the applicant has insufficient CRA or examination ratings, is the subject of an open or pending BSA/anti-money laundering (AML) or fair lending enforcement action, or has failed to comply with the terms of an existing enforcement action. In such cases, BMA applications would be subject to additional scrutiny and are more likely to involve extended processing periods and/or result in denials of approval or regulatory requests to withdraw the application. The proposed rule is subject to a public comment period and the timing and prospects for the adoption by the OCC of a final rule are not certain at this time. If the proposed rule is adopted as proposed, our ability to further grow through bank acquisitions may be substantially limited based upon our current asset size and the recent consent orders entered into by FNBPA with the DOJ and the North Carolina State Department of Justice to resolve allegations of fair lending violations. Further, should we pursue future bank acquisitions, we expect the bank regulatory approval process to be prolonged and more costly than we have experienced in the past.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

NONE.

ITEM 1C.   CYBERSECURITY

The Information Security Department reports to the Chief Information Security Officer and then directly to the Chief Risk Officer, to ensure the coordinated and consistent implementation of risk management initiatives and strategies on a day-to-day basis. Results of the information and cybersecurity efforts and recommendations are reported to the Risk Management Council no less than quarterly which is then shared with the Board Risk Committee. The Board Risk Committee is primarily responsible for overseeing risk management, including risks associated with cybersecurity and potential threats thereto. Our management is directly involved in assessing and managing cybersecurity risks. As noted, we employ a Chief Risk Officer, along with information security personnel in our Information Security Department. The Chief Risk Officer regularly reports to our Risk Management Council, which is comprised of our senior leadership. See "Risk Management" in section of MD&A for an overview of our risk management framework.

The Information Security Department uses the National Institute of Standards and Technology framework for improving critical infrastructure by measuring and evaluating the effectiveness of information and cybersecurity controls. We have various processes for risk assessment, vulnerability management, threat management, independent penetration testing, security architecture, access management, network security management, security event monitoring and security awareness. Certain processes involve the use of third parties. A summary of each process is below.

Risk Assessment Process. On an annual basis, a risk assessment and maturity analysis is performed for the FNB environment based on the NIST CSF Framework. The risk assessment takes into consideration a combination of risks related to the identification, prevention, detection, response, and recovery from cyber events. The risk assessment considers the inherent risk and controls implemented in the FNB environment and measures the residual risk to ensure it is within the FNB risk tolerance.

Vulnerability Management Process. Regular internal and external vulnerability scanning is conducted at varying intervals to proactively identify configuration weaknesses, missing patches and other vulnerabilities in the FNB information systems environment. Identified vulnerabilities are classified and scored based on their Common Vulnerability Scoring System or CVSS score, known exploitation or malware impacting the vulnerability, and the age in the environment. We prioritize the patching of critical and severe vulnerabilities.

Threat Management Process. In addition to the regular and routine vulnerability scanning, FNB relies on various threat intelligence feeds for the identification and awareness of potential threats that could impact the FNB environment. Using third party vendors to assist, threats are integrated into our monitoring solutions, email filtering, web-browsing controls, malware detection, and perimeter firewalls to proactively prevent, detect and deter threats with the capability to impact the FNB environment.

Independent Penetration Testing. On an annual basis, we engage with an independent third-party provider to perform various penetration tests of the environment. The penetration tests look at our customer facing applications, how we respond to social engineering activities, overall external attack surface and internal vulnerabilities. Issues identified from the penetration tests are tracked and escalated to ensure appropriate remediation occurs before closure.

Security Architecture. To ensure the secure configuration, design, and implementation of our internally hosted and third-party hosted systems, security architecture reviews are conducted. The architecture reviews entail a series of questions. These questions are reviewed with internal IT and third-party vendor contacts to ensure the implementation is meeting policies, is configured with strong security practices, and utilizes appropriate access controls.

Access Management. Utilizing a least privilege, need-to-know access methodology, access is controlled through a centralized user access management function responsible for the provisioning, transfer and deprovisioning of users' access. Access management also performs routine reviews of application and systems access to ensure access remains appropriate. For third-party hosted environments, access management works with security architecture to ensure single sign-on controls are employed or additional factors are utilized to prevent unauthorized access to these environments.

Network Security Management. The security of the FNB network infrastructure is maintained via

- internal and perimeter firewalls with intrusion detection,

- the use of some network segmentation to isolate access to certain applications and systems,

- VLANs or virtual local area networks,

- email filtering to identify spam, malware, and phishing messages in received email messages,

- malware detection,

- data loss prevention controls to prevent the theft, or mass exfiltration of data,

- Virtual Private Networks (VPN) to control remote access to our network,

- intrusion detection capabilities,

- network access controls (NAC) to prevent unauthorized assets from connecting to the network, and

- web filtering.

Security Event Monitoring. A centralized security monitoring team is responsible for the response to alerts generated from a consolidated log collection system. Log collection occurs from various assets and hosted environments. The monitoring tool is third-party provided SIEM, and enables threat identification, detects suspicious activity in the environment using the MITRE Att&ck® framework, performs user behavior analytics, and endpoint detection and response. Alerts are investigated to ascertain whether a cyber incident is occurring or not.

Security Awareness. Annual training is conducted for continuing education for all employees. Routine phishing tests are administered routinely. We also post articles on our intranet of common attack schemes for our employee's awareness.

We have a Vendor Management department that established policies and procedures to follow when utilizing external third-parties. Third-party vendors are thoroughly vetted, approved and inventoried before partnership begins. Vendor Management ensures key risk components are mitigated based on acceptable Company standards. Any third parties used in any cybersecurity processes are vetted through our vendor management process.

Risks from Cybersecurity threats or previous incidents have not materially affected business strategy, results of operations, or financial condition.

See cybersecurity risk factors in Item 1A. Risk Factors.

ITEM 2.   PROPERTIES

Our corporate headquarters are located in Pittsburgh, Pennsylvania. The Pittsburgh headquarters, which are leased, are also occupied by employees of the Community Banking, Wealth Management and Insurance segments, including customer support and operations personnel. We also lease office space for regional headquarters in the Cleveland, Ohio, Baltimore, Maryland, and Raleigh, Charlotte and Greensboro, North Carolina markets. In Hermitage, Pennsylvania, we continue to maintain administrative offices, as well as offices for personnel of the Community Banking and Wealth Management segments, in a six-story office building, and a data processing and technology center in a two-story office building, both of which are owned by us. Additionally, we lease other office space in Harrisburg and Hermitage, Pennsylvania, and in Raleigh, North Carolina which houses various support departments.

The operating leases for the branches/retail offices of the Community Banking segment expire at various dates through the year 2051 and generally include options to renew. We have other operating leases that have not commenced, including the lease, with a related party, of the future new FNB headquarters building in Pittsburgh, Pennsylvania. During 2023, several floors of the FNB headquarters building have been made available to FNB for the purpose of constructing our office spaces, and we commenced the lease of those floors. For additional information regarding the lease commitments, see Note 11, "Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Following is a table that shows the branches/retail offices, by state, and the branches/retail offices owned and leased for the Community Banking segment:

December 31, 2023	Community Banking
Pennsylvania	184
Ohio	27
Maryland	31
West Virginia	2
North Carolina	93
South Carolina	6
Washington, D.C.	1
Virginia	2
Total number of branches/retail offices	346
Total branches/retail offices owned	192
Total branches/retail offices leased	154

ITEM 3.   LEGAL PROCEEDINGS

We are involved in various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. These claims result from ordinary business activities relating to our current and/or former operations. Although the ultimate outcome for any asserted claim cannot be predicted with certainty, we believe that we have valid defenses for all asserted claims. In accordance with applicable accounting guidance, when a loss is considered probable and reasonably estimable, we, in conjunction with internal and outside counsel handling the matter, record a liability in the amount of our best estimate for the ultimate loss. We continue to monitor the matter for further developments that could affect the amount of the accrued liability that has previously been established.

Litigation expense represents a key area of judgment and is subject to uncertainty and factors outside of our control. Significant judgment is required in making these estimates and our financial liabilities may ultimately be more or less than the current estimate.

The information required by this Item is set forth in the "Other Legal Proceedings" discussion in Note 17, "Commitments, Credit Risk and Contingencies" in the Notes to the Consolidated Financial Statements, which is included in Item 8 of this Report, and which is incorporated herein by reference in response to this Item.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The name, age and principal occupation for each of our executive officers as of January 31, 2024 are set forth below:

Name	Age	Principal Occupation
Vincent J. Delie, Jr.	59	Chairman, President and Chief Executive Officer
Vincent J. Calabrese, Jr.	61	Chief Financial Officer
Gary L. Guerrieri	63	Chief Credit Officer
James G. Orie	65	Chief Legal Officer and Corporate Secretary
James L. Dutey	50	Corporate Controller and Principal Accounting Officer
David B. Mitchell, II	66	Chief Wholesale Banking Officer
Barry C. Robinson	60	Chief Consumer Banking Officer

There are no family relationships among any of the above executive officers, and there is no arrangement or understanding between any of the above executive officers and any other person pursuant to which he was selected as an officer. The executive officers are elected by our Board of Directors, subject in certain cases to the terms of an employment agreement between the officer and us.

PART II.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE under the symbol "FNB." As of January 31, 2024, there were 14,596 holders of record of our common stock. In April 2022, our Board of Directors authorized an additional $150 million available to repurchase shares of our common stock, bringing the total amount authorized for repurchase to $300 million.

The information required by this Item 5 with respect to securities authorized for issuance under equity compensation plans is set forth in Part III, Item 12 of this Report.

We did not purchase any of our own equity securities during the fourth quarter of 2023.

STOCK PERFORMANCE GRAPH

Comparison of Total Return on F.N.B. Corporation's Common Stock with Certain Averages

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on our common stock (♦), the S&P MidCap 400 Index (■), KBW NASDAQ Regional Banking Index (▲) and Russell 1000 Index (●). This stock performance graph assumes $100 was invested on December 31, 2018, and the cumulative return is measured as of each subsequent fiscal year end.

F.N.B. Corporation Five-Year Stock Performance
Total Return, Including Stock and Cash Dividends



Source: S & P Global Market Intelligence

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MD&A represents an overview of and highlights material changes to our financial condition and consolidated results of operations. This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes presented in Item 8 of this Report. Results of operations for the periods included in this review are not necessarily indicative of results to be obtained during any future period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report may contain statements regarding our outlook for earnings, revenues, expenses, tax rates, capital and liquidity levels and ratios, asset quality levels, financial position and other matters regarding or affecting our current or future business and operations. These statements can be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve various assumptions, risks and uncertainties which can change over time. Actual results or future events may be different from those anticipated in our forward-looking statements and may not align with historical performance and events. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance upon such statements. Forward-looking statements are typically identified by words such as "believe," "plan," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "will," "should," "project," "goal," and other similar words and expressions. We do not assume any duty to update forward-looking statements, except as required by federal securities laws.

Our forward-looking statements are subject to the following principal risks and uncertainties:

- Our business, financial results and balance sheet values are affected by business, economic and political circumstances, including, but not limited to: (i) developments with respect to the U.S. and global financial markets; (ii) supervision, regulation, enforcement and other actions by several governmental agencies, including the FRB, FDIC, FSOC, DOJ, CFPB, UST, OCC and HUD, state attorney generals and other governmental agencies whose actions may affect, among other things, our consumer and mortgage lending and deposit practices, capital structure, investment practices, dividend policy, annual FDIC insurance premium assessment and growth, money supply, market interest rates or otherwise affect business activities of the financial services industry; (iii) a slowing of the U.S. economy in general and regional and local economies within our market area; (iv) inflation concerns; (v) the impacts of tariffs or other trade policies of the U.S. or its global trading partners; and (vi) the sociopolitical environment in the U.S.

- Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of systems and controls, third-party insurance, derivatives, and capital management techniques, and to meet evolving regulatory capital and liquidity standards.

- Competition can have an impact on customer acquisition, growth and retention, and on credit spreads, deposit gathering and product pricing, which can affect market share, loans, deposits and revenues. Our ability to anticipate, react quickly and continue to respond to technological changes and significant adverse industry and economic events can also impact our ability to respond to customer needs and meet competitive demands.

- Business and operating results can also be affected by difficult to predict uncertainties, such as widespread natural and other disasters, wars, pandemics, including post-pandemic return to normalcy, global events and geopolitical instability, including the Ukraine-Russia conflict, and the emerging military conflict in Israel and Gaza, shortages of labor, supply chain disruptions and shipping delays, terrorist activities, system failures, security breaches, significant political events, cyber-attacks, international hostilities or other extraordinary events which are beyond our control and may significantly impact the U.S. or global economy and financial markets generally, or us or our counterparties, customers or third-party vendors specifically.

- Legal, regulatory and accounting developments could have an impact on our ability to operate and grow our businesses, financial condition, results of operations, competitive position, and reputation. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and the ability to attract and retain talent. These developments could include:
  - Policies and priorities of the current U.S. presidential administration, including legislative and regulatory reforms, more aggressive approaches to supervisory or enforcement priorities with consumer and antidiscrimination lending laws by the federal banking regulatory agencies and the DOJ, changes affecting oversight of the financial services industry, regulatory obligations or restrictions, consumer protection, taxes,

employee benefits, compensation practices, pension, bankruptcy and other industry aspects, and changes in accounting policies and principles.

- ◦ Ability to continue to attract, develop and retain key talent.

- ◦ Changes to regulations or accounting standards governing bank capital requirements, loan loss reserves and liquidity standards.

- ◦ Changes in monetary and fiscal policies, including interest rate policies and strategies of the FOMC.

- ◦ Unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or inquiries. These matters may result in monetary judgments or settlements, enforcement actions or other remedies, including fines, penalties, restitution or alterations in our business practices, including financial and other types of commitments, and in additional expenses and collateral costs, and may cause reputational harm to FNB.

- ◦ Results of the regulatory examination and supervision process, including our failure to satisfy requirements imposed by the federal bank regulatory agencies or other governmental agencies.

- ◦ Business and operating results are affected by our ability to effectively identify and manage risks inherent in our businesses, including, where appropriate, through effective use of policies, processes, systems and controls, third-party insurance, derivatives, and capital and liquidity management techniques.

- ◦ The impact on our financial condition, results of operations, financial disclosures and future business strategies related to the impact on the ACL due to changes in forecasted macroeconomic conditions as a result of applying the "current expected credit loss" accounting standard, or CECL.

- ◦ A failure or disruption in or breach of our operational or security systems or infrastructure, or those of third parties, including as a result of cyber-attacks or campaigns.

- ◦ Increased funding costs and market volatility due to market illiquidity and competition for funding.

We caution that the risks identified here are not exhaustive of the types of risks that may adversely impact us and actual results may differ materially from those expressed or implied as a result of these risks and uncertainties, including, but not limited to, the risk factors and other uncertainties described under Item 1A. Risk Factors and the Risk Management sections in this Annual Report on Form 10-K (including the MD&A section), our subsequent 2024 Quarterly Reports on Form 10-Q (including the risk factors and risk management discussions) and our other subsequent filings with the SEC, which are available on our corporate website at https://www.fnb-online.com/about-us/investor-information/reports-and-filings or the SEC's website at www.sec.gov. We have included our web address as an inactive textual reference only. Information on our website is not part of our SEC filings.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance with GAAP. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. These estimates, assumptions and judgments are based on information available as of the date of the Consolidated Financial Statements; accordingly, as this information changes, the Consolidated Financial Statements could reflect different estimates, assumptions and judgments. Certain policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by FNB are presented in Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how we value significant assets and liabilities in the Consolidated Financial Statements, how we determine those values and how we record transactions in the Consolidated Financial Statements.

Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the Consolidated Financial Statements. Management currently views the determination of the ACL, fair value of financial instruments, goodwill and other intangible assets, and income taxes and DTAs to be critical accounting policies.

Allowance for Credit Losses

The ACL is a valuation account that is deducted from the amortized cost basis of loans and leases resulting in the net amount expected to be collected. We charge off loans against the ACL in accordance with our policies or if a loss-confirming event occurs. Expected recoveries do not exceed the aggregate of the amounts previously charged-off and expected to be charged-off. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation: a third-party macroeconomic forecast scenario; a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and the historical through-the-cycle default mean calculated using an expanded period to include a prior recessionary period. Adjustments are made to the calculation of expected losses to address differences in current loan-specific risk characteristics such as differences in lending policies and procedures, underwriting standards, experience and depth of relevant personnel, the quality of our credit review function, concentrations of credit, external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors. Such factors are used to adjust the quantitative output based on historical probabilities of default and severity of loss so that they reflect management's expectation of future conditions based on a R&S forecast. To the extent the lives of the loans in the portfolio extend beyond the period for which a R&S forecast can be made, the model reverts over 12 months on a straight-line basis back to the historical rates of default and severity of loss over the remaining life of the loans.

Determining the appropriateness of the ACL is complex and requires significant management judgment about the effect of matters that are inherently uncertain. Due to those significant management judgments and the factors included in the calculation, significant changes to the ACL level could occur in future periods.

The Provision for Credit Losses section in the Results of Operations includes a discussion of the factors affecting changes in the ACL during the current period. See Note 1, "Summary of Significant Accounting Policies" and Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements for further information on the ACL.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and determine fair value disclosures. Additionally, from time to time we may be required to record at fair value other assets on a non-recurring basis, such as loans held for sale, certain impaired loans, MSRs, OREO and certain other assets. The accounting guidance for fair value measurements includes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Judgment is required to determine which level of the three-level hierarchy certain assets or liabilities measured at fair value are classified.

Fair value represents the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. We use significant and complex estimates, assumptions and judgments when certain assets and liabilities are required to be recorded at or adjusted to fair value. Where available, fair value and information used to record valuation adjustments for certain assets or liabilities is based on either quoted market prices or are provided by independent third-party sources, including appraisers and valuation specialists. When such third-party information is not available, we may estimate fair value by using cash flow and other financial modeling techniques. Our assumptions about what a market participant would use in pricing an asset or liability is developed based on the best information available in the circumstances. These estimates are inherently subjective and can result in significant changes in the fair value estimates over the life of the asset or liability. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility.

See Note 1, "Summary of Significant Accounting Policies" and Note 26, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for further discussion of accounting for financial instruments.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and other identifiable intangible assets on our Consolidated Balance Sheets. Goodwill represents the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Our recorded goodwill relates to value inherent in our Community Banking, Wealth Management and Insurance segments.

The value of goodwill and other identifiable intangibles is dependent upon our ability to provide high quality, cost-effective services in the face of competition. As such, these values are supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or our inability to deliver cost-effective services over sustained periods can lead to impairment in value, which could result in additional expense and adversely impact earnings in future periods.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform annual impairment testing during the fourth quarter, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

In connection with the preparation of the year-end 2023 financial statements, we completed our annual goodwill impairment test as of October 1, 2023. No impairment was identified in any of our reporting units. We also performed a qualitative analysis through year-end and concluded that it was not more-likely-than-not that the fair value of one or more of our reporting units was below its respective carrying amount, and therefore no triggering event has occurred, as of December 31, 2023.

Inputs and assumptions used in estimating fair value include projected future cash flows, discount rates reflecting the risk inherent in future cash flows, long-term growth rates, anticipated cost savings and an evaluation of market comparables and recent transactions. Goodwill assessments are highly sensitive to economic projections and the related assumptions and estimates used by management. In the event of a prolonged economic downturn or deterioration in the economic outlook, interim quantitative assessments of our goodwill balance could be required in future periods. Any impairment charge would not directly affect our capital ratios, tangible common equity, tangible book value per share or liquidity position.

See Note 1, "Summary of Significant Accounting Policies" and Note 10, "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements for further discussion of accounting for goodwill and other intangible assets.

Income Taxes and Deferred Tax Assets

We are subject to the income tax laws of federal, state and other taxing jurisdictions where we conduct business. The laws are complex and subject to different interpretations by the taxpayer and various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex tax statutes, related regulations and case law. In the process of preparing our tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the taxing authorities or based on management's ongoing assessment of the facts and evolving case law.

We determine deferred income taxes using the balance sheet method. Under this method, the net DTA or DTL is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes the effect of enacted changes in tax rates and laws in the period in which they occur. That effect would be included in income in the reporting period that includes the enactment date of the change. See the Results of Operations, Income Taxes section later in this MD&A for further tax-related discussion.

On a quarterly basis, management assesses the reasonableness of our effective tax rate based on management's current best estimate of pretax earnings and the applicable taxes for the full year. DTAs and DTLs are assessed on an annual basis, or sooner, if business events or circumstances warrant. DTAs represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, and from operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies.

We establish a valuation allowance when it is more likely than not that we will not be able to realize a benefit from our DTAs, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable DTAs.

See Note 1, "Summary of Significant Accounting Policies" and Note 20, "Income Taxes" in the Notes to Consolidated Financial Statements for further discussion of accounting for income taxes.

Recent Accounting Pronouncements and Developments

Note 2, "New Accounting Standards" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report, discusses new accounting pronouncements adopted by us in 2023 and the expected impact of accounting pronouncements recently issued but not yet required to be adopted.

USE OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

To supplement our Consolidated Financial Statements presented in accordance with GAAP, we use certain non-GAAP financial measures, such as operating net income available to common stockholders, operating earnings per diluted common share, return on average tangible common equity, operating return on average tangible common equity, return on average tangible assets, tangible book value per common share, the ratio of tangible equity to tangible assets, the ratio of tangible common equity to tangible assets, net loan charge-offs, excluding an isolated commercial loan charge-off due to alleged fraud to total average loans and leases, operating non-interest income, operating non-interest expense, efficiency ratio and net interest margin (FTE) to provide information useful to investors in understanding our operating performance and trends, and to facilitate comparisons with the performance of our peers. Management uses these measures internally to assess and better understand our underlying business performance and trends related to core business activities. The non-GAAP financial measures and key performance indicators we use may differ from the non-GAAP financial measures and key performance indicators other financial institutions use to assess their performance and trends.

These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. When non-GAAP financial measures are disclosed, the SEC's Regulation G requires: (i) the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and (ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Reconciliations of non-GAAP operating measures to the most directly comparable GAAP financial measures are included later in this report under the heading "Reconciliations of Non-GAAP Financial Measures and Key Performance Indicators to GAAP".

Management believes items such as merger expenses, FDIC special assessment, realized loss on securities restructuring, valuation allowance on auto loans held-for-sale, initial provision for non-PCD loans acquired and branch consolidation costs are not organic to run our operations and facilities. These items are considered significant items impacting earnings as they are deemed to be outside of ordinary banking activities. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction.

To facilitate peer comparisons of net interest margin and efficiency ratio, we use net interest income on a taxable-equivalent basis in calculating net interest margin by increasing the interest income earned on tax-exempt assets (loans and investments) to make it fully equivalent to interest income earned on taxable investments (this adjustment is not permitted under GAAP). Taxable-equivalent amounts for 2023, 2022 and 2021 were calculated using a federal statutory income tax rate of 21%.

OVERVIEW

FNB, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2023, we had 346 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia. We provide a full range of commercial banking, consumer banking, insurance and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

FINANCIAL SUMMARY

For the full year of 2023, net income available to common stockholders was $476.8 million, or $1.31 per diluted common share. Comparatively, full-year 2022 net income available to common stockholders totaled $431.1 million, or $1.22 per diluted common share. On an operating basis, full-year 2023 earnings per diluted common share (non-GAAP) was $1.57, excluding $116.2 million (pre-tax) of significant items impacting earnings. Operating earnings per diluted common share (non-GAAP) for the full year of 2022 was $1.40, excluding $80.8 million (pre-tax) of significant items impacting earnings.

The beginning of 2023 started with the banking industry disruption caused by the Silicon Valley Bank and Signature Bank failures. We were well-positioned to meet the needs of our customers and communities through those challenges given our strategic focus to maintain a diversified and granular deposit base, conservative and prudent balance sheet management for the long-term, and sound risk management policies and governance as we achieved full year operating earnings per diluted common share (non-GAAP) totaling a record $1.57, record revenue of $1.6 billion and tangible book value per common share (non-GAAP) growth of $1.20, or 14.5%, year-over-year, to an all-time high of $9.47. Total average deposits grew $568.3 million, or 1.7%, and we ended the year with approximately 78% of total deposits insured by the FDIC or collateralized.

As part of our strategy to optimize the balance sheet and improve future earnings, in the fourth quarter of 2023, we completed the sale of $648.7 million of AFS investment securities and transferred $355 million of indirect auto loans to held-for-sale as part of our ongoing proactive balance sheet management strategy. The sale of AFS investment securities resulted in a realized loss (pre-tax) of $67.4 million. We reinvested proceeds from the sale of those investment securities with an average yield of 1.08% into investment securities with yields approximately 350 basis points higher with a similar duration and convexity profile. The transfer of the indirect auto loans to held-for-sale resulted in a negative valuation allowance impact of $16.7 million (pre-tax) recognized in other non-interest expense due primarily to changes in interest rates from time of origination. The sale of these loans closed in February 2024 with the proceeds used to repay borrowings that have a similar yield to the sold loans. The transfer to held-for-sale benefited the loan-to-deposit ratio by approximately 100 basis points. The cumulative impact of these balance sheet actions has a tangible book value earn back period of less than one year, versus an earn-back period of five years for a stock buyback, an alternative use of capital, and significantly higher earnings accretion from the repositioned investment securities yields. We also announced the February 2024 redemption of all $110 million of Series E preferred stock.

Income Statement Highlights (2023 compared to 2022)

- Record total revenue of $1.6 billion, an increase of $127.5 million, or 8.8%, led to net income available to common stockholders of $476.8 million, an increase of $45.7 million, or 10.6%, and operating net income available to common stockholders (non-GAAP) of $568.6 million, an increase of $73.7 million, or 14.9%.

- Earnings per diluted common share was $1.31, compared to $1.22, an increase of 7.4%.

- Operating earnings per diluted common share (non-GAAP) was $1.57, compared to $1.40, an increase of 12.1%.

- Net interest income was $1.3 billion, compared to $1.1 billion, up 17.6%, primarily due to the benefit of growth in earning assets, the impact from the higher interest rate environment and deposit growth accompanied by prudent management of deposit betas.

- Net interest margin (FTE) (non-GAAP) increased 32 basis points to 3.35% from 3.03%. The FOMC raised the target federal funds rate by a total of 100 basis points in 2023. The yield on earning assets (non-GAAP) increased 153 basis points to 5.00%, primarily reflecting higher yields on loans, investment securities and interest-bearing deposits with banks due to the impact of the higher interest rate environment. The cost of funds increased 127 basis points to 1.73% due to the costs of interest-bearing deposits increasing 164 basis points to 2.13%, short-term borrowings increasing 203 basis points and long-term debt increasing 110 basis points primarily from the August 2022 offering of $350 million in senior notes, partially offset by the maturity of $300 million in 2.20% fixed-rate senior notes in February of 2023.

- The provision for credit losses totaled $71.8 million, compared to $64.2 million which included $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions in 2022. The provision for credit losses for 2023 was primarily due to loan growth, the previously disclosed $31.9 million isolated commercial loan that was charged off in the third quarter of 2023 due to alleged fraud and other charge-off activity.

- Non-interest income was $254.3 million, decreasing $69.2 million, or 21.4%, compared to $323.6 million, primarily due to a $67.4 million realized loss (pre-tax) on investment securities restructuring. On an operating basis (non-GAAP), non-interest income totaled $321.7 million, when adjusting for the investment securities restructuring and decreases in service charges, capital markets income and other non-interest income, partially offset by an increase in wealth management revenues, interchange and card transaction fees and dividends on non-marketable equity securities.

- Non-interest expense was $915.4 million, compared to $826.4 million. Excluding significant items totaling $48.8 million in 2023 and $52.3 million in 2022, operating non-interest expense (non-GAAP) increased $92.5 million, or 11.9%. Salaries and employee benefits increased $35.4 million, or 8.3%, due to normal merit increases, production-related commissions and the addition of the acquired Union expense base. Occupancy and equipment increased $17.2 million, or 11.9%, primarily from technology-related investments.

- FDIC insurance expense of $60.8 million included a $29.9 million FDIC special assessment. The special assessment was considered a significant item impacting earnings as it reflected replenishment of the FDIC's DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank.

- The efficiency ratio (non-GAAP) remained at a favorable level of 51.2%, compared to 52.1%.

- Income tax expense decreased $14.8 million, or 13.1%. The effective tax rate was 16.9%, compared to 20.6%, primarily due to renewable energy investment tax credits recognized in 2023 as part of a solar project financing transaction originated by our commercial leasing business.

- Return on average tangible common equity ratio (non-GAAP) was 15.5%, compared to 15.3%.

Balance Sheet Highlights (period-end balances, 2023 compared to 2022, unless otherwise indicated)

- Total assets were $46.2 billion, compared to $43.7 billion, an increase of $2.4 billion, or 5.6%, primarily from organic growth in loans.

- Average loans totaled $31.4 billion, an increase of $3.5 billion, or 12.7%, due to healthy organic growth across our footprint, as well as adding the Union loans to portfolio balances. Growth in average commercial loans totaled $1.9 billion, or 10.7%, including growth of $1.0 billion, or 9.3%, in commercial real estate and $793.7 million, or 12.2%, in commercial and industrial loans. Growth in total average consumer loans totaled $1.6 billion, or 16.5%, and was due to an increase in residential mortgage loans of $1.4 billion, or 31.3%, indirect installment loans of $134.8 million, or 9.8%, and direct home equity installment loans of $68.6 million, or 2.6%.

- Total average investment securities were $7.2 billion, compared to $7.1 billion, an increase of $14.1 million, or 0.2%.

- Total average deposits grew $568.3 million, or 1.7%, led by an increase in average time deposits of $2.2 billion, or 72.3%, offset by declines of $739.2 million, or 6.4% in non-interest-bearing deposits, $655.3 million, or 4.4%, in interest-bearing demand deposits and $209.4 million, or 5.3%, in savings deposits. The increase in average time deposits offset the decline in other deposit categories as customers continue to migrate deposit balances into higher-yielding deposit products.

- The ratio of loans to deposits was 93.1%, compared to 87.0%, as loan growth outpaced deposit growth on a year-over-year basis.

- The ratio of non-performing loans plus OREO to total loans and lease plus OREO decreased 5 basis points to 0.34%. Total delinquency decreased 1 basis point to 0.70%, compared to 0.71%. Both measures continue to remain at historically low levels.

- Net charge-offs totaled $67.7 million, or 0.22% of total average loans, compared to $16.2 million, or 0.06%. Excluding the previously mentioned charge-off, net charge-offs would have been $35.9 million, or 0.11% of total average loans (non-GAAP), remaining at historically low levels.

- The dividend payout ratio for 2023 was 36.5%, compared to 39.5%.

- During 2023, we repurchased nearly 3.1 million shares of our common stock at a weighted average share price of $11.61 for $36.5 million. There currently is $139.1 million of the authorized amount remaining for future repurchase activity.

- The ratio of the ACL to total loans and leases was 1.25%, compared to 1.33%, reflecting net loan growth and charge-off activity. The ACL on loans and leases totaled $406 million at December 31, 2023, compared to $402 million with the increase reflecting net loan growth.

- Tangible book value per common share (non-GAAP) of $9.47 increased 14.5% from year-end 2022. AOCI reduced the tangible book value per common share (non-GAAP) by $0.65 as of December 31, 2023, compared to $0.99 at the end of 2022, primarily due to the impact of higher interest rates on the fair value of AFS securities.

- The CET1 regulatory capital ratio was 10.04%, benefiting from retained earnings growth, compared to 9.82%.

TABLE 1

Year-to-Date Results Summary	2023	2022
Reported results		
Net income available to common stockholders (millions)	$ 476.8	$ 431.1
Net income per diluted common share	1.31	1.22
Book value per common share (period-end)	16.56	15.39
Operating results (non-GAAP)		
Operating net income available to common stockholders (millions)	$ 568.6	$ 494.9
Operating net income per diluted common share	1.57	1.40
Average diluted common shares outstanding (thousands)	362,898	354,052
Significant items impacting earnings [(1)] (millions)		
Pre-tax merger-related expenses	$ (2.2)	$ (45.3)
After-tax impact of merger-related expenses	(1.8)	(35.8)
Pre-tax provision expense related to acquisitions	—	(28.5)
After-tax impact of provision expense related to acquisitions	—	(22.5)
Pre-tax branch consolidation costs	—	(7.0)
After-tax impact of branch consolidation costs	—	(5.5)
Pre-tax FDIC assessment	(29.9)	—
After-tax impact of FDIC assessment	(23.7)	—
Pre-tax loss on securities restructuring	(67.4)	—
After-tax loss on securities restructuring	(53.2)	—
Pre-tax valuation allowance on auto loans held-for-sale	(16.7)	—
After-tax valuation allowance on auto loans held-for-sale	(13.2)	—
Total significant items pre-tax	$ (116.2)	$ (80.8)
Total significant items after-tax	$ (91.9)	$ (63.8)
Capital measures		
Common equity tier 1	10.04 %	9.82 %
Tangible common equity to tangible assets (period-end) (non-GAAP)	7.79	7.24
Tangible book value per common share (period-end) (non-GAAP)	$ 9.47	$ 8.27

(1) Favorable (unfavorable) impact on earnings

Industry Developments

BANKING INDUSTRY DISRUPTION

During the second week of March 2023, Silicon Valley Bank failed and was taken over by federal regulators. The size of the bank, being over $200 billion in assets, made it the second largest U.S. bank to ever fail. Subsequently, that week, Signature Bank with assets over $100 billion, was also closed by federal regulators. On May 1, 2023, it was announced that First Republic Bank was another bank closed by federal regulators. While these failures were idiosyncratic in nature, these events called into question the stability of the entire banking sector and sparked customer fears of potential loss of deposit balances exceeding the FDIC's $250,000 insurance limit.

While the high-profile bank failures had a diminishing effect on public confidence of the banking system, the federal government took mitigating action. To strengthen public confidence, the federal government announced that all depositors of Silicon Valley Bank and Signature Bank would be protected with any losses to the DIF recovered by a special assessment on banks. We recognized the special assessment of $29.9 million in non-interest expense in the fourth quarter of 2023. In addition to those actions, the FRB made available additional funding to eligible depository institutions to help assure banks the ability to meet the needs of all their depositors. This action bolstered the capacity of the banking system to safeguard deposits and ensure the ongoing provision of money and credit to the economy.

The additional funding was made available through the creation of a new Bank Term Funding Program (BTFP), offering loans of up to one year in length to banks, savings associations, credit unions and other eligible depository institutions pledging U.S. Treasuries, agency debt and mortgage-backed securities and other qualifying assets as collateral. These assets are valued at par. The BTFP is an additional source of liquidity against high-quality securities, eliminating an institution's need to quickly sell those securities in times of stress. Advances can be requested under the BTFP until March 11, 2024. As of December 31, 2023, we have not participated in this program. Additionally, our total deposit balances have remained stable as a result of our granular deposit base with our average customer deposit account balance at approximately $30,000 (below the peer median) and our median consumer deposit account balance at approximately $5,600 as of December 31, 2023. FDIC-insured or collateralized deposits represented approximately 78% of our total deposits at December 31, 2023, which was higher than our peer median (based on peer data as of September 30, 2023) and we had ample liquidity to fund up to an estimated 146% of our uninsured and non-collateralized deposits.

RESULTS OF OPERATIONS

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net income available to common stockholders was $476.8 million or $1.31 per diluted common share, compared to net income available to common stockholders of $431.1 million or $1.22 per diluted common share. Operating earnings per diluted common share (non-GAAP) was $1.57 compared to $1.40. The results for 2023 included net interest income of $1.3 billion, a 17.6% increase, driven by strong earning asset growth and a higher interest rate environment, provision for credit losses of $71.8 million, including $31.9 million in provision for the previously disclosed commercial loan fully charged-off during the third quarter of 2023 due to alleged fraud, the sale of $648.7 million in AFS investment securities resulting in a realized loss (pre-tax) of $67.4 million, $29.9 million of FDIC special assessment expense, a negative valuation allowance of $16.7 million (pre-tax) on auto loans held-for-sale and $2.2 million of merger-related expenses. In comparison, the results for 2022 included provision for credit losses of $64.2 million including $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions, the impact of $7.0 million of branch consolidation expenses and $45.3 million of merger-related expenses.

The major categories of the Consolidated Statements of Income and their respective impact to the increase (decrease) in net income are presented in the following table:

TABLE 2

(in thousands, except per share data)	Year Ended December 31 2023	Year Ended December 31 2022	$ Change	% Change
Net interest income	$ 1,316,504	$ 1,119,780	$ 196,724	17.6 %
Provision for credit losses	71,754	64,206	7,548	11.8
Non-interest income	254,332	323,553	(69,221)	(21.4)
Non-interest expense	915,436	826,392	89,044	10.8
Income taxes	98,795	113,626	(14,831)	(13.1)
Net income	484,851	439,109	45,742	10.4
Less: Preferred stock dividends	8,041	8,041	—	—
Net income available to common stockholders	$ 476,810	$ 431,068	$ 45,742	10.6 %
Earnings per common share – Basic	$ 1.32	$ 1.23	$ 0.09	7.3 %
Earnings per common share – Diluted	1.31	1.22	0.09	7.4
Cash dividends per common share	0.48	0.48	—	—

The following table presents selected financial ratios and other relevant data used to analyze our performance:

TABLE 3

Year Ended December 31	2023	2022
Return on average equity	8.29 %	8.02 %
Return on average tangible common equity [1]	15.45	15.31
Return on average assets	1.09	1.05
Return on average tangible assets [1]	1.19	1.14
Book value per common share	$ 16.56	$ 15.39
Tangible book value per common share [1]	9.47	8.27
Equity to assets	13.11 %	12.93 %
Average equity to average assets	13.12	13.05
Common equity to assets	12.88	12.68
Tangible equity to tangible assets [1]	8.03	7.50
Tangible common equity to tangible assets [1]	7.79	7.24
Common equity tier 1 capital ratio	10.04	9.82
Dividend payout ratio	36.51	39.54

(1) Non-GAAP

The following table provides information regarding the average balances and yields earned on interest-earning assets (non-GAAP) and the average balances and rates paid on interest-bearing liabilities:

TABLE 4

						Year Ended December 31					
	2023			**2022**			**2021**				
(dollars in thousands)	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**		
Assets											
Interest-earning assets:											
Interest-bearing deposits with banks	$ 1,053,176	$ 40,860	3.88 %	$ 2,174,415	$ 24,005	1.10 %	$ 2,723,493	$ 3,732	0.14 %		
Federal funds sold	—	—	—	500	29	5.81	—	—	—		
Taxable investment securities [1]	6,099,052	148,374	2.43	6,126,544	115,956	1.89	5,131,473	85,633	1.67		
Tax-exempt investment securities [1][2]	1,052,416	36,476	3.46	1,010,819	34,508	3.41	1,091,130	37,408	3.43		
Loans held for sale	131,985	9,496	7.19	189,360	8,151	4.30	227,181	8,276	3.64		
Loans and leases [2][3]	31,372,574	1,749,786	5.58	27,829,166	1,113,593	4.00	25,075,559	880,609	3.51		
Total interest-earning assets [2]	39,709,203	1,984,992	5.00	37,330,804	1,296,242	3.47	34,248,836	1,015,658	2.97		
Cash and due from banks	435,271			429,741			386,648				
Allowance for credit losses	(409,342)			(377,252)			(363,462)				
Premises and equipment	456,844			405,023			338,644				
Other assets	4,417,627			4,166,392			3,992,426				
Total assets	$ 44,609,603			$41,954,708			$ 38,603,092				
Liabilities											
Interest-bearing liabilities:											
Deposits:											
Interest-bearing demand	$ 14,296,571	283,914	1.99	$14,951,905	78,599	0.53	$ 13,866,846	18,676	0.13		
Savings	3,766,920	37,338	0.99	3,976,285	8,512	0.21	3,442,809	664	0.02		
Certificates and other time	5,176,674	173,680	3.36	3,004,482	21,410	0.71	3,208,586	27,875	0.87		
Total interest-bearing deposits	23,240,165	494,932	2.13	21,932,672	108,521	0.49	20,518,241	47,215	0.23		
Short-term borrowings	2,075,751	77,883	3.75	1,427,361	24,535	1.72	1,660,070	26,675	1.61		
Long-term borrowings	1,685,554	83,332	4.94	836,154	32,118	3.84	924,090	24,344	2.63		
Total interest-bearing liabilities	27,001,470	656,147	2.43	24,196,187	165,174	0.68	23,102,401	98,234	0.43		
Non-interest-bearing demand	10,900,280			11,639,499			10,090,117				
Total deposits and borrowings	37,901,750		1.73	35,835,686		0.46	33,192,518		0.30		
Other liabilities	856,771			643,179			377,386				
Total liabilities	38,758,521			36,478,865			33,569,904				
Stockholders' equity	5,851,082			5,475,843			5,033,188				
Total liabilities and stockholders' equity	$ 44,609,603			$41,954,708			$ 38,603,092				
Net interest-earning assets	$ 12,707,733			$13,134,617			$ 11,146,435				
Net interest income (FTE) [2]		1,328,845			1,131,068			917,424			
Tax-equivalent adjustment		(12,341)			(11,288)			(10,948)			
Net interest income		$1,316,504			$1,119,780			$ 906,476			
Net interest spread			2.57 %			2.79 %			2.54 %		
Net interest margin [2]			3.35 %			3.03 %			2.68 %		

(1) The average balances and yields earned on securities are based on historical cost.

(2) The interest income amounts are reflected on an FTE basis (non-GAAP), which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. The yield on earning assets and the net interest margin are presented on an FTE basis (non-GAAP). We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(3) Average loans and leases consist of average total loans, including non-accrual loans, less average unearned income.

Net Interest Income

Net interest income on an FTE basis (non-GAAP) of $1.3 billion increased $197.8 million, or 17.5%, from $1.1 billion as the higher interest rate environment benefited earning asset yields given the asset sensitive positioning of the balance sheet and higher yields on new loan originations, which was partially offset by the higher cost of interest-bearing deposits given that customer preferences are migrating toward higher yielding deposit products and the current competitive banking industry. Average interest-earning assets of $39.7 billion increased $2.4 billion, or 6.4%, primarily driven by an increase of $3.5 billion in average loans and leases which included organic loan origination activity and acquired Union loans offset by a decline in interest-bearing deposits with banks. Average interest-bearing liabilities of $27.0 billion increased $2.8 billion, or 11.6%, driven by an increase of $1.3 billion in average interest-bearing deposits which included organic growth in new and existing customer relationships and acquired Union deposits, and an increase in average borrowings of $1.5 billion. Our net interest margin FTE (non-GAAP) was 3.35%, compared to 3.03%, as the yield on earning assets increased 153 basis points to 5.00%, reflecting variable-rate loans that repriced upwards in 2023, as well as higher yields on new loan originations, investment securities and interest-bearing deposits with banks due to the impact of the higher interest rate environment. The total cost of funds increased 127 basis points to 1.73%, primarily due to a 164 basis point increase in interest-bearing deposit costs. The rates paid on short-term and long-term borrowings increased 203 and 110 basis points, respectively, due to the higher interest rate environment. Additionally, average non-interest-bearing deposits decreased $739.2 million, or 6.4% as customers shifted balances into higher yielding deposit products.

The following table provides certain information regarding changes in net interest income on an FTE basis (non-GAAP) attributable to changes in the average volumes and yields earned on interest-earning assets and the average volume and rates paid for interest-bearing liabilities for the periods indicated:

TABLE 5

(in thousands)	2023 vs 2022			2022 vs 2021		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income [1]						
Interest-bearing deposits with banks	$ (12,302)	$ 29,157	$ 16,855	$ (752)	$ 21,025	$ 20,273
Federal funds sold	(15)	(14)	(29)	15	14	29
Securities [2]	1,914	32,472	34,386	14,637	12,786	27,423
Loans held for sale	(2,672)	4,017	1,345	(1,004)	879	(125)
Loans and leases [2]	150,443	485,750	636,193	88,865	144,119	232,984
Total interest income [2]	137,368	551,382	688,750	101,761	178,823	280,584
Interest Expense [1]						
Deposits:						
Interest-bearing demand	(506)	205,821	205,315	1,021	58,902	59,923
Savings	3,537	25,289	28,826	91	7,757	7,848
Certificates and other time	47,577	104,693	152,270	(1,192)	(5,273)	(6,465)
Short-term borrowings	20,955	32,393	53,348	(3,747)	1,607	(2,140)
Long-term borrowings	39,254	11,960	51,214	(2,325)	10,099	7,774
Total interest expense	110,817	380,156	490,973	(6,152)	73,092	66,940
Net change [2]	$ 26,551	$ 171,226	$ 197,777	$ 107,913	$ 105,731	$ 213,644

[1] The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

[2] Interest income amounts are reflected on an FTE basis (non-GAAP) which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

Interest income on an FTE basis (non-GAAP) of $2.0 billion for 2023, increased $688.8 million or 53.1% from 2022, resulting from the interest rate increases by the FOMC and an increase in interest-earning assets of $2.4 billion. The increase in earning assets was primarily driven by a $3.5 billion, or 12.7%, increase in average loans, partially offset by a decrease of $1.1 billion, or 51.6%, in average interest-bearing deposits with banks. Growth in total average commercial loans included $1.0 billion, or 9.3%, in commercial real estate loans and an increase of $793.7 million, or 12.2%, in commercial and industrial loans driven by a combination of organic loan origination activity led by the Cleveland, Pittsburgh and South Carolina markets as well as adding the acquired Union loans. Average consumer loans increased $1.6 billion, or 16.5%, with an increase in residential mortgage loans of $1.4 billion, or 31.3%, reflecting adjustable-rate mortgages held in portfolio on the balance sheet and the continued success of the Physicians First mortgage program, which is a program that provides a bundled suite of specialized products to meet the personal and professional needs of physicians, dentists, veterinarians and other healthcare professionals. Additionally, indirect installment loans increased $134.8 million, or 9.8%, and direct home equity installment loans increased $68.6 million, or 2.6%, driven by organic loan origination activity throughout 2023. Additionally, the net increase in investment securities interest income was a result of replacing maturing securities with higher yielding securities, as the average total securities portfolio yield increased 48 basis points.

Interest expense of $656.1 million for 2023 increased $491.0 million, or 297.2%, from 2022 primarily due to the higher interest rate environment and an increase in average interest-bearing deposits. The growth in average deposits reflected solid organic growth in new and existing customer relationships and the additions from the Union acquisition. Average interest-bearing deposits increased $1.3 billion, or 6.0%, which reflects the benefit of solid organic growth in customer relationships and the acquired Union deposits. Average time deposits increased $2.2 billion, or 72.3%, as customer preferences had shifted given interest rate increases. Average short-term borrowings increased $648.4 million, or 45.4%, primarily due to an increase in short-term FHLB borrowings of $629.2 million. Average long-term borrowings increased $849.4 million, or 101.6%, primarily due to an increase of $857.0 million in long-term FHLB borrowings, as we have maintained additional liquidity following the banking industry disruption in early 2023. Additionally, senior debt decreased $29.8 million resulting from the issuance of $350 million in 5.150% fixed-rate senior notes during August 2022, partially offset by the maturity of $300 million in 2.20% fixed-rate senior notes in February 2023. The rate paid on interest-bearing liabilities increased 175 basis points to 2.43% for 2023, compared to 2022, as the cost of interest-bearing deposits increased 164 basis points from 0.49% to 2.13%. These increases were primarily due to increased deposit competition and market trends resulting from the interest rate actions taken by the FOMC and the industry disruption in early 2023, combined with the issuance of senior debt in August 2022, partially offset by the maturity in February of 2023.

Provision for Credit Losses

Provision for credit losses is determined based on management's estimates of the appropriate level of ACL needed to absorb probable life-of-loan losses in the loan and lease portfolio, after giving consideration to charge-offs and recoveries for the period. The following table presents information regarding the provision for credit loss expense and net charge-offs for the years 2021 through 2023:

TABLE 6

(dollars in thousands)	2023	2022	2023 vs 2022 $ Change	2023 vs 2022 % Change	2021	2022 vs 2021 $ Change	2022 vs 2021 % Change
Provision for credit losses on loans and leases	$ 71,607	$ 61,800	$ 9,807	16 %	$ (4,853)	$ 66,653	1,373 %
Provision for unfunded loan commitments	99	2,230	(2,131)	(96)	5,472	(3,242)	(59)
Total provision for credit losses on loans and leases	71,706	64,030	7,676	12	619	63,411	10,244
Provision for securities	48	176	(128)	(73)	10	166	1,660
Total provision for credit losses	$ 71,754	$ 64,206	$ 7,548	12 %	$ 629	$ 63,577	10,108 %
Net loan charge-offs	$ 67,755	$ 16,151	$ 51,604	320 %	$ 13,949	$ 2,202	16 %
Net loan charge-offs / total average loans and leases	0.22 %	0.06 %			0.06 %		

Provision for credit losses of $71.7 million during 2023 increased $7.5 million from 2022. The provision for credit losses in 2022 included $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions. The 2023 provision for credit losses was primarily due to loan growth, normal charge-off activity and $31.9 million in provision for the previously disclosed commercial loan that was fully charged-off during the third quarter of 2023 due to alleged fraud. Our non-performing loan coverage position remains strong at 378%. Net charge-offs of $67.7 million for 2023 increased $51.6 million from 2022. Excluding the previously mentioned charge-off, net charge-offs would have been $35.9 million, or 0.11% of total average loans (non-GAAP), remaining at historically low levels. The ACL was $405.6 million, an increase of $3.9 million, with the ratio of the ACL to total loans and leases decreasing 8 basis points to 1.25%, reflecting strong loan growth and the previously mentioned charge-off activity. For additional information relating to the allowance and provision for credit losses, refer to the Allowance for Credit Losses section of this MD&A.

Non-Interest Income

The breakdown of non-interest income for the years 2021 through 2023 is presented in the following table:

TABLE 7

(dollars in thousands)	2023	2022	2023 vs 2022 $ Change	2023 vs 2022 % Change	2021	2022 vs 2021 $ Change	2022 vs 2021 % Change
Service charges	$ 81,892	$ 86,895	$ (5,003)	(5.8)%	$ 73,779	$ 13,116	17.8 %
Interchange and card transaction fees	52,752	50,803	1,949	3.8	47,956	2,847	5.9
Trust services	42,490	39,033	3,457	8.9	37,370	1,663	4.5
Insurance commissions and fees	23,104	24,253	(1,149)	(4.7)	25,522	(1,269)	(5.0)
Securities commissions and fees	27,734	23,715	4,019	16.9	22,207	1,508	6.8
Capital markets income	27,103	35,295	(8,192)	(23.2)	36,812	(1,517)	(4.1)
Mortgage banking operations	20,692	20,646	46	0.2	37,355	(16,709)	(44.7)
Dividends on non-marketable equity securities	21,262	11,953	9,309	77.9	8,588	3,365	39.2
Bank owned life insurance	11,945	11,942	3	—	14,866	(2,924)	(19.7)
Net securities gains (losses)	(67,432)	48	(67,480)	n/m	193	(145)	(75.1)
Other	12,790	18,970	(6,180)	(32.6)	25,771	(6,801)	(26.4)
Total non-interest income	$ 254,332	$ 323,553	$(69,221)	(21.4)%	$ 330,419	$ (6,866)	(2.1)%

n/m - not meaningful

Total non-interest income of $254.3 million for 2023 decreased $69.2 million, or 21.4%, from $323.6 million in 2022. Excluding significant items totaling $67.4 million in 2023, operating non-interest income (non-GAAP) decreased $1.9 million, or 0.6%. The 2023 compared to 2022 variances in significant individual non-interest income items are further explained in the following paragraphs.

Service charges of $81.9 million decreased $5.0 million, or 5.8%, from $86.9 million, with strong treasury management services and higher customer activity largely offsetting the impact of overdraft practice changes that we implemented in the first quarter of 2023.

Trust services of $42.5 million increased $3.5 million, or 8.9%, from the same period of 2022, primarily driven by strong organic revenue production, as well as the market value of assets under management increasing $789.8 million, or 10.1%, to $8.6 billion at December 31, 2023 given overall market conditions.

Insurance commissions and fees of $23.1 million decreased $1.1 million, or 4.7%, from $24.3 million, with the reduction primarily driven by lower title insurance fees resulting from slowing mortgage demand in the current interest rate environment.

Securities commissions and fees of $27.7 million increased $4.0 million, or 16.9%, from $23.7 million, due to increased annuity sales activity, as the increasing interest rate environment provided attractive annuity rates, combined with revenue contributions across the geographic footprint, most notably in the Pittsburgh and Carolina regions.

Capital markets income of $27.1 million decreased $8.2 million, or 23.2%, from $35.3 million, reflecting increased contributions from international banking and debt capital markets offset by decreases in swap fees and syndications as commercial customer transactions have slowed in this macroeconomic environment.

Mortgage banking operations income of $20.7 million increased slightly by 0.2%, from $20.6 million. During 2023, we sold $1.0 billion of originated residential mortgage loans, a decrease of 10.9% compared to $1.1 billion for 2022. Rate volatility compressed gain on sale margins which were mostly offset by growing mortgage held for sale pipelines. Full year mortgage originations increased 4.4% from 2022. Net servicing income increased $3.5 million, or 60.6%, due to low prepayment speeds with rising rates and a larger servicing book. An impairment charge increased $2.7 million in 2023 from 2022.

Dividends on non-marketable equity securities of $21.3 million increased $9.3 million, or 77.9%, from $12.0 million, reflecting higher FHLB dividends due to additional borrowings and an increase in the average dividend rate.

We had net securities losses of $67.4 million primarily due to the sale of $648.7 million of AFS securities in the fourth quarter of 2023 as part of a balance sheet optimization strategy.

Other non-interest income was $12.8 million and $19.0 million for 2023 and 2022, respectively, due to other miscellaneous income fluctuations and from the decline in Small Business Investment Company (SBIC) funds income, reflecting normal fluctuations based on the performance of the underlying portfolio companies.

The following table presents non-interest income excluding significant items impacting earnings:

TABLE 8

(dollars in thousands)	2023	2022	Change	Change
Total non-interest income, as reported	$ 254,332	$ 323,553	$(69,221)	(21.4)%
Significant items:				
Loss on securities restructuring	67,354	—		
Total non-interest income, excluding significant items [(1)]	$ 321,686	$ 323,553	$ (1,867)	(0.6)%
(1) Non-GAAP				

Non-Interest Expense

The breakdown of non-interest expense for the years 2021 through 2023 is presented in the following table:

TABLE 9

(dollars in thousands)	2023	2022	2023 vs 2022 $ Change	2023 vs 2022 % Change	2021	2022 vs 2021 $ Change	2022 vs 2021 % Change
Salaries and employee benefits	$ 461,677	$ 426,237	$ 35,440	8.3 %	$ 418,328	$ 7,909	1.9 %
Net occupancy	70,802	68,189	2,613	3.8	58,368	9,821	16.8
Equipment	90,818	76,261	14,557	19.1	69,973	6,288	9.0
Amortization of intangibles	20,116	13,868	6,248	45.1	12,117	1,751	14.5
Outside services	83,885	72,961	10,924	15.0	70,553	2,408	3.4
Marketing	17,316	15,674	1,642	10.5	14,320	1,354	9.5
FDIC insurance	60,815	20,412	40,403	197.9	17,881	2,531	14.2
Bank shares and franchise taxes	13,609	13,954	(345)	(2.5)	12,629	1,325	10.5
Merger-related	2,215	45,259	(43,044)	(95.1)	1,764	43,495	2,466
Other	94,183	73,577	20,606	28.0	57,235	16,342	28.6
Total non-interest expense	**$ 915,436**	**$ 826,392**	**$ 89,044**	**10.8 %**	**$ 733,168**	**$ 93,224**	**12.7 %**

Total non-interest expense of $915.4 million for 2023 increased $89.0 million, or 10.8%, from $826.4 million in 2022. Excluding significant items totaling $48.8 million in 2023 and $52.3 million in 2022, operating non-interest expense (non-GAAP) increased $92.5 million, or 11.9%. The 2023 compared to 2022 variances in significant individual non-interest expense items are further explained in the following paragraphs.

Salaries and employee benefits of $461.7 million increased $35.4 million, or 8.3%, from $426.2 million, related to normal merit increases, production-related commissions and the addition of the acquired Union expense base. Our total full-time equivalent employees were 4,123 and 4,018 at December 31, 2023 and 2022, respectively.

Equipment expense of $161.6 million increased $17.2 million, or 11.9%, from $144.5 million, primarily from continued technology-related investments, the acquired Union expense base and the impact of the inflationary macroeconomic environment.

Amortization of intangibles of $20.1 million increased $6.2 million, or 45.1%, from the same period of 2022, primarily due to additional core deposit intangibles added as a result of our Union acquisition in December 2022.

Outside services increased $10.9 million, or 15.0%, with higher volume-related technology and third-party costs, including the impact of the inflationary macroeconomic environment.

FDIC insurance expense of $60.8 million increased $40.4 million, or 197.9%, primarily due to a $29.9 million FDIC special assessment to replenish the FDIC's DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank, as well as the previously announced FDIC assessment rate increase which was effective in the first quarter of 2023.

We recorded $2.2 million in merger-related costs in 2023 related to the Union acquisition compared to $45.3 million related to the Howard and Union acquisitions in 2022.

Other non-interest expense was $94.2 million and $73.6 million for 2023 and 2022, respectively, with the increase primarily driven by a $16.7 million valuation allowance on auto loans held-for-sale in 2023, resulting from changes in interest rates from time of origination in conjunction with our balance sheet optimization strategy. We had $2.8 million in branch consolidation costs in 2022 in other non-interest expense.

The following table presents non-interest expense excluding significant items impacting earnings:

TABLE 10

(dollars in thousands)	2023	2022	$ Change	% Change
Total non-interest expense, as reported	$915,436	$826,392	$ 89,044	10.8 %
Significant items:				
Branch consolidations	—	(7,016)	7,016	
Merger-related	(2,215)	(45,259)	43,044	
FDIC special assessment	(29,938)	—	(29,938)	
Valuation allowance on auto loans held-for-sale	(16,687)	—	(16,687)	
Total non-interest expense, excluding significant items [1]	$866,596	$774,117	$ 92,479	11.9 %

(1) Non-GAAP

Income Taxes

The following table presents information regarding income tax expense and certain tax rates:

TABLE 11

Year ended December 31 (dollars in thousands)	2023	2022	2021
Income tax expense	$ 98,795	$ 113,626	$ 98,496
Effective tax rate	16.9 %	20.6 %	19.6 %
Statutory federal tax rate	21.0	21.0	21.0

Our income tax expense for 2023 decreased $14.8 million, or 13.1% from 2022. The effective tax rate was 16.9% for 2023, compared to 20.6% for 2022, primarily due to the recording of renewable energy investment tax credits in 2023, offset slightly by higher pre-tax earnings in 2023. Effective tax rates are lower than the 21% federal statutory rate due to the tax benefits resulting from tax credits, tax-exempt income on investments and loans and income from BOLI.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Refer to the MD&A in our 2022 Annual Report on Form 10-K filed with the SEC on February 24, 2023 for a comparison of 2022 to 2021.

FINANCIAL CONDITION

The following table presents our condensed Consolidated Balance Sheets:

TABLE 12

December 31	2023		2022		$ Change		% Change
(dollars in millions)							
Assets							
Cash and cash equivalents	$	**1,576**	$	1,674	$	(98)	(5.9)%
Securities		**7,165**		7,362		(197)	(2.7)
Loans held for sale		**488**		124		364	293.5
Loans and leases, net		**31,917**		29,853		2,064	6.9
Goodwill and other intangibles		**2,546**		2,566		(20)	(0.8)
Other assets		**2,466**		2,146		320	14.9
Total Assets	$	**46,158**	$	43,725	$	2,433	5.6 %
Liabilities and Stockholders' Equity							
Deposits	$	**34,711**	$	34,770	$	(59)	(0.2)%
Borrowings		**4,477**		2,465		2,012	81.6
Other liabilities		**920**		837		83	9.9
Total Liabilities		**40,108**		38,072		2,036	5.3
Stockholders' Equity		**6,050**		5,653		397	7.0
Total Liabilities and Stockholders' Equity	$	**46,158**	$	43,725	$	2,433	5.6 %

The increase in both assets and liabilities is primarily due to strong organic loan and borrowings growth.

Lending Activity

The loan and lease portfolio consists principally of loans and leases to individuals and small- and medium-sized businesses within our primary markets in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

Following is a summary of loans and leases:

TABLE 13

December 31 (in millions)	2023	2022	$ Change	% Change
Commercial real estate	$ 12,305	$ 11,526	$ 779	6.8 %
Commercial and industrial	7,482	7,131	351	4.9
Commercial leases	599	519	80	15.4
Other	110	114	(4)	(3.5)
Total commercial loans and leases	20,496	19,290	1,206	6.3
Direct installment	2,741	2,784	(43)	(1.5)
Residential mortgages	6,640	5,297	1,343	25.4
Indirect installment	1,149	1,553	(404)	(26.0)
Consumer lines of credit	1,297	1,331	(34)	(2.6)
Total consumer loans	11,827	10,965	862	7.9
Total loans and leases	$ 32,323	$ 30,255	$ 2,068	6.8 %

Total loans and leases increased $2.1 billion, or 6.8%, to $32.3 billion at December 31, 2023, compared to $30.3 billion at December 31, 2022, reflecting a commercial loans and leases increase of $1.2 billion or 6.3%, and an increase in consumer loans of $861.5 million or 7.9%. Our organic loan growth in 2023 was driven by the continued success of our strategy to grow high-quality loans and deepen customer relationships across our diverse geographic footprint.

As of December 31, 2023, 29.0% of the commercial real estate loans were owner-occupied, while the remaining 71.0% were non-owner-occupied, compared to 30.2% and 69.8%, respectively, as of December 31, 2022. As of December 31, 2023 and 2022, we had commercial construction loans of $2.1 billion and $1.7 billion at each respective date, representing 6.6% and 5.7% of total loans and leases, respectively. Additionally, as of December 31, 2023 and 2022, we had residential construction loans of $360.6 million and $379.4 million, respectively, representing 1.1% and 1.3% of total loans and leases, respectively. Our commercial real estate portfolio included $8.7 billion of non-owner occupied loans, of which 21.7% represented office space. Our top 25 non-owner occupied commercial real estate loans averaged approximately $31 million per exposure although the office space was comprised of mid-sized offices located outside of metropolitan business districts with 40% of the office portfolio averaging less than $5 million per exposure.

Commercial and industrial loans are loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers. The growth in the commercial and industrial loans category was led by activity in the Cleveland, Pittsburgh and North Carolina markets, while the growth in residential mortgages reflected growth in adjustable-rate mortgages and jumbo mortgages retained on the balance sheet and the continued success of our Physicians First mortgage program, which is a digital program that provides a bundled suite of specialized products to meet the personal and professional needs of physicians, dentists, veterinarians and other healthcare professionals.

Within our primary lending footprint, certain industries are more predominant given the geographic location of these lending markets. We strive to maintain a diverse commercial loan portfolio by avoiding undue concentrations or exposures to any particular sector, and we actively monitor our commercial loan portfolio to ensure that our industry mix is consistent with our risk appetite and within targeted thresholds. Several factors are taken into consideration when determining these thresholds, including recent economic and market trends. As of December 31, 2023 and 2022, there were no concentrations of loans relating to any industry in excess of 10% of total loans.

The decrease in indirect installment loans is primarily due to the transfer of $355 million of indirect auto loans to held-for-sale in December 2023. The transfer resulted in a negative valuation allowance of $16.7 million (pre-tax) recognized in other non-interest expense due primarily to changes in interest rates from time of origination. The sale of these loans closed in the first quarter of 2024 with the proceeds used to repay borrowings that have a similar yield to the sold loans.

Additional information relating to originated loans and loans acquired in business combinations is provided in Note 3, "Mergers and Acquisitions" and Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Following is a summary of the maturity distribution of loan categories with fixed and floating interest rates as of December 31, 2023:

TABLE 14

(in millions)	Within 1 Year	1-5 Years	Over 5 Years Through 15 years	After 15 Years	Total
Commercial real estate	$ 1,796	$ 5,405	$ 4,514	$ 590	$ 12,305
Commercial and industrial	1,401	4,936	929	216	7,482
Commercial leases	39	333	223	4	599
Other	—	103	7	—	110
Total commercial loans and leases	3,236	10,777	5,673	810	20,496
Direct installment	14	201	1,557	969	2,741
Residential mortgages	11	62	369	6,198	6,640
Indirect installment	18	662	469	—	1,149
Consumer lines of credit	92	36	253	916	1,297
Total consumer loans	135	961	2,648	8,083	11,827
Total	$ 3,371	$ 11,738	$ 8,321	$ 8,893	$ 32,323
Loans with maturities over one year:					
Fixed		$ 3,795	$ 3,936	$ 4,512	$ 12,243
Floating		7,943	4,385	4,381	16,709

For additional information relating to lending activity, see Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. For additional information on repricing of floating interest rates, see the Market Risk section of MD&A, which is included in Item 7 of this Report.

Non-Performing Assets

Non-performing loans include non-accrual loans. Past due loans are reviewed monthly to identify loans for non-accrual status. We place a loan on non-accrual status and discontinue interest accruals on originated loans generally when principal or interest is due and has remained unpaid for a certain number of days, unless the loan is both well secured and in the process of collection. Commercial loans are placed on non-accrual at 90 days, installment loans are placed on non-accrual at 120 days and residential mortgages and consumer lines of credit are generally placed on non-accrual at 180 days. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured.

Non-accrual loans of $107.2 million at December 31, 2023 decreased $6.2 million, or 5.5%, compared to December 31, 2022, with both periods remaining at relatively low levels.

Following is a summary of non-performing loans and leases, by class, OREO and non-performing assets:

TABLE 15

December 31		2023		2022		$ Change	% Change
(in millions)							
Commercial real estate	$	42	$	39	$	3	7.7 %
Commercial and industrial		39		44		(5)	(11.4)
Commercial leases		3		1		2	200.0
Total commercial loans and leases		84		84		—	—
Direct installment		5		7		(2)	(28.6)
Residential mortgages		10		14		(4)	(28.6)
Indirect installment		2		1		1	100.0
Consumer lines of credit		6		7		(1)	(14.3)
Total consumer loans		23		29		(6)	(20.7)
Total non-performing loans and leases	$	107	$	113		(6)	(5.3)
Other real estate owned		3		6		(3)	(50.0)
Total non-performing assets	$	110	$	119	$	(9)	(7.6)%
Non-performing loans / total loans and leases		0.33 %		0.37 %			
Non-performing loans plus OREO / total loans and leases plus OREO		0.34		0.39			
Non-performing assets / total assets		0.24		0.27			

Following is a summary of loans and leases 90 days or more past due on which interest accruals continue:

TABLE 16

December 31		2023		2022
(dollars in millions)				
Total loans and leases 90 days or more past due	$	12	$	12
As a percentage of total loans and leases		0.04 %		0.04 %

Following is a table showing the amounts of contractual interest income and actual interest income related to non-performing loans:

TABLE 17

December 31		2023		2022		2021
(in millions)						
Gross interest income:						
Per contractual terms	$	14	$	11	$	9
Recorded during the year		—		—		—

Loan Modifications

During the period, there are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. These modifications result from loss mitigation activities and could include a term extension, interest rate reduction, principal forgiveness, and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral.

For additional information relating to loan modifications, see Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Prior to the adoption of ASU 2022-02, below is the table relating to the TDR disclosures as of December 31, 2022.

Following is a summary of accruing and non-accrual TDRs, by class:

TABLE 18

(in millions)	Accruing	Non-Accrual	Total
December 31, 2022			
Commercial real estate	$ 5	$ 15	$ 20
Commercial and industrial	—	1	1
Total commercial loans	5	16	21
Direct installment	19	3	22
Residential mortgages	33	4	37
Consumer lines of credit	6	1	7
Total consumer loans	58	8	66
Total TDRs	$ 63	$ 24	$ 87

Allowance for Credit Losses on Loans and Leases

The CECL model takes into consideration the expected credit losses over the life of the loan at the time the loan is originated. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through-the-cycle default mean calculated using an expanded period to include a prior recessionary period.

At December 31, 2023 and 2022, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2023, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which increases 5.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which increases 0.1% over our R&S forecast period, (iii) S&P Volatility, which decreases 4.0% in 2024 and 2.9% in 2025 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below historical through-the-cycle period. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2022 included, but were not limited to: (i) the purchase only Housing Price Index, which declines 3.7% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which declines 0.9% over our R&S forecast period, (iii) S&P Volatility, which decreases 41.0% in 2023 and 8.1% in 2024 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historical levels.

Following is a summary of certain data related to the ACL and loans and leases:

TABLE 19

Year Ended December 31	Net Loan Charge-Offs (Recoveries)		Net Loan Charge-Offs to Average Loans		ACL at
	2023	2022	2023	2022	2023
(dollars in millions)					
Commercial real estate	$ 8.0	$ 8.4	0.03 %	0.03 %	$ 166.6
Commercial and industrial	47.4	1.5	0.15	0.01	87.8
Commercial leases	—	0.1	—	—	21.2
Other commercial	3.5	2.4	0.01	0.01	3.7
Direct installment	—	(0.1)	—	—	33.8
Residential mortgages	0.2	0.1	—	—	70.5
Indirect installment	8.4	3.9	0.03	0.01	12.8
Consumer lines of credit	0.2	(0.1)	—	—	9.2
Total net loan charge-offs on loans and leases; net loan charge-offs/average loans	$ 67.7	$ 16.2	0.22 %	0.06 %	$ 405.6
Allowance for credit losses/total loans and leases			1.25 %	1.33 %	
Allowance for credit losses/non-performing loans			378.46 %	354.26 %	

Following is a summary of changes in the AULC by portfolio segment:

TABLE 20

Year Ended December 31	2023	2022	2021
(in millions)			
Balance at beginning of period	$ 21.4	$ 19.1	$ 13.6
Provision for unfunded loan commitments and letters of credit:			
Commercial portfolio	0.3	2.3	5.5
Consumer portfolio	(0.2)	—	—
Balance at end of period	$ 21.5	$ 21.4	$ 19.1

The ACL on loans and leases of $405.6 million at December 31, 2023 increased $3.9 million, or 1.0%, from December 31, 2022, primarily due to loan growth, offset by charge-off activity and improvements in classified and non-performing loans. Our ending ACL coverage ratio at December 31, 2023 was 1.25%, compared to 1.33% at December 31, 2022. Total provision for credit losses during 2023 was $71.8 million, compared to $64.2 million for the same period in 2022, with the year-ago period including $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions. The year-over-year increase was driven primarily by loan growth and charge-off activity and $31.9 million in provision for the previously disclosed commercial loan that was downgraded to non-performing status in the second quarter of 2023 and was fully charged-off during the third quarter of 2023 due to alleged fraud. Net charge-offs were $67.7 million, or 0.22%, of total average loans, compared to $16.2 million, or 0.06%, in 2022. Excluding the previously mentioned commercial charge-off, net charge-offs would have been $35.9 million, or 0.11% of total average loans (non-GAAP), remaining at historically low levels. The ACL as a percentage of non-performing loans for the total portfolio increased from 354% as of December 31, 2022 to 378% as of December 31, 2023. The AULC was $21.5 million at December 31, 2023 and included provision expense for unfunded loan commitments and letters of credit of $0.1 million for the year ended December 31, 2023. Comparatively, the AULC was $21.4 million at December 31, 2022 and included provision expense for unfunded loan commitments and letters of credit of $2.3 million for the year ended December 31, 2022.

Following is a summary of the allocation of the ACL and the percentage of loans in each category to total loans:

TABLE 21

December 31		2023		2022	
(dollars in millions)		Allowance	% of Loans	Allowance	% of Loans
Commercial real estate	$	167	38 %	$ 162	38 %
Commercial and industrial		88	23	102	24
Commercial leases		21	2	14	2
Other		4	—	4	—
Commercial loans and leases		279	63	282	64
Direct installment		34	8	36	9
Residential mortgages		71	21	56	18
Indirect installment		13	4	17	5
Consumer lines of credit		9	4	11	4
Consumer loans		126	37	120	36
Total	$	406	100 %	$ 402	100 %

Investment Activity

Investment activities serve to generate net interest income while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to hold until maturity are categorized as securities HTM and carried at amortized cost. All other securities are categorized as securities AFS and are recorded at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit loss at least quarterly. Management has determined that no credit loss exists on securities AFS. Securities, like loans, are subject to interest rate and credit risk. In addition, by their nature, securities classified as AFS are also subject to fair value risks that could negatively affect the level of liquidity available to us, as well as stockholders' equity. A change in the value of securities HTM could also negatively affect the level of stockholders' equity if there was a decline in the underlying creditworthiness of the issuers. A CECL methodology is applied to securities HTM. As of December 31, 2023, securities HTM had a CECL ACL of $0.28 million.

As of December 31, 2023, debt securities classified as AFS and HTM totaled $3.3 billion and $3.9 billion, respectively. During 2023, debt securities AFS decreased by $21.7 million and debt securities HTM decreased by $175.3 million from December 31, 2022. AFS securities comprised 45% of the total securities portfolio and HTM securities comprised 55% of the total securities portfolio. As of December 31, 2023 and 2022, we did not hold any trading securities.

The following table indicates the respective contractual maturities and weighted-average yields of debt securities HTM, shown at amortized cost, as of December 31, 2023:

TABLE 22

(dollars in millions)	Amount	Weighted Average Yield
Obligations of U.S. Treasury:		
Maturing after five years but within ten years	$ —	5.25 %
Obligations of U.S. government agencies:		
Maturing after five years but within ten years	1	7.48
Obligations of U.S. government-sponsored entities:		
Maturing after one year but within five years	68	5.11
States of the U.S. and political subdivisions:		
Maturing within one year	2	2.31
Maturing after one year but within five years	57	2.65
Maturing after five years but within ten years	201	3.39
Maturing after ten years	757	3.69
Other debt securities:		
Maturing after five years but within ten years	15	6.13
Residential mortgage-backed securities:		
Agency mortgage-backed securities	1,057	2.09
Agency collateralized mortgage obligations	824	1.87
Commercial mortgage-backed securities	929	3.89
Total	$ 3,911	2.93 %

The weighted average yields for tax-exempt debt securities are computed on an FTE basis using the federal statutory tax rate of 21.0%.

The amortized cost of AFS and HTM securities are summarized in the following table:

TABLE 23

December 31	2023	2022	$ Change	% Change
(in millions)				
Securities Available for Sale:				
U.S. Treasury	$ 422	$ 278	$ 144	51.8 %
U.S. government agencies	78	107	(29)	(27.1)
U.S. government-sponsored entities	227	283	(56)	(19.8)
Residential mortgage-backed securities:				
Agency mortgage-backed securities	814	1,360	(546)	(40.1)
Agency collateralized mortgage obligations	946	1,110	(164)	(14.8)
Commercial mortgage-backed securities	905	430	475	110.5
States of the U.S. and political subdivisions	30	33	(3)	(9.1)
Other debt securities	38	21	17	81.0
Total debt securities available for sale	$ 3,460	$ 3,622	$ (162)	(4.5)%
Debt Securities Held to Maturity:				
U.S. government agencies	$ 1	$ 1	$ —	— %
U.S. government-sponsored entities	68	52	16	30.8
Residential mortgage-backed securities:				
Agency mortgage-backed securities	1,057	1,178	(121)	(10.3)
Agency collateralized mortgage obligations	824	953	(129)	(13.5)
Commercial mortgage-backed securities	929	866	63	7.3
States of the U.S. and political subdivisions	1,017	1,025	(8)	(0.8)
Other debt securities	15	12	3	25.0
Total debt securities held to maturity	$ 3,911	$ 4,087	$ (176)	(4.3)%
n/m - not meaningful				

We completed the sale of $648.7 million of AFS investment securities in December 2023, which resulted in a realized loss (pre-tax) of $67.4 million in the fourth quarter of 2023. We reinvested proceeds from the sale of those investment securities with an average yield of 1.08% into investment securities with yields approximately 350 basis points higher with a similar duration and convexity profile.

For additional information relating to investment activity, see Note 4, "Securities" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Deposits

Our primary source of funds is deposits. Our diversified and granular deposit base are provided by business, consumer and municipal customers who we serve within our footprint.

Following is a summary of deposits:

TABLE 24

December 31	2023	2022	$ Change	% Change
(in millions)				
Non-interest-bearing demand	$ 10,222	$ 11,916	$ (1,694)	(14.2)%
Interest-bearing demand	14,809	15,100	(291)	(1.9)
Savings	3,465	4,142	(677)	(16.3)
Certificates and other time deposits	6,215	3,612	2,603	72.1
Total deposits	**$ 34,711**	**$ 34,770**	**$ (59)**	**(0.2)%**

Total deposits decreased slightly by $59.0 million, or 0.2%, from December 31, 2022, primarily due to the banking industry disruption in March 2023 and inflationary pressures on customers. We ended 2023 with approximately 78% of all deposits insured by the FDIC or collateralized. The mix of non-interest-bearing deposits to total deposits equaled 29.4% at December 31, 2023, compared to 34.3% at December 31, 2022 as customers continue to migrate deposits into higher-yielding deposit products.

Following is a summary of estimated insured and uninsured time deposits in excess of the FDIC insurance limit by remaining maturity at December 31, 2023:

TABLE 25

(in millions)	Insured	Uninsured	Total
Three months or less	$ 2,014	$ 449	$ 2,463
Three to six months	1,026	368	1,394
Six to twelve months	1,443	275	1,718
Over twelve months	558	82	640
Total	$ 5,041	$ 1,174	$ 6,215

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. Short-term borrowings, made up of customer repurchase agreements (also referred to as securities sold under repurchase agreements), FHLB advances and subordinated notes, increased to $2.5 billion at December 31, 2023 from $1.4 billion at December 31, 2022, primarily due to a $970.0 million increase in short-term FHLB borrowings, as we increased liquidity due to the bank failures in early 2023.

Following is a summary of selected information relating to short-term FHLB borrowings:

TABLE 26

At or for the Year Ended December 31		2023		2022		2021
(dollars in millions)						
FHLB Advances (Short-term)						
Balance at year-end	$	**1,900**	$	930	$	1,030
Maximum month-end balance		**2,245**		930		1,280
Average balance during year		**1,562**		933		1,113
Weighted average interest rates:						
At year-end		**5.64 %**		2.18 %		2.14 %
During the year		**4.08**		2.18		2.13

For additional information relating to deposits and short-term borrowings, see Note 13, "Deposits" and Note 14, "Short-Term Borrowings" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Capital Resources

Our capital position, in part depends on the access to, and cost of, funding for new business initiatives, the ability to engage in expanded business activities, the ability to pay dividends and the level and nature of regulatory oversight.

The assessment of capital adequacy depends on a number of factors such as expected organic growth in the Consolidated Balance Sheet, asset quality, liquidity, earnings performance and sustainability, changing competitive conditions, regulatory changes or actions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

We have an effective shelf registration statement filed with the SEC. Pursuant to this registration statement, we may, from time to time, issue and sell in one or more offerings any combination of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts or units. On August 25, 2022, we completed an offering of $350 million of 5.150% fixed-rate senior notes due in 2025 under this registration statement. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering expenses were $347.4 million. We used the net proceeds from the sale of the notes for general corporate purposes, including repayment of the $300 million in 2.200% senior notes that matured in February 2023, investments at the holding company level, capital to support the growth of FNBPA and refinancing of outstanding indebtedness.

On April 18, 2022, we announced that our Board of Directors approved an additional $150 million for the repurchase of our common stock through our existing share repurchase program bringing the total authorization to $300 million. Since inception, we repurchased 14.1 million shares at a weighted average share price of $11.39 for $160.9 million under this repurchase program, with $139.1 million remaining for repurchase. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. The purchases will be funded from available working capital. There is no guarantee as to the exact number of shares that will be repurchased and we may discontinue purchases at any time. The Inflation Reduction Act of 2022 includes a 1% excise tax on stock repurchases beginning January 1, 2023.

Capital management is a continuous process with capital plans and stress testing for FNB and FNBPA updated at least annually. These capital plans include assessing the adequacy of expected capital levels assuming various scenarios by projecting capital needs for a forecast period of 2-3 years beyond the current year. Both FNB and FNBPA are subject to various regulatory capital requirements administered by federal banking agencies. For additional information, see Note 23, "Regulatory Matters" in the Notes to the Consolidated Financial Statements, which is included in Item 8 of this Report. From time to time, we issue shares initially acquired by us as treasury stock under our various benefit plans. We may issue additional preferred or common stock to maintain our well-capitalized status.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table sets forth contractual obligations of principal that represent required and potential cash outflows as of December 31, 2023:

TABLE 27

(in millions)		Total
Deposits without a stated maturity	$	28,496
Certificates and other time deposits		6,215
Operating leases		266
Long-term borrowings		1,971
Total	$	36,948

The following table sets forth the amount of commitments to extend credit and standby letters of credit as of December 31, 2023:

TABLE 28

(in millions)		Total
Commitments to extend credit	$	13,656
Standby letters of credit		257
Total	$	13,913

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements because while the borrower has the ability to draw upon these commitments at any time, these commitments often expire without being drawn upon. Additionally, we can terminate a significant portion of these commitments at our discretion. For additional information relating to commitments to extend credit and standby letters of credit, see Note 17, "Commitments, Credit Risk and Contingencies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

LIQUIDITY

Our primary liquidity management goal is to satisfy the cash flow requirements of customers and the operating cash needs of FNB with cost-effective funding. Our Board of Directors has established an Asset/Liability Management Policy to guide management in achieving and maintaining earnings performance consistent with long-term goals, while maintaining acceptable levels of interest rate risk, a "well-capitalized" Balance Sheet and appropriate levels of liquidity. Our Board of Directors has also established Liquidity and Contingency Funding Policies to guide management in addressing the ability to identify, measure, monitor and control both normal and stressed liquidity conditions. These policies designate our ALCO as the body responsible for meeting these objectives. The ALCO, which is comprised of members of executive management, reviews liquidity on a continuous basis and approves significant changes in strategies that affect Balance Sheet or cash flow positions. Liquidity is centrally managed daily by our Treasury Department. Liquidity sources from assets include payments from loans and investments, as well as the ability to securitize, pledge or sell loans, investment securities and other assets. Liquidity sources from liabilities are generated primarily through the banking offices of FNBPA in the form of deposits and customer repurchase agreements. FNB also has access to reliable and cost-effective wholesale sources of liquidity. Short- and long-term funds are available for use to help fund normal business operations, and unused credit availability can be utilized to serve as contingency funding if faced with a liquidity crisis.

Our strong liquidity position is a result of management utilizing various strategies to ensure sufficient cash on hand is available to meet the parent's funding needs. The principal sources of the parent company's liquidity are its strong existing cash resources plus dividends and interest it receives from its subsidiaries. These dividends may be impacted by the parent's or its subsidiaries' capital needs, statutory laws and regulations, corporate policies, contractual restrictions, profitability and other factors. In addition, through one of our subsidiaries, we regularly issue subordinated notes, which are guaranteed by FNB. During the third quarter of 2022, we completed a Senior Debt offering for $347.7 million in net proceeds. A portion of these proceeds were used to retire $300 million of debt that matured in February of 2023 (for additional information, see Note 10, "Borrowings" in the Notes to the Consolidated Financial Statements in this Report). The parent company's cash position at December 31, 2023 was

$375.4 million, down $278.9 million from December 31, 2022, primarily due to the repayment of the Senior Notes that matured in February 2023.   Additionally, in May, we purchased and retired $15 million par value of the 7.625% Subordinated Notes due August 12, 2023.

Two metrics that are used to gauge the adequacy of the parent company's cash position are the LCR and MCH. The LCR is defined as the sum of cash on hand plus projected cash inflows over the next 12 months divided by projected cash outflows over the next 12 months. The MCH is defined as the number of months of corporate expenses and dividends that can be covered by the existing cash on hand.

The LCR and MCH ratios and Parent company cash on hand are presented in the following table:

TABLE 29

December 31	2023	2022	Internal Limit
Liquidity coverage ratio	**2.0 times**	1.7 times	> 1 time
Months of cash on hand	**13.0 months**	13.6 months	> 12 months
Parent company cash on hand (millions)	$ **375.4**	$ 654.3	n/a

Management has concluded that our cash levels remain appropriate given the current market environment. On January 12, 2024, the Board of Directors announced the redemption of all $110 million of our Perpetual Preferred Stock, Series E, which was paid on February 15, 2024. After the redemption, our liquidity remains appropriate with liquidity metrics continuing to be within policy limits.

Over time, our liquidity position has been positively impacted by FNBPA's ability to generate growth in relationship-based accounts. Organic growth in low-cost transaction deposits was complemented by management's continued strategy of deposit gathering efforts focused on attracting new customer relationships across our geographic footprint and deepening relationships with existing customers, in part through internal lead generation efforts leveraging data analytics capabilities. Consistent with industry trends, we have experienced a shift in deposits from non-interest-bearing-deposits and checking into certificates of deposits (CDs). The March 2023 banking disruption caused an acceleration of this shift. We ended 2023 with approximately 78% of deposits insured by the FDIC or collateralized, an improvement from approximately 74% at December 31, 2022. Non-interest-bearing demand deposit accounts decreased $1.7 billion, compared to December 31, 2022. Interest-bearing demand deposits decreased $290.8 million and savings account balances decreased $677.8 million, while time deposits increased $2.6 billion, compared to December 31, 2022, as customers' preferences have shifted to CDs as interest rates have increased substantially. Our cash balances held at the FRB were $1.1 billion at December 31, 2023, a slight decrease of $17.5 million from December 31, 2022. Management will continue to evaluate appropriate levels of liquidity based on expected loan and deposit growth and other balance sheet activity.

Our liquidity position was strong throughout 2023. Our contingency funding policy and periodic liquidity stress testing of multiple stress scenarios was particularly valuable as we successfully managed our liquidity during the March banking industry disruption. We continue to have ample unused borrowing capacity that could cover 1.9 times of the uninsured deposit and non-collateralized deposit balances as of December 31, 2023. A portion of this capacity includes the FRB's Discount Window and their BTFP. We have no borrowings under either facility. Additional sources of unused wholesale credit availability for FNBPA include the ability to borrow from the FHLB, correspondent bank lines, and access to other channels. In addition to credit availability, FNBPA also possesses salable unpledged government and agency securities that could be utilized to meet funding needs. We currently have excess cash to meet our pledging requirements. At December 31, 2023, we have $1.8 billion of cash and salable unpledged government and agency securities representing 3.8% of total assets. This compares to a policy minimum of 3.0%.

The following table presents certain information relating to FNBPA's credit availability and salable unpledged securities:

TABLE 30

December 31		2023		2022
(dollars in millions)				
Unused wholesale credit availability	$	15,899	$	15,669
Unused wholesale credit availability as a % of FNBPA assets		34.6 %		35.9 %
Salable unpledged government and agency securities	$	657	$	592
Salable unpledged government and agency securities as a % of FNBPA assets		1.4 %		1.4 %
Cash and salable unpledged government and agency securities as a % of FNBPA assets		3.8 %		3.9 %

Another metric for measuring liquidity risk is the liquidity gap analysis. The following liquidity gap analysis as of December 31, 2023 compares the difference between our cash flows from existing earning assets and interest-bearing liabilities over future time intervals. Management monitors the size of the liquidity gaps so that sources and uses of funds are reasonably matched in the normal course of business and in relation to implied forward rate expectations. A reasonably matched position lays a better foundation for dealing with additional funding needs during a potential liquidity crisis. A positive gap position means that more assets are expected to mature over the next 12 months than liabilities. The twelve-month cumulative gap to total assets ratio was (2.6)% as of December 31, 2023, compared to 3.8% as of December 31, 2022. The change in the twelve-month cumulative gap to total assets was primarily related to the active management of deposit pricing across the deposit product maturity tenors which reduced our asset sensitivity. Management calculates this ratio at least quarterly and it is reviewed regularly by ALCO.

TABLE 31

(dollars in millions)		Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year
Assets										
Loans	$	1,170	$	1,643	$	1,840	$	3,373	$	8,026
Investments		1,203		513		230		460		2,406
		2,373		2,156		2,070		3,833		10,432
Liabilities										
Non-maturity deposits		294		589		883		1,766		3,532
Time deposits		1,120		1,348		1,391		1,723		5,582
Borrowings		1,621		562		223		135		2,541
		3,035		2,499		2,497		3,624		11,655
Period Gap (Assets - Liabilities)	$	(662)	$	(343)	$	(427)	$	209	$	(1,223)
Cumulative Gap	$	(662)	$	(1,005)	$	(1,432)	$	(1,223)		
Cumulative Gap to Total Assets		(1.4)%		(2.2)%		(3.1)%		(2.6)%		

In addition, the ALCO regularly monitors various liquidity ratios, stress scenarios of our liquidity position and assumptions considering market disruptions, lending demand, deposit behavior, and funding availability. The stress scenarios forecast that adequate funding will be available even under severe conditions. Management believes we have sufficient liquidity available to meet our normal operating and contingency funding cash needs.

MARKET RISK

Market risk refers to potential losses arising predominately from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit-taking activities as a financial intermediary. To succeed in this capacity, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits, while borrowers may desire long-term loans.

Changes in market interest rates may result in changes in the fair value of our financial instruments, cash flows and net interest income. Subject to its ongoing oversight, the Board of Directors has given ALCO the responsibility for market risk management, which involves devising policy guidelines, risk measures and limits, and managing the amount of interest rate risk and its effect on net interest income and capital. We use derivative financial instruments for interest rate risk management purposes and not for trading or speculative purposes.

Interest rate risk is comprised of repricing risk, basis risk, yield curve risk and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indices, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from "embedded options" within asset and liability products as certain borrowers have the option to prepay their loans, which may be with or without penalty, when rates change, while certain depositors can redeem their certificates of deposit early, which may be with or without penalty, when rates change.

We use an asset/liability model to measure our interest rate risk. Interest rate risk measures we utilize include earnings simulation, EVE and gap analysis. Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE's long-term horizon helps identify changes in optionality and longer-term positions. However, EVE's liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. In these simulations, our current financial position is combined with assumptions regarding future business activities to calculate net interest income under various hypothetical rate scenarios. The ALCO regularly reviews earnings simulations over multiple years under various interest rate scenarios. Reviewing these various measures provides us with a comprehensive view of our interest rate risk profile, which provides the basis for balance sheet management strategies.

The following repricing gap analysis as of December 31, 2023 compares the difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing over a period of time. Management utilizes the repricing gap analysis as a diagnostic tool in managing net interest income and EVE risk measures.

TABLE 32

(dollars in millions)	Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year	
Assets										
Loans	$	14,070	$	2,194	$	889	$	1,556	$	18,709
Investments		1,214		517		302		453		2,486
		15,284		2,711		1,191		2,009		21,195
Liabilities										
Non-maturity deposits		7,801		—		—		—		7,801
Time deposits		1,221		1,346		1,388		1,718		5,673
Borrowings		1,322		632		212		112		2,278
		10,344		1,978		1,600		1,830		15,752
Off-balance sheet		(1,000)		100		(100)		(200)		(1,200)
Period Gap (Assets - Liabilities + Off-balance sheet)	$	3,940	$	833	$	(509)	$	(21)	$	4,243
Cumulative Gap	$	3,940	$	4,773	$	4,264	$	4,243		
Cumulative Gap to Earning Assets		9.6 %		11.6 %		10.4 %		10.3 %		

The twelve-month cumulative repricing gap to total assets was 10.3% and 8.4% as of December 31, 2023 and December 31, 2022, respectively. The positive cumulative gap positions indicate that we have a greater amount of repricing earning assets than repricing interest-bearing liabilities over the subsequent twelve months. The change in the cumulative repricing gap at December 31, 2023, compared to December 31, 2022, is primarily related to customers moving into higher yielding deposit products and shorter-term time deposits.

The allocation of non-maturity deposits and customer repurchase agreements to the one-month maturity category above is based on the estimated sensitivity of each product to changes in market rates. For example, if a product's rate is estimated to increase by 50% as much as the market rates, then 50% of the account balance was placed in this category.

We model rate scenarios which move all rates gradually over twelve months (Rate Ramps). We also model rate scenarios which move all rates in an immediate and parallel fashion (Rate Shocks) and model scenarios that gradually change the shape of the yield curve. Using a static Balance Sheet structure, and utilizing net interest income simulations, the following table presents an analysis of the potential sensitivity of our net interest income on changes in interest Rate Ramps and EVE to changes in interest rates using Rate Shocks. The variance percentages represent the change between the net interest income and EVE calculated under the particular rate scenario compared to the net interest income and EVE that was calculated assuming market rates as of December 31, 2023. The measures do not reflect management's potential actions.

TABLE 33

December 31,	2023	2022	ALCO Limits
Net interest income change over 12 months (Rate Ramps):			
+ 300 basis points	**5.8 %**	3.4 %	n/a
+ 200 basis points	**3.9**	2.0	(5.0)%
+ 100 basis points	**2.0**	0.5	(5.0)
− 100 basis points	**(2.0)**	0.6	(5.0)
− 200 basis points	**(4.1)**	0.6	(5.0)
Economic value of equity (Rate Shocks):			
+ 300 basis points	**4.6**	(6.8)	(25.0)
+ 200 basis points	**3.2**	(4.0)	(15.0)
+ 100 basis points	**1.6**	(1.4)	(10.0)
− 100 basis points	**(2.5)**	(2.0)	(10.0)
− 200 basis points	**(8.0)**	(5.8)	(15.0)

Management continues to be proactive in managing our interest rate risk (IRR) position with the intention to manage to a more neutral position given the current market expectations for future rates. During 2023, management has adjusted the IRR position by managing cash balances, originating higher yielding loans, strategically meeting our customers' preferences for higher yielding deposit products, in particular, shorter term time deposits, and utilizing borrowings of varying maturities. We also utilize derivatives to manage the IRR position. We continue to make use of interest rate swaps to commercial borrowers (commercial swaps) to manage our IRR position as the commercial swaps effectively increase our level of adjustable-rate loans. Total variable and adjustable-rate loans were 62.2% of total net loans and leases as of December 31, 2023 and 60.2% as of December 31, 2022. As of December 31, 2023, the commercial swaps totaled $5.7 billion of notional principal, with $945 million in original notional swap principal originated during 2023, up from $5.3 billion at December 31, 2022. Furthermore, we regularly sell long-term fixed-rate residential mortgages in the secondary market and have been successful in the origination of consumer and commercial loans with short-term repricing characteristics. For additional information regarding interest rate swaps, see Note 16, "Derivative Instruments and Hedging Activities" in the Notes to the Consolidated Financial Statements in this Report.

Assuming a static Balance Sheet, a +100 basis point Rate Shock increases net interest income (12 months) by 3.4% at December 31, 2023 and 1.1% at December 31, 2022. For a +200 basis point Rate Shock, net interest income (12 months) increases by 6.7% at December 31, 2023 and 3.3% at December 31, 2022. The corresponding metrics for a minus 100 basis point Rate Shock are (3.6)% and 1.2% at December 31, 2023 and December 31, 2022, respectively. These results use historical long-term deposit rate beta assumptions that are regularly analyzed and adjusted as necessary for both rising and falling rate scenarios. The drivers of the change in net interest income in the rate scenarios include the mix shift of deposit products, the pace of deposit repricing and assumed betas and loan prepayments.

The FOMC increased the Federal Funds rate 425 basis points in 2022 and 100 basis points in the first seven months of 2023. Forty-eight percent of our net loans and leases reprice within the next three months and are indexed to short-term SOFR, Prime and other indices which benefit from higher rates. Our cash position has also been a significant factor in our asset sensitivity metrics. Projected base net interest income has decreased from year-end as deposit rates have increased faster than asset repricing indices.

There are multiple factors that influence our interest rate risk position and impact net interest income. These include external factors such as the shape of the yield curve, the competitive landscape and expectations regarding future interest rates, as well as internal factors regarding product offerings, product mix and pricing of loans and deposits.

We recognize that all asset/liability models have some inherent shortcomings. Asset/liability models require certain assumptions to be made, such as prepayment rates on interest-earning assets and repricing impact on non-maturity deposits, which may differ from actual experience. These business assumptions are based upon our experience, business plans, economic and market trends and available industry data. While management believes that its methodology for developing such assumptions is reasonable, there can be no assurance that modeled results will be achieved. Furthermore, the metrics are based upon the Balance Sheet structure as of the valuation date and do not reflect the planned growth or management actions that could be taken.

CREDIT RATINGS

Our credit ratings affect the cost and availability of short- and long-term funding and collateral requirements for certain derivative instruments.

Credit ratings are subject to ongoing review by rating agencies, which consider a number of factors, including our financial strength, performance, prospects and operations as well as factors not under our control. Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to us or our subsidiaries in a crisis.

Credit rating downgrades or negative watch warnings could negatively impact our reputation with lenders, investors and other third parties, which could also impair our ability to compete in certain markets or engage in certain transactions. In particular, holders of deposits which exceed FDIC insurance limits may perceive such a downgrade or warning negatively and withdraw all or a portion of such deposits.

The following table presents the credit ratings for FNB and FNBPA as of December 31, 2023:

TABLE 34

	Moody's	Standard & Poor's	Kroll
F.N.B. Corporation			
Issuer credit rating	Baa2	BBB-	A-
Senior debt	Baa3	BBB-	A-
Subordinated debt	Baa2	n/a	BBB+
First National Bank of Pennsylvania			
Baseline credit assessment	Baa1	n/a	n/a
Issuer credit rating	n/a	BBB-	A
Senior debt	n/a	n/a	A
Subordinated debt	n/a	n/a	A-
Bank deposits	A2/P-1	n/a	A
Short-term borrowings	n/a	A-2	K1
Outlook for F.N.B. Corporation and First National Bank of Pennsylvania	Negative	Stable	Stable

n/a - not applicable

On August 27, 2023, Moody's affirmed our ratings and changed their outlook to negative as part of their review of 27 banks.

RISK MANAGEMENT

As a financial institution, we take on a certain amount of risk in every business decision, transaction and activity. Accordingly, we have designed an Enterprise Risk Management Framework and risk management practices to help manage enterprise risks. Our Board of Directors and senior management have identified seven major categories of risk: credit risk, market risk, liquidity risk, operational risk, legal and compliance risk, reputation risk and strategic risk. In its oversight role of our risk management function, the Board of Directors focuses on the strategies, analyses and conclusions of management relating to identifying, understanding and managing risks to optimize total shareholder value, while balancing prudent business and safety and soundness considerations.

We support our risk management processes and business oversight through the three lines of defense and a governance structure at the Board of Directors and management levels.

The lines of defense model consists of:

- First Line of Defense - make each of our businesses and enterprise support areas that generate risk and are principally responsible for owning and managing the day-to-day risk-taking activities in accordance with the risk frameworks.

- Second Line of Defense - consists of Risk Management and Compliance Departments responsible for developing risk frameworks, overseeing risk-taking activities and identifying, assessing, monitoring and reporting on enterprise aggregate risks.

- Third Line of Defense - is Internal Audit and provides independent assurance on the effectiveness of controls and risk management practices across our first and second lines of defense.

Our Board of Directors is responsible for the oversight of management on behalf of our stockholders. The Board of Directors has assistance in carrying out its duties and may delegate authority through the following standing Board Committees:

- *Audit Committee* - provides oversight of our internal and external audit processes. In addition, monitors the integrity of the consolidated financial statements, internal controls over financial reporting, qualifications and independence of our audit function.

- *Nominating and Corporate Governance Committee* - responsible for selecting and recommending nominees for election to the FNB and FNBPA Boards of Directors.

- *Compensation Committee* - reviews performance and compensation of senior management and reviews and implements compensation and benefit matters having corporate-wide significance.

- *Executive Committee* - joint session of the FNB and FNBPA Board of Directors to cover special matters, as deemed necessary, in between regularly scheduled board meetings.

- *Risk Committee* - provides oversight of our risk management and assessment processes, including the review and approval of risk management policies, procedures and practices, to identify, assess, monitor and report material risks.

- *Credit Fair Lending and CRA Committee* - responsible for providing oversight of credit and lending strategies an objectives.

The Risk Committee serves as the primary point of contact between our Board of Directors and the Risk Management Council (RMC), which is the senior management level committee responsible for identifying, assessing, monitoring and reporting on enterprise-wide risks. The Risk Committee and RMC are supported by other risk management committees, including Credit Risk Committees, Operational Risk Committee, Compliance Risk Committee and ALCO.

Risk appetite is an integral element of our enterprise risk management framework and of our business and capital planning processes through our Board Risk Committee and Risk Management Council. We use our risk appetite processes to promote appropriate alignment of risk, capital and performance tactics, while also considering risk capacity and appetite constraints from both financial and non-financial risks. The Board of Directors adopted an enterprise risk appetite that defines acceptable risk limits under which we seek to operate in pursuit of optimizing returns. As such, we monitor a series of Key Risk Indicators for various business lines and operation units to measure performance alignment with our stated risk appetite. Our top-down risk appetite process serves as a limit for undue risk-taking for bottom-up planning from our various business functions. Our Board Risk Committee, in collaboration with our Risk Management Council, approves our risk appetite on an annual basis, or more frequently, as needed to reflect changes in the risk, regulatory, economic and strategic plan environments, with the goal of ensuring that our risk appetite remains consistent with our strategic plans and business operations, regulatory environment and our shareholders' expectations.

Our Enterprise Risk Management Framework provides the practices to identify, assess, control and monitor and report on risk across the organization. Reports relating to our risk appetite and strategic plans, and our ongoing monitoring thereof, and our aggregate risk profile, are regularly presented to our various management level risk oversight and planning committees and periodically reported up through our Board Risk Committee.

The Board of Directors believes that our enterprise-wide risk management process is effective and enables the Board of Directors to:

- assess the quality of the information they receive;

- understand the businesses, investments and financial, accounting, legal, regulatory and strategic considerations, and the risks that FNB faces;

- oversee and assess how senior management evaluates risk; and

- assess appropriately the quality of our enterprise-wide risk management processes.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS TO GAAP

Reconciliations of non-GAAP operating measures and key performance indicators discussed in this Report to the most directly comparable GAAP financial measures are included in the following tables.

TABLE 35

Operating net income available to common stockholders

Year Ended December 31	2023	2022	2021
(in thousands)			
Net income available to common stockholders	$476,810	$431,068	$396,561
Merger-related expense	2,215	45,259	1,764
Tax benefit of merger-related expense	(465)	(9,504)	(370)
Provision expense related to acquisitions	—	28,515	—
Tax benefit of provision expense related to acquisitions	—	(5,988)	—
Branch consolidation costs	—	7,016	2,644
Tax benefit of branch consolidation costs	—	(1,473)	(555)
FDIC special assessment	29,938	—	—
Tax benefit of FDIC special assessment	(6,287)	—	—
Loss on securities restructuring	67,354	—	—
Tax benefit of loss on securities restructuring	(14,144)	—	—
Valuation allowance on auto loans held-for-sale	16,687	—	—
Tax benefit of valuation allowance on auto loans held-for-sale	(3,504)	—	—
Operating net income available to common stockholders (non-GAAP)	$568,604	$494,893	$400,044

The table above shows how operating net income available to common stockholders (non-GAAP) is derived from amounts reported in our financial statements. We believe certain charges such as merger expenses, FDIC special assessment, loss on securities restructuring, valuation allowance on auto loans held-for-sale, initial provision for non-PCD loans acquired and branch consolidation costs are not organic costs to run our operations and facilities. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction.

TABLE 36

Operating earnings per diluted common share

Year Ended December 31	2023	2022	2021
Net income per diluted common share	$ 1.31	$ 1.22	$ 1.23
Merger-related expense	0.01	0.13	0.01
Tax benefit of merger-related expense	—	(0.03)	—
Provision expense related to acquisitions	—	0.08	—
Tax benefit of provision expense related to acquisitions	—	(0.02)	—
Branch consolidation costs	—	0.02	0.01
Tax benefit of branch consolidation costs	—	—	—
FDIC special assessment	0.08	—	—
Tax benefit of FDIC special assessment	(0.02)	—	—
Loss on securities restructuring	0.19	—	—
Tax benefit of loss on securities restructuring	(0.04)	—	—
Valuation allowance on auto loans held-for-sale	0.05	—	—
Tax benefit of valuation allowance on auto loans held-for-sale	(0.01)	—	—
Operating earnings per diluted common share (non-GAAP)	$ 1.57	$ 1.40	$ 1.24

TABLE 37

Return on average tangible common equity

Year Ended December 31	2023	2022	2021
(dollars in thousands)			
Net income available to common stockholders	$ 476,810	$ 431,068	$ 396,561
Amortization of intangibles, net of tax	15,892	10,956	9,573
Tangible net income available to common stockholders (non-GAAP)	$ 492,702	$ 442,024	$ 406,134
Average total stockholders' equity	$ 5,851,082	$ 5,475,843	$ 5,033,188
Less: Average preferred stockholders' equity	(106,882)	(106,882)	(106,882)
Less: Average intangible assets [1]	(2,556,119)	(2,481,533)	(2,310,419)
Average tangible common equity (non-GAAP)	$ 3,188,081	$ 2,887,428	$ 2,615,887
Return on average tangible common equity (non-GAAP)	15.45 %	15.31 %	15.53 %

(1) Excludes loan servicing rights.

TABLE 38

Operating return on average tangible common equity

(dollars in thousands)	2023	2022	2021
Operating net income available to common stockholders (annualized)	$ 568,604	$ 494,893	$ 400,044
Amortization of intangibles, net of tax (annualized)	15,892	10,956	9,573
Tangible operating net income available to common stockholders (annualized) (non-GAAP)	$ 584,496	$ 505,849	$ 409,617
Average total stockholders' equity	$ 5,851,082	$ 5,475,843	$ 5,033,188
Less: Average preferred stockholders' equity	(106,882)	(106,882)	(106,882)
Less: Average intangible assets [1]	(2,556,119)	(2,481,533)	(2,310,419)
Average tangible common equity (non-GAAP)	$ 3,188,081	$ 2,887,428	$ 2,615,887
Operating return on average tangible common equity (non-GAAP)	18.33 %	17.52 %	15.66 %

(1) Excludes loan servicing rights.

TABLE 39

Return on average tangible assets

Year Ended December 31	2023	2022	2021
(dollars in thousands)			
Net income	$ 484,851	$ 439,109	$ 404,602
Amortization of intangibles, net of tax	15,892	10,956	9,573
Tangible net income (non-GAAP)	$ 500,743	$ 450,065	$ 414,175
Average total assets	$ 44,609,603	$ 41,954,708	$ 38,603,092
Less: Average intangible assets [(1)]	(2,556,119)	(2,481,533)	(2,310,419)
Average tangible assets (non-GAAP)	$ 42,053,484	$ 39,473,175	$ 36,292,673
Return on average tangible assets (non-GAAP)	1.19 %	1.14 %	1.14 %

(1) Excludes loan servicing rights.

TABLE 40

Tangible book value per common share

December 31	2023	2022
(dollars in thousands, except per share data)		
Total stockholders' equity	$ 6,049,969	$ 5,653,364
Less: Preferred stockholders' equity	(106,882)	(106,882)
Less: Intangible assets [(1)]	(2,546,353)	(2,566,029)
Tangible common equity (non-GAAP)	$ 3,396,734	$ 2,980,453
Ending common shares outstanding	358,829,417	360,470,110
Tangible book value per common share (non-GAAP)	$ 9.47	$ 8.27

(1) Excludes loan servicing rights.

TABLE 41

Tangible equity to tangible assets

December 31	2023	2022
(dollars in thousands)		
Total stockholders' equity	$ 6,049,969	$ 5,653,364
Less: Intangible assets [(1)]	(2,546,353)	(2,566,029)
Tangible equity (non-GAAP)	$ 3,503,616	$ 3,087,335
Total assets	$ 46,157,693	$ 43,724,973
Less: Intangible assets [(1)]	(2,546,353)	(2,566,029)
Tangible assets (non-GAAP)	$ 43,611,340	$ 41,158,944
Tangible equity to tangible assets (non-GAAP)	8.03 %	7.50 %

(1) Excludes loan servicing rights.

TABLE 42

Tangible common equity to tangible assets

December 31	2023	2022
(dollars in thousands)		
Total stockholders' equity	$ 6,049,969	$ 5,653,364
Less: Preferred stockholders' equity	(106,882)	(106,882)
Less: Intangible assets [1]	(2,546,353)	(2,566,029)
Tangible common equity (non-GAAP)	$ 3,396,734	$ 2,980,453
Total assets	$ 46,157,693	$ 43,724,973
Less: Intangible assets [1]	(2,546,353)	(2,566,029)
Tangible assets (non-GAAP)	$ 43,611,340	$ 41,158,944
Tangible common equity to tangible assets (non-GAAP)	7.79 %	7.24 %

(1) Excludes loan servicing rights.

TABLE 43

Net loan charge-offs, excluding isolated commercial loan charge-off due to alleged fraud to total average loans and leases

Year Ended December 31	2023
(dollars in thousands)	
Net loan charge-offs	$ 67,755
Less: Isolated commercial loan charge-off	(31,900)
Net loan charge-offs, excluding isolated commercial loan charge-off (non-GAAP)	$ 35,855
Total average loans and leases	$ 31,372,574
Net loan charge-offs / total average loans and leases	0.22 %
Net loan charge-offs, excluding isolated commercial loan charge-off to total average loans and leases (non-GAAP)	0.11 %

TABLE 44

Operating non-interest income

Year Ended December 31	2023	2022
(dollars in thousands)		
Non-interest income	$ 254,332	$ 323,553
Loss on securities restructuring	67,354	—
Operating non-interest income (non-GAAP)	$ 321,686	$ 323,553

TABLE 45

Operating non-interest expense

Year Ended December 31		2023		2022
(dollars in thousands)				
Non-interest expense	$	915,436	$	826,392
Branch consolidations		—		(7,016)
Merger-related		(2,215)		(45,259)
FDIC special assessment		(29,938)		—
Valuation allowance on auto loans held-for-sale		(16,687)		—
Operating non-interest expense (non-GAAP)	$	866,596	$	774,117

*Key Performance Indicator*s

TABLE 46

Efficiency ratio

Year Ended December 31		2023		2022		2021
(dollars in thousands)						
Non-interest expense	$	915,436	$	826,392	$	733,168
Less: Amortization of intangibles		(20,116)		(13,868)		(12,117)
Less: OREO expense		(1,515)		(1,692)		(2,598)
Less: Merger-related expense		(2,215)		(45,259)		(1,764)
Less: Branch consolidation costs		—		(7,016)		(2,644)
Less: FDIC special assessment		(29,938)		—		—
Less: Valuation allowance on auto loans held-for-sale		(16,687)		—		—
Adjusted non-interest expense	$	844,965	$	758,557	$	714,045
Net interest income	$	1,316,504	$	1,119,780	$	906,476
Taxable equivalent adjustment		12,341		11,288		10,948
Non-interest income		254,332		323,553		330,419
Less: Net securities losses (gains)		67,432		(48)		(193)
Adjusted net interest income (FTE) + non-interest income	$	1,650,609	$	1,454,573	$	1,247,650
Efficiency ratio (FTE) (non-GAAP)		51.19 %		52.15 %		57.23 %

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is provided in the Market Risk section of MD&A, which is included in Item 7 of this Report, and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting

February 26, 2024

F.N.B. Corporation's internal control over financial reporting is a process effected by the Board of Directors, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and the Board of Directors; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013 framework). Based on that assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework* (2013 framework). Ernst & Young LLP, independent registered public accounting firm, has audited our internal control over financial reporting as stated in their Report of Independent Registered Public Accounting Firm.

F.N.B. Corporation

/s/ Vincent J. Delie, Jr.
By: Vincent J. Delie, Jr.
Chairman, President and Chief Executive Officer

/s/ Vincent J. Calabrese, Jr.
By: Vincent J. Calabrese, Jr.
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of F.N.B. Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses (ACL)

Description of the Matter

At December 31, 2023, the Company's net loan and lease portfolio was $32.3 billion with an associated ACL of $405.6 million. As discussed in Note 1 to the consolidated financial statements, the ACL is based on management's evaluation of the current estimate of lifetime credit losses at the balance sheet date. Management makes the estimate using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts under the Current Estimated Credit Losses (CECL) methodology. The ACL is composed of three components including quantitative reserves, including the impact of management's reasonable and supportable forecast of economic conditions; asset specific reserves; and qualitative reserves. The qualitative reserve captures the following factors, among others: regulatory, legal and technological environments; competition; forecast uncertainty; and events such as natural disasters.

The qualitative factors are necessary for management to capture risks not addressed by the quantitative models or reflected in the data used by the quantitative models. In many cases, qualitative factors are intended to capture the Company's expert credit judgment and as such are especially challenging to audit.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of the Company's controls over the ACL process, which include, among others, management's review and approval controls designed to assess the need for and level of qualitative factor adjustments to the ACL and the support for management's assessment.

To test the qualitative factor adjustments, we evaluated the appropriateness of management's methodology and assessed the basis for the adjustments and whether all relevant risks were reflected in the ACL. With the help of our specialists, we evaluated the conceptual soundness of the models used to develop the allowance for credit losses, including the appropriateness of the qualitative framework. Regarding the measurement of the qualitative factors, we evaluated the relevance and reliability of the internal and external data used to inform management's estimate, considered the existence of new or contrary information and evaluated the consistency of management's application of their qualitative framework. We evaluated the overall ACL, inclusive of the qualitative factor adjustments, and whether the amount appropriately reflects a reasonable estimate of lifetime losses by comparing the overall ACL to historical losses, peer data and other relevant information.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

Pittsburgh, Pennsylvania
February 26, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on Internal Control Over Financial Reporting

We have audited F.N.B. Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, F.N.B. Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 26, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 26, 2024

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share and per share data)

	December 31	
	2023	2022
Assets		
Cash and due from banks	$ 447	$ 443
Interest-bearing deposits with banks	1,129	1,231
Cash and Cash Equivalents	1,576	1,674
Debt securities available for sale (amortized cost of **$3,460** and $3,622; allowance for credit losses of **$0** and $0)	3,254	3,275
Debt securities held to maturity (fair value of **$3,593** and $3,687; allowance for credit losses of **$0** and $0)	3,911	4,087
Loans held for sale (includes **$150** and $91 measured at fair value) [1]	488	124
Loans and leases, net of unearned income of **$91** and $69 (includes **$45** and $12 measured at fair value) [1]	32,323	30,255
Allowance for credit losses on loans and leases	(406)	(402)
Net Loans and Leases	31,917	29,853
Premises and equipment, net	461	432
Goodwill	2,477	2,477
Core deposit and other intangible assets, net	69	89
Bank owned life insurance	660	653
Other assets	1,345	1,061
Total Assets	$ 46,158	$ 43,725
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 10,222	$ 11,916
Interest-bearing demand	14,809	15,100
Savings	3,465	4,142
Certificates and other time deposits	6,215	3,612
Total Deposits	34,711	34,770
Short-term borrowings	2,506	1,372
Long-term borrowings	1,971	1,093
Other liabilities	920	837
Total Liabilities	40,108	38,072
Stockholders' Equity		
Preferred stock - $0.01 par value; liquidation preference of $1,000 per share		
Authorized – 20,000,000 shares		
Issued – **110,877** shares	107	107
Common stock - $0.01 par value		
Authorized – 500,000,000 shares		
Issued – **374,939,537** and 374,907,245 shares	4	4
Additional paid-in capital	4,692	4,696
Retained earnings	1,669	1,370
Accumulated other comprehensive loss	(235)	(357)
Treasury stock – **16,110,120** and 14,437,135 shares at cost	(187)	(167)
Total Stockholders' Equity	6,050	5,653
Total Liabilities and Stockholders' Equity	$ 46,158	$ 43,725

(1) Amount represents loans for which we have elected the fair value option. See Note 26.

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions, except per share data)

	Year Ended December 31		
	2023	**2022**	**2021**
Interest Income			
Loans and leases, including fees	$ **1,754**	$ 1,117	$ 886
Securities:			
Taxable	**150**	117	86
Tax-exempt	**28**	27	29
Other	**41**	24	4
Total Interest Income	**1,973**	1,285	1,005
Interest Expense			
Deposits	**495**	108	47
Short-term borrowings	**78**	25	27
Long-term borrowings	**83**	32	24
Total Interest Expense	**656**	165	98
Net Interest Income	**1,317**	1,120	907
Provision for credit losses	**72**	64	1
Net Interest Income After Provision for Credit Losses	**1,245**	1,056	906
Non-Interest Income			
Service charges	**82**	86	74
Interchange and card transaction fees	**52**	51	48
Trust services	**43**	39	37
Insurance commissions and fees	**23**	24	25
Securities commissions and fees	**28**	24	22
Capital markets income	**27**	35	37
Mortgage banking operations	**21**	21	37
Dividends on non-marketable equity securities	**21**	12	9
Bank owned life insurance	**12**	12	15
Net securities gains (losses)	**(67)**	—	—
Other	**12**	19	26
Total Non-Interest Income	**254**	323	330
Non-Interest Expense			
Salaries and employee benefits	**462**	426	418
Net occupancy	**70**	68	58
Equipment	**91**	76	70
Amortization of intangibles	**20**	14	12
Outside services	**84**	73	71
Marketing	**17**	16	14
FDIC insurance	**61**	20	18
Bank shares and franchise taxes	**14**	14	13
Merger-related	**2**	45	2
Other	**94**	74	57
Total Non-Interest Expense	**915**	826	733
Income Before Income Taxes	**584**	553	503
Income taxes	**99**	114	98
Net Income	**485**	439	405
Preferred stock dividends	**8**	8	8
Net Income Available to Common Stockholders	$ **477**	$ 431	$ 397
Earnings per Common Share			
Basic	$ **1.32**	$ 1.23	$ 1.24
Diluted	$ **1.31**	$ 1.22	$ 1.23

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	Year Ended December 31		
	2023	**2022**	**2021**
Net income	$ **485**	$ 439	$ 405
Other comprehensive income (loss):			
Securities available for sale:			
Unrealized (losses) gains arising during the period, net of tax (benefit) expense of **$16,** $(79) and $(16)	**57**	(277)	(57)
Reclassification adjustment for losses included in net income, net of tax (benefit) expense of **$(15),** $0 and $0	**52**	—	—
Derivative instruments:			
Unrealized (losses) gains arising during the period, net of tax (benefit) expense of **$(2),** $(9) and $1	**(8)**	(30)	4
Reclassification adjustment for gains (losses) included in net income, net of tax expense (benefit) of **$5,** $2 and $4	**19**	8	14
Pension and postretirement benefit obligations:			
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of **$(1),** $(1) and $(5)	**2**	4	16
Other Comprehensive Income (Loss)	**122**	(295)	(23)
Comprehensive Income (Loss)	$ **607**	$ 144	$ 382

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2021	$ 107	$ 3	$ 4,087	$ 869	$ (39)	$ (68)	$ 4,959
Comprehensive income (loss)				405	(23)		382
Dividends declared:							
Preferred stock: $72.52/share				(8)			(8)
Common stock: $0.48/share				(156)			(156)
Issuance of common stock		—	3			(6)	(3)
Repurchase of common stock						(43)	(43)
Restricted stock compensation			19				19
Balance at December 31, 2021	107	3	4,109	1,110	(62)	(117)	5,150
Comprehensive income (loss)				439	(295)		144
Dividends declared:							
Preferred stock: $72.52/share				(8)			(8)
Common stock: $0.48/share				(171)			(171)
Issuance of common stock		—	1			(7)	(6)
Issuance of common stock – acquisitions		1	569				570
Repurchase of common stock						(43)	(43)
Restricted stock compensation			17				17
Balance at December 31, 2022	107	4	4,696	1,370	(357)	(167)	5,653
Comprehensive income				**485**	**122**		**607**
Dividends declared:							
Preferred stock: $72.52/share				**(8)**			**(8)**
Common stock: $0.48/share				**(174)**			**(174)**
Issuance of common stock		**—**	**(22)**	**(4)**		**16**	**(10)**
Repurchase of common stock						**(36)**	**(36)**
Restricted stock compensation			**18**				**18**
Balance at December 31, 2023	**$ 107**	**$ 4**	**$ 4,692**	**$ 1,669**	**$ (235)**	**$ (187)**	**$ 6,050**

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Year Ended December 31		
	2023	**2022**	**2021**
Operating Activities			
Net income	$ **485**	$ 439	$ 405
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:			
Depreciation, amortization and accretion	**78**	73	10
Provision for credit losses	**72**	64	1
Deferred tax expense (benefit)	**(6)**	11	15
Net securities losses	**67**	—	—
Loans originated for sale	**(1,114)**	(1,042)	(2,034)
Loans sold	**1,071**	1,239	1,946
Net gain on sale of loans	**(5)**	(38)	(53)
Net change in:			
Interest receivable	**(34)**	(42)	14
Interest payable	**38**	21	(3)
Bank owned life insurance, excluding purchases	**(7)**	(6)	3
Other, net	**(222)**	499	226
Net cash flows provided by (used in) operating activities	**423**	1,218	530
Investing Activities			
Net change in loans and leases, excluding sales and transfers	**(2,442)**	(2,831)	558
Debt securities available for sale:			
Purchases	**(1,008)**	(880)	(1,683)
Sales	**581**	459	—
Maturities/payments	**517**	735	1,634
Debt securities held to maturity:			
Purchases	**(190)**	(1,200)	(1,448)
Maturities/payments	**369**	569	844
Increase in premises and equipment	**(88)**	(95)	(58)
Net cash received in business acquisitions	**—**	188	—
Net cash flows provided by (used in) investing activities	**(2,261)**	(3,055)	(153)
Financing Activities			
Net change in:			
Demand (non-interest-bearing and interest-bearing) and savings accounts	**(2,662)**	(108)	3,406
Time deposits	**2,600**	366	(802)
Short-term borrowings	**1,134**	(179)	(267)
Proceeds from issuance of long-term borrowings	**1,230**	381	25
Repayment of long-term borrowings	**(352)**	(231)	(438)
Repurchases of common stock	**(36)**	(43)	(43)
Cash dividends paid:			
Preferred stock	**(8)**	(8)	(8)
Common stock	**(174)**	(171)	(156)
Other, net	**8**	11	16
Net cash flows provided by (used in) financing activities	**1,740**	18	1,733
Net Increase (Decrease) in Cash and Cash Equivalents	**(98)**	(1,819)	2,110
Cash and cash equivalents at beginning of year	**1,674**	3,493	1,383
Cash and Cash Equivalents at End of Year	$ **1,576**	$ 1,674	$ 3,493

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and our consolidated subsidiaries, unless the context indicates that we refer only to the parent company, F.N.B. Corporation. When we refer to "FNBPA" in this Report, we mean our bank subsidiary, First National Bank of Pennsylvania, and its subsidiaries.

NATURE OF OPERATIONS

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2023, we had 346 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia.

We provide a full range of commercial banking, consumer banking, and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA, founded in 1864. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements include subsidiaries in which we have a controlling financial interest. We own and operate FNBPA, FNTC, First National Investment Services Company, LLC, FNBIA, FNIA, Bank Capital Services, LLC, F.N.B. Capital Corporation, LLC and Waubank Securities, LLC, and include results for each of these entities in the accompanying Consolidated Financial Statements.

Companies in which we hold a controlling financial interest, or are a VIE, in which we have the power to direct the activities of an entity that most significantly impact the entity's economic performance and have an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE, are consolidated. For a voting interest entity, a controlling financial interest is generally where we hold more than 50% of the outstanding voting shares. VIEs in which we do not hold the power to direct the activities of the entity that most significantly impact the entity's economic performance or an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE are not consolidated. Investments in companies that are not consolidated are accounted for using the equity method when we have the ability to exert significant influence or the cost method when we do not have the ability to exert significant influence. Investments in private investment partnerships that are accounted for under the equity method or the cost method are included in other assets and our proportional interest in the equity investments' earnings are included in other non-interest income. Investment interests accounted for under the cost and equity methods are periodically evaluated for impairment.

The accompanying Consolidated Financial Statements include all adjustments that are necessary, in the opinion of management, to fairly reflect our financial position and results of operations in accordance with GAAP. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to the current period presentation. Such reclassifications had no impact on our net income and stockholders' equity. Events occurring subsequent to December 31, 2023 have been evaluated for potential recognition or disclosure in the Consolidated Financial Statements through the date of the filing of the Consolidated Financial Statements with the SEC.

Use of Estimates

Our accounting and reporting policies conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could materially differ from those estimates. Material estimates that are particularly susceptible to significant changes include the ACL, fair value of financial instruments, goodwill and other intangible assets and income taxes and DTAs.

Adoption of New Accounting Standards

<u>*Reference Rate Reform.*</u> In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting* (Topic 848), as amended, which provides optional guidance for a limited period of time to ease the potential burden in accounting for changes in financial reporting brought about by RRR for affected contractual modifications of floating rate financial instruments indexed to interbank offering rates and hedge accounting relationships.

The expedients, exceptions and elections provided by RRR are permitted to be adopted any time through December 31, 2024 and do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for certain optional expedients elected for certain hedging relationships existing as of December 31, 2024.

In general, RRR provides, when certain criteria are met, optional expedients and exceptions regarding the accounting for contract modifications, hedging relationships and other transactions affected by RRR. It also allows for a one-time transfer or sale of qualifying HTM securities.

We adopted RRR on October 1, 2020, and the guidance will be followed until the Update terminates on December 31, 2024. The adoption did not have a material impact on our consolidated financial position or results of operations.

<u>*Loans*</u>   Effective January 1, 2023, we adopted the provisions of ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, which eliminated the accounting for troubled debt restructurings (TDRs) while expanding loan modification and vintage disclosure requirements. The ASU has been applied prospectively. The adoption did not result in a material impact to our Consolidated Financial Statements.

Under ASU 2022-02, the corporation is required to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. Modifications granted to borrowers experiencing financial difficulty may be in the form of an interest rate reduction, an other-than-insignificant payment delay, a term extension, principal forgiveness or a combination thereof (collectively referred to as Troubled Debt Modifications or TDMs). Modifications that do not impact the contractual payment terms, such as covenant waivers, and insignificant payment deferrals are not included in the disclosures. The Corporation uses various indicators to identify borrowers in financial difficulty. Consumer loan borrowers that are delinquent and commercial loan borrowers that are rated substandard or worse are the primary criteria used to identify borrowers who are experiencing financial difficulty.

The presentation of our loan modification disclosures has been updated to reflect information on loan modifications given to borrowers experiencing financial difficulty and can be found within Note 6, *Loans and Leases*. Additionally, our vintage disclosures have been updated to reflect gross charge-offs by year of origination.

Prior to the adoption of ASU 2022-02, the Corporation accounted for certain loan modifications and restructurings as TDRs. In general, a modification or restructuring of a loan constituted a TDR if the Corporation granted a concession to a borrower experiencing financial difficulty.

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under the acquisition method, identifiable assets acquired and liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values as of that date, and are recognized separately from goodwill. Results of operations of the acquired entities are included in the Consolidated Statements of Income from the date of acquisition.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in transit and amounts due from the FRB and other depository institutions (including interest-bearing deposits).

Debt Securities

Debt securities can be classified as trading, HTM or AFS securities. As of December 31, 2023 and 2022, we did not hold any trading debt securities. Interest income on debt securities includes amortization of purchase premiums or accretion of discounts. Premiums and discounts on debt securities are generally amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable debt securities are amortized to their earliest call date. A debt security is placed on non-accrual when principal or interest becomes greater than 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

HTM debt securities are securities that management has the positive intent and ability to hold until their maturity. Such securities are carried at amortized cost. For certain HTM securities we have an expectation of zero expected credit losses. Based on a long history with no credit losses, high credit ratings, guarantees, and/or implied risk-free characteristics, we expect the non-payment risk associated with our UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae and SBA securities to be zero, and accordingly, have no ACL on those securities. We believe that these qualitative factors are indicators that historical credit loss information should be nominally impacted, if at all, by current conditions and R&S forecasts. As such, we believe that without a change in these indicators, we may continue to assume zero credit losses on securities concluded to exhibit those factors. We also have a portfolio of HTM debt securities where we do not expect credit losses to be zero. This portfolio consists of high-grade municipal securities. To calculate the expected credit losses on these securities we group securities by major security type, rating and maturity and apply respective cumulative default rates from a third-party data provider. The baseline credit loss estimate is adjusted using a qualitative approach to account for potential variability in probabilities of default data for current conditions and R&S forecasts. Where available, expected credit losses take into consideration any enhancement a security has such as insurance, a guarantee or state aid.

Debt securities that are not classified as trading or HTM are classified as AFS and are carried at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level.

For AFS debt securities in an unrealized loss position, we first determine whether we have the intent to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If the criteria for intent or requirement to sell is met, the security's amortized cost is written down to fair value and the write down is charged against the ACL with any incremental impairment reported in earnings in the Provision for Credit Losses line on the Consolidated Statements of Income. For AFS debt securities that do not meet the criteria for intent or requirement to sell, we evaluate whether the decline in fair value has resulted from credit losses or other factors. We first qualitatively evaluate each security to assess whether a potential credit loss exists. If as a result of this qualitative analysis we expect to get all of our principal back, then we conclude that the present value of expected cash flows equals or exceeds its amortized cost and no credit loss exists. If it was determined that a potential credit loss exists, we compare the present value of cash flows expected to be collected with our amortized cost basis. The credit loss is recorded through the ACL and limited to the amount the fair value is less than the amortized cost basis. We have made an accounting policy election for each major security type of AFS debt securities to adjust the effective interest rate used to discount expected cash flows to consider the timing of expected cash flows resulting from expected prepayments. Impairment for noncredit-related factors is recorded in OCI, net of income taxes.

Changes in the ACL are recorded as a provision for credit loss expense. Losses are charged against the ACL when an AFS debt security is not collectible or when we believe the criteria regarding the intent or requirement to sell is met.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to us as deemed appropriate.

Derivative Instruments and Hedging Activities

From time to time, we may enter into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Foreign exchange derivatives are entered into to accommodate the needs of customers. All derivative instruments are carried at fair value on the Consolidated Balance Sheets as either an asset or liability. Accounting for the changes in fair value of a derivative is dependent upon whether it has been designated in a formal, qualifying hedging relationship. For derivatives in qualifying hedging relationships, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking each hedge transaction. Cash flows from hedging activities are classified in the same category as the items hedged.

Changes in fair value of a derivative instrument that has been designated and qualifies as a cash flow hedge, including any ineffectiveness, are recorded in AOCI, net of tax. Amounts are reclassified from AOCI to the Consolidated Statements of Income in the same line item used to present the earnings effect of the hedged item in the period or periods in which the hedged transaction affects earnings.

At the hedge's inception, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. At each reporting period thereafter, a statistical regression or qualitative analysis is performed to evaluate hedge effectiveness. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

We also enter into interest rate swap agreements to meet the interest rate risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. We then enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer agreements. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. We seek to minimize counterparty credit risk by entering into transactions with only high-quality institutions and using collateral agreements and other contract provisions. These arrangements meet the definition of derivatives, but are not designated as qualifying hedging relationships. The interest rate swap agreement with the loan customer and with the counterparty are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any changes in fair value recognized in current period earnings.

Loans Held for Sale and Loan Commitments

Certain of our residential mortgage loans are originated or purchased for sale in the secondary mortgage loan market. We make an automatic election to account for all originated or purchased residential mortgage loans held for sale under the FVO. The FVO election is intended to better reflect the underlying economics and better facilitate the economic hedging of the loans. The FVO is applied on an instrument-by-instrument basis and is an irrevocable election. Additionally, with the election of the FVO, fees and costs associated with the origination and acquisition of residential mortgage loans held for sale are expensed as incurred, rather than deferred. Changes in fair value under the FVO are recorded in mortgage banking operations non-interest income on the Consolidated Statements of Income. Fair value is determined on the basis of rates obtained in the respective secondary market for the type of loan held for sale. Gain or loss on the sale of loans is recorded in mortgage banking operations non-interest income. Interest income on loans held for sale is recorded in interest income.

We routinely issue IRLCs for residential mortgage loans that we intend to sell. These IRLCs are considered derivatives. We also enter into loan sale commitments to sell these loans when funded to mitigate the risk that the market value of residential mortgage loans may decline between the time the rate commitment is issued to the customer and the time we sell the loan. These loan sale commitments are also derivatives. Both types of derivatives are recorded at fair value on the Consolidated Balance Sheets with changes in fair value recorded in mortgage banking operations non-interest income.

We also originate loans guaranteed by the SBA for the purchase of businesses, business startups, business expansion, equipment and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans originated with the intention to sell on the secondary market are classified as held for sale and carried at the lower of cost or fair value. At the time of the sale, we allocate the carrying value of the entire loan between the guaranteed portion sold and the unguaranteed portion retained based on their relative fair value which results in a discount recorded on the retained portion of the loan. The guaranteed portion is typically sold at a premium and the gain is recognized in other income for any net premium received in excess of the relative fair value of the portion of the loan transferred. The net carrying value of the retained portion of the loans is included in the appropriate commercial loan classification for disclosure purposes.

Loans

Loans we intend to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of the ACL. Amortized cost primarily consists of the principal balances outstanding, deferred origination fees or costs and premiums or discounts on purchased loans. Interest income on loans is computed over the term of the loans using the effective interest method. Loan origination fees or costs, premiums or discounts are deferred and amortized over the term of the loan or loan commitment period as an adjustment to the related loan yield.

Non-performing Loans

We place loans on non-accrual status and discontinue interest accruals on loans generally when principal or interest is due and has remained unpaid for a certain number of days, unless the loan is both well secured and in the process of collection. Commercial loans and leases are placed on non-accrual at 90 days, installment loans are placed on non-accrual at 120 days and residential mortgages and consumer lines of credit are generally placed on non-accrual at 180 days, though we may place a loan on non-accrual prior to these past due thresholds as warranted. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed against interest income and the amortization of deferred fees and costs is suspended. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured. Loans are charged-off against the ACL and recoveries of amounts previously charged-off are credited to the ACL when realized.

Allowance for Credit Losses on Loans and Leases

We estimate the ACL on loans and leases using relevant available information, from internal and external sources, relating to past events, current conditions, and R&S forecasts under the CECL methodology. The ACL is measured on a collective (pool) basis when similar risk characteristics exist. Our portfolio segmentation is characterized by similarities in initial measurement, risk attributes, and the manner in which we monitor and assess credit risk and is comprised of commercial real estate, commercial and industrial, commercial leases, commercial other, direct installment, residential mortgages, indirect installment and consumer lines of credit.

The ACL on loans and leases represents our current estimate of lifetime credit losses in our loan portfolio at the balance sheet date. In determining the ACL, we estimate expected future losses for the loan's entire contractual term adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications. The ACL is the sum of three components: quantitative (formulaic or pooled) reserves; asset specific / individual loan reserves; and qualitative (judgmental) reserves.

Quantitative Component

We use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component probability of default (PD)/LGD/exposure at default (EAD) models as well as less complex estimation methods for smaller loan portfolios.

- PD: This component model is used to estimate the likelihood that a borrower will cease making payments as agreed. The major contributors to this are the borrower credit attributes and macro-economic trends.

- LGD: This component model is used to estimate the loss on a loan once a loan is in default.

- EAD: Estimates the loan balance at the time the borrower stops making payments. For all term loans, an amortization based formulaic approach is used for account level EAD estimates. We calculate EAD using a portfolio specific method in each of our revolving product portfolios.

Asset Specific / Individual Component

Loans that do not share risk characteristics are generally evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. We have elected to apply the practical expedient to measure expected credit losses of a collateral dependent asset using the fair value of the collateral, less any costs to sell.

Individual reserves are determined as follows:

- For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell.

- For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve impairment.

The ACL also includes identified qualitative factors related to distinctive risk factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors to ensure the ACL reflects our best estimate of CECL.

While our reserve methodologies strive to reflect all relevant risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between estimates and actual outcomes. We may adjust reserves to reflect such risks. The ACL also includes factors that may not be directly measured in the determination of individual or collective reserves. Such qualitative factors may include:

- Lending policies and procedures, including changes in policies and underwriting standards and practices for collections, write-offs, and recoveries;

- The experience, ability, and depth of lending, investment, collection, and other relevant personnel;

- The quality of the institution's credit review function;

- Concentrations of credit or changes in the level of such concentration;

- The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors; and

- Forecast uncertainty and imprecision.

Liability for Credit Losses on Unfunded Lending-Related Commitments

The AULC is management's estimate of credit losses inherent in our unfunded loan commitments, such as commercial and industrial revolving loan facilities, commercial real estate construction projects and home equity lines of credit, and is included in other liabilities on the Consolidated Balance Sheets. The AULC is estimated over the contractual period in which we are exposed to credit risk for obligations which are not unconditionally cancellable by us. The AULC is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Consistent with our estimation process on our loan and lease portfolio, we use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller portfolios.

Purchased Credit Deteriorated Loans and Leases

We have purchased loans and leases, some of which have experienced more than insignificant credit deterioration since origination and have established criteria to assess whether a purchased financial asset, or group of assets, should be accounted for as PCD on the acquisition date. The selection of which criteria to apply, or the addition of new criteria, to a specific acquisition will be based on the facts and circumstances at the time of review, as well as the availability of information supplied by the acquiree. Generally, more-than-insignificant deterioration in credit quality since origination would include risk ratings of special mention or below, inconsistency of loan payments, non-accrual status at the time of acquisition, or loans modified in a TDM, in bankruptcy or for regulatory purposes.

PCD loans are recorded at the amount paid. The initial ACL is determined using the same methodology as other loans held for investment on a collective basis and is allocated to individual loans. The sum of the loan's purchase price and the ACL becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the ACL are recorded through the provision for credit losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Leasehold improvements are expensed over the lesser of the asset's estimated useful life or the term of the lease including renewal periods when reasonably assured. Useful lives are dependent upon the nature and condition of the asset and range from 3 to 39 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to expense over the identified useful life. Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Cloud Computing Arrangements

We evaluate fees paid for cloud computing arrangements to determine if those arrangements include the purchase of or license to use software that should be accounted for separately as internal-use software. If a contract includes the purchase or license to use software that should be accounted for separately as internal-use software, the contract is amortized over the software's identified useful life in amortization of intangibles. For contracts that do not include a software license, the contract is accounted for as a service contract with fees paid recorded in other non-interest expense.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO acquired in settlement of indebtedness is included in other assets initially at fair value of the asset less estimated selling costs. Subsequent to acquisition, OREO is accounted for at the lower of amortized cost or fair value less estimated selling costs. Changes to the value subsequent to transfer are recorded in non-interest expense along with direct operating expenses. Gains or losses not previously recognized resulting from sales of OREO are recognized in non-interest income on the date of sale.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as core deposit intangibles, customer relationship intangibles and renewal lists, are amortized over their estimated useful lives and subject to periodic impairment testing. Core deposit intangibles are primarily amortized over ten years using accelerated methods. Customer renewal lists are amortized over their estimated useful lives which range from eight to thirteen years.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform impairment testing during the fourth quarter of each year, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

Quarterly, we perform a goodwill impairment assessment. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity- and reporting-unit specific considerations. If we conclude it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. If the quantitative assessment results in the fair value of the reporting unit exceeding its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded for the excess, limited to the amount of goodwill assigned to a reporting unit.

Determining the fair value of a reporting unit under the goodwill impairment test is judgmental and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rates reflecting the market rate of return, projected growth rates and determination and evaluation of appropriate market comparables.

Loan Servicing Rights

We have two primary classes of servicing rights, residential mortgage loan servicing and SBA-guaranteed loan servicing. We recognize the right to service residential mortgage loans and SBA-guaranteed loans for others as an asset whether we purchase the servicing rights or as a result from a sale of loans that we originated or purchased when the servicing is contractually separated from the underlying loan and retained by us.

We initially record servicing rights at fair value in other assets on the Consolidated Balance Sheets. Subsequently, servicing rights are measured at the lower of cost or fair value. Servicing rights are amortized in proportion to, and over the period of, estimated net servicing income in mortgage banking operations non-interest income for residential mortgage loans and other non-interest income for SBA-guaranteed loans. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections.

MSRs are separated into pools based on common risk characteristics of the underlying loans and evaluated for impairment at least quarterly. SBA-guaranteed servicing rights are evaluated for impairment at least quarterly on an aggregate basis. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. If impairment exists at the pool level for residential mortgage loans or on an aggregate basis for SBA-guaranteed loans, the servicing right is written down through a valuation allowance and is charged against mortgage banking operations non-interest income or other non-interest income, respectively.

Bank Owned Life Insurance

We have purchased life insurance policies on certain current and former directors, officers and employees for which the Corporation is the owner and beneficiary. These policies are recorded in the Consolidated Balance Sheets at their cash surrender value, or the amount that could be realized by surrendering the policies. Tax-exempt income from death benefits and changes in the net cash surrender value are recorded in BOLI non-interest income.

Low Income Housing Tax Credit Partnerships

We invest in various affordable housing projects that qualify for LIHTCs. The net investments are recorded in other assets on the Consolidated Balance Sheets. These investments generate a return through the realization of federal tax credits. We use the proportional amortization method to account for a majority of our investments in these entities. LIHTCs that do not meet the requirements of the proportional amortization method are recognized using the equity method.

Leases

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in our Consolidated Balance Sheets the obligation to make lease payments and a right-of-use asset representing our right to use the underlying asset for the lease term. For an operating lease, the right-of-use asset and lease liability are included in other assets and other liabilities, respectively. Finance leases are included in premises and equipment, and other liabilities. We do not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. Right-of-use assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rate which is derived by reference to FNB's secured borrowing rate. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is recognized using the effective interest method. Certain of our lease agreements include variable rental payments based on a percentage of transactions and others include variable rental payments that periodically adjust to rates and charges stated in the agreements. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the right-of-use asset is written down and the remaining balance is subsequently amortized on a straight-line basis. We have real estate lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

As a lessor, when a lease meets certain criteria indicating that we effectively have transferred control of the underlying asset to the customer, the lease is classified as a sales-type lease. When a lease does not meet the criteria for a sales-type lease but meets the criteria of a direct financing lease, the lease is classified as a direct financing lease. When none of the required criteria for sales-type lease or direct-financing lease are met, the lease is classified as an operating lease.

Both sales-type leases and direct financing leases are recognized as a net investment in the lease on the Consolidated Balance Sheets. The net investment comprises the lease receivable including any residual value of the underlying asset that is guaranteed by the customer or any other third party unrelated to us and the unguaranteed residual value of the underlying asset. Operating lease income is recognized over the lease term on a straight-line basis. We do not evaluate whether sales taxes and similar taxes imposed by a governmental authority on lease transactions and collected by us are our primary obligation as owner of the underlying leased asset and exclude from lease income all taxes collected.

Revenue from Contracts with Customers

We earn certain revenues from contracts with customers. These revenues are recognized when control of the promised services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in an exchange for those services.

In determining the appropriate revenue recognition for our contracts with customers, we consider whether the contract has commercial substance and is approved by both parties with identifiable contractual rights, payment terms, and the collectability of consideration is probable. Generally, we satisfy our performance obligations upon the completion of services at the amount to which we have the right to invoice or charge under contracts with an original expected duration of one year or less. We apply this guidance on a portfolio basis to contracts with similar characteristics and for which we believe the results would not differ materially from applying this guidance to individual contracts.

Our services provided under contracts with customers are transferred at the point in time when the services are rendered. Generally, we do not defer incremental direct costs to obtain contracts with customers that would be amortized in one year or less under the practical expedient. These costs are recognized as expense, primarily salary and benefit expense, in the period incurred.

Deposit Services. We recognize revenue on deposit services based on published fees for services provided. Demand and savings deposit customers have the right to cancel their depository arrangements and withdraw their deposited funds at any time without prior notice. When services involve deposited funds that can be retrieved by customers without penalties, we consider the service contract term to be day-to-day, where each day represents the renewal of the contract. The contract does not extend beyond the services performed and revenue is recognized at the end of the contract term (daily) as the performance obligation is satisfied.

No deposit services fees exist for long-term deposit products beyond early withdrawal penalties, which are earned on these products at the time of early termination.

Revenues from deposit services fees are reduced where we have a history of waived or reduced fees by customer request or due to a customer service issue, by historical experience, or another acceptable method in the same period as the related revenues. Revenues from deposit services are reported in the Consolidated Statements of Income as service charges and in the Community Banking segment as non-interest income.

Wealth Management Services. Wealth advisory and trust services are provided on a month-to-month basis and invoiced as services are rendered. Fees are based on a fixed amount, or a scale based on the level of services provided or assets under management. The customer has the right to terminate their services agreement at any time. We determine the value of services performed based on the fee schedule in effect at the time the services are performed. Revenues from wealth advisory and trust services are reported in the Consolidated Statements of Income as trust services and securities commissions and fees, and in the Wealth segment as non-interest income.

Insurance Services. Insurance services include full-service insurance brokerage services offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals within our geographic markets. We recognize revenue on insurance contracts in effect based on contractually specified commission payments on premiums that are paid by the customer to the insurance carrier. Contracts are cancellable at any time, and we have no performance obligation to the customers beyond the time the insurance is placed into effect. Revenues from insurance services are reported in the Consolidated Statements of Income as insurance commissions and fees, and in the Insurance segment in the Business Segments footnote as non-interest income.

Other Services. Other services primarily consist of fees generated from various ancillary revenue streams including capital markets revenue and miscellaneous consumer fees. A large portion of capital markets revenue consists of swap fee income, and this income is recognized during the period of swap execution. Revenues from other services are recognized when, or as, the performance obligation is satisfied and are reported in the Consolidated Statements of Income as non-interest income.

Income Taxes

We file a consolidated federal income tax return. The provision for federal and state income taxes is based on income reported on the Consolidated Financial Statements, rather than the amounts reported on the respective income tax returns. DTAs and DTLs are computed using tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be realized. The effect on DTAs and DTLs resulting from a change in tax rates is recognized as income or expense in the period that the change in tax rates is enacted.

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of certain tax credits and in the calculation of the deferred income tax expense or benefit associated with certain DTAs and DTLs. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period. We recognize interest and/or penalties related to income tax matters in income tax expense.

We assess the likelihood that we will be able to recover our DTAs. If recovery is not likely, we will increase our valuation allowance against the DTAs that are unlikely to be recovered by recording a provision for income taxes. We believe that we will ultimately recover the DTAs recorded on our Consolidated Balance Sheets.

We periodically review the tax positions we take on our tax return and apply a more likely than not recognition threshold for all tax positions that are uncertain. The amount recognized in the Consolidated Financial Statements is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Marketing Costs

Marketing costs are generally expensed as incurred.

Per Share Amounts

Earnings per common share is computed using net income available to common stockholders, which is net income adjusted for preferred stock dividends.

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding, net of unvested shares of restricted stock.

Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares issuable for stock options and restricted shares, as calculated using the treasury stock method. Adjustments to net income available to common stockholders and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share. The assumed proceeds from applying the treasury stock method when computing diluted earnings per share excludes the amount of excess tax benefits that would have been recognized in accumulated paid-in capital.

Retirement Plans

We sponsor retirement plans for our employees. The calculation of the obligations and related expenses under these plans requires use of actuarial valuation methods and assumptions. The plans utilize assumptions and methods including reflecting trust assets at their fair value for the qualified pension plans and recognizing the overfunded and underfunded status of the plans on our Consolidated Balance Sheets. Gains and losses, prior service costs and credits are recognized in AOCI, net of tax, until they are amortized, or immediately upon curtailment.

Stock-Based Compensation

Our stock-based compensation awards require the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards, including stock options and restricted stock units, made to employees and stock awards made to directors. Generally, these restricted stock unit awards to employees vest over a three-year service period and the stock awards made to non-employee directors vest over a one-year period.

We are required to estimate the fair value of stock-based awards on the date of grant. For time-based awards, the value of the award is recognized as expense in our Consolidated Statements of Income over the shorter of requisite service periods or the period through the date that the employee first becomes eligible to retire.

We granted restricted stock unit awards with multiple conditions, both performance and market conditions. These awards are accounted for by considering the market condition in the grant date fair value and recognizing compensation expense over the service period based on the grant date fair value and the probability that the performance condition will be met. We account for forfeitures as they occur.

NOTE 2.   NEW ACCOUNTING STANDARDS

The following table summarizes accounting pronouncements issued by the FASB that we recently adopted or will be adopting in the future.

TABLE 2.1

Standard	Description	Financial Statements Impact
Income Taxes		
ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures	This Update requires public business entities to disclose additional categories of information about federal, state, and foreign income taxes in the tabular rate reconciliation table. Additionally, entities must provide more details regarding reconciling items in some categories if the items are equal to or greater than a specified quantitative threshold. This Update also requires all entities to annually disclose income taxes paid, net of refunds received, disaggregated by federal, state, and foreign taxes and further disaggregated by jurisdiction based on a specified quantitative threshold.	This Update is to be applied using a prospective method with an option to apply it retrospectively for each period presented and will be effective as of January 1, 2025. Early adoption is permitted. We are currently evaluating the effect this Update will have on our consolidated financial statements, the related disclosures and our processes, systems, and controls related to disclosures.
Segment Reporting		
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure	This Update requires all public entities to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required in annual disclosures.	This Update is to be applied using a retrospective method to all prior periods presented and will be effective for annual periods beginning on January 1, 2024, and interim periods beginning on January 1, 2025. Early adoption is permitted. We do not expect the adoption of this Update to materially impact our consolidated financial statements and we are currently evaluating the effect this Update will have on the related disclosures.

Standard	Description	Financial Statements Impact
Tax Equity Investments		
ASU 2023-02, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	This Update expands the use of the proportional amortization method of accounting, previously only allowable for LIHTC investments, to equity investments in other tax credit structures that meet certain criteria. The Update also removed the specialized guidance for LIHTC investments that are not accounted for using the proportional amortization method or equity method and require that those investments are accounted for using Topic 321 regarding equity investments.	This Update is to be applied using either a modified retrospective or a retrospective method and will be effective as of January 1, 2024. Early adoption of this Update is permitted. We plan to adopt this Update on January 1, 2024. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.
Troubled Debt Restructuring and Charge-offs		
ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*	This Update eliminates the recognition and measurement guidance on TDRs for creditors that have adopted ASC 326 and requires entities to apply loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The Update requires enhanced disclosures for certain loan modifications by creditors when a borrower is experiencing financial difficulty if the modification includes principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, a term extension, or a combination of those modification types. This Update also requires public business entities to present current-period gross write-offs by year of origination in their vintage disclosures.	This Update is to be applied using a prospective method. For the transition method related to TDRs, an entity has the option to apply a modified retrospective transition method. We adopted this Update on January 1, 2023, on a prospective basis for all amendments. Adoption of this Update did not have a material impact on our consolidated financial statements.

NOTE 3.   MERGERS AND ACQUISITIONS

Howard Bancorp, Inc.

On January 22, 2022, we completed our acquisition of Howard, a bank holding company headquartered in Baltimore City, Maryland. The acquisition enhanced our presence in the Mid-Atlantic Region. Additionally, cost savings, efficiencies and other benefits were realized from the combined operations. On the acquisition date, Howard had assets with a net book value of approximately $2.4 billion, including $1.8 billion in both loans and deposits. The acquisition was valued at approximately $443 million and resulted in the issuance of 34,074,495 shares of our common stock in exchange for 18,930,329 shares of Howard common stock. We also acquired restricted stock units and the fully vested outstanding stock options of Howard.

This merger was accounted for in accordance with the acquisition method of accounting. Fair values for all assets and liabilities are presented in Table 3.1. Determining the fair value of assets and liabilities is a complex process involving significant judgment regarding estimates and assumptions used to calculate fair values. We have completed the review of valuations for the acquired assets and liabilities.

Goodwill related to the Howard acquisition was recorded in the Community Banking business segment and is not deductible for income tax purposes as the acquisition was accounted for as a tax-free exchange for tax purposes. We incurred merger expenses relating to the Howard acquisition of $31.0 million in 2022. We did not record any merger expenses relating to the Howard acquisition in 2023.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. We consider various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to nonperforming status, delinquency, risk ratings, loan modification classification, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. As part of the Howard acquisition, we acquired PCD loans and leases of $186.9 million. We established an ACL at acquisition of $10.0 million with a corresponding gross-up to the amortized cost of the PCD loans and leases. The non-credit discount on the PCD loans and leases was $5.4 million and the Day 1 fair value was $171.5 million. The initial provision expense for non-PCD loans associated with the Howard acquisition was $19.1 million.

We integrated the systems and the operating activities of Howard into FNB in February 2022. Due to that integration, it is impracticable to disclose the revenue from the Howard assets acquired and income before income taxes subsequent to the acquisition.

UB Bancorp

On December 9, 2022, we completed our acquisition of Union, a bank holding company based in Greenville, North Carolina. This acquisition further increases our presence in North Carolina and adds low-cost granular deposits which continue to be value accretive in the current economic environment. On the acquisition date, Union had assets with a net book value of approximately $1.1 billion, including $0.7 billion in loans and $1.0 billion in deposits. The acquisition was valued at approximately $126 million and resulted in the issuance of 9,672,691 shares of our common stock in exchange for 6,008,123 shares of Union common stock.

This merger was accounted for in accordance with the acquisition method of accounting. Fair values for all assets and liabilities are presented in Table 3.1. Determining the fair value of assets and liabilities is a complex process involving significant judgment regarding estimates and assumptions used to calculate fair values. We have completed the review of valuations for the acquired assets and liabilities.

Goodwill related to the Union acquisition was recorded in the Community Banking business segment and is not deductible for income tax purposes as the acquisition was accounted for as a tax-free exchange for tax purposes. We incurred merger expenses relating to the Union acquisition of $2.2 million and $14.3 million for 2023 and 2022, respectively. We recorded core deposit intangibles of $41 million which reflect the much higher cost of alternative funding given the higher interest rate environment at the time of acquisition.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. We consider various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to non-performing status, delinquency, risk ratings, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. As part of the Union acquisition, we acquired PCD loans and leases of $36.9 million. We established an ACL at acquisition of $1.8 million with a corresponding gross-up to the amortized cost of the PCD loans and leases. The non-credit discount on the PCD loans and leases was $0.5 million and the Day 1 fair value was $34.7 million. The initial provision expense for non-PCD loans associated with the Union acquisition was $9.4 million.

We integrated the systems and the operating activities of Union in December 2022. Due to that integration, it is impracticable to disclose the revenue from the Union assets acquired and income before income taxes subsequent to the acquisition.

The following table summarizes the amounts recorded on the consolidated balance sheets as of the respective acquisition dates in conjunction with the Howard and Union acquisitions discussed above.

TABLE 3.1

(in millions)	Howard		Union	
Fair value of consideration paid	$	443	$	126
Fair value of identifiable assets acquired:				
Cash and cash equivalents		75		113
Securities		321		212
Loans		1,780		652
Core deposit and other intangible assets		19		41
Fixed and other assets		156		59
Total identifiable assets acquired		2,351		1,077
Fair value of liabilities assumed:				
Deposits		1,831		956
Borrowings		247		30
Other liabilities		7		3
Total liabilities assumed		2,085		989
Fair value of net identifiable assets acquired		266		88
Goodwill recognized	$	177	$	38

NOTE 4. SECURITIES

The amortized cost and fair value of AFS debt securities are presented in the table below. There was no ACL associated with the AFS portfolio at December 31, 2023 and December 31, 2022. Accrued interest receivable on AFS debt securities totaled $9.6 million and $8.9 million at December 31, 2023 and 2022, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and the amortized cost basis of AFS debt securities.

TABLE 4.1

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt Securities AFS:							
December 31, 2023							
U.S. Treasury	$	422	$	—	$	(2)	$	420
U.S. government agencies		78		1		—		79
U.S. government-sponsored entities		227		—		(4)		223
Residential mortgage-backed securities:							
Agency mortgage-backed securities		814		—		(62)		752
Agency collateralized mortgage obligations		946		—		(114)		832
Commercial mortgage-backed securities		905		9		(30)		884
States of the U.S. and political subdivisions (municipals)		30		—		(3)		27
Other debt securities		38		—		(1)		37
Total debt securities AFS	$	3,460	$	10	$	(216)	$	3,254

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt Securities AFS:							
December 31, 2022							
U.S. Treasury	$	278	$	—	$	(21)	$	257
U.S. government agencies		107		1		—		108
U.S. government-sponsored entities		283		—		(21)		262
Residential mortgage-backed securities:							
Agency mortgage-backed securities		1,360		—		(128)		1,232
Agency collateralized mortgage obligations		1,110		—		(138)		972
Commercial mortgage-backed securities		430		—		(35)		395
States of the U.S. and political subdivisions (municipals)		33		—		(4)		29
Other debt securities		21		—		(1)		20
Total debt securities AFS	$	3,622	$	1	$	(348)	$	3,275

The amortized cost and fair value of HTM debt securities are presented in the following table. The ACL for the HTM portfolio was $0.28 million and $0.23 million at December 31, 2023 and 2022, respectively. Accrued interest receivable on HTM debt securities totaled $14.7 million and $14.0 million at December 31, 2023 and 2022, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and the amortized cost basis of HTM debt securities.

TABLE 4.2

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities HTM:								
December 31, 2023								
U.S. government agencies	$	1	$	—	$	—	$	1
U.S. government-sponsored entities		68		—		—		68
Residential mortgage-backed securities:								
Agency mortgage-backed securities		1,057		2		(101)		958
Agency collateralized mortgage obligations		824		—		(104)		720
Commercial mortgage-backed securities		929		4		(43)		890
States of the U.S. and political subdivisions (municipals)		1,017		2		(77)		942
Other debt securities		15		—		(1)		14
Total debt securities HTM	$	3,911	$	8	$	(326)	$	3,593

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities HTM:								
December 31, 2022								
U.S. government agencies	$	1	$	—	$	—	$	1
U.S. government-sponsored entities		52		—		—		52
Residential mortgage-backed securities:								
Agency mortgage-backed securities		1,178		—		(125)		1,053
Agency collateralized mortgage obligations		953		—		(120)		833
Commercial mortgage-backed securities		866		2		(50)		818
States of the U.S. and political subdivisions (municipals)		1,025		1		(107)		919
Other debt securities		12		—		(1)		11
Total debt securities HTM	$	4,087	$	3	$	(403)	$	3,687

During 2023, we sold $648.7 million of AFS securities resulting in a realized loss of $67.4 million as part of a proactive balance sheet management strategy. We reinvested the proceeds of the AFS securities sold with an average yield of 1.08% into securities with yields approximately 350 basis points higher and a similar duration and convexity profile. There were no significant gross gains or gross losses realized on securities during the twelve months ended December 31, 2022 or 2021. Unrealized losses on the AFS and HTM portfolios are due to the increase in market interest rates with 84.7% of these securities backed or sponsored by the U.S. government as of December 31, 2023.

As of December 31, 2023, the amortized cost and fair value of debt securities, by contractual maturities, were as follows:

TABLE 4.3

(in millions)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 357	$ 358	$ 2	$ 2
Due after one year but within five years	363	355	125	122
Due after five years but within ten years	41	40	217	206
Due after ten years	34	33	757	695
	795	786	1,101	1,025
Residential mortgage-backed securities:				
Agency mortgage-backed securities	814	752	1,057	958
Agency collateralized mortgage obligations	946	832	824	720
Commercial mortgage-backed securities	905	884	929	890
Total debt securities	$ 3,460	$ 3,254	$ 3,911	$ 3,593

Actual maturities may differ from contractual terms because security issuers may have the right to call or prepay obligations with or without penalties. Periodic principal payments are received on residential mortgage-backed securities based on the payment patterns of the underlying collateral.

Following is information relating to securities pledged:

TABLE 4.4

December 31	2023	2022
(dollars in millions)		
Securities pledged (carrying value):		
To secure public deposits, trust deposits and for other purposes as required by law	$ **6,190**	$ 6,403
As collateral for short-term borrowings	**250**	348
Securities pledged as a percent of total securities	**89.9 %**	91.7 %

Following are summaries of the fair values of AFS debt securities in an unrealized loss position for which an ACL has not been recorded, segregated by security type and length of time in a continuous loss position:

TABLE 4.5

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2023									
U.S. Treasury	—	$ —	$ —	2	$ 73	$ (2)	2	$ 73	$ (2)
U.S. government agencies	2	4	—	12	36	—	14	40	—
U.S. government-sponsored entities	1	25	—	7	123	(4)	8	148	(4)
Residential mortgage-backed securities:									
Agency mortgage-backed securities	—	—	—	104	750	(62)	104	750	(62)
Agency collateralized mortgage obligations	—	—	—	71	832	(114)	71	832	(114)
Commercial mortgage-backed securities	1	32	—	20	377	(30)	21	409	(30)
States of the U.S. and political subdivisions (municipals)	—	—	—	13	27	(3)	13	27	(3)
Other debt securities	2	9	—	7	17	(1)	9	26	(1)
Total	6	$ 70	$ —	236	$ 2,235	$ (216)	242	$ 2,305	$ (216)

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2022									
U.S. Treasury	3	$ 120	$ (7)	3	$ 137	$ (14)	6	$ 257	$ (21)
U.S. government agencies	6	46	—	8	4	—	14	50	—
U.S. government-sponsored entities	9	150	(8)	4	112	(13)	13	262	(21)
Residential mortgage-backed securities:									
Agency mortgage-backed securities	104	773	(58)	13	455	(70)	117	1,228	(128)
Agency collateralized mortgage obligations	49	455	(42)	23	517	(96)	72	972	(138)
Commercial mortgage-backed securities	16	302	(21)	5	94	(14)	21	396	(35)
States of the U.S. and political subdivisions (municipals)	4	7	(1)	10	22	(3)	14	29	(4)
Other debt securities	7	15	(1)	1	2	—	8	17	(1)
Total	198	$ 1,868	$ (138)	67	$ 1,343	$ (210)	265	$ 3,211	$ (348)

We evaluated the AFS debt securities that were in an unrealized loss position at December 31, 2023. Based on the credit ratings and implied government guarantee for these securities, we concluded the loss position is temporary and caused by the significant movement of interest rates since 2022 and does not reflect any expected credit losses. We do not intend to sell these AFS debt securities and it is not more likely than not that we will be required to sell these securities before the recovery of their amortized cost basis.

Credit Quality Indicators

We use credit ratings and the most recent financial information to help evaluate the credit quality of our credit-related AFS and HTM securities portfolios. Management reviews the credit profile of each issuer on an annual basis, and more frequently as needed. Based on the nature of the issuers and current conditions, we have determined that securities backed by the UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae, and the SBA have zero expected credit loss.

Our municipal bond portfolio with a carrying amount of $1.0 billion as of December 31, 2023 is highly rated with an average rating of AA and 100% of the portfolio having an A or better rating. All of the securities in the municipal portfolio are general obligation bonds. Geographically, municipal bonds support our primary footprint as 60% of the securities are from municipalities located in the primary states within which we conduct business. The average holding size of the securities in the municipal bond portfolio is $2.5 million. In addition to the strong stand-alone ratings, 61% of the municipal bonds have some formal credit enhancement (e.g., insurance) that strengthens the creditworthiness of the bond.

The ACL on the HTM municipal bond portfolio is calculated on each bond using:

- The bond's underlying credit rating, time to maturity and exposure amount;
- Credit enhancements that improve the bond's credit rating (e.g., insurance); and
- *Moody's U.S. Bond Defaults and Recoveries, 1970-2022 study.*

By using these components, we derive the expected credit loss on the HTM general obligation municipal bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our Commercial and Industrial Non-Manufacturing loan portfolio forecast adjustment as derived through our assessment of the loan portfolio as a proxy for our municipal bond portfolio.

Our corporate bond portfolio, with a carrying amount of $52.4 million as of December 31, 2023 primarily consists of subordinated debentures of banks within our footprint. The average holding size of the securities in the corporate bond portfolio is $2.9 million.

The ACL on the HTM corporate bond portfolio is calculated using:

- The bond's credit rating, time to maturity and exposure amount;
- *Moody's Annual Default Study, 03/13/2023;* and
- Most recent financial statements.

By using these components, we derive the expected credit loss on the HTM corporate bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our bank-wide loan portfolio forecast adjustment as derived through our assessment of FNBPA's loan portfolio as a proxy for our corporate bond portfolio.

For the years ending December 31, 2023 and 2022, we had no significant provision expense and no charge-offs or recoveries for the securities portfolio. The ACL on the HTM portfolio was $0.28 million, consisting of $0.06 million relating to the municipal bond portfolio and $0.22 million relating to other debt securities, as of December 31, 2023, and $0.07 million relating to the municipal bond portfolio and $0.16 million relating to other debt securities as of December 31, 2022. The AFS securities portfolios did not have an ACL at December 31, 2023 or 2022. At December 31, 2023 and 2022, there were no securities that were past due or on non-accrual at either date.

NOTE 5. OTHER SECURITIES

Following is a summary of non-marketable equity securities:

TABLE 5.1

December 31	2023	2022
(in millions)		
Federal Home Loan Bank stock	$ 218	$ 127
Federal Reserve Bank stock	142	140
Other non-marketable equity securities	1	1
Total non-marketable equity securities	$ 361	$ 268

We are a member of the FHLB of Pittsburgh and the FRB of Cleveland. Both institutions require members to purchase and hold a specified minimum level of stock based upon their membership, level of borrowings, collateral balances or participation in other programs. The FHLB and FRB stock is restricted in that they can only be sold back to the respective institutions. These non-marketable equity securities are included in other assets on the Consolidated Balance Sheets. The investments are carried at cost and evaluated for impairment periodically based on the ultimate recoverability of the par value. We determined there was no impairment at December 31, 2023 and 2022.

NOTE 6. LOANS AND LEASES

Accrued interest receivable on loans and leases, which totaled $128.6 million at December 31, 2023 and $99.3 million at December 31, 2022, is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets for both periods and is not included in the following tables.

Loans and Leases by Portfolio Segment

Following is a summary of total loans and leases, net of unearned income:

TABLE 6.1

December 31	2023	2022
(in millions)		
Commercial real estate	$ 12,305	$ 11,526
Commercial and industrial	7,482	7,131
Commercial leases	599	519
Other	110	114
Total commercial loans and leases	20,496	19,290
Direct installment	2,741	2,784
Residential mortgages	6,640	5,297
Indirect installment	1,149	1,553
Consumer lines of credit	1,297	1,331
Total consumer loans	11,827	10,965
Total loans and leases, net of unearned income	$ 32,323	$ 30,255

The remaining accretable discount included in the amortized cost of acquired loans was $42.6 million and $58.6 million at December 31, 2023 and 2022, respectively, which included $10.0 million and $30.9 million established for Howard and Union, respectively, at the time of acquisition.

The loans and leases portfolio categories are comprised of the following types of loans, where in each case the LGD is dependent on the nature and value of the respective collateral:

- Commercial real estate includes both owner-occupied and non-owner-occupied loans, including construction loans, secured by commercial properties where operational cash flows on owner-occupied properties or rents received by our borrowers from their tenant(s) on both a property and global basis are the primary default risk drivers, including rents paid by stand-alone business customers for owner-occupied properties;

- Commercial and industrial includes loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers;

- Commercial leases consist of leases for new or used equipment where the borrower's cash flow from operations is the primary default risk driver;

- Other is comprised primarily of credit cards and mezzanine loans where the borrower's cash flow from operations is the primary default risk driver;

- Direct installment is comprised of fixed-rate, closed-end consumer loans for personal, family or household use, such as home equity loans and automobile loans where the primary default risk driver is the borrower's employment status and income;

- Residential mortgages consist of conventional and jumbo mortgage loans, including construction loans, for 1-4 family properties where the primary default risk driver is the borrower's employment status and income;

- Indirect installment is comprised of loans originated by approved third parties and underwritten by us, primarily automobile loans where the primary default risk driver is the borrower's employment status and income; and

- Consumer lines of credit include home equity lines of credit and consumer lines of credit that are either unsecured or secured by collateral other than home equity where the primary default risk driver is the borrower's employment status and income.

In the fourth quarter 2023, we transferred $355 million of indirect automobile loans to the held-for-sale portfolio. The sale completed in February 2024.

The loans and leases portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market in seven states and the District of Columbia. Our primary market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The following table shows occupancy information relating to commercial real estate loans:

TABLE 6.2

December 31	2023	2022
(dollars in millions)		
Commercial real estate:		
Percent owner-occupied	**29.0 %**	30.2 %
Percent non-owner-occupied	**71.0**	69.8

We have extended credit to certain directors and executive officers and their related interests. These related-party loans were made in the ordinary course of business under normal credit terms and do not involve more than a normal risk of collection.

Following is a summary of the activity for these related-party loans during 2023:

TABLE 6.3

(in millions)		
Balance at beginning of period	$	13
New loans		8
Repayments		(10)
Other		1
Balance at end of period	$	12

Credit Quality

We monitor the credit quality of our loan portfolio using several performance measures based on payment activity and borrower performance. We use an internal risk rating assigned to a commercial loan or lease at origination, summarized below.

TABLE 6.4

Rating Category	Definition
Pass	in general, the condition of the borrower and the performance of the loan is satisfactory or better
Special Mention	in general, the condition of the borrower has deteriorated, requiring an increased level of monitoring
Substandard	in general, the condition of the borrower has significantly deteriorated and the performance of the loan could further deteriorate if deficiencies are not corrected
Doubtful	in general, the condition of the borrower has significantly deteriorated and the collection in full of both principal and interest is highly questionable or improbable

The use of these internally assigned credit quality categories within the commercial loan and lease portfolio permits our use of transition matrices to establish a basis which is then impacted by quantitative inputs from our econometric model forecasts over the R&S period. Our internal credit risk grading system is based on past experiences with similarly graded loans and leases and conforms to regulatory categories. In general, loan and lease risk ratings within each category are reviewed on an ongoing basis according to our policy for each class of loans and leases. Each quarter, we analyze the resulting ratings, as well as other external statistics and factors such as delinquency, to track the migration performance of the commercial loan and lease portfolio. Loans and leases within the Pass credit category or that migrate toward the Pass credit category generally have a lower risk of loss compared to loans and leases that migrate toward the Substandard or Doubtful credit categories. Accordingly, we apply higher risk factors to Substandard and Doubtful credit categories.

The following table summarizes the designated loan rating category by loan class including term loans on an amortized cost basis by origination year and year-to-date gross charge-offs by originating year:

TABLE 6.5

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
(in millions)								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,508	$ 2,133	$ 2,298	$ 1,449	$ 1,131	$ 2,711	$ 230	$ 11,460
Special Mention	10	66	76	136	105	197	5	595
Substandard	5	27	27	13	59	104	15	250
Total commercial real estate	1,523	2,226	2,401	1,598	1,295	3,012	250	12,305
Commercial real estate current period gross charge-offs	0.2	0.4	0.4	0.7	0.2	10.5	—	12.4
Commercial and Industrial:								
Risk Rating:								
Pass	1,509	1,369	844	575	370	585	1,773	7,025
Special Mention	12	3	56	2	12	35	35	155
Substandard	34	26	62	9	24	58	89	302
Total commercial and industrial	1,555	1,398	962	586	406	678	1,897	7,482
Commercial and industrial current period gross charge-offs	0.1	0.3	1.0	1.0	2.2	46.6	—	51.2
Commercial Leases:								
Risk Rating:								
Pass	247	134	82	47	24	41	—	575
Special Mention	—	1	—	—	—	1	—	2
Substandard	7	3	4	7	1	—	—	22
Total commercial leases	254	138	86	54	25	42	—	599
Commercial leases current period gross charge-offs	—	—	—	—	—	—	—	—
Other Commercial:								
Risk Rating:								
Pass	39	—	—	—	—	8	63	110
Total other commercial	39	—	—	—	—	8	63	110
Other commercial current period gross charge-offs	—	—	—	—	—	4.5	—	4.5
Total commercial loans and leases	3,371	3,762	3,449	2,238	1,726	3,740	2,210	20,496

113

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
(in millions)								
CONSUMER								
Direct Installment:								
Current	340	712	784	392	136	364	—	2,728
Past due	—	1	—	1	1	10	—	13
Total direct installment	340	713	784	393	137	374	—	2,741
Direct installment current period gross charge-offs	—	0.2	0.1	0.1	—	0.2	—	0.6
Residential Mortgages:								
Current	1,421	1,686	1,516	799	343	819	1	6,585
Past due	3	6	5	3	3	35	—	55
Total residential mortgages	1,424	1,692	1,521	802	346	854	1	6,640
Residential mortgages current period gross charge-offs	—	—	—	—	—	0.7	—	0.7
Indirect Installment:								
Current	311	387	238	100	42	49	—	1,127
Past due	2	8	8	2	1	1	—	22
Total indirect installment	313	395	246	102	43	50	—	1,149
Indirect installment current period gross charge-offs	0.4	4.3	3.7	0.6	0.3	1.4	—	10.7
Consumer Lines of Credit:								
Current	38	61	14	2	3	117	1,044	1,279
Past due	—	1	1	—	—	13	3	18
Total consumer lines of credit	38	62	15	2	3	130	1,047	1,297
Consumer lines of credit current period gross charge-offs	0.1	—	—	—	—	0.9	—	1.0
Total consumer loans	2,115	2,862	2,566	1,299	529	1,408	1,048	11,827
Total loans and leases	$ 5,486	$ 6,624	$ 6,015	$ 3,537	$ 2,255	$ 5,148	$ 3,258	$ 32,323
Total charge-offs	$ 0.8	$ 5.2	$ 5.2	$ 2.4	$ 2.7	$ 64.8	$ —	$ 81.1

The following table summarizes the designated loan rating category by loan class including term loans on an amortized cost basis by origination year:

TABLE 6.6

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
(in millions)								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,967	$ 2,348	$ 1,678	$ 1,283	$ 700	$ 2,447	$ 258	$ 10,681
Special Mention	43	35	67	74	104	208	5	536
Substandard	3	7	20	47	45	167	20	309
Total commercial real estate	2,013	2,390	1,765	1,404	849	2,822	283	11,526
Commercial and Industrial:								
Risk Rating:								
Pass	1,635	1,194	760	533	289	453	1,856	6,720
Special Mention	15	43	16	27	48	48	54	251
Substandard	5	12	11	8	38	34	52	160
Total commercial and industrial	1,655	1,249	787	568	375	535	1,962	7,131
Commercial Leases:								
Risk Rating:								
Pass	187	121	69	59	36	27	—	499
Special Mention	—	1	—	1	—	—	—	2
Substandard	2	5	8	1	1	1	—	18
Total commercial leases	189	127	77	61	37	28	—	519
Other Commercial:								
Risk Rating:								
Pass	58	—	—	—	—	12	44	114
Total other commercial	58	—	—	—	—	12	44	114
Total commercial loans and leases	3,915	3,766	2,629	2,033	1,261	3,397	2,289	19,290
CONSUMER								
Direct Installment:								
Current	801	887	453	163	91	374	—	2,769
Past due	—	1	1	1	1	11	—	15
Total direct installment	801	888	454	164	92	385	—	2,784
Residential Mortgages:								
Current	1,464	1,587	871	378	128	819	2	5,249
Past due	2	3	3	2	5	33	—	48
Total residential mortgages	1,466	1,590	874	380	133	852	2	5,297
Indirect Installment:								
Current	800	357	166	88	80	40	—	1,531
Past due	5	11	3	1	1	1	—	22
Total indirect installment	805	368	169	89	81	41	—	1,553
Consumer Lines of Credit:								
Current	74	17	1	3	4	126	1,086	1,311
Past due	—	1	1	—	—	15	3	20
Total consumer lines of credit	74	18	2	3	4	141	1,089	1,331
Total consumer loans	3,146	2,864	1,499	636	310	1,419	1,091	10,965
Total loans and leases	$ 7,061	$ 6,630	$ 4,128	$ 2,669	$ 1,571	$ 4,816	$ 3,380	$ 30,255

We use delinquency transition matrices within the consumer and other loan classes to establish the basis for the R&S forecast portion of the credit risk. Each month, management analyzes payment and volume activity, FICO scores and Debt-to-Income (DTI) scores and other external factors such as unemployment, to determine how consumer loans are performing.

Non-Performing and Past Due

The following tables provide an analysis of the aging of loans by class.

TABLE 6.7

(in millions)	30-89 Days Past Due	≥ 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2023							
Commercial real estate	$ 21	$ —	$ 42	$ 63	$ 12,242	$ 12,305	$ 18
Commercial and industrial	9	—	39	48	7,434	7,482	7
Commercial leases	2	—	3	5	594	599	—
Other	1	1	—	2	108	110	—
Total commercial loans and leases	33	1	84	118	20,378	20,496	25
Direct installment	7	1	5	13	2,728	2,741	—
Residential mortgages	38	7	10	55	6,585	6,640	—
Indirect installment	19	1	2	22	1,127	1,149	—
Consumer lines of credit	10	2	6	18	1,279	1,297	—
Total consumer loans	74	11	23	108	11,719	11,827	—
Total loans and leases	$ 107	$ 12	$ 107	$ 226	$ 32,097	$ 32,323	$ 25

(in millions)	30-89 Days Past Due	> 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2022							
Commercial real estate	$ 13	$ —	$ 39	$ 52	$ 11,474	$ 11,526	$ 15
Commercial and industrial	9	1	44	54	7,077	7,131	11
Commercial leases	3	—	1	4	515	519	—
Other	1	—	—	1	113	114	—
Total commercial loans and leases	26	1	84	111	19,179	19,290	26
Direct installment	7	1	7	15	2,769	2,784	—
Residential mortgages	28	6	14	48	5,249	5,297	—
Indirect installment	20	1	1	22	1,531	1,553	—
Consumer lines of credit	10	3	7	20	1,311	1,331	—
Total consumer loans	65	11	29	105	10,860	10,965	—
Total loans and leases	$ 91	$ 12	$ 113	$ 216	$ 30,039	$ 30,255	$ 26

Following is a summary of non-performing assets:

TABLE 6.8

December 31		2023		2022
(dollars in millions)				
Non-accrual loans	$	107	$	113
Total non-performing loans and leases		107		113
Other real estate owned		3		6
Total non-performing assets	$	110	$	119
Asset quality ratios:				
Non-performing loans and leases / total loans and leases		0.33 %		0.37 %
Non-performing assets plus 90 days or more past due / total loans and leases plus OREO		0.38		0.44

The carrying value of residential-secured consumer OREO held as a result of obtaining physical possession upon completion of a foreclosure or through completion of a deed in lieu of foreclosure amounted to $1.2 million at December 31, 2023 and $1.1 million at December 31, 2022. The recorded investment of residential-secured consumer OREO for which formal foreclosure proceedings are in process at December 31, 2023 and 2022 totaled $9.4 million and $11.8 million, respectively.

Approximately $54.8 million of commercial loans are collateral dependent at December 31, 2023. Repayment is expected to be substantially made through the operation or sale of the collateral on the loan. These loans are primarily secured by business assets or commercial real estate.

Loan Modifications

During the period, there are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. These modifications typically result from loss mitigation activities and could include a term extension, interest rate reduction, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. Accrued interest receivable on loan modifications totaled $0.41 million at December 31, 2023, and is excluded from the amortized cost of loan modifications in the tables that follow.

The following table shows the amortized cost basis at the end of the reporting period of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable, type of concession granted and the financial effect of the modifications made to borrowers experiencing financial difficulty:

TABLE 6.9

(dollars in millions)	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
Twelve Months Ended December 31, 2023			
Term Extension			
Commercial real estate	$ 21.5	0.17 %	The modified loans had an average increase in term of 15 months, extending the maturity date.
Commercial and industrial	20.6	0.28	The modified loans had an average increase in term of 34 months, extending the maturity date.
Direct installment	1.7	0.06	The modified loans had an average increase in term of 90 months, extending the maturity date.
Residential mortgages	3.8	0.06	The modified loans had an average increase in term of 91 months, extending the maturity date.
Consumer lines of credit	0.5	0.04	The repayment on the loans modified was extended, lowering the monthly repayment.
Total	48.1		
Term Extension and Rate Reduction			
Commercial and industrial	0.1	—	The term was extended, with a weighted average yield reduction of 462 bps.
Direct installment	0.4	0.01	The modified loans had an average increase in term of 319 months, extending the maturity date.
Residential mortgages	0.8	0.01	The term was extended, with a weighted average yield reduction of 267 bps.
Consumer lines of credit	0.7	0.05	The term was extended, with a weighted average yield reduction of 266 bps.
Total	2.0		
Other			
Commercial real estate	8.3	0.07	The modified loans had an average increase in term of 6 months, extending the maturity date.
Direct installment	0.1	—	Multiple modifications were made with no material financial effect.
Residential mortgages	0.1	—	Multiple modifications were made with no material financial effect.
Consumer lines of credit	0.6	0.05	Primarily changed to a payment schedule with a fixed rate reduction of 508 bps.
Total	9.1		
Total Outstanding Modified	$ 59.2		

Some loan modifications may not ultimately result in the full collection of principal and interest, as modified, and may result in potential incremental losses which are factored into the ACL. There were $0.1 million additional funds committed to borrowers whose loans were modified during 2023.

Commercial loans over $1.0 million whose terms have been modified may be placed on non-accrual, individually analyzed and measured based on the fair value of the underlying collateral. Our ACL includes specific reserves for commercial loans modified. There was $5.3 million and no specific reserve for commercial loans modified at December 31, 2023 and 2022, respectively, and pooled reserves for individual loans of $2.0 million and $1.1 million for those same periods, respectively, based on loan segment LGD. Upon default, the amount of the recorded investment of the modified loan balance in excess of the fair value of the collateral, less estimated selling costs, is generally considered a confirmed loss and is charged-off against the ACL.

All other classes of loans whose terms have been modified are pooled and measured based on the loan segment LGD. Our ACL included pooled reserves for these classes of loans of $3.8 million for both December 31, 2023 and 2022. Upon default of an individual loan, our charge-off policy is followed for that class of loan.

Following is a summary of loans modified in a manner that grants a concession to a borrower experiencing financial difficulties, by class, for which there was a payment default, excluding loans that have been paid off and/or sold. Default occurs when a loan is 90 days or more past due or in non-accrual and is within 12 months of restructuring.

TABLE 6.10

Amortized cost basis of modified financing receivables that subsequently defaulted:

(in millions)	Term Extension		Term Extension and Rate Reduction		Other		Total Outstanding Modified	
December 31, 2023								
Commercial real estate	$	0.4	$	—	$	5.2	$	5.6
Commercial and industrial		21.5		0.3		—		21.8
Total commercial loans and leases		21.9		0.3		5.2		27.4
Direct installment		0.1		—		—		0.1
Residential mortgages		0.3		0.3		—		0.6
Consumer lines of credit		0.1		—		—		0.1
Total consumer loans		0.5		0.3		—		0.8
Total	$	22.4	$	0.6	$	5.2	$	28.2

We closely monitor the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months:

TABLE 6.11

Payment status - amortization cost basis:

(in millions)	Current		30-89 Days Past Due		90+ Days Past Due	
December 31, 2023						
Commercial real estate	$	20.7	$	9.1	$	—
Commercial and industrial		20.8		—		—
Total commercial loans and leases		41.5		9.1		—
Direct installment		1.9		0.3		—
Residential mortgages		2.8		1.7		0.1
Consumer lines of credit		1.6		0.2		—
Total consumer loans		6.3		2.2		0.1
Total	$	47.8	$	11.3	$	0.1

Prior to the adoption of ASU 2022-02, below are the tables relating to the TDR disclosures as of December 31, 2022.

Following is a summary of TDR loans, by class, for loans that were modified during the periods indicated.

TABLE 6.12

Year Ended December 31	2022		
	Number of Contracts	**Pre-Modification Outstanding Recorded Investment**	**Post-Modification Outstanding Recorded Investment**
(dollars in millions)			
Commercial real estate	12	$ 2	$ 2
Commercial and industrial	9	1	—
Total commercial loans	21	3	2
Direct installment	42	2	2
Residential mortgages	44	7	7
Consumer lines of credit	14	1	1
Total consumer loans	100	10	10
Total	121	$ 13	$ 12

Following is a summary of TDRs, by class, for which there was a payment default, excluding loans that have been paid off and/or sold. Default occurs when a loan is 90 days or more past due and is within 12 months of restructuring.

TABLE 6.13

Year Ended December 31	2022	
	Number of Contracts	**Recorded Investment**
(dollars in millions)		
Commercial real estate	5	$ 1
Commercial and industrial	2	—
Total commercial loans	7	1
Direct installment	5	—
Residential mortgages	8	1
Total consumer loans	13	1
Total	20	$ 2

NOTE 7.   ALLOWANCE FOR CREDIT LOSSES ON LOANS AND LEASES

The ACL is maintained for credit losses expected in the existing loan and lease portfolio and is presented as a reserve against loans and leases on the Consolidated Balance Sheets. Loan and lease losses are charged off against the ACL, with recoveries of amounts previously charged off credited to the ACL. Provisions for credit losses are charged to operations based on management's periodic evaluation of the appropriate level of the ACL.

Following is a summary of changes in the ACL, by loan and lease class:

TABLE 7.1

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Year
Year Ended December 31, 2023						
Commercial real estate	$ 162.1	$ (12.4)	$ 4.4	$ (8.0)	$ 12.5	$ 166.6
Commercial and industrial	102.1	(51.2)	3.8	(47.4)	33.1	87.8
Commercial leases	13.5	—	—	—	7.7	21.2
Other	4.0	(4.5)	1.0	(3.5)	3.2	3.7
Total commercial loans and leases	281.7	(68.1)	9.2	(58.9)	56.5	279.3
Direct installment	35.9	(0.6)	0.6	—	(2.1)	33.8
Residential mortgages	55.5	(0.7)	0.5	(0.2)	15.2	70.5
Indirect installment	17.3	(10.7)	2.3	(8.4)	3.9	12.8
Consumer lines of credit	11.3	(1.0)	0.8	(0.2)	(1.9)	9.2
Total consumer loans	120.0	(13.0)	4.2	(8.8)	15.1	126.3
Total allowance for credit losses on loans and leases	401.7	(81.1)	13.4	(67.7)	71.6	405.6
Allowance for unfunded loan commitments	21.4	—	—	—	0.1	21.5
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 423.1	$ (81.1)	$ 13.4	$ (67.7)	$ 71.7	$ 427.1

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Allowance for PCD Loans and Leases at Acquisition	Balance at End of Year
Year Ended December 31, 2022							
Commercial real estate	$ 156.5	$ (12.5)	$ 4.1	$ (8.4)	$ 8.0	$ 6.0	$ 162.1
Commercial and industrial	87.4	(7.4)	5.9	(1.5)	12.7	3.5	102.1
Commercial leases	14.7	(0.1)	—	(0.1)	(1.1)	—	13.5
Other	2.6	(3.4)	1.0	(2.4)	3.8	—	4.0
Total commercial loans and leases	261.2	(23.4)	11.0	(12.4)	23.4	9.5	281.7
Direct installment	26.4	(0.6)	0.7	0.1	8.9	0.5	35.9
Residential mortgages	33.1	(0.6)	0.5	(0.1)	21.2	1.3	55.5
Indirect installment	13.5	(6.1)	2.2	(3.9)	7.7	—	17.3
Consumer lines of credit	10.1	(1.0)	1.1	0.1	0.6	0.5	11.3
Total consumer loans	83.1	(8.3)	4.5	(3.8)	38.4	2.3	120.0
Total allowance for credit losses on loans and leases	344.3	(31.7)	15.5	(16.2)	61.8	11.8	401.7
Allowance for unfunded loan commitments	19.1	—	—	—	2.3	—	21.4
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 363.4	$ (31.7)	$ 15.5	$ (16.2)	$ 64.1	$ 11.8	$ 423.1

(in millions)	Balance at Beginning of Period	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Period
Year Ended December 31, 2021						
Commercial real estate	$ 180.5	$ (8.8)	$ 6.3	$ (2.5)	$ (21.5)	$ 156.5
Commercial and industrial	81.2	(15.7)	6.6	(9.1)	15.3	87.4
Commercial leases	17.3	(0.2)	0.9	0.7	(3.3)	14.7
Other	1.4	(2.3)	1.3	(1.0)	2.2	2.6
Total commercial loans and leases	280.4	(27.0)	15.1	(11.9)	(7.3)	261.2
Direct installment	26.0	(1.4)	1.0	(0.4)	0.8	26.4
Residential mortgages	33.7	(1.0)	0.6	(0.4)	(0.2)	33.1
Indirect installment	11.2	(3.1)	2.2	(0.9)	3.2	13.5
Consumer lines of credit	11.8	(1.7)	1.4	(0.3)	(1.4)	10.1
Total consumer loans	82.7	(7.2)	5.2	(2.0)	2.4	83.1
Total allowance for credit losses on loans and leases	363.1	(34.2)	20.3	(13.9)	(4.9)	344.3
Allowance for unfunded loan commitments	13.6	—	—	—	5.5	19.1
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 376.7	$ (34.2)	$ 20.3	$ (13.9)	$ 0.6	$ 363.4

Following is a summary of changes in the AULC by portfolio segment:

TABLE 7.2

Year Ended December 31		**2023**		**2022**		**2021**
(in millions)						
Balance at beginning of period	$	**21.4**	$	19.1	$	13.6
Provision for unfunded loan commitments and letters of credit:						
Commercial portfolio		**0.3**		2.3		5.5
Consumer portfolio		**(0.2)**		—		—
Balance at end of period	$	**21.5**	$	21.4	$	19.1

The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through-the-cycle mean was calculated using an expanded period to include a prior recessionary period.

At December 31, 2023 and 2022, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2023, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which increases 5.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which increases 0.1% over our R&S forecast period, (iii) S&P Volatility, which decreases 4.0% in 2024 and 2.9% in 2025 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below historical through the cycle period. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2022 included, but were not limited to: (i) the purchase only Housing Price Index, which declines 3.7% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which declines 0.9% over our R&S forecast period, (iii) S&P Volatility, which decreases 41.0% in 2023 and 8.1% in 2024 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historical levels.

The ACL on loans and leases of $405.6 million at December 31, 2023 increased $3.9 million, or 1.0%, from December 31, 2022, primarily due to loan growth, offset by charge-off activity and improvements in classified and non-performing loans. Our ending ACL coverage ratio at December 31, 2023 was 1.25%, compared to 1.33% at December 31, 2022. Total provision for credit losses for the year ended December 31, 2023 was $71.8 million, compared to $64.2 million in 2022 which included $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions. Net charge-offs were $67.7 million during 2023, compared to $16.2 million during 2022. We had an isolated $31.9 million commercial loan charge-off due to indications of alleged fraud and subsequent bankruptcy filings by our borrower and its primary supplier. The AULC was $21.5 million at December 31, 2023 and included provision expense for unfunded loan commitments and letters of credit of $0.1 million for the year ended December 31, 2023. Comparatively, the AULC was $21.4 million at December 31, 2022 and included provision expense for unfunded loan commitments and letters of credit of $2.3 million for the year ended December 31, 2022.

NOTE 8.   LOAN SERVICING

Mortgage Loan Servicing

We retain the servicing rights on certain mortgage loans sold. The unpaid principal balance of mortgage loans serviced for others is listed below:

TABLE 8.1

December 31	2023	2022
(in millions)		
Mortgage loans sold with servicing retained	$ 5,729	$ 5,242

The following table summarizes activity relating to mortgage loans sold with servicing retained:

TABLE 8.2

Year Ended December 31	2023	2022	2021
(in millions)			
Mortgage loans sold with servicing retained	$ 980	$ 1,056	$ 1,762
Pre-tax net gains (losses) resulting from above loan sales [1]	3	(12)	43
Mortgage servicing fees [1]	14	13	12

(1) Recorded in mortgage banking operations on the Consolidated Statements of Income.

Following is a summary of activity relating to MSRs:

TABLE 8.3

Year Ended December 31	2023	2022	2021
(in millions)			
Balance at beginning of period	$ 52.8	$ 44.4	$ 35.6
Additions	11.3	13.0	19.2
Payoffs and curtailments	(2.2)	(4.4)	(12.8)
Impairment (charge) / recovery	(0.2)	2.5	4.8
Amortization	(2.2)	(2.7)	(2.4)
Balance at end of period	$ 59.5	$ 52.8	$ 44.4
Fair value, beginning of period	$ 68.6	$ 46.0	$ 35.6
Fair value, end of period	71.8	68.6	46.0

We had a $0.2 million valuation allowance for MSRs as of December 31, 2023 and no valuation allowance for MSRs as of December 31, 2022.

The fair value of MSRs is highly sensitive to changes in assumptions and is determined by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys and the use of independent third-party valuations. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSRs. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSRs and as interest rates increase, mortgage loan prepayments decline, which results in an increase in the fair value of MSRs. Measurement of fair value is limited to the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Following is a summary of the sensitivity of the fair value of MSRs to changes in key assumptions:

TABLE 8.4

December 31	2023	2022
(dollars in millions)		
Weighted average life (months)	92	96
Constant prepayment rate (annualized)	7.9 %	7.3 %
Discount rate	10.2 %	10.0 %
Effect on fair value due to change in interest rates:		
+2.00%	$ 7	$ 9
+1.00%	5	4
+0.50%	3	2
+0.25%	2	1
-0.25%	(2)	(1)
-0.50%	(4)	(3)
-1.00%	(8)	(6)
-2.00%	(21)	(15)
-3.00%	(42)	(29)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the changes in assumptions to fair value may not be linear. Also, in this table, the effects of an adverse variation in a particular assumption on the fair value of MSRs is calculated without changing any other assumptions, while in reality, changes in one factor may result in changing another, which may magnify or contract the effect of the change.

SBA-Guaranteed Loan Servicing

We retain the servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for us to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. The unpaid principal balance of SBA-guaranteed loans serviced for investors was as follows:

TABLE 8.5

December 31	2023	2022
(in millions)		
SBA loans sold to investors with servicing retained	$ 142	$ 186

The following table summarizes activity relating to SBA loans sold with servicing retained:

TABLE 8.6

Year Ended December 31	2023	2022	2021
(in millions)			
SBA loans sold with servicing retained	$ 7	$ 15	$ 64
Pretax gains resulting from above loan sales [1]	1	1	8
SBA servicing fees [1]	2	2	2

(1) Recorded in other non-interest income on the Consolidated Statements of Income.

Following is a summary of SBA servicing rights:

TABLE 8.7

Year Ended December 31	2023	2022	2021
(in millions)			
Balance at end of period	$ 1	$ 2	$ 3
Fair value, end of period	1	2	3

We had a valuation allowance for SBA servicing rights of $1.2 million as of December 31, 2023, compared to $1.6 million at December 31, 2022.

NOTE 9.   PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

TABLE 9.1

December 31	2023	2022
(in millions)		
Land	$ 65	$ 74
Premises	279	264
Equipment	468	406
Finance leases	34	23
	846	767
Accumulated depreciation	(385)	(335)
Total premises and equipment, net	$ 461	$ 432

Depreciation expense for premises and equipment is presented in the following table:

TABLE 9.2

December 31	2023	2022	2021
(in millions)			
Depreciation expense for premises and equipment	$ 59	$ 49	$ 46

NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows a rollforward of goodwill by line of business:

TABLE 10.1

(in millions)	Community Banking		Wealth Manage- ment		Insurance		Total	
Balance at January 1, 2022	$	2,231	$	8	$	23	$	2,262
Goodwill additions		215		—		—		215
Balance at December 31, 2022		2,446		8		23		2,477
Goodwill additions		—		—		—		—
Balance at December 31, 2023	$	2,446	$	8	$	23	$	2,477

There were no changes to goodwill during 2023. We recorded goodwill during 2022 as a result of the purchase accounting adjustments relating to the Howard and Union acquisitions described in Note 3, "Mergers and Acquisitions."

The following table shows a summary of core deposit intangibles and customer renewal lists:

TABLE 10.2

(in millions)	Core Deposit Intangibles		Customer Renewal Lists		Total	
December 31, 2023						
Gross carrying amount	$	258	$	18	$	276
Accumulated amortization		(192)		(15)		(207)
Net carrying amount	$	66	$	3	$	69
December 31, 2022						
Gross carrying amount	$	258	$	18	$	276
Accumulated amortization		(173)		(14)		(187)
Net carrying amount	$	85	$	4	$	89

We recorded core deposit intangibles during 2022 relating to the Howard and Union acquisitions described in Note 3, "Mergers and Acquisitions." Core deposit intangibles are being amortized primarily over 10 years using accelerated methods. Customer renewal lists are being amortized over their estimated useful lives, which range from eight to thirteen years.

The following table summarizes amortization expense recognized:

TABLE 10.3

December 31	2023		2022		2021	
(in millions)						
Amortization expense	$	20	$	14	$	12

Following is a summary of the expected amortization expense on finite-lived intangible assets, assuming no new additions, for each of the five years following December 31, 2023:

TABLE 10.4

(in millions)		
2024	$	17
2025		16
2026		12
2027		8
2028		6
Total	$	59

Goodwill and other intangible assets are tested annually for impairment, and more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. We completed this test in 2023 and 2022 and determined that our goodwill and other intangible assets are not impaired.

NOTE 11.   LEASES

We have operating leases primarily for certain branches, office space, land, and office equipment. We have finance leases for certain branches. Our operating leases expire at various dates through the year 2046 and generally include one or more options to renew. Our finance leases expire at various dates through the year 2051 and generally include one or more options to renew. The exercise of lease renewal options is at our sole discretion. As of December 31, 2023, we had operating lease right-of-use assets and operating lease liabilities of $184.5 million and $215.3 million, respectively. We have finance lease right-of-use assets and finance lease liabilities of $31.5 million and $32.7 million, respectively.

Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, we have certain operating lease agreements, primarily for administrative office space, that have not yet commenced. At commencement, it is expected that these leases will add approximately $27.8 million in right-of-use assets and $33.0 million in other liabilities. These operating leases are currently expected to commence in 2024 and 2025 with lease terms of up to 20 years. These operating leases include the lease, with a related party, of the future new FNB headquarters building in Pittsburgh, Pennsylvania. During 2023, several floors of the FNB headquarters building have been made available to FNB for the purpose of constructing our office spaces, and we commenced the lease of those floors. The related party operating lease is accounted for in a manner consistent with all other leases on the basis of the legally enforceable terms and conditions of the lease and the related party represents a VIE for which we are not the primary beneficiary.

The components of lease expense were as follows:

TABLE 11.1

	Twelve Months Ended December 31,					
(dollars in millions)	**2023**		**2022**		**2021**	
Operating lease cost	$	**34**	$	30	$	29
Short-term lease cost		**—**		1		1
Variable lease cost		**5**		4		3
Finance lease cost		**3**		1		—
Total lease cost	$	**42**	$	36	$	33

Other information related to leases is as follows:

TABLE 11.2

(dollars in millions)	Twelve Months Ended December 31,			
	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	29	$	28
Operating cash flows from finance leases	$	1	$	1
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	62	$	9
Finance leases	$	7	$	11
Weighted average remaining lease term (years):				
Operating leases		11.10		9.32
Finance leases		19.51		21.00
Weighted average discount rate:				
Operating leases		3.6 %		2.5 %
Finance leases		3.2 %		2.6 %

Maturities of lease liabilities were as follows:

TABLE 11.3

(in millions)	Operating Leases		Finance Leases		Total Leases	
December 31, 2023						
2024	$	32	$	2	$	34
2025		27		2		29
2026		25		2		27
2027		22		2		24
2028		20		2		22
Later years		140		34		174
Total lease payments		266		44		310
Less: imputed interest		(51)		(11)		(62)
Present value of lease liabilities	$	215	$	33	$	248

As a lessor we offer commercial leasing services to customers in need of new or used equipment primarily within our market areas of Pennsylvania, Ohio, Maryland, North Carolina, South Carolina and West Virginia. Additional information relating to commercial leasing is provided in Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements.

NOTE 12.   VARIABLE INTEREST ENTITIES

We evaluate our interest in certain entities to determine if these entities meet the definition of a VIE and whether we are the primary beneficiary and required to consolidate the entity based on the variable interest we held both at inception and when there is a change in circumstances that requires a reconsideration.

Unconsolidated VIEs

The following table provides a summary of the assets and liabilities included in our Consolidated Financial Statements, as well as the maximum exposure to losses, associated with our interests related to VIEs for which we hold an interest, but are not the primary beneficiary.

TABLE 12.1

(in millions)	Total Assets		Total Liabilities		Maximum Exposure to Loss	
December 31, 2023						
Trust preferred securities [1]	$	3	$	73	$	—
Affordable housing tax credit partnerships		143		62		143
Other investments		40		6		40
Total	$	186	$	141	$	183
December 31, 2022						
Trust preferred securities [1]	$	1	$	72	$	—
Affordable housing tax credit partnerships		123		37		123
Other investments		33		9		33
Total	$	157	$	118	$	156

(1) Represents our investment in unconsolidated subsidiaries.

Trust-Preferred Securities

We have certain wholly-owned trusts whose assets, liabilities, equity, income and expenses are not included within our Consolidated Financial Statements. These trusts have been formed for the sole purpose of issuing TPS, from which the proceeds are then invested in our junior subordinated debentures, which are reflected in our Consolidated Balance Sheets as junior subordinated debt. The TPS are the obligations of the trusts, and as such, are not consolidated within our Consolidated Financial Statements. See the Borrowings footnote for additional information relating to our TPS.

Each issue of the junior subordinated debentures has an interest rate equal to the corresponding TPS distribution rate. We have the right to defer payment of interest on the debentures at any time, or from time-to-time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the TPS will also be deferred and our ability to pay dividends on our common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to TPS are guaranteed by us to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all our indebtedness to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by us.

Affordable Housing Tax Credit Partnerships

We make equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the LIHTC pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to support initiatives associated with the CRA while earning a satisfactory return. The activities of these LIHTC partnerships include the development and operation of multi-family housing that is leased to qualifying residential tenants. These partnerships are generally located in communities where we have a banking presence and meet the definition of a VIE; however, we are not the primary beneficiary of the entities, as the general partner or managing member has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses beyond our own equity investment. We record our investment in LIHTC partnerships as a component of other assets and use the proportional amortization method to account for our investments in LIHTC partnerships. Amortization related to our LIHTC investments is recorded on a net basis as a component of the provision for income taxes on the Consolidated Statements of Income.

The following table presents the balances of our affordable housing tax credit investments and related unfunded commitments:

TABLE 12.2

December 31	2023	2022
(in millions)		
LIHTC investments included in other assets	$ 81	$ 86
Unfunded LIHTC commitments	62	37

The following table summarizes the impact of these LIHTC investments on the provision for income taxes in our Consolidated Statements of Income:

TABLE 12.3

	Year Ended December 31		
(in millions)	2023	2022	2021
Provision for income taxes:			
Amortization of LIHTC investments under proportional method	$ 15	$ 14	$ 13
Low-income housing tax credits	(16)	(15)	(15)
Other tax benefits related to tax credit investments	(2)	(2)	(2)
Total impact on provision for income taxes	$ (3)	$ (3)	$ (4)

Other Investments

Other investments we also consider to be unconsolidated VIEs include investments in SBIC's, Historic Tax Credit investments, New Market Tax Credit investments and other equity method investments.

NOTE 13.   DEPOSITS

Following is a summary of deposits:

TABLE 13.1

December 31	2023	2022
(in millions)		
Non-interest-bearing demand	$ 10,222	$ 11,916
Interest-bearing demand	14,809	15,100
Savings	3,465	4,142
Certificates and other time deposits:		
Less than $100,000	2,992	1,763
$100,000 through $250,000	1,637	827
Greater than $250,000	1,586	1,022
Total certificates and other time deposits	6,215	3,612
Total deposits	$ 34,711	$ 34,770

Following is a summary of the scheduled maturities of certificates and other time deposits for the years following December 31, 2023:

TABLE 13.2

(in millions)		
2024	$	5,575
2025		422
2026		116
2027		56
2028		43
Later years		3
Total	$	6,215

NOTE 14.   SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings:

TABLE 14.1

December 31		2023		2022
(in millions)				
Securities sold under repurchase agreements	$	233	$	317
Federal Home Loan Bank advances		1,900		930
Federal funds purchased		260		—
Subordinated notes		113		125
Total short-term borrowings	$	2,506	$	1,372

Borrowings with original maturities of one year or less are classified as short-term. Securities sold under repurchase agreements are comprised of customer repurchase agreements, which are sweep accounts with next-day maturities utilized by larger commercial customers to earn interest on their funds. Securities are pledged to these customers in an amount at least equal to the outstanding balance. Of the total short-term FHLB advances, $450.0 million, or 23.7%, had overnight maturities as of December 31, 2023. We did not have any short-term FHLB advances with overnight maturities as of December 31, 2022. At December 31, 2023, $400.0 million, or 21.1%, of the short-term FHLB advances were swapped to fixed rates with various maturities through 2024. This compares to $930.0 million, or 100.0%, as of December 31, 2022. Federal funds purchased are overnight funds borrowed from other financial institutions. Subordinated notes are unsecured and subordinated to our other indebtedness. The short-term subordinated notes mature within one year.

The following represents weighted average interest rates on short-term borrowings:

TABLE 14.2

December 31	2023	2022	2021
Year-to-date average	3.75 %	1.72 %	1.61 %
Period-end	5.17	1.96	1.61

NOTE 15.   LONG-TERM BORROWINGS

Following is a summary of long-term borrowings:

TABLE 15.1

December 31	2023		2022	
(in millions)				
Federal Home Loan Bank advances	$	**1,200**	$	—
Senior notes		**349**		648
Subordinated notes		**82**		70
Junior subordinated debt		**73**		72
Other subordinated debt		**267**		303
Total long-term borrowings	$	**1,971**	$	1,093

Scheduled annual maturities for the long-term borrowings for the years following December 31, 2023 are as follows:

TABLE 15.2

(in millions)		
2024	$	320
2025		1,264
2026		8
2027		109
2028		27
Later years		243
Total	$	1,971

Federal Home Loan Bank advances

Our banking affiliate has available credit with the FHLB of $11.0 billion, of which $3.1 billion was utilized and included in short-term and long-term borrowings and $450.0 million was utilized for a letter of credit for pledging of public funds as of December 31, 2023. These advances are secured by loans collateralized by residential mortgages, home equity lines of credit, commercial real estate and FHLB stock. The short-term borrowings are scheduled to mature in various amounts periodically during 2024 while the long-term borrowings are scheduled to mature periodically through 2027, with the majority maturing in 2025. Effective interest rates paid on the long-term FHLB advances held during 2023 ranged from 4.23% to 4.88%. There were no long-term FHLB borrowings during 2022, or for the year ended December 31, 2022.

Subordinated notes

Subordinated notes are unsecured and subordinated to our other indebtedness. The subordinated notes mature in various amounts periodically through the year 2033. At December 31, 2023, all of the subordinated notes are redeemable by the holders prior to maturity at a discount equal to three to 12 months of interest, depending on the term of the note. We may require the holder to give 30 days prior written notice. No sinking fund is required and none has been established to retire the notes. The weighted average interest rates on the subordinated notes are presented in the following table:

TABLE 15.3

December 31	2023	2022	2021
Subordinated notes weighted average interest rate	**4.10 %**	3.36 %	3.12 %

Junior subordinated debt

The junior subordinated debt is comprised of the debt securities issued by FNB, or companies we acquired, in relation to our four unconsolidated subsidiary trusts (collectively, the Trusts), which are unconsolidated VIEs and are included on the Consolidated Balance Sheets in long-term borrowings. One hundred percent of the common equity of each Trust is owned by FNB. The Trusts were formed for the purpose of issuing FNB-obligated mandatorily redeemable capital securities, or TPS to third-party investors. The proceeds from the sale of TPS and the issuance of common equity by the Trusts were invested in junior subordinated debt securities issued by FNB, which are the sole assets of each Trust. Since third-party investors are the primary beneficiaries, the Trusts are not consolidated in our Financial Statements. The Trusts pay dividends on the TPS at the same rate as the distributions paid by us on the junior subordinated debt held by the Trusts. F.N.B. Statutory Trust II was formed by us, and the other three statutory trusts were assumed through acquisitions. The acquired statutory trusts were adjusted to fair value in conjunction with the various acquisitions.

We record the distributions on the junior subordinated debt issued to the Trusts as interest expense. The TPS are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debt. The TPS are eligible for redemption, at any time, at our discretion. Under capital guidelines, the junior subordinated debt, net of our investments in the Trusts, is included in tier 2 capital. We have entered into agreements which, when taken collectively, fully and unconditionally guarantee the obligations under the TPS subject to the terms of each of the guarantees.

The following table provides information relating to the Trusts as of December 31, 2023:

TABLE 15.4

(dollars in millions)	Trust Preferred Securities		Common Securities		Junior Subordinated Debt		Stated Maturity Date	Interest Rate	Rate Reset Factor
F.N.B. Statutory Trust II	$	22	$	1	$	22	6/15/2036	7.30 %	SOFR + 165 bps
Yadkin Valley Statutory Trust I		25		1		23	12/15/2037	6.97 %	SOFR + 132 bps
FNB Financial Services Capital Trust I		25		1		23	9/30/2035	7.05 %	SOFR + 146 bps
Patapsco Statutory Trust I		5		—		5	12/15/2035	7.13 %	SOFR + 148 bps
Total	$	77	$	3	$	73			

The SOFR rate used for the rate reset factors in the above table is the Benchmark Replacement (three-month CME term SOFR plus a tenor spread adjustment of 26 basis points).

Senior and other subordinated debt

The following table provides information relating to our senior notes and other subordinated debt as of December 31, 2023. The subordinated notes are eligible for treatment as tier 2 capital for regulatory capital purposes.

TABLE 15.5

(dollars in millions)	Aggregate Principal Amount Issued		Net Proceeds [5]		Carrying Value		Stated Maturity Date	Interest Rate
Senior Notes:								
5.150% Senior Notes due August 25, 2025	$	350	$	347	$	349	8/25/2025	5.150 %
Total senior notes		350		347		349		
Other Subordinated Debt:								
4.950% Fixed-To-Floating Rate Subordinated Notes due 2029 [1]		120		118		119	2/14/2029	4.950 %
4.875% Subordinated Notes due 2025		100		98		100	10/2/2025	4.875 %
Fixed-To-Floating Rate Subordinated Notes due December 6, 2028 [2] [4]		25		26		24	12/6/2028	8.645 %
5.000% Fixed-To-Floating Rate Subordinated Note due May 29, 2030 [3] [4]		25		24		24	5/29/2030	5.000 %
Total other subordinated debt		270		266		267		
Total	$	620	$	613	$	616		

(1) Fixed rate until February 14, 2024, at which time it converts to a floating rate determined by the Benchmark Replacement (three-month CME term SOFR plus a tenor spread adjustment of 26 basis points) plus 240 basis points.
(2) Floating rate effective December 6, 2023, determined by the Benchmark Replacement (three-month CME term SOFR plus a tenor spread adjustment of 26 basis points) plus 302 basis points.
(3) Fixed until May 29, 2025, at which time it converts to a floating rate determined by the three-month SOFR plus 464 basis points.
(4) Assumed from an acquisition and adjusted to fair value at the time of acquisition.
(5) After deducting underwriting discounts and commissions and offering costs. For the debt assumed from acquisitions, this is the fair value of the debt at the time of the acquisition.

Other Credit Availability

Our banking affiliate has additional unused other wholesale credit availability of $8.3 billion as of December 31, 2023.

Borrowing Activity

During the third quarter of 2022, we completed a debt offering in which we issued $350 million aggregate principal amount of 5.150% fixed-rate senior notes due in 2025. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering costs were $347.4 million. These proceeds were used for general corporate purposes, which included the repayment of $300 million in 2.200% Senior Notes that matured in February 2023, and may also include investments at the holding company level, capital to support the growth of FNBPA and refinancing of outstanding indebtedness.

During the second quarter of 2023, we called $6 million in other subordinated debt acquired from the Union acquisition and we repurchased and retired $15 million in other subordinated debt assumed in a previous acquisition. Additionally, during the third quarter of 2023, $13.6 million in other subordinated debt assumed in a previous acquisition matured and we repurchased and retired $1 million in other subordinated debt acquired from the Howard acquisition. During 2022, we assumed $25 million of other subordinated debt and $5 million of junior subordinated debt from the Howard acquisition and $31 million of other subordinated debt from the Union acquisition.

NOTE 16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate risk, primarily by managing the amount, source, and duration of our assets and liabilities, and through the use of derivative instruments. Derivative instruments are used to reduce the effects that changes in interest rates may have on net income and cash flows. We also use derivative instruments to facilitate transactions on behalf of our customers.

All derivatives are carried on the Consolidated Balance Sheets at fair value and do not take into account the effects of master netting arrangements we have with other financial institutions. Credit risk is included in the determination of the estimated fair value of derivatives. Derivative assets are reported in the Consolidated Balance Sheets in other assets and derivative liabilities are reported in other liabilities. Changes in fair value are recognized in earnings except for certain changes related to derivative instruments designated as part of a cash flow hedging relationship, which are recognized in other comprehensive income.

The following table presents notional amounts and gross fair values of our derivative assets and derivative liabilities which are not offset in the Consolidated Balance Sheets:

TABLE 16.1

December 31	2023			2022		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
(in millions)		Asset	Liability		Asset	Liability
Gross Derivatives						
Subject to master netting arrangements:						
Interest rate contracts – designated	$ 1,800	$ 1	$ —	$ 2,180	$ —	$ 1
Interest rate swaps – not designated	5,660	74	35	5,333	89	6
Total subject to master netting arrangements	7,460	75	35	7,513	89	7
Not subject to master netting arrangements:						
Interest rate swaps – not designated	5,660	35	289	5,333	6	390
Interest rate lock commitments – not designated	239	5	—	163	—	12
Forward delivery commitments – not designated	294	1	4	203	1	2
Credit risk contracts – not designated	629	—	—	506	—	—
Total not subject to master netting arrangements	6,822	41	293	6,205	7	404
Total	$ 14,282	$ 116	$ 328	$ 13,718	$ 96	$ 411

Certain derivative exchanges have enacted a rule change which in effect results in the legal characterization of variation margin payments for certain derivative contracts as settlement of the derivatives mark-to-market exposure and not collateral. Accordingly, we have changed our reporting of certain derivatives to record variation margin on trades cleared through these exchanges as settled. The daily settlement of the derivative exposure does not change or reset the contractual terms of the instrument.

We adopted RRR on October 1, 2020, and the guidance will be followed until the Update terminates on December 31, 2024. As of October 16, 2020, we changed our valuation methodology to reflect changes made by central clearinghouses that changed the discounting methodology and interest calculation of cash migration from overnight index swap (OIS) to SOFR for U.S. dollar cleared interest rate swaps to better reflect prices obtainable in the markets in which we transact. Certain of these valuation methodology changes were applied to eligible hedging relationships. Accordingly, we have updated our hedge documentation to reflect the election of certain expedients and exceptions related to our cash flow hedging programs. The change in valuation methodology was applied prospectively as a change in accounting estimate and did not have a material impact on our consolidated financial position or results of operations.

Derivatives Designated as Hedging Instruments under GAAP

Interest Rate Contracts. We entered into interest rate derivative agreements to modify the interest rate characteristics of certain commercial loans and certain of our FHLB advances from variable rate to fixed rate in order to reduce the impact of changes in future cash flows due to market interest rate changes. These agreements are designated as cash flow hedges, in the form of interest rate swaps and collars, hedging the exposure to variability in expected future cash flows. The derivative's gain or loss, including any ineffectiveness, is initially reported as a component of OCI and subsequently reclassified into earnings in the same line item associated with the forecasted transaction when the forecasted transaction affects earnings.

The following table shows amounts reclassified from AOCI:

TABLE 16.2

(in millions)	Amount of Gain (Loss) Recognized in OCI on Derivatives Year Ended December 31, 2023	2022	2021	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income Year Ended December 31, 2023	2022	2021
Derivatives in cash flow hedging relationships:							
Interest rate contracts	$ (10)	$ (39)	$ 5	Interest income (expense)	$ (24)	$ (11)	$ (18)

The following table represents gains (losses) recognized in the Consolidated Statements of Income on cash flow hedging relationships:

TABLE 16.3

	Year Ended December 31,					
	2023		2022		2021	
(in millions)	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings
Total amounts of income and expense line items presented in the Consolidated Statements of Income (the effects of cash flow hedges are included in these line items)	$ 1,754	$ 78	$ 1,117	$ 25	$ 886	$ 27
The effects of cash flow hedging:						
Gain (loss) on cash flow hedging relationships:						
Interest rate contracts:						
Amount of gain (loss) reclassified from AOCI into net income	(46)	22	(8)	(3)	2	(20)

As of December 31, 2023, the maximum length of time over which forecasted interest cash flows are hedged is 2.3 years. In the twelve months that follow December 31, 2023, we expect to reclassify from the amount currently reported in AOCI net derivative losses of $34.0 million ($26.3 million net of tax), in association with interest on the hedged loans and FHLB advances. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations, and the addition of other hedges subsequent to December 31, 2023.

There were no components of derivative gains or losses excluded from the assessment of hedge effectiveness related to these cash flow hedges. Also, during the years ended December 31, 2023 and 2022, there were no gains or losses from cash flow hedge derivatives reclassified to earnings because it became probable that the original forecasted transactions would not occur.

Derivatives Not Designated as Hedging Instruments under GAAP

Interest Rate Swaps. We enter into interest rate swap agreements to meet the financing, interest rate and equity risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. Swap derivative transactions with customers are not subject to enforceable master netting arrangements and are generally secured by rights to non-financial collateral, such as real and personal property.

We enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer interest rate swap agreements. We seek to minimize counterparty credit risk by entering into transactions only with high-quality financial dealer institutions.

Interest rate swap agreements with loan customers and with the offsetting counterparties are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as other income or other expense.

Interest Rate Lock Commitments. IRLCs are an agreement to extend credit to a mortgage loan borrower, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. We are bound to fund the loan at a specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date, subject to the loan approval process. The borrower is not obligated to perform under the commitment. As such, outstanding IRLCs subject us to interest rate risk and related price risk during the period from the commitment to the borrower through the loan funding date, or commitment expiration. The IRLCs generally range between 30 to 360 days. The IRLCs are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Forward Delivery Commitments. Forward delivery commitments on mortgage-backed securities are used to manage the interest rate and price risk of our IRLCs and mortgage loan held for sale inventory by fixing the forward sale price that will be realized upon sale of the mortgage loans into the secondary market. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. The forward delivery contracts are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Credit Risk Contracts. We purchase and sell credit protection under risk participation agreements to share with other counterparties some of the credit exposure related to interest rate derivative contracts or to take on credit exposure to generate revenue. We will make/receive payments under these agreements if a customer defaults on their obligation to perform under certain derivative swap contracts.

Risk participation agreements sold with notional amounts totaling $506.5 million as of December 31, 2023 have remaining terms ranging from five months to seventeen years. Under these agreements, our maximum exposure assuming a customer defaults on their obligation to perform under certain derivative swap contracts with third parties would be $0.1 million and $0.1 million at December 31, 2023 and 2022, respectively. The fair values of risk participation agreements purchased and sold were $0.2 million and $0.1 million, respectively, at December 31, 2023 and $0.1 million and $0.1 million, respectively, at December 31, 2022.

The following table presents the effect of certain derivative financial instruments on the Consolidated Statements of Income:

TABLE 16.4

(in millions)	Consolidated Statements of Income Location	Year Ended December 31,		
		2023	**2022**	**2021**
Interest rate swaps	Non-interest income - other	$ (1)	$ —	$ —
Interest rate lock commitments	Mortgage banking operations	—	—	—
Forward delivery contracts	Mortgage banking operations	(3)	(1)	2
Credit risk contracts	Non-interest income - other	—	—	—

Counterparty Credit Risk

We are party to master netting arrangements with most of our swap derivative dealer counterparties. Collateral, usually marketable securities and/or cash, is exchanged between FNB and our counterparties, and is generally subject to thresholds and transfer minimums. For swap transactions that require central clearing, we post cash and securities to our clearing agency. Collateral positions are settled or valued daily, and adjustments to amounts received and pledged by us are made as appropriate to maintain proper collateralization for these transactions.

Certain master netting agreements contain provisions that, if violated, could cause the counterparties to request immediate settlement or demand full collateralization under the derivative instrument. If we had breached our agreements with our derivative counterparties we would be required to settle our obligations under the agreements at the termination value and would be required to pay nothing as of December 31, 2023 and an additional $0.1 million as of December 31, 2022, respectively, in excess of amounts previously posted as collateral with the respective counterparty.

The following table presents a reconciliation of the net amounts of derivative assets and derivative liabilities presented in the Consolidated Balance Sheets to the net amounts that would result in the event of offset:

TABLE 16.5

| | Net Amount Presented in the Consolidated Balance Sheets | Amount Not Offset in the Consolidated Balance Sheets | | Net Amount |
| | | Financial Instruments | Cash Collateral | |
(in millions)				
December 31, 2023				
Derivative Assets				
Interest rate contracts:				
Designated	$ 1	$ —	$ 1	$ —
Not designated	74	—	74	—
Total	$ 75	$ —	$ 75	$ —
Derivative Liabilities				
Interest rate contracts:				
Not designated	$ 35	$ —	$ 35	$ —
Total	$ 35	$ —	$ 35	$ —
December 31, 2022				
Derivative Assets				
Interest rate contracts:				
Not designated	$ 89	$ —	$ 88	$ 1
Total	$ 89	$ —	$ 88	$ 1
Derivative Liabilities				
Interest rate contracts:				
Designated	$ 1	$ —	$ 1	$ —
Not designated	6	—	6	—
Total	$ 7	$ —	$ 7	$ —

NOTE 17.   COMMITMENTS, CREDIT RISK AND CONTINGENCIES

We have commitments to extend credit and standby letters of credit that involve certain elements of credit risk in excess of the amount stated in the Consolidated Balance Sheets. Our exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. The credit risk associated with commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loans and leases to customers and is subject to normal credit policies. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

Following is a summary of off-balance sheet credit risk information:

TABLE 17.1

December 31	2023	2022
(in millions)		
Commitments to extend credit	$ 13,656	$ 13,250
Standby letters of credit	257	207

At December 31, 2023, funding of 76.3% of the commitments to extend credit was dependent on the financial condition of the customer. We have the ability to withdraw such commitments at our discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Based on management's credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us that may require payment at a future date. The credit risk involved in issuing letters of credit is actively monitored through review of the historical performance of our portfolios.

Our AULC for commitments that are not unconditionally cancellable, which is included in other liabilities on the Consolidated Balance Sheets was $21.5 million and $21.4 million at December 31, 2023 and 2022, respectively. Additional information relating to the AULC is provided in Note 7, "Allowance for Credit Losses on Loans and Leases" in the Notes to Consolidated Financial Statements.

In addition to the above commitments, subordinated notes issued by FNB Financial Services, LP, a wholly-owned finance subsidiary, are fully and unconditionally guaranteed by FNB. These subordinated notes are included in the summaries of short-term borrowings and long-term borrowings in Notes 14 and 15.

Other Legal Proceedings

In the ordinary course of business, we may assert claims in legal proceedings against another party or parties, and we are routinely named as defendants in, or made parties to, pending and potential legal actions. Also, as regulated entities, we are subject to governmental and regulatory examinations, information-gathering requests, and may be subject to investigations and proceedings (both formal and informal). Such threatened claims, litigation, investigations, regulatory and administrative proceedings typically entail matters that are considered incidental to the normal conduct of business. Claims for significant monetary damages may be asserted in many of these types of legal actions, while claims for disgorgement, reimbursement, restitution, penalties and/or other remedial actions or sanctions may be sought in regulatory matters. In these instances, if we determine that we have meritorious defenses, we will engage in an aggressive defense. However, if management determines, in consultation with counsel, that settlement of a matter is in the best interest of FNB and our shareholders, we may do so. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of current knowledge and understanding, and advice of counsel, we do not believe that judgments, sanctions, settlement resolutions, regulatory actions, investigations, settlements or orders, if any, that have arisen or may arise from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on our financial position or liquidity, although they could potentially have a material effect on net income in a given period.

In view of the inherent unpredictability of outcomes in litigation and governmental and regulatory matters, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course, there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and governmental and regulatory matters, including a possible eventual loss, financial or other commitments, fine, restitution, penalty, business or adverse reputational impact, if any, associated with each such matter. In accordance with applicable accounting guidance, we establish accruals for litigation and governmental and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We will continue to monitor such matters, including ongoing reviews, examinations, and investigations by banking regulatory agencies and other government authorities, for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. We believe that our accruals for legal proceedings are appropriate and, in the aggregate, are not material to our consolidated financial position, although future accruals could have a material effect on net income in a given period.

On February 5, 2024, we announced that Yadkin Bank and its successor by merger, FNBPA, reached a settlement with the DOJ and the State of North Carolina to resolve their fair lending concerns, which FNBPA disputes, related to the assessment of mortgage lending activities during a four year period in the Winston-Salem and Charlotte, North Carolina markets that began prior to Yadkin's merger with FNBPA in March 2017. Under the settlement, FNBPA has agreed to provide $11.75 million in mortgage loan subsidies over a five-year period which is an extension of its existing, previously announced commitment to underserved communities, including the Winston-Salem and Charlotte markets. The settlement included no civil money penalties levied against FNBPA.

NOTE 18. STOCK INCENTIVE PLANS

Restricted Stock

We issue restricted stock awards to key employees under our Incentive Compensation Plan (Plan). We issue time-based awards and performance-based awards under this Plan, both of which are based on a three-year vesting period. The grant-date fair value of the time-based awards is equal to the price of our common stock on the grant date. The fair value of the performance-based awards is based on a Monte-Carlo simulation valuation of our common stock as of the grant date. The assumptions used for this valuation include stock price volatility, risk-free interest rate and dividend yield. We granted 1,438,195 and 1,266,821 restricted stock units during 2023 and 2022, respectively, including 293,296 and 297,508 performance-based restricted stock units during those same periods, respectively. We have shareholder approval under the Plan to issue up to 7,397,956 shares of common stock. As of December 31, 2023, we had 5,530,262 remaining shares available for awards under the Plan.

The unvested restricted stock unit awards are eligible to receive cash dividends or dividend equivalents which are ultimately used to purchase additional shares of stock and are subject to forfeiture if the requisite service period is not completed or the specified performance criteria are not met. These awards are subject to certain accelerated vesting provisions upon retirement, death, disability or in the event of a change of control as defined in the award agreements.

The following table summarizes the activity relating to restricted stock units during the periods indicated:

TABLE 18.1

	2023		2022		2021	
	Units	Weighted Average Grant Price per Share	Units	Weighted Average Grant Price per Share	Units	Weighted Average Grant Price per Share
Unvested units outstanding at beginning of year	**4,821,182**	**$ 10.30**	4,680,786	$ 9.71	4,322,115	$ 9.46
Granted	**1,438,195**	**12.71**	1,266,821	13.07	1,113,314	12.65
Acquired	**—**	**—**	60,300	9.41	—	—
Net adjustment	**191,021**	**—**	575,264	9.58	527,975	10.79
Vested	**(2,311,364)**	**7.03**	(1,702,099)	10.57	(1,320,646)	12.07
Forfeited/expired/canceled	**(636,436)**	**8.14**	(243,062)	10.88	(143,238)	10.65
Dividend reinvestment	**—**	**—**	183,172	12.12	181,266	12.17
Unvested units outstanding at end of year	**3,502,598**	**12.89**	4,821,182	10.30	4,680,786	9.71

140

The following table provides certain information related to restricted stock units:

TABLE 18.2

Year Ended December 31	2023	2022	2021
(in millions)			
Stock-based compensation expense	$ 18	$ 22	$ 21
Tax benefit related to stock-based compensation expense	4	5	4
Fair value of units vested	18	21	16

As of December 31, 2023, there was $10.4 million of unrecognized compensation cost related to unvested restricted stock units.

The components of the restricted stock units as of December 31, 2023 are as follows:

TABLE 18.3

(dollars in millions)	Service-Based Units		Performance-Based Units		Total	
Unvested restricted stock units		2,530,664		971,934		3,502,598
Unrecognized compensation expense	$	10	$	—	$	10
Intrinsic value	$	35	$	13	$	48
Weighted average remaining life (in years)		1.76		1.45		1.68

Stock Options

All outstanding stock options were assumed from acquisitions and are fully vested. Upon consummation of our acquisitions, all outstanding stock options issued by the acquired companies were converted into equivalent FNB stock options. We issue shares of treasury stock or authorized but unissued shares to satisfy stock options exercised.

The following table summarizes the activity relating to stock options during the periods indicated:

TABLE 18.4

	2023	Weighted Average Exercise Price per Share	2022	Weighted Average Exercise Price per Share	2021	Weighted Average Exercise Price per Share
Options outstanding at beginning of year	138,381	$ 9.32	167,327	$ 8.83	196,086	$ 8.61
Assumed from acquisitions	—	—	29,396	8.08	—	—
Exercised	(32,292)	7.34	(55,713)	7.23	(28,168)	7.38
Forfeited/expired	(2,399)	8.08	(2,629)	8.22	(591)	6.44
Options outstanding and exercisable at end of year	103,690	9.97	138,381	9.32	167,327	8.83

The stock options outstanding and exercisable at December 31, 2023 have exercise prices ranging from $8.24 to $11.37 and a weighted average remaining life of 0.84 years. The intrinsic value of outstanding and exercisable stock options at December 31, 2023 was $0.4 million. The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price.

NOTE 19. RETIREMENT PLANS

We sponsor the Retirement Income Plan (RIP), a qualified noncontributory defined benefit pension plan that has been frozen. The RIP covered employees who satisfied minimum age and length of service requirements.

We also sponsor two supplemental non-qualified retirement plans that have been frozen. The ERISA Excess Retirement Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would be provided under the RIP, if no limits were applied. The Basic Retirement Plan (BRP) is applicable to certain officers whom the Board of Directors designates. Officers participating in the BRP receive a benefit based on a target benefit percentage based on years of service at retirement and a designated tier as determined by the Board of Directors. When a participant retires, the benefit under the BRP is a monthly benefit equal to the participant's aggregate target benefit percentage multiplied by the participant's highest average monthly cash compensation, including bonuses, during five consecutive calendar years within the last ten calendar years of employment before 2009. This monthly benefit is reduced by the monthly benefit the participant receives from the Social Security Administration, the RIP, the ERISA Excess Retirement Plan and the annuity equivalent of the automatic contributions paid to participants under the qualified 401(k) defined contribution plan and the ERISA Excess Lost Match Plan.

The following tables provide information relating to the accumulated benefit obligation, change in benefit obligation, change in plan assets, the plans' funded status and the amount included in the Consolidated Balance Sheets for the qualified and non-qualified plans described above (collectively, the Plans):

TABLE 19.1

December 31	2023			2022		
	Qualified	Non-Qualified	Total	Qualified	Non-Qualified	Total
(in millions)						
Accumulated benefit obligation	$ 116	$ 15	$ 131	$ 114	$ 16	$ 130
Projected benefit obligation at beginning of year	$ 114	$ 16	$ 130	$ 154	$ 18	$ 172
Acquisition	—	—	—	—	2	2
Interest cost	6	1	7	4	1	5
Actuarial loss (gain)	5	—	5	(34)	(3)	(37)
Benefits paid	(9)	(2)	(11)	(10)	(2)	(12)
Projected benefit obligation at end of year	$ 116	$ 15	$ 131	$ 114	$ 16	$ 130
Fair value of plan assets at beginning of year	$ 170	$ —	$ 170	$ 201	$ —	$ 201
Actual return on plan assets	17	—	17	(21)	—	(21)
Corporation contribution	—	2	2	—	2	2
Benefits paid	(9)	(2)	(11)	(10)	(2)	(12)
Fair value of plan assets at end of year	$ 178	$ —	$ 178	$ 170	$ —	$ 170
Funded status of plans	$ 62	$ (15)	$ 47	$ 56	$ (16)	$ 40

The unrecognized actuarial loss, prior service cost and net transition obligation are required to be recognized into earnings over the average remaining participant life due to the freezing of the RIP, which may, on a net basis, reduce future earnings.

Actuarial assumptions used in the determination of the projected benefit obligation in the Plans are as follows:

TABLE 19.2

Assumptions at December 31	2023	2022
Weighted average discount rate	**4.99 %**	5.34 %
Rates of average increase in compensation levels	**3.30**	3.30

The discount rate assumption at December 31, 2023 and 2022 was determined using a yield-curve based approach. A yield curve was produced for a universe containing the majority of U.S.-issued Aa-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions), and after excluding the 10% of the bonds with the highest and lowest yields. The discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments. The rates of increase in compensation levels only pertains to the non-qualified plan.

The net periodic pension cost and OCI for the Plans included the following components:

TABLE 19.3

Year Ended December 31		2023		2022		2021
(in millions)						
Interest cost	$	7	$	5	$	4
Expected return on plan assets		**(11)**		(14)		(12)
Actuarial loss amortization		**2**		2		3
Total pension cost (income)		**(2)**		(7)		(5)
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (income):						
Current year actuarial (gain) loss		**(1)**		(2)		(18)
Amortization of actuarial loss		**(2)**		(2)		(3)
Total amount recognized in other comprehensive loss (income)		**(3)**		(4)		(21)
Total amount recognized in net periodic benefit cost (benefit) and other comprehensive loss (income)	$	**(5)**	$	(11)	$	(26)

The plans have an actuarial measurement date of December 31. Actuarial assumptions used in the determination of the net periodic pension cost in the Plans are as follows:

TABLE 19.4

Assumptions for the Year Ended December 31	2023	2022	2021
Weighted average discount rate	**5.34 %**	2.72 %	2.31 %
Rates of increase in compensation levels	**3.30**	3.30	3.50
Expected long-term rate of return on assets	**6.75**	6.75	6.75

The rates of increase in compensation levels only pertains to the non-qualified plan. The expected long-term rate of return on plan assets has been established by considering historical and anticipated expected returns on the asset classes invested in by the pension trust and the allocation strategy currently in place among those classes.

The change in plan assets reflects benefits paid from the qualified pension plans of $9.3 million and $9.9 million for 2023 and 2022, respectively. We did not make a contribution to the RIP in 2023, 2022 and 2021. For the non-qualified pension plans, the change in plan assets reflects benefits paid from and contributions made to the plans in the same amount. This amount represents the actual benefit payments paid from general assets of $1.6 million for 2023 and $1.5 million for 2022.

The following table provides information regarding estimated future cash flows relating to the Plans at December 31, 2023:

TABLE 19.5

(in millions)

Expected employer contributions:		2024	$ —
Expected benefit payments:		2024	11
		2025	12
		2026	11
		2027	11
		2028	11
		2029 – 2033	50

The qualified pension plan contributions are deposited into a trust and the qualified benefit payments are made from trust assets. For the non-qualified plans, the contributions and the benefit payments are the same and reflect expected benefit amounts, which we pay from general assets.

Our subsidiaries participate in a qualified 401(k) defined contribution plan under which employees may contribute a percentage of their salary. Employees are eligible to participate upon their first day of employment. Under this plan, we match 100% of the first 6% that the employee defers. Additionally, we may provide a performance-based company contribution of up to 3% if we exceed annual financial goals. Our contribution expense is presented in the following table:

TABLE 19.6

Year Ended December 31	2023	2022	2021
(in millions)			
401(k) contribution expense	$ 21	$ 20	$ 19

We also sponsor an ERISA Excess Lost Match Plan for certain officers. This plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would have been provided under the qualified 401(k) defined contribution plan, if no limits were applied.

Pension Plan Investment Policy and Strategy

Our investment strategy for the RIP is to diversify plan assets between a wide mix of securities within the equity and debt markets to allow the plan assets the opportunity to meet the expected long-term rate of return requirements, while minimizing short-term volatility. In this regard, the plan has targeted allocations within the equity securities category for domestic large cap, domestic mid cap, domestic small cap, emerging market and international securities. Within the debt securities category, the plan has targeted allocation levels for U.S. Treasury, U.S. agency and domestic investment-grade bonds.

The following table presents asset allocations for our pension plans as of December 31, 2023 and 2022, and the target allocation for 2024, by asset category:

TABLE 19.7

December 31	Target Allocation 2024	Percentage of Plan Assets 2023	2022
Asset Category			
Equity securities	45 - 65	65 %	63 %
Debt securities	30 - 50	31	35
Cash equivalents	0 - 10	4	2

At December 31, 2023 and 2022, equity securities included 330,000 and 347,500 shares, respectively, of our common stock, representing 2.6% and 2.7% of total plan assets at December 31, 2023 and 2022, respectively. Dividends received on our common stock held by the Plan were $0.2 million for both 2023 and 2022.

The fair values of our pension plan assets by asset category are as follows:

TABLE 19.8

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2023				
Asset Class				
Cash	$ 7	$ —	$ —	$ 7
Equity securities:				
F.N.B. Corporation	5	—	—	5
Other large-cap U.S. financial services companies	2	—	—	2
Other large-cap U.S. companies	62	—	—	62
International companies	1	—	—	1
Other equity	1	—	—	1
Mutual fund equity investments:				
U.S. equity index funds:				
U.S. small-cap equity index funds	4	—	—	4
U.S. mid-cap equity index funds	6	—	—	6
Non-U.S. equities growth fund	14	—	—	14
U.S. equity funds:				
U.S. mid-cap	13	—	—	13
U.S. small-cap	4	—	—	4
Other	4	—	—	4
Fixed income securities:				
U.S. Treasury bonds	—	3	—	3
U.S. government agencies	—	32	—	32
Fixed income mutual funds:				
U.S. investment-grade fixed income securities	20	—	—	20
Total	$ 143	$ 35	$ —	$ 178

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Asset Class				
Cash	$ 4	$ —	$ —	$ 4
Equity securities:				
F.N.B. Corporation	5	—	—	5
Other large-cap U.S. financial services companies	2	—	—	2
Other large-cap U.S. companies	58	—	—	58
Other equity	1	—	—	1
Mutual fund equity investments:				
U.S. equity index funds:				
U.S. small-cap equity index funds	4	—	—	4
U.S. mid-cap equity index funds	5	—	—	5
Non-U.S. equities growth fund	12	—	—	12
U.S. equity funds:				
U.S. mid-cap	12	—	—	12
U.S. small-cap	4	—	—	4
Other	4	—	—	4
Fixed income securities:				
U.S. government agencies	—	40	—	40
Fixed income mutual funds:				
U.S. investment-grade fixed income securities	19	—	—	19
Total	$ 130	$ 40	$ —	$ 170

The classifications for Level 1, Level 2 and Level 3 are discussed in Note 26, "Fair Value Measurements".

NOTE 20.   INCOME TAXES

Income Tax Expense

Federal and state income tax expense consist of the following:

TABLE 20.1

Year Ended December 31	2023		2022		2021
(in millions)					
Current income taxes:					
Federal taxes	$	**93**	$	94	$	79
State taxes		**12**		9		4
Total current income taxes		**105**		103		83
Deferred income taxes:					
Federal taxes		**(8)**		9		12
State taxes		**2**		2		3
Total deferred income taxes		**(6)**		11		15
Total income taxes	$	**99**	$	114	$	98

The following table provides a reconciliation between the statutory tax rate and the actual effective tax rate:

TABLE 20.2

Year Ended December 31	2023	2022	2021
Statutory federal tax rate	**21.0 %**	21.0 %	21.0 %
State taxes, net of federal benefit	**1.9**	1.5	1.1
Tax-exempt interest	**(1.6)**	(1.6)	(1.7)
Cash surrender value on BOLI	**(0.5)**	(0.4)	(0.5)
Tax credits	**(7.3)**	(3.2)	(3.2)
Affordable housing cost amortization, net of tax benefits	**2.3**	2.2	2.2
Other items	**1.1**	1.1	0.7
Effective tax rate	**16.9 %**	20.6 %	19.6 %

The effective tax rates in 2023, 2022 and 2021, respectively, were lower than the 21% statutory federal tax rate primarily due to the tax benefits resulting from renewable energy investment, historic and new market tax credits, tax-exempt income on investments and loans and income from BOLI. For the years ended December 31, 2023, 2022 and 2021, we recognized net investment tax credits, under Internal Revenue Code (IRC) section 48, of $23.7 million, $0 and $0, respectively, using the flow-through method of accounting for income tax credits.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and tax purposes. DTAs and DTLs are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

The following table presents the tax effects of significant temporary differences that give rise to federal and state DTAs and DTLs:

TABLE 20.3

December 31		2023		2022
(in millions)				
Deferred tax assets:				
Allowance for credit losses	$	91	$	90
Discounts on loans acquired in a business combination		10		14
Net operating loss/tax credit carryforwards		45		50
Deferred compensation		16		16
Securities impairments		2		2
Lease liability		60		39
Net unrealized securities losses		56		90
Other		34		13
Total		314		314
Valuation allowance		(32)		(35)
Total deferred tax assets		282		279
Deferred tax liabilities:				
Loan costs		(10)		(10)
Depreciation		(8)		(7)
Prepaid expenses		(1)		(1)
Amortizable intangibles		(20)		(24)
Pension and other defined benefit plans		(10)		(7)
Lease financing		(40)		(31)
Mortgage servicing rights		(13)		(12)
Lease ROU asset		(57)		(35)
Other		(2)		(4)
Total deferred tax liabilities		(161)		(131)
Net deferred tax assets	$	121	$	148

We establish a valuation allowance when it is more likely than not that we will not be able to realize the benefit of the DTAs or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessment of realizable DTAs. As of December 31, 2023, the valuation allowance of $32.2 million primarily includes unused federal and state net operating loss carryforwards expiring from 2024 to 2043 and $2.6 million of state tax credit carryforwards. We anticipate that neither the state net operating loss and state tax credit carryforwards nor the other net DTAs at certain of our subsidiaries will be utilized and, as such, have recorded a valuation allowance against the DTAs related to these items.

As of December 31, 2023, we had approximately $67.3 million of federal net operating loss and built-in loss carryforwards from acquired companies and $0.8 million of state tax credit carryforwards, net of valuation allowances. The utilization of these tax attributes is subject to annual limitations under Section 382 of the Internal Revenue Code, or a similar state-level statute, which will cause the utilization of these attributes to be deferred over a number of years, not to exceed beyond 2038. We have determined that we will likely have sufficient taxable income in the years during which these tax attributes are available to be utilized and, consequently, have determined that no additional valuation allowance against the recorded DTA is warranted.

Uncertain Tax Positions

We account for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. At December 31, 2023 and 2022, we have approximately $5.0 million and $3.5 million, respectively, of unrecognized tax benefits related to uncertain tax positions. As of December 31, 2023, $4.7 million of these tax benefits would affect the effective tax rate if recognized. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. To the extent interest is not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. A tabular reconciliation of the unrecognized tax benefits is not presented as the impact of changes to uncertain tax positions on our income tax expense was immaterial.

We file numerous income tax returns in the U.S. federal jurisdiction and in several state jurisdictions. We are no longer subject to U.S. federal income tax examinations for years prior to 2020. With limited exception, we are no longer subject to state income tax examinations for years prior to 2020. We currently have one open state examination for the tax year 2018 and do not expect any material adjustments. We also have outstanding refund requests on amended tax returns from an acquisition. We anticipate that a reduction in the unrecognized tax benefit of up to $0.04 million may occur in the next twelve months from the expiration of statutes of limitations which would result in a reduction in income taxes.

NOTE 21.   OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in AOCI, net of tax, by component:

TABLE 21.1

(in millions)	Unrealized Net Gains (Losses) on Debt Securities Available for Sale	Unrealized Net Gains (Losses) on Derivative Instruments	Unrecognized Pension and Postretirement Obligations	Total
Year Ended December 31, 2023				
Balance at beginning of period	$ (269)	$ (44)	$ (44)	$ (357)
Other comprehensive (loss) income before reclassifications	57	(8)	2	51
Amounts reclassified from AOCI	52	19	—	71
Net current period other comprehensive (loss) income	109	11	2	122
Balance at end of period	$ (160)	$ (33)	$ (42)	$ (235)

The amounts reclassified from AOCI related to debt securities AFS are included in net securities gains on the Consolidated Statements of Income, while the amounts reclassified from AOCI related to derivative instruments in cash flow hedge programs are generally included in interest income on loans and leases on the Consolidated Statements of Income. The tax (benefit) expense amounts reclassified from AOCI in connection with the debt securities AFS and derivative instruments reclassifications are included in income taxes on the Consolidated Statements of Income.

NOTE 22.   EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

TABLE 22.1

Year Ended December 31	2023		2022		2021	
(dollars in millions, except per share data)						
Net income	$	**485**	$	439	$	405
Less: Preferred stock dividends		**8**		8		8
Net income available to common stockholders	$	**477**	$	431	$	397
Basic weighted average common shares outstanding		**360,743,462**		349,976,557		319,791,100
Net effect of dilutive stock options and restricted stock		**2,154,344**		4,075,640		3,690,388
Diluted weighted average common shares outstanding		**362,897,806**		354,052,197		323,481,488
Earnings per common share:						
Basic	$	**1.32**	$	1.23	$	1.24
Diluted	$	**1.31**	$	1.22	$	1.23

There were no anti-dilutive shares for the years ended December 31, 2023, 2022 and 2021.

NOTE 23.   REGULATORY MATTERS

FNB and FNBPA are subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulators to ensure capital adequacy require FNB and FNBPA to maintain minimum amounts and ratios of total, tier 1 and CET1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of leverage ratio (as defined). Failure to meet minimum capital requirements could lead to initiation of certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our Consolidated Financial Statements, dividends and future business and corporate strategies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FNB and FNBPA must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. FNB's and FNBPA's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2023, the most recent notification from the federal banking agencies categorized FNB and FNBPA as "well-capitalized" under the respective regulatory frameworks. There are no conditions or events since the notification which management believes have changed this categorization.

Following are the capital ratios for FNB and FNBPA:

TABLE 23.1

(dollars in millions)	Actual		Well-Capitalized Requirements [1]		Minimum Capital Requirements plus Capital Conservation Buffer	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2023						
F.N.B. Corporation:						
Total capital	$ 4,456	12.16 %	$ 3,664	10.00 %	$ 3,847	10.50 %
Tier 1 capital	3,786	10.33	2,198	6.00	3,114	8.50
Common equity tier 1	3,680	10.04	n/a	n/a	2,565	7.00
Leverage	3,786	8.72	n/a	n/a	1,736	4.00
Risk-weighted assets	36,641					
FNBPA:						
Total capital	$ 4,559	12.50 %	$ 3,647	10.00 %	$ 3,829	10.50 %
Tier 1 capital	3,769	10.34	2,917	8.00	3,100	8.50
Common equity tier 1	3,689	10.12	2,370	6.50	2,553	7.00
Leverage	3,769	8.71	2,164	5.00	1,731	4.00
Risk-weighted assets	36,466					
As of December 31, 2022						
F.N.B. Corporation:						
Total capital	$ 4,183	12.06 %	$ 3,467	10.00 %	$ 3,640	10.50 %
Tier 1 capital	3,511	10.13	2,080	6.00	2,947	8.50
Common equity tier 1	3,405	9.82	n/a	n/a	2,427	7.00
Leverage	3,511	8.64	n/a	n/a	1,626	4.00
Risk-weighted assets	34,671					
FNBPA:						
Total capital	$ 4,327	12.51 %	$ 3,459	10.00 %	$ 3,632	10.50 %
Tier 1 capital	3,640	10.52	2,767	8.00	2,940	8.50
Common equity tier 1	3,560	10.29	2,248	6.50	2,421	7.00
Leverage	3,640	8.97	2,029	5.00	1,623	4.00
Risk-weighted assets	34,589					

(1) Reflects the well-capitalized standard under Regulation Y for F.N.B. Corporation and the prompt corrective action framework for FNBPA.

The FRB eliminated the reserve requirement for thousands of depository institutions, although FNBPA still maintains deposits with the FRB for various services such as check clearing. Certain limitations exist under applicable law and regulations by regulatory agencies regarding dividend distributions to a parent by our subsidiaries. As of December 31, 2023, our subsidiaries had $555.1 million of retained earnings available for distribution to us without prior regulatory approval.

Under current FRB regulations, FNBPA is limited in the amount it may lend to non-bank affiliates, including FNB. Such loans must be secured by specified collateral. In addition, any such loans to a non-bank affiliate may not exceed 10% of FNBPA's capital and surplus and the aggregate of loans to all such affiliates may not exceed 20% of FNBPA's capital and surplus. The maximum amount that may be borrowed by FNB affiliates under these provisions was $896.2 million at December 31, 2023.

NOTE 24.   CASH FLOW INFORMATION

Following is a summary of supplemental cash flow information:

TABLE 24.1

Year Ended December 31	2023	2022	2021
(in millions)			
Interest paid on deposits and other borrowings	$ 619	$ 144	$ 101
Income taxes paid	94	81	74
Transfers of loans to other real estate owned	2	2	4
Loans transferred to held for sale from portfolio	355	—	—
Loans transferred to portfolio from held for sale	38	12	—

We did not have any restricted cash as of December 31, 2023, 2022 or 2021.

Supplemental non-cash information relating to the Howard and Union acquisitions is included in Note 3, Mergers and Acquisitions.

NOTE 25.   BUSINESS SEGMENTS

We operate in three reportable segments: Community Banking, Wealth Management and Insurance.

- The Community Banking segment provides commercial and consumer banking services. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services.

- The Wealth Management segment provides a broad range of personal and corporate fiduciary services including the administration of decedent and trust estates. In addition, it offers various alternative products, including securities brokerage (under a third-party arrangement) and investment advisory services, mutual funds and annuities.

- The Insurance segment includes a full-service insurance brokerage service offering all lines of commercial and personal insurance through major carriers. The Insurance segment also includes a reinsurer.

The following tables provide financial information for these segments of FNB. The information provided under the caption "Parent and Other" represents operations not considered to be reportable segments and/or general operating expenses of FNB, and includes the parent company, other non-bank subsidiaries and eliminations and adjustments to reconcile to the Consolidated Financial Statements.

TABLE 25.1

(in millions)	Community Banking		Wealth Management		Insurance		Parent and Other		Consolidated
At or for the Year Ended December 31, 2023									
Interest income	$	1,967	$	—	$	—	$	6	$ 1,973
Interest expense		624		—		—		32	656
Net interest income		1,343		—		—		(26)	1,317
Provision for credit losses		72		—		—		—	72
Non-interest income		166		71		22		(5)	254
Non-interest expense [1]		817		50		17		11	895
Amortization of intangibles		19		—		1		—	20
Income tax expense (benefit)		106		5		1		(13)	99
Net income (loss)		495		16		3		(29)	485
Total assets		45,924		40		29		165	46,158
Total intangibles		2,511		9		26		—	2,546
At or for the Year Ended December 31, 2022									
Interest income	$	1,280	$	—	$	—	$	5	$ 1,285
Interest expense		145		—		—		20	165
Net interest income		1,135		—		—		(15)	1,120
Provision for credit losses		63		—		—		1	64
Non-interest income		240		64		24		(5)	323
Non-interest expense [1]		744		42		19		7	812
Amortization of intangibles		13		—		1		—	14
Income tax expense (benefit)		116		5		1		(8)	114
Net income (loss)		439		17		3		(20)	439
Total assets		43,586		37		33		69	43,725
Total intangibles		2,530		9		27		—	2,566
At or for the Year Ended December 31, 2021									
Interest income	$	1,003	$	—	$	—	$	2	$ 1,005
Interest expense		86		—		—		12	98
Net interest income		917		—		—		(10)	907
Provision for credit losses		(1)		—		—		2	1
Non-interest income		251		61		24		(6)	330
Non-interest expense [1]		653		39		21		8	721
Amortization of intangibles		11		—		1		—	12
Income tax expense (benefit)		100		5		—		(7)	98
Net income (loss)		405		17		2		(19)	405
Total assets		39,396		37		34		46	39,513
Total intangibles		2,268		9		27		—	2,304

(1) Excludes amortization of intangibles, which is presented separately.

153

NOTE 26.   FAIR VALUE MEASUREMENTS

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures. Securities AFS, mortgage loans held for sale accounted for under FVO and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a non-recurring basis, such as certain impaired loans, OREO and certain other assets.

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure.

In determining fair value, we use various valuation approaches, including market, income and cost approaches. We follow an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

TABLE 26.1

Measurement Category	Definition
Level 1	Valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.
Level 2	Valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.
Level 3	Valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies we use for financial instruments recorded at fair value on either a recurring or non-recurring basis:

Securities Available For Sale

These securities are recorded at fair value on a recurring basis. At December 31, 2023, 100.0% of AFS securities used valuation methodologies involving market-based or market-derived information, collectively Level 1 and Level 2 measurements, to measure fair value.

We closely monitor market conditions involving assets that have become less actively traded. If the fair value measurement is based upon recent observable market activity of such assets or comparable assets (other than forced or distressed transactions) that occur in sufficient volume, and do not require significant adjustment using unobservable inputs, those assets are classified as Level 1 or Level 2; if not, they are classified as Level 3. Making this assessment requires significant judgment.

We use prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure the fair value of AFS securities. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing information by corporate personnel familiar with market liquidity and other market-related conditions.

Derivative Financial Instruments

We determine fair value for derivatives using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects contractual terms of the derivative, including the period to maturity and uses observable market-based inputs, including interest rate curves and implied volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives and IRLCs utilize Level 3 inputs. Credit valuation estimates of current credit spreads are used to evaluate the likelihood of our default and the default of our counterparties. However, as of December 31, 2023 and 2022, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our non-IRLC derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected cash flows related to MSRs and the estimated percentage of IRLCs that will result in a closed mortgage loan, and is classified as Level 3.

Loans Held For Sale

Residential mortgage loans held for sale are carried at fair value under the FVO, an irrevocable election at time of origination. Fair value for residential mortgage loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2. Residential mortgage loans held for sale that subsequently are not sold on the secondary market, are carried at fair value under the FVO and classified as Level 3.

SBA loans held for sale are carried at lower of cost or fair value, for which, periodically, it may be necessary to record non-recurring fair value adjustments. Fair value for SBA loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2.

Indirect installment loans held for sale are carried at lower of cost or fair value, for which, periodically, it may be necessary to record non-recurring fair value adjustments. Fair value for indirect loans held for sale, when recorded, is based on the estimated sale price and classified as Level 3.

Collateral Dependent Loans

For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve. Collateral may be real estate and/or business assets including equipment, inventory and accounts receivable.

We determine the fair value of real estate based on appraisals by licensed or certified appraisers. The value of business assets is generally based on amounts reported on the business' financial statements. Management must rely on the financial statements prepared and certified by the borrower or their accountants in determining the value of these business assets on an ongoing basis, which may be subject to significant change over time. Based on the quality of information or statements provided, management may require the use of business asset appraisals and site-inspections to better value these assets. We may discount appraised and reported values based on management's historical knowledge, changes in market conditions from the time of valuation or management's knowledge of the borrower and the borrower's business. Since not all valuation inputs are observable, we classify these non-recurring fair value determinations as Level 2 or Level 3 based on the lowest level of input that is significant to the fair value measurement.

We review and evaluate these loans no less frequently than quarterly for additional write-down based on the same factors identified above.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations and these properties are subject to federal regulatory holding period requirements. OREO acquired in settlement of indebtedness is recorded at fair value less costs to sell. Subsequently, these assets are carried at the lower of carrying value or fair value less costs to sell. Accordingly, it may be necessary to record non-recurring fair value adjustments. Fair value is generally based upon appraisals by licensed or certified appraisers and other market information and is classified as Level 3.

Other Assets - Mortgage Servicing Rights and Small Business Administration Servicing Assets

We carry MSRs at the lower of cost or fair value, and therefore, they are subject to fair value measurements on a non-recurring basis. Since sales of MSRs tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSRs. As such we rely primarily on a discounted cash flow model, incorporating assumptions about loan prepayment rates, discount rates, servicing costs and other economic factors, to estimate the fair value of our MSRs. We utilize a third-party vendor to perform the modeling to estimate the fair value of our MSRs. Since the valuation model uses significant unobservable inputs, we classify MSRs within Level 3.

We retain the servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for us to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. We utilize a third-party vendor to perform the modeling to estimate the fair value of our SBA servicing asset. Since the valuation model uses significant unobservable inputs, we classify SBA servicing assets within Level 3.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

TABLE 26.2

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2023				
Assets Measured at Fair Value				
Debt securities available for sale				
U.S. Treasury	$ 420	$ —	$ —	$ 420
U.S. government agencies	—	79	—	79
U.S. government-sponsored entities	—	223	—	223
Residential mortgage-backed securities				
Agency mortgage-backed securities	—	752	—	752
Agency collateralized mortgage obligations	—	832	—	832
Commercial mortgage-backed securities	—	884	—	884
States of the U.S. and political subdivisions (municipals)	—	27	—	27
Other debt securities	—	37	—	37
Total debt securities available for sale	420	2,834	—	3,254
Loans held for sale	—	150	—	150
Derivative financial instruments				
Trading	—	109	—	109
Not for trading	—	2	5	7
Total derivative financial instruments	—	111	5	116
Total assets measured at fair value on a recurring basis	$ 420	$ 3,095	$ 5	$ 3,520
Liabilities Measured at Fair Value				
Derivative financial instruments				
Trading	$ —	$ 324	$ —	$ 324
Not for trading	—	4	—	4
Total derivative financial instruments	—	328	—	328
Total liabilities measured at fair value on a recurring basis	$ —	$ 328	$ —	$ 328

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Assets Measured at Fair Value				
Debt securities available for sale				
U.S. Treasury	$ 257	$ —	$ —	$ 257
U.S. government agencies	—	108	—	108
U.S. government-sponsored entities	—	262	—	262
Residential mortgage-backed securities				
Agency mortgage-backed securities	—	1,232	—	1,232
Agency collateralized mortgage obligations	—	972	—	972
Commercial mortgage-backed securities	—	395	—	395
States of the U.S. and political subdivisions (municipals)	—	29	—	29
Other debt securities	—	20	—	20
Total debt securities available for sale	257	3,018	—	3,275
Loans held for sale	—	91	—	91
Derivative financial instruments				
Trading	—	95	—	95
Not for trading	—	1	—	1
Total derivative financial instruments	—	96	—	96
Total assets measured at fair value on a recurring basis	$ 257	$ 3,205	$ —	$ 3,462
Liabilities Measured at Fair Value				
Derivative financial instruments				
Trading	$ —	$ 396	$ —	$ 396
Not for trading	—	3	12	15
Total derivative financial instruments	—	399	12	411
Total liabilities measured at fair value on a recurring basis	$ —	$ 399	$ 12	$ 411

The following table presents additional information about assets measured at fair value on a recurring basis and for which we have utilized Level 3 inputs to determine fair value:

TABLE 26.3

(in millions)	Other Debt Securities		Interest Rate Lock Commitments		Total	
Year Ended December 31, 2023						
Balance at beginning of period	$	—	$	—	$	—
Purchases, issuances, sales and settlements:						
Issuances		—		6		6
Settlements		—		(1)		(1)
Balance at end of period	$	—	$	5	$	5
Year Ended December 31, 2022						
Balance at beginning of period	$	—	$	9	$	9
Purchases, issuances, sales and settlements:						
Purchases		2		—		2
Settlements		(1)		(9)		(10)
Transfers from Level 3		(1)		—		(1)
Balance at end of period	$	—	$	—	$	—

We review fair value hierarchy classifications on a quarterly basis. Changes in the observability of the valuation attributes may result in reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in/out of Level 3 at fair value at the beginning of the period in which the changes occur. See the "Securities Available for Sale" discussion within this footnote for information relating to determining Level 3 fair values. There were no transfers of assets or liabilities between the hierarchy levels during 2023. During 2022, we transferred $1.0 million in other debt securities out of the Level 3 hierarchy level into the Level 2 hierarchy level.

From time to time, we measure certain assets at fair value on a non-recurring basis. These adjustments to fair value usually result from the application of the lower of cost or fair value accounting or write-downs of individual assets. Valuation methodologies used to measure these fair value adjustments were previously described. For assets measured at fair value on a non-recurring basis still held at the Balance Sheet date, the following table provides the hierarchy level and the fair value of the related assets or portfolios:

TABLE 26.4

(in millions)	Level 1		Level 2		Level 3		Total	
December 31, 2023								
Collateral dependent loans	$	—	$	—	$	35	$	35
Indirect installment loans held for sale		—		—		338		338
Other assets - MSRs		—		—		12		12
Other assets - SBA servicing asset		—		—		1		1
Other real estate owned		—		—		2		2
December 31, 2022								
Collateral dependent loans	$	—	$	—	$	34	$	34
Other assets - SBA servicing asset		—		—		2		2
Other real estate owned		—		—		3		3

The fair value amounts for collateral dependent loans and OREO in the table above were estimated at a date during the twelve months ended December 31, 2023 and 2022, respectively. Consequently, the fair value information presented is not necessarily as of the period's end. Collateral dependent loans measured or re-measured at fair value on a non-recurring basis during 2023 had a carrying amount of $35.0 million which includes an allocated ACL of $8.2 million. The ACL includes a provision applicable to the current period fair value measurements of $49.3 million, which was included in provision for credit losses for 2023.

Indirect installment loans held for sale measured at fair value on a non-recurring basis during 2023 had a carrying amount of $338.3 million, which includes a valuation allowance of $16.7 million which was included in earnings for 2023.

MSRs measured at fair value on a non-recurring basis had a carrying value of $12.4 million, which included a valuation allowance of $0.2 million, as of December 31, 2023. The valuation allowance includes a provision of $0.2 million included in earnings for 2023. SBA servicing assets measured at fair value on a non-recurring basis had a carrying value of $1.4 million. During 2023, the valuation allowance decreased $0.4 million to $1.2 million as of December 31, 2023, down from $1.6 million at December 31, 2022, which is reflected in the year-to-date provision expense.

OREO measured at fair value on a non-recurring basis during 2023 had a carrying amount of $2.0 million which included a valuation allowance of $0.3 million, as of December 31, 2023. The valuation allowance includes a loss of $0.7 million, which was included in earnings for 2023.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each financial instrument:

Cash and Cash Equivalents, Accrued Interest Receivable and Accrued Interest Payable. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities. For both securities AFS and securities HTM, fair value equals the quoted market price from an active market, if available, and is classified within Level 1. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or pricing models, and is classified as Level 2. Where there is limited market activity or significant valuation inputs are unobservable, securities are classified within Level 3. Under current market conditions, assumptions used to determine the fair value of Level 3 securities have greater subjectivity due to the lack of observable market transactions.

Loans and Leases. The fair value of fixed rate loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans and leases would be made to borrowers with similar credit ratings and for the same remaining maturities less an illiquidity discount, as the fair value measurement represents an exit price from a market participants' viewpoint. The fair value of variable and adjustable-rate loans and leases approximates the carrying amount. Due to the significant judgment involved in evaluating credit quality, loans and leases are classified within Level 3 of the fair value hierarchy.

Loan Servicing Rights. For both MSRs and SBA servicing rights, both classified as Level 3 assets, fair value is determined using a discounted cash flow valuation method. These models use significant unobservable inputs including discount rates, prepayment rates and cost to service which have greater subjectivity due to the lack of observable market transactions.

Derivative Assets and Liabilities. See the "Derivative Financial Instruments" discussion included within this footnote.

Deposits. The estimated fair value of demand deposits, savings accounts and certain money market deposits is the carrying amount at the reporting date because of the customers' ability to withdraw funds immediately. While the deposits, given their nature, are not traded on an active market, they are payable on demand and offer floating market-based interest rates. As a result, given the value associated with our base deposits is not permitted to be captured in this estimate of fair value, the fair values presented contain little to no estimation uncertainty and are consistent with other Level 1 instruments. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings. The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value of subordinated notes is estimated by discounting future cash flows using rates currently offered.

Long-Term Borrowings. The fair value of long-term borrowings is estimated by discounting future cash flows based on the market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Loan Commitments and Standby Letters of Credit. Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, typically are non-binding, and fees are not normally assessed on these balances.

Nature of Estimates. Many of the estimates presented herein are based upon the use of highly subjective information and assumptions and, accordingly, the results may not be precise. Management believes that fair value estimates may not be comparable to other financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made. Further, because the disclosed fair value amounts were estimated as of the Balance Sheet date, the amounts actually realized or paid upon maturity or settlement of the various financial instruments could be significantly different.

The fair values of our financial instruments are as follows:

TABLE 26.5

			Fair Value Measurements		
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2023					
Financial Assets					
Cash and cash equivalents	**$ 1,576**	**$ 1,576**	**$ 1,576**	**$ —**	**$ —**
Debt securities available for sale	**3,254**	**3,254**	**420**	**2,834**	**—**
Debt securities held to maturity	**3,911**	**3,593**	**—**	**3,593**	**—**
Net loans and leases, including loans held for sale	**32,405**	**30,641**	**—**	**150**	**30,491**
Loan servicing rights	**61**	**73**	**—**	**—**	**73**
Derivative assets	**116**	**116**	**—**	**111**	**5**
Accrued interest receivable	**160**	**160**	**160**	**—**	**—**
Financial Liabilities					
Deposits	**34,711**	**34,654**	**28,496**	**6,158**	**—**
Short-term borrowings	**2,506**	**2,505**	**2,505**	**—**	**—**
Long-term borrowings	**1,971**	**1,928**	**—**	**1,192**	**736**
Derivative liabilities	**328**	**328**	**—**	**328**	**—**
Accrued interest payable	**69**	**69**	**69**	**—**	**—**
December 31, 2022					
Financial Assets					
Cash and cash equivalents	$ 1,674	$ 1,674	$ 1,674	$ —	$ —
Debt securities available for sale	3,275	3,275	257	3,018	—
Debt securities held to maturity	4,087	3,687	—	3,687	—
Net loans and leases, including loans held for sale	29,977	29,008	—	91	28,917
Loan servicing rights	55	71	—	—	71
Derivative assets	96	96	—	96	—
Accrued interest receivable	126	126	126	—	—
Financial Liabilities					
Deposits	34,770	34,673	31,158	3,515	—
Short-term borrowings	1,372	1,369	1,369	—	—
Long-term borrowings	1,093	1,061	—	—	1,061
Derivative liabilities	411	411	—	399	12
Accrued interest payable	31	31	31	—	—

NOTE 27.   PARENT COMPANY FINANCIAL STATEMENTS

The following is condensed financial information of F.N.B. Corporation (parent company only). In this information, the parent company's investments in subsidiaries are stated at cost plus equity in undistributed earnings of subsidiaries since acquisition. This information should be read in conjunction with the Consolidated Financial Statements.

TABLE 27.1

Balance Sheets (in millions)

December 31		2023		2022
Assets				
Cash and cash equivalents	$	375	$	662
Other assets		98		21
Investment in bank subsidiary		6,014		5,762
Investments in and advances to non-bank subsidiaries		572		481
Total Assets	$	**7,059**	$	6,926
Liabilities				
Other liabilities	$	110	$	45
Advances from affiliates		197		197
Long-term borrowings		695		1,023
Subordinated notes:				
Short-term		6		7
Long-term		1		1
Total Liabilities		**1,009**		1,273
Stockholders' Equity		6,050		5,653
Total Liabilities and Stockholders' Equity	$	**7,059**	$	6,926

TABLE 27.2

Statements of Income (in millions)

Year Ended December 31	2023	2022	2021
Income			
Dividend income from subsidiaries:			
Bank	$ 382	$ 254	$ 215
Non-bank	3	6	5
	385	260	220
Interest income	16	16	13
Other income	1	—	—
Total Income	402	276	233
Expenses			
Interest expense	47	34	25
Other expenses	21	17	17
Total Expenses	68	51	42
Income Before Taxes and Equity in Undistributed Income of Subsidiaries	334	225	191
Income tax benefit	15	9	7
	349	234	198
Equity in undistributed income of subsidiaries:			
Bank	130	200	207
Non-bank	6	5	—
Net Income	$ 485	$ 439	$ 405

TABLE 27.3

Statements of Cash Flows (in millions)

Year Ended December 31		2023		2022		2021
Operating Activities						
Net income	$	**485**	$	439	$	405
Adjustments to reconcile net income to net cash flows from operating activities:						
Undistributed earnings from subsidiaries		**(136)**		(203)		(207)
Other, net		**(4)**		—		(2)
Net cash flows provided by operating activities		**345**		236		196
Investing Activities						
Net increase in advances to subsidiaries		**(75)**		(18)		(78)
Payment for further investment in subsidiaries		**(9)**		3		(12)
Increase in premises and equipment		**(8)**		—		—
Net cash received in business combinations		**—**		9		—
Net cash flows used in investing activities		**(92)**		(6)		(90)
Financing Activities						
Decrease in long-term debt		**(331)**		(3)		(2)
Increase in long-term debt		**2**		351		2
Other, net		**(29)**		(32)		(27)
Cash dividends paid:						
Preferred stock		**(8)**		(8)		(8)
Common stock		**(174)**		(171)		(156)
Net cash flows provided by (used in) financing activities		**(540)**		137		(191)
Net Increase (Decrease) in Cash and Cash Equivalents		**(287)**		367		(85)
Cash and cash equivalents at beginning of year		**662**		295		380
Cash and Cash Equivalents at End of Year	$	**375**	$	662	$	295
Cash paid during the year for:						
Interest	$	**48**	$	34	$	25

NOTE 28. SUBSEQUENT EVENT

On February 15, 2024, we redeemed all our Series E, 7.25% Fixed Rate / Floating Rate Non-Cumulative Perpetual Preferred Stock in the amount of $110.9 million. The preferred stock is no longer outstanding and dividends will no longer accrue on such securities.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. FNB's management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of FNB's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, FNB's disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING. Information required by this item is set forth in "Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a – 15(f) and 15d –15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2023 to which this report relates that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

NONE.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

NONE.

PART III

ITEM 10. DIRECTORS, EXECUTIVES OFFICERS AND CORPORATE GOVERNANCE

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 8, 2024. Such information is incorporated herein by reference. Certain information regarding executive officers is included under the caption "Information About Our Executive Officers" after Part I, Item 4, of this Report.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to this item is provided in FNB's definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 8, 2024. Such information is incorporated herein by reference. Neither the Report of the Compensation Committee nor the Report of the Audit Committee shall be deemed filed with the SEC, but shall be deemed furnished to the SEC in this Report, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent that FNB specifically incorporates it by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

With the exception of the equity compensation plan information provided below, the information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 8, 2024. Such information is incorporated herein by reference.

The following table provides information related to equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Stock Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,502,598 (1)	n/a	5,530,262 (2)
Equity compensation plans not approved by security holders	103,690 (3)	$ 9.97	n/a

(1) Restricted common stock awards subject to forfeiture. The shares of restricted stock vest over periods ranging from three to five years from the award date.

(2) Represents shares of common stock registered with the SEC which are eligible for issuance pursuant to stock option or restricted stock awards granted under various plans.

(3) Represents the securities to be issued upon exercise of stock options that we assumed in various acquisitions. We do not intend to grant any new awards under these plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 8, 2024. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 8, 2024. Such information is incorporated herein by reference.

Our independent registered public accounting firm is Ernst and Young LLP, located in Pittsburgh, PA and their Public Company Accounting Oversight Board (United States) firm identification number is 42.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   **FINANCIAL STATEMENTS**

The Consolidated Financial Statements of F.N.B. Corporation and subsidiaries required in response to this item are incorporated by reference to Item 8 of this Report.

(b)   **EXHIBITS**

The following exhibits are filed or incorporated by reference as part of this report:

Exhibit Number	Description
2.1.	Plan of Conversion of F.N.B. Corporation (incorporated by reference to Exhibit 2.1. to FNB's Current Report on Form 8-K filed on August 30, 2016).
2.2.	Agreement and Plan of Merger, dated as of July 12, 2021, between F.N.B. Corporation and Howard Bancorp, Inc. (Incorporated by reference to Exhibit 2.1. of FNB's Current Report on Form 8-K filed on July 13, 2021).
2.3	Agreement and Plan of Merger, dated as of May 31, 2022, between F.N.B. Corporation and UB Bancorp (Incorporated by reference to Exhibit 2.1. of FNB's Current Report on Form 8-K filed on June 1, 2022).
3.1.	Articles of Incorporation of F.N.B. Corporation, effective as of August 30, 2016 (Incorporated by reference to Exhibit 3.1. of FNB's Current Report on Form 8-K filed on August 30, 2016).
3.2.	Bylaws of F.N.B. Corporation, effective as of February 21, 2024. (filed herewith).
4.3.	Deposit Agreement, dated as of November 1, 2013, by and between F.N.B. Corporation and Computershare Limited (successor in interest to Registrar and Transfer Company), as Depositary (incorporated by reference to Exhibit 4.1. of FNB's Current Report on Form 8-K filed on November 1, 2013).
4.4.	Specimen Stock Certificate for Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (incorporated by reference to Exhibit 4.5. of FNB's Amendment No. 1 to Form 8-A filed on August 30, 2016).
4.5.	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.3. above).
4.6.	Assignment and Assumption Agreement between and among FNB, Computershare Trust Company, N.A., as successor-in-interest to Registrar and Transfer Company, and The Bank of New York Mellon, dated May 10, 2017 (Incorporated by reference to Exhibit 4.1 of FNB'S Current Report on Form 8-K filed on May 15, 2017).
4.7.	Amendment to Deposit Agreement made on May 10, 2017 between FNB and The Bank of New York Mellon (Incorporated by reference to Exhibit 4.2 of FNB's Current Report on Form 8-K filed on May 15, 2017).
4.8	Description of the Registrants securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. (Incorporated by reference to Exhibit 4.8 of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.)
4.9.	There are no instruments with respect to long-term debt of FNB and its subsidiaries that involve securities authorized under the instrument in an amount exceeding 10 percent of the total assets of FNB and its subsidiaries on a consolidated basis. FNB agrees to provide the SEC with a copy of instruments defining the rights of holders of long-term debt of FNB and its subsidiaries upon request.
10.1. (P)	Form of Deferred Compensation Agreement by and between First National Bank of Pennsylvania and four of our executive officers. (Incorporated by reference to Exhibit 10.3. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 000-08144)). *
10.3.	Amendment to Deferred Compensation Agreement of Stephen J. Gurgovits. (Incorporated by reference to Exhibit 10.2. of FNB's Current Report on Form 8-K filed on December 22, 2008). *
10.4. (P)	Basic Retirement Plan (formerly the Supplemental Executive Retirement Plan) of F.N.B. Corporation effective January 1, 1992. (Incorporated by reference to Exhibit 10.9. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 000-08144)). *
10.6	F.N.B. Corporation 2022 Incentive Compensation Plan. (Incorporated by reference to Annex B of FNB's 2022 Proxy Statement filed on March 25, 2022). *
10.10.	Form of Indemnification Agreement for directors. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on September 23, 2008). *

Exhibit Number	Description
10.11.	Form of Indemnification Agreement for officers. (Incorporated by reference to Exhibit 10.2. of FNB's Current Report on Form 8-K filed on September 23, 2008). *
10.12.	Employment Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Vincent J. Delie, Jr. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on December 21, 2010). *
10.13.	Employment Agreement between F.N.B. Corporation and Vincent J. Calabrese. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on February 26, 2013). *
10.15A.	Form of Performance-Based Restricted Stock Unit Award Agreement (ROATCE). (Incorporated by reference to Exhibit 10.15A. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022).*
10.15B.	Form of Performance-Based Restricted Stock Unit Award Agreement (ICG Growth). (Incorporated by reference to Exhibit 10.15B. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022).*
10.16.	Form of Time-Based Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.16. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022).*
10.17.	F.N.B. Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on April 19, 2022). *.
10.18.	Form of director restricted stock unit agreement (Incorporated by reference to Exhibit 10.2 of FNB's Quarterly report on Form 10-Q for the quarter ended June 30, 2022 filed on August 5, 2022). *
10.19.	Executive Retention Life Insurance Agreement, dated as of November 3, 2022, between Vincent J. Delie, Jr. and FNB Corporation (Incorporated by reference to Exhibit 10.1. of FNB's Quarterly report on Form 10-Q for the quarter ended September 30, 2022 filed on November 4, 2022). *
10.20.	Employment Agreement between First National Bank of Pennsylvania and Gary Guerrieri (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on December 6, 2023). *
14.	Code of Ethics. (Incorporated by reference to Exhibit 99.3. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2009). *
21.	Subsidiaries of the Registrant. (filed herewith).
23.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. (filed herewith).
31.1.	Certification of Chief Executive Officer Sarbanes-Oxley Act Section 302. (filed herewith).
31.2.	Certification of Chief Financial Officer Sarbanes-Oxley Act Section 302. (filed herewith).
32.1.	Certification of Chief Executive Officer Sarbanes-Oxley Act Section 906. (furnished herewith).
32.2.	Certification of Chief Financial Officer Sarbanes-Oxley Act Section 906. (furnished herewith).
97	F.N.B. Corporation Compensation Recoupment (Clawback) Policy (filed herewith).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).
*	Management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of this Report.

(c)   **SCHEDULES**

No financial statement schedules are being filed because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related notes thereto.

ITEM 16.   **FORM 10-K SUMMARY**

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. CORPORATION

By   /s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Vincent J. Delie, Jr. Vincent J. Delie, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2024
/s/ Vincent J. Calabrese, Jr. Vincent J. Calabrese, Jr.	Chief Financial Officer (Principal Financial Officer)	February 26, 2024
/s/ James L. Dutey James L. Dutey	Corporate Controller and Senior Vice President (Principal Accounting Officer)	February 26, 2024
/s/ Pamela A. Bena Pamela A. Bena	Director	February 26, 2024
/s/ William B. Campbell William B. Campbell	Director	February 26, 2024
/s/ James D. Chiafullo James D. Chiafullo	Director	February 26, 2024
/s/ Mary Jo Dively Mary Jo Dively	Director	February 26, 2024
/s/ David J. Malone David J. Malone	Director	February 26, 2024
/s/ Frank C. Mencini Frank C. Mencini	Director	February 26, 2024
/s/ David L. Motley David L. Motley	Director	February 26, 2024
/s/ Heidi A. Nicholas Heidi A. Nicholas	Director	February 26, 2024

| /s/ John S. Stanik | Director | February 26, 2024 |
| John S. Stanik | | |

| /s/ William J. Strimbu | Director | February 26, 2024 |
| William J. Strimbu | | |

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ANNUAL | 2 0 2 3 | REPORT
BUILDING ON OUR STRONG FOUNDATION



Corporate Leadership

Vincent J. Delie, Jr.
Chairman, President & CEO

Vincent J. Calabrese, Jr.
Chief Financial Officer

Gary L. Guerrieri
Chief Credit Officer

D. Bryant Mitchell
Chief Wholesale Officer

Barry C. Robinson
Chief Consumer Officer

James G. Orie
Corporate Secretary
Chief Legal Officer

Thomas M. Whitesel
Chief Risk Officer

Christine E. Tvaroch
Chief Audit Executive

Jennifer M. Reel
Chief Communications Officer



Corporate Headquarters
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, Pennsylvania 15212
Telephone: (888) 981-6000
Website: www.fnbcorporation.com

Transfer Agent and Registrar
Broadridge Corporate Issuer
Solutions, Inc.
51 Mercedes Way
Edgewood, New Jersey 11717
Telephone: (844) 877-8750

Stock Listing
The Corporation's common
stock is traded on the
New York Stock Exchange under
the ticker symbol "FNB."

F.N.B. Corporation and First National Bank Board of Directors


Pamela A. Bena
Director of Finance
Pittsburgh Zoo &
PPG Aquarium


William B. Campbell
Lead Director
Retired Businessman


James D. Chiafullo
Partner
Steptoe & Johnson, PLLC


Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation


Mary Jo Dively
Vice President and
General Counsel
Carnegie Mellon University


David J. Malone
President and CEO
Gateway Financial
Group, Inc.


Frank C. Mencini
Managing Partner
BGS Consulting


David L. Motley
President & CEO
MCAPS, LLC


Heidi A. Nicholas
Principal
Nicholas Enterprises


John S. Stanik
Retired CEO
Ampco – Pittsburgh
Corporation


William J. Strimbu
President
Nick Strimbu, Inc.

